2010 Annual Report

2010 Annual Report

Five Year Financial Highlights

	(in US$ millions except share and per share data or as otherwise indicated)
	2010	2009	2008	2007	2006

Revenue	6,163.7	6,635.6	7,825.6	7,510.2	6,803.7
Net earnings	469.0	856.8	1,473.8	1,095.8	227.5
Total assets	31,738.2	28,452.0	27,305.4	27,941.8	26,576.5
Common shareholders’ equity	7,761.9	7,391.8	4,866.3	4,063.5	2,662.4
Common shares outstanding – year-end (millions)	20.5	20.0	17.5	17.7	17.7
Increase in book value per share	2.6%	32.9%	21.0%	53.2%	9.2%
Per share
Net earnings per diluted share	21.31	43.75	79.53	58.38	11.92
Common shareholders’ equity	379.46	369.80	278.28	230.01	150.16
Dividends paid	10.00	8.00	5.00	2.75	1.40
Market prices
TSX – Cdn$
High	425.25	417.35	390.00	311.87	241.00
Low	356.25	272.38	221.94	195.25	100.00
Close	408.99	410.00	390.00	287.00	231.67

Please see the Consolidated Financial Summary on page 211, which shows
Fairfax’s financial highlights since inception in 1985.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2010, Northbridge’s net premiums written were Cdn$1,014.0 million. At year-end, the company had statutory equity of Cdn$1,263.4 million and there were 1,536 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In 2010, C&F’s net premiums written were US$733.4 million. At year-end, the company had statutory surplus of US$1,313.5 million and there were 1,197 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers’ compensation insurance business in the United States. On May 20, 2010, Fairfax completed the acquisition of all of the outstanding common shares of Zenith National. In 2010, Zenith National’s annual net premiums written were US$427.3 million. At year-end, the company had statutory surplus of US$690.2 million and there were 1,395 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2010, First Capital’s net premiums written were SGD 147.8 million (approximately SGD 1.3 = US$1). At year-end, the company had shareholders’ equity of SGD 287.6 million and there were 108 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2010, Falcon’s net premiums written were HK$379.1 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders’ equity of HK$458.1 million and there were 81 employees.

Other Insurance

Fairfax Brasil, based in São Paulo, commenced writing insurance in March 2010 in all lines of business in Brazil. In 2010, Fairfax Brasil’s gross premiums written were US$35.0 million. At year-end, the company had shareholders’ equity of US$36.5 million and there were 40 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2010, OdysseyRe’s net premiums written were US$1,853.8 million. At year-end, the company had shareholders’ equity of US$3,749.3 million and there were 737 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicates 780 and 3330 at Lloyd’s, focused on specialty property reinsurance and insurance risks. In 2010, Advent’s net premiums written were US$214.3 million. At year-end, the company had shareholders’ equity of US$149.7 million and there were 60 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance business in the Central and Eastern European regions. In 2010, Polish Re’s net premiums written were PLN 205.2 million (approximately PLN 3.0 = US$1). At year-end, the company had shareholders’ equity of PLN 238.0 million and there were 45 employees.

Group Re primarily constitutes the participation by CRC Re (based in Barbados effective January 4, 2011, formerly based in Bermuda) and Wentworth (based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2010, Group Re’s net premiums written were US$243.3 million. At year-end, the Group Re companies had combined shareholders’ equity of US$432.5 million.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders’ equity (including amounts related to nSpire Re’s financing of Fairfax’s U.S. insurance and reinsurance companies) of US$2,516.5 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 143 employees in the U.S., located primarily in Manchester, New Hampshire, and 59 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All of the above companies are wholly owned (except for 98%-owned First Capital).

(2)	The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure also includes a 41.3% interest in Gulf Insurance (a Kuwait insurance company), a 26% interest in ICICI Lombard (an Indian property and casualty insurance company), a 40.5% interest in Falcon Thailand, a 22.7% interest in PTU S.A. (a Polish property and casualty insurance company), a 22.2% interest in Singapore Re, an approximate 20.0% interest in Alliance Insurance (a Dubai, U. A. E. company), a 15.0% interest in Alltrust (a Chinese property and casualty insurance company), and investments in The Brick (17.3%), Cunningham Lindsey (43.6%), MEGA Brands (16.5%), Fibrek (25.8%) and Ridley (73.5%). The other companies in the Fairfax corporate structure, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), are not part of these operating groups; these other companies have no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

After a scintillating three years during which our book value per share went up by 146%, our book value increased by only 5% in 2010 (including the $10 per share dividend paid in 2010) to $379.461 per share. Common shareholders’ equity increased from $7.4 billion at December 31, 2009 to $7.8 billion at December 31, 2010 while we earned $469 million after tax ($21.31 per share). We ended the year with $1.5 billion in cash and marketable securities at the holding company level.

2010 marked the completion of the first 25 years for Fairfax. And what a journey it has been! We began with one small insurance company in Canada, with $10 million in premiums and less than $10 million in capital. Book value was $1 1/2 per share.

With much hard work, a small but wonderful team of officers, presidents and investment principals and lots of good fortune, today we have a worldwide insurance/reinsurance company operating in over 100 countries with $5 billion of premiums and about $8 billion of shareholders’ capital. Book value per share has compounded at 25% per year to $379 per share while Fairfax’s stock price has compounded at 21% per year. By the way, this rate of compounding in our stock price over the past 25 years is the best in the property and casualty business (there are only nine public companies with a 25-year track record), second best among all companies in Canada and in the top ten companies in the S&P 500. Shown in the table below is Fairfax’s compound growth in book value for the five, ten, fifteen, twenty and twenty-five years ending December 31, 2010, not including dividends.

	As of December 31, 2010
	5 years	10 years	15 years	20 years	25 years

Compound growth in book value	22.5%	9.9%	16.4%	17.6%	24.7%

You can see why we are so grateful for this performance and deeply humbled, given all the challenges we faced over this time period. We particularly want to thank our long term shareholders who have supported and encouraged us throughout this extraordinary journey. We have published a small book, “The First 25 Years of Fairfax”, written by journalist Ron Graham, based on a series of interviews. We hope you enjoy reading our story – a copy will be given to all attendees at our shareholders’ meeting on April 20, 2011.

While we are very thankful for our results, we are even more grateful for the “Fair and Friendly” culture that we have developed at Fairfax. The foundation for our culture and the people who are attracted to it is our guiding principles shown in the Appendix. These guiding principles have served us well over the past 25 years and are the rock on which our company is built. More in the book!

In 2010, our excess capital generated over the past few years permitted Fairfax to acquire five companies and still end the year with $1.5 billion in cash and marketable securities in the holding company. The five acquired companies are Zenith National (discussed in our 2009 Annual Report), First Mercury (closed in February 2011 at a cost of $294 million), Gulf Insurance (a 41% interest), Pacific Insurance Berhad (in Malaysia – expected to close in March 2011 at a cost of $64 million) and General Fidelity Insurance Company (GFIC – a runoff company). With the exception of GFIC, which is in runoff, these are all high quality companies and our decentralized structure allowed us to do these acquisitions smoothly in our fair and friendly fashion. All our companies are run separately but investments are centralized at Fairfax. First Mercury will become the excess and surplus lines platform for Crum & Forster; Gulf Insurance consolidates our interests in the Middle East; Pacific Insurance Berhad will be part of Fairfax Asia; and GFIC will be under RiverStone, our runoff group.

We announced our agreement to acquire First Mercury on October 28, 2010 at $16.50 per share or $294 million – approximately book value per share. While the company was established in 1973, Richard Smith has built an outstanding surplus lines and specialty platform company headquartered in Detroit over the past 15 years. The location of the headquarters appealed to our contrarian instincts! The combined ratio of the company over the past nine years has averaged 93.2%. The excess and surplus lines market in the U.S. expands and contracts like an accordion depending on whether we have hard or soft insurance markets. Currently it is in its contraction phase but at some time in the future, Richard and his team will be able to expand significantly. The company wrote gross premiums of $331 million in 2010 with an investment portfolio of $836 million. We welcome Richard and all the employees of First Mercury to the Fairfax family.

 1 Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $millions except as otherwise indicated.

In 2008 we mentioned to you that we had purchased approximately a 20% interest in Arab Orient run excellently by Isam Abdelkhaliq and controlled by Karim Kabariti (Chairman of Jordan Kuwait Bank). Through Karim we met Faisal Al Ayyar, Vice Chairman of Kipco, the controlling shareholder of Gulf Insurance and Jordan Kuwait Bank and the ultimate controller of Arab Orient. Under Faisal’s leadership, Kipco has had an outstanding track record over the past 20 years, increasing shareholder value by building businesses with an Arab world focus. Kipco’s book value per share has compounded by 16% per year over the past 13 years and the stock price has followed suit. We paid $217.1 million for a 41% interest in Gulf Insurance, with Kipco having a 43% interest, and Gulf Insurance purchased our shares of Arab Orient at our cost of $11.2 million to increase Gulf’s ownership of Arab Orient to 89%. Gulf Insurance, which has been in business since 1962, operates in seven countries in the Middle East and North Africa and is the premier property and casualty company in the region. In 2010, Gulf Insurance wrote $417.6 million in gross premiums and earned $33.2 million, with a consolidated investment portfolio of $552.0 million; its combined ratio has averaged 94% over the past ten years. We are excited to be partners with Faisal and his management team at Kipco and our team of Bijan Khosrowshahi, Jean Cloutier and Steve Ridgeway look forward to working with Khaled Saoud Al-Hasan, the CEO of Gulf Insurance, and the presidents of the seven insurance companies belonging to Gulf Insurance. We continue to separately own a 20% interest in Alliance Insurance Company in Dubai, led by Wisam Al Haimus. Wisam had another outstanding year with a combined ratio of approximately 74% in 2010.

On December 3, 2010 we announced our agreement to acquire Pacific Insurance Berhad of Malaysia for $64 million. Pacific has been in business since the 1950s and has 18 branches, over 200 employees and 1,200 agents. Pacific provides all classes of general insurance and is known for being a pioneer and a quality provider of medical insurance. In 2010, Pacific wrote gross premiums of $52.2 million and had an investment portfolio of $78.2 million. Under Sonny Tan, the CEO of Pacific, the combined ratio of the company over the past seven years has averaged 99%. We welcome Sonny and the employees of Pacific to the Fairfax family. Sonny will work closely with Mr. Athappan, Chairman and CEO of Fairfax Asia, who continues to knock the ball out of the park in Singapore.

Our acquisition of GFIC in August 2010 was our first runoff acquisition since we began looking at runoff acquisitions five years ago. TIG Insurance Company agreed to purchase GFIC for $367.1 million (a discount to its book value of $385.8 million) with a $100 million cash payment and a $267.1 million six-year non-interest-bearing contingent note, subject to reserve development. At closing, the note was written down by $65.7 million due mainly to an increase in claims reserves. The net note of $201.4 million was present valued at 6.17% to get a fair value of the note of $140.6 million (the discount of $60.8 million will be expensed annually into earnings over the next six years). After reducing the net book value of $385.8 million by increasing claims reserves and making other fair value adjustments – all after tax – the fair value of the net assets acquired was $323.7 million. The difference between the net assets acquired of $323.7 million and the total purchase price of $240.6 million ($100 million + $140.6 million) resulted in a gain on purchase (negative goodwill in the past) of $83.1 million which flowed into earnings in 2010. At closing GFIC had an investment portfolio of $661.1 million and gross loss reserves of $394.7 million (reinsurance recoverables of $10.5 million). The contingent note provides us with excellent downside protection while the investment portfolio will provide us a good return on our investment. In six years, we expect to pay whatever is remaining on the contingent note through a dividend from GFIC. Extensive due diligence was done on GFIC by Nick Bentley and his team – and Nick also brought Dennis Gibbs back for this project! GFIC, which at closing had no employees of its own, has been absorbed by RiverStone. We will continue to look for runoff acquisitions like GFIC.

Speaking of RiverStone, as you know, we have an outstanding team, led by Nick Bentley, whose 202 employees manage all our runoff operations in two locations – Manchester, New Hampshire and Brighton in the United Kingdom. Since we put TIG Insurance into runoff in 2002, RiverStone has reduced the number of claims outstanding by over 90% while increasing statutory surplus from $536 million at year-end 2002 to $942 million at year-end 2010 – after paying dividends to Fairfax of $330 million. RiverStone has also reduced the number of claims in our European runoff by 86% during the same time period. In the last four years our worldwide runoff group has earned a cumulative total of $672 million pre-tax (not including the gain on the acquisition of GFIC). As I have mentioned many times before, we are very fortunate to have a first class runoff operation.

Our partnership with Chuck Davis and Stonepoint in the ownership of Cunningham Lindsey continues to go very well (mainly due to Chuck and Stonepoint!). On January 4, 2011 Cunningham Lindsey acquired GAB Robins’ U.S. loss adjusting business (having previously acquired the international operations). Annual revenue is running at approximately $800 million with good EBITDA margins. Our 44% investment is on our balance sheet at $128.9 million. Brad Martin continues to monitor our investment in Cunningham Lindsey.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Recently, we announced a change in the management of our insurance and reinsurance operations. While retaining our decentralized structure, we appointed Andy Barnard as President and COO of our Fairfax Insurance Group, to oversee all of Fairfax’s insurance and reinsurance operations and to work with our presidents on strategy and coordination. Andy has built over 15 years one of the most successful reinsurance companies in the world. When Andy joined OdysseyRe (the old Skandia Re) in 1996, it wrote $200 million in premiums, operated only in the U.S. and had shareholders’ capital of $315 million. The old Skandia Re was effectively in runoff. With a few acquisitions, including CTR in Paris and TIG Re in the U.S., Andy has built OdysseyRe into a nimble, worldwide reinsurance operation focused on serving its customers while achieving an underwriting profit with good reserving. OdysseyRe wrote premiums of $1.9 billion in 2010 with shareholders’ capital of $3.7 billion – after returning net capital to its shareholders of $247 million. OdysseyRe compounded its book value per share since it went public in 2001 at 20.4% per year – the best track record in the reinsurance business that I know of.

We are very excited about Fairfax’s long term prospects with Andy Barnard in this new role. At OdysseyRe, Brian Young will take over as CEO, while Andy moves to become Vice Chairman. Brian and Andy have worked together for 15 years and this will be a very smooth transition. As I have mentioned in the past, in the reinsurance business, a few good men or women can have a huge impact on the business.

The results of our major subsidiaries in 2010 are shown below:

			Return on
			Average
	Combined	Net	Shareholders’
	Ratio	Earnings	Equity

Northbridge	107.3%	80.7	5.0%
Crum & Forster	109.1%	64.2	5.8%
Zenith National*	137.8%	(24.0)	(1.9)%
OdysseyRe	98.6%	225.3	6.1%
Fairfax Asia	89.3%	46.0	12.6%

*	since it was acquired in May 2010

On a consolidated basis, Fairfax had a combined ratio of 105.2% in 2010, reflecting the impact of soft markets on the operations of Northbridge, Crum & Forster and Zenith National. Results at Zenith deserve extra commentary, given our recent purchase. Zenith’s combined ratio was elevated in 2010 primarily due to two factors. First, as the company has cut premiums by more than 50% over the last several years, its expense ratio has risen significantly. Zenith maintains a franchise that is the Rolls Royce of workers’ compensation specialist writers. During these years of wildly competitive market behavior, Zenith has kept its franchise intact, at significant expense, anticipating a strong rebound in pricing and conditions that will allow it to grow rapidly in the future. Second, in response to trends in loss costs, Zenith bolstered its loss reserves in 2010 to stay ahead of the curve ($24 million or 9.1 combined ratio points). Both of these actions speak to the long term management perspective of Stanley Zax, and are consistent with the reasons we chose to add the company to our Fairfax stable. I might add, keep your eyes trained on the California workers’ comp marketplace. We suspect there are many out there behind the curve! We expect it is only a question of time before Zenith’s 30 year average combined ratio of 95% comes back to the fore! More on the combined ratios later.

The table below shows our major subsidiaries’ growth in book value over the past nine years (adjusted by including distributions to shareholders). All four of these companies have compounded book value at very attractive rates (recognize that book value includes meaningful unrealized gains).

2001 – 2010
Annual Compound
Growth Rate(1)

Northbridge	17.2%
Crum & Forster	17.0%
OdysseyRe	20.4%
Fairfax Asia(2)	23.6%

(1)	Based on Canadian or U.S. GAAP, except Crum & Forster, which is based on statutory surplus.

(2)	2002 – 2010 as Fairfax Asia began in 2002 with the purchase of First Capital.

After three years of double digit investment returns averaging 14.3%, our investment team earned only 3.9% in 2010. Our returns in 2010 were impacted by two factors that we see reversing in the years to come. The first factor was our muni bond portfolio dropped by $220.6 million (or 4.0%) due to higher muni bond interest rates reflecting the highly leveraged position of many municipalities in the U.S. We do not think that general concern is a valid concern for our portfolio of muni bonds, as almost 65% of our muni bond portfolio is insured by Berkshire Hathaway, and essentially all of the rest of our muni bonds are from essential services like large airports or transportation systems, or from large states like California. It is interesting to note that we have not recently been able to buy even $1 million of Berkshire Hathaway-insured muni bonds even though some issues appear to be trading at 6%.

The second factor to cause our reduced investment returns in 2010 was the almost 100% hedge of our equity portfolio. Our common stock portfolio went up by more than the indices but the hedge eliminated most of the gain. Realized and unrealized gains in 2010 on equities – common stock, convertible debentures and warrants – of $536.0 million and $420.5 million respectively were almost totally eliminated by the hedging losses (short sales of indices and common stocks) of $936.6 million. Our hedging cost us 4.2% in total return in 2010! While we expect the markets to reverse and some of the unrealized losses on our hedges (along with some of our unrealized gains on equities) to disappear, our realized gains have added significantly to our book value per share. With the introduction of IFRS accounting standards (which will replace Canadian GAAP) in 2011, mark-to-market accounting will make our earnings very volatile – more the reason for you our shareholders to focus on our book value growth over the long term. We will always show you realized and unrealized gains in our earnings release so you can follow the fluctuations in the marketplace. Interest and dividend income in 2010, with muni bond interest on a pre-tax equivalent basis, was $868.8 million or $42.31 per share.

Realized and unrealized gains in 2010 were $21.7 million. Since we began in 1985, we have earned realized and unrealized gains of $10.2 billion. These gains, while unpredictable, are a major source of strength to Fairfax, as they add to our capital base and the increased capital can be used to internally finance our expansion. As we have explained many times before, the unpredictable timing of these gains makes our quarterly (or even annual) earnings and book value quite volatile, as we saw again in 2010.

	Earnings (loss) per Share	Book Value per Share

First quarter	$14.02	$384	($370 as of December 31, 2009)
Second quarter	15.49	383
Third quarter	10.24	401
Fourth quarter	(18.43)	379

No quarterly (or yearly) guidance from us!

The investment section in the MD&A gives you a lot more detail on our long term investment record.

Our long term equity holdings, disclosed last year, continue to be effectively the same:

	As of December 31, 2010
	Shares Owned	Cost per	Amount	Market
	(millions)	Share	Invested	Value

Wells Fargo	20.0	$19.36	388	620
Johnson & Johnson	7.6	61.00	464	469
US Bancorp	15.9	16.27	259	428
Kraft Foods	10.9	26.59	290	344

As we discussed with you last year, we continue to be very optimistic on the long term prospects for these companies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows you how our international operations have grown since we began with Falcon in Hong Kong in 1998.

Fairfax International Operations as at and for the year ended December 31, 2010

		Gross			Fairfax Share
	Shareholders’	Premiums	Investment	Fairfax	Shareholders’	Gross Premiums
Company	Equity	Written	Portfolio	Ownership	Equity	Written

Fairfax Asia
Falcon Insurance (Hong Kong)	58.9	63.9	123.0	100%	58.9	63.9
First Capital (Singapore)	224.5	303.9	465.6	98%	220.0	297.8
Falcon Thailand(1)	10.2	19.9	18.2	41%	4.2	8.2
ICICI Lombard (India) (1)(2)	371.3	913.5	953.0	26%	96.5	237.5
Insurance – Other
Fairfax Brasil	36.5	35.0	52.8	100%	36.5	35.0
Alliance Insurance (Dubai) (1)(2)	80.3	82.9	227.4	20%	16.1	16.6
Gulf Insurance (Kuwait) (1)	293.6	417.6	552.0	41%	120.4	171.2
Alltrust Insurance (China) (2)(3)	261.3	741.5	796.1	15%	39.2	111.2
Reinsurance-Other
Advent Capital (United Kingdom)	149.7	318.9	582.5	100%	149.7	318.9
Polish Re (Poland)	62.5	81.7	134.0	100%	62.5	81.7

Total International Operations	1,548.8	2,978.8	3,904.6		804.0	1,342.0

(1)	These associated companies are carried on an equity accounted basis.

(2)	All dollar amounts are as at or for the 12 months ended September 30, 2010.

(3)	Alltrust is carried at cost.

As you will note, our international operations have $1.5 billion in shareholders’ equity (of which Fairfax’s share is $0.8 billion), gross premiums of almost $3 billion (of which Fairfax’s share is $1.3 billion) and an investment portfolio of $3.9 billion. The majority of these operations are in emerging market countries with huge long term potential because of very low insurance penetration and significant GDP growth potential. For example, property and casualty premiums as a percentage of GDP in India (0.6%), China (1.1%), Brazil (1.5%) and the Middle East (1.1%) compare with 4.5% in the U.S. Fairfax Asia is overseen by Mr. Athappan, the Middle East by Bijan Khosrowshahi and Brazil by Jacques Bergman. From Fairfax, we have Brad Martin and Jean Cloutier very involved in working with these companies, which will now also come under Andy Barnard’s oversight.

Below we update the table on intrinsic value and stock price that we last presented some years ago. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

INTRINSIC VALUE
	% Change in US$	STOCK PRICE
	Book Value per	% Change in
	Share	Cdn$ Stock Price

1986	+ 180	+ 292
1987	+ 48	-3
1988	+ 31	+ 21
1989	+ 27	+ 25
1990	+ 41	-41
1991	+ 24	+ 93
1992	+ 1	+ 18
1993	+ 42	+145
1994	+ 18	+ 9
1995	+ 25	+ 46
1996	+ 63	+ 196
1997	+ 36	+ 10
1998	+ 30	+ 69
1999	+ 38	-55
2000	-5	-7
2001	-21	-28
2002	+ 7	-26
2003	+ 31	+ 87
2004	-1	-11
2005	-16	-17
2006	+ 9	+ 38
2007	+ 53	+ 24
2008	+ 21	+ 36
2009	+ 33	+ 5
2010	+ 3	0
1985-2010	+ 24.7%	+ 21.3%

You will note from the table that on an annual basis there is no correlation between growth in book value and increase in stock price. However on a long term basis, our common stock price has compounded at approximately the same rate as our book value per share has compounded (as you know, our book value is in U.S. dollars as our financial statements are in U.S. dollars, and our common stock price is in Canadian dollars as our shares trade predominantly in Canadian dollars on the Toronto Stock Exchange). Stock price compound rates are higher or lower than book value growth rates because of the year-ending price to book value ratio, and the year-ending value of the Canadian dollar in relation to the U.S. dollar, being higher or lower than when we began in 1985. When we began, our Canadian dollar stock price was $3 1/4 and our U.S. dollar book value per share was $1.52. The Canadian dollar exchange rate was 75¢ U.S. at that time, and the price to book value ratio in U.S. dollars was 1.6x. Today the Canadian dollar is at par with the U.S. dollar and the price to book value ratio is 1.1x in U.S. dollars. If the Canadian dollar exchange rate was still 75¢ and the price to book value ratio in U.S. dollars still 1.6x, then the compound growth in book value per share and in our common stock price would be the same (also our stock price would be $810!!).

As mentioned above, in 2010 our increase in book value per share was muted by the mark-to-market losses in our bond portfolio, particularly our muni bonds, primarily as a result of an increase in interest rates, and by the elimination of significant gains in our common stock portfolio due to our defensive decision to hedge our equities. We believe that our five acquisitions announced or closed in 2010 should result in a significant increase in intrinsic value over time.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance and Reinsurance Operations

				Net Premiums
	Combined Ratio			Written
	Year Ended December 31,			% Change in
	2010	2009	2008	2010

Northbridge	107.3%	105.9%	103.5%	6.1%
Crum & Forster	109.1%	104.1%	117.6%	2.4%
Zenith National	137.8%	–	–	–
OdysseyRe	98.6%	96.7%	101.3%	(2.1)%
Fairfax Asia	89.3%	82.6%	91.8%	23.1%
Other reinsurance and insurance	107.2%	98.1%	116.6%	(14.4)%

Consolidated	105.2%	99.8%	106.2%	3.7%

We reported a combined ratio of 105.2% for the year, which resulted in an underwriting loss of $236.6 million. Due primarily to expenses, which increased by 2.5 points, and catastrophe losses, up 3.5 points, our combined ratio deteriorated by 5.4 points over 2009. We prefer to take the pain of elevated expense ratios, which come from shrinking our premiums during the soft cycle, than to expose our loss ratios to deterioration by writing too much business at the wrong time. Accordingly, all of our major companies have shrunk their business over the last few years. As the saying goes, expenses don’t have a tail!

Our businesses in Canada and the United States continue to be challenged by highly competitive market conditions. Excess capacity has led to downward pressure on rates. Another year of benign catastrophe experience in North America has encouraged aggressive pricing. While the industry’s accident year combined ratio is running at 100% or more, reserve releases from prior years have allowed calendar year combined ratios to be reported at less than 100%. As the reservoir of reserve redundancies dries up, and as bond portfolios roll over into today’s lower interest rates, the pressure for a market correction will mount. It’s impossible to predict when the market will turn; we must remain patient!

As mentioned earlier, we are very pleased with the array of businesses we have assembled outside of North America. Including OdysseyRe’s and Group Re’s international activities (but not including our companies that are equity accounted), we produced consolidated net premiums earned outside North America of approximately $1.2 billion at an approximately 96% combined ratio. The growth from these markets and the diversification of our businesses will provide benefits to Fairfax for years to come.

All of our companies are well capitalized, as shown below:

					Net
					Premiums
					Written/
	Net Premiums		Statutory		Statutory
	Written		Surplus		Surplus

Northbridge	985.0		1,271.5		0.8
Crum & Forster	733.4		1,313.5		0.6
Zenith National	427.3	(1)	690.2		0.6
OdysseyRe	1,853.8		3,749.3	(2)	0.5
Fairfax Asia	157.4		397.2	(2)	0.4

(1)	Zenith National was acquired on May 20, 2010; as a result, net premiums written for the period May 21 to December 31, 2010 have been annualized.

(2)	Canadian GAAP total equity.

On average we are writing at about 0.5x net premiums written to surplus. In the hard markets of 2002-2005 we wrote, on average, at 1.5x. We have huge unused capacity currently and our strategy during these times of soft pricing is to be patient and be ready for the hard markets to come.

The accident year combined ratios of our companies from 2002 onwards is shown below:

	2002 – 2010
	Cumulative Net
	Premiums	Average
	Written	Combined Ratio
	($ billions)

Northbridge	Cdn 9.9	95.6%
Crum & Forster	7.9	99.8%
OdysseyRe	18.5	91.2%
Fairfax Asia	0.7	88.0%

The table demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past nine years and each company’s average combined ratio during those nine years. The results are excellent – but no complacency as our presidents continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for business written from 2002 onwards:

2002 – 2009
Average Annual
Reserve
Redundancies

Northbridge	7.6%
Crum & Forster	8.9%
OdysseyRe	9.6%
Fairfax Asia	2.6%

The table shows you how our reserves have developed for the eight accident years prior to 2010. Northbridge has had an average redundancy of 7.6% – i.e., if reserves had been set at $100 for any year between 2002 and 2009, they would have come down on average to $92.40, showing redundant reserves of $7.60. On a comparable basis, Crum & Forster had an average reserve redundancy of 8.9%, OdysseyRe, 9.6% and Fairfax Asia, 2.6% (First Capital alone was 7.8%). We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property and casualty industry, we continue to be focused on being very conservative in our reserving process. More on our reserves in the MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

We have updated the float table for our insurance and reinsurance companies that we show you each year.

				Average long
			Benefit	term Canada
	Underwriting		(cost)	treasury bond
Year	profit (loss)	Average float	of float	yield

1986	2.5	21.6	11.6%	9.6%

2006	212.6	8,212.9	2.6%	4.3%
2007	238.9	8,617.7	2.8%	4.3%
2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
Weighted average since inception			(2.3)%	4.9%
Fairfax weighted average financing differential since inception: 2.6%

Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 10.6% in 2010 at a cost of 2.3%. That increase is mainly due to Zenith National; excluding Zenith, the float in 2010 increased by 5.4%. Our long term goal is to increase the float at no cost. This, combined with our ability to invest the float well over the long term, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum over the long term.

The table below shows you the breakdown of our year-end float for the past five years.

						Total
					Reinsurance	Insurance
	Canadian	U.S.	Asian	Reinsurance –	and Insurance –	and
	Insurance	Insurance	Insurance	OdysseyRe	Other	Reinsurance	Runoff	Total

2006	1,586.0	1,853.8	85.4	4,360.2	572.4	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,412.6	577.8	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5

In 2010, the Canadian Insurance float increased by 6.8% (at a cost of 3.4%), primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar. The U.S. Insurance float increased 41.5% (at a cost of 6.7%), as a result of the acquisition of Zenith National, partially offset by the sustained reduction of business at Crum & Forster. Excluding the portion of the overall increase due to the acquisition of Zenith National, the U.S. Insurance float decreased 5.7% (at a cost of 3.3%). The Asian Insurance float increased by 14.6% (at no cost), due to an increase in premiums written at both Falcon and First Capital and the strengthening of the Singapore dollar relative to the U.S. dollar. Reinsurance – OdysseyRe float increased 5.7% (at no cost), primarily as a result of increased net reserves. Reinsurance and Insurance – Other float decreased 2.0% (at a cost of 3.9%), primarily due to decreased premium volumes at Advent, Group Re and Polish Re, partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar. The Runoff float increased 18.0%, primarily as a result of the acquisition of GFIC, partially offset by the continued progress in the reduction of runoff claims. Excluding the portion of the overall increase due to the acquisition of GFIC, the Runoff float decreased 3.6%. In aggregate, the total float increased by 13.6% to $13.1 billion at the end of 2010. Excluding the portion of the overall increase due to the acquisition of Zenith National and GFIC, the total float increased by 1.9% to $11.8 billion at the end of 2010.

At the end of 2010, we had approximately $641 per share in insurance and reinsurance float. Together with our book value of $379 per share and $119 per share in net debt, you have approximately $1,139 in investments per share working for your long term benefit – about 7% higher than at the end of 2009.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2010	2009

Underwriting
Insurance – Canada (Northbridge)	(72.4)	(57.1)
– U.S. (Crum & Forster and Zenith National)	(168.2)	(32.0)
– Asia (Fairfax Asia)	16.6	20.2
Reinsurance – OdysseyRe	25.8	64.3
Reinsurance and insurance – Other	(38.4)	11.9

Underwriting profit (loss)	(236.6)	7.3
Interest and dividends – insurance and reinsurance	603.4	557.0

Operating income	366.8	564.3
Net gains on investments – insurance and reinsurance	215.4	668.0
Runoff	143.5	31.2
Other (animal nutrition)	10.3	12.4
Interest expense	(195.4)	(166.3)
Corporate overhead and other	(188.9)	96.0

Pre-tax income	351.7	1,205.6
Income taxes	119.5	(214.9)

Net earnings	471.2	990.7

Attributable to:
Shareholders of Fairfax	469.0	856.8
Non-controlling interest	2.2	133.9

	471.2	990.7

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Ridley). Net gains on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings. The underwriting loss was significantly impacted by Zenith National ($101.7 million), Northbridge ($72.4 million) and Crum & Forster ($66.5 million). In spite of higher interest and dividend income, operating income declined because of the 2010 underwriting loss. Runoff was profitable again for the fourth year in a row. Corporate overhead and other includes $125.6 million of net losses on investments, arising principally from the equity hedges in the holding company (2009 included $147.3 million of net gains on investments). Net earnings in 2010 benefitted from tax recoveries of $119.5 million (see more detail in the MD&A).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Position

	December 31,
	2010	2009

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,474.2	1,242.7

Holding company debt	1,498.1	1,236.9
Subsidiary debt	919.9	903.4
Other long term obligations – holding company	311.5	173.5

Total debt	2,729.5	2,313.8

Net debt	1,255.3	1,071.1

Common shareholders’ equity	7,761.9	7,391.8
Preferred equity	934.7	227.2
Non-controlling interests	45.8	117.6

Total equity	8,742.4	7,736.6

Net debt/total equity	14.4%	13.8%
Net debt/net total capital	12.6%	12.2%
Total debt/total capital	23.8%	23.0%
Interest coverage	2.8x	8.2x
Interest and preferred share dividend coverage	2.3x	7.5x

We ended 2010 in a very strong financial position. While we increased our holding company debt through the issue of Cdn$275 million of ten-year bonds, we also issued Cdn$750 million in perpetual preferreds and $200 million in common equity, and we retired OdysseyRe preferreds. Non-controlling interests at December 31, 2010 basically relates to Ridley. We ended the year with $1.5 billion in cash and marketable securities at the holding company level (above our desired minimum of approximately $1 billion) and a total debt to total capital ratio of 23.8%.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa Investment Counsel (HWIC) (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our companies, compared to the benchmark index in each case.

	5 Years	10 Years	15 Years

Common stocks (with equity hedging)	14.2%	17.9%	17.2%
S&P 500	2.3%	1.4%	6.8%
Taxable bonds	12.6%	11.9%	10.0%
Merrill Lynch U.S. corporate (1-10 year) bond index	5.9%	6.3%	6.2%

2010 was a disappointing year for HWIC’s investment results because of the two factors mentioned earlier. Hedging our common stock investment portfolio cost us $936.6 million or $45.61 per share in 2010. Our hedging program masked the excellent common stock returns we earned in 2010, of which a significant amount was realized ($522.1 million). We began 2010 with about 30% of our common stock hedged. In May and June we decided to increase our hedge to approximately 100%. Our view was twofold: our capital had benefitted greatly from our common stock portfolio and we wanted to protect our gains, and we worried about the unintended consequences of too much debt in the system – worldwide! If the 2008/2009 recession was like any other recession that the U.S. has experienced in the past 50 years, we would not be hedging today. However, we worry, as we have mentioned to you many times in the past, that the North American economy may experience a time period like the U.S. in the 1930s and Japan since 1990, during which nominal GNP remains flat for 10 to 20 years with many bouts of deflation. We see many problems in Europe as country after country reduces government spending and increases taxes to help reduce fiscal deficits. We see the U.S. government embarking on a similar exercise (as it has no other option) and all this while businesses and individuals are deleveraging from their huge debts incurred prior to 2008. Meanwhile we have concerns over potential bubbles in emerging markets. Consider, for instance, what we learned on a recent trip to China: many house (apartment) prices in Beijing and Shanghai had gone up almost four times – in the past four to five years!; many individuals own multiple apartments as investments with the certain belief that real estate prices can only go up; and maids are taking holidays so that they can buy apartments also. “Buy two and sell one after it doubles to get one for free” goes the refrain! In his essay in Vanity Fair, “When Irish Eyes Are Crying”, Michael Lewis says, “Real estate bubbles never end with soft landings. A bubble is inflated by nothing firmer than expectations. The moment people cease to believe that house prices will rise forever, they will notice what a terrible long term investment real estate has become and flee the market, and the market will crash.” We agree!!

Infrastructure and construction spending in China accounts for more than 40% of GDP – a number rarely seen in the past in any economy. In fact, this demand has resulted in commodity prices going up in a parabolic curve. Combine the increase in commodity prices, substantially from Chinese demand, with hedge funds and others again trying to allocate money to these very illiquid markets, and you can understand why some of these commodities have exploded in price, as shown in the table below.

	2000	2008	2010

Oil – $/barrel	27	45	91
Copper – $/lb.	0.83	1.39	4.35
Nickel – $/lb.	3.09	5.31	11.23
Wheat – $/bushel	2.80	6.11	7.94
Corn – $/bushel	2.25	4.07	6.29
Cotton – $/lb.	0.62	0.49	1.45
Gold – $/oz.	274	870	1,405

Even onions and chilis went up 64% and 38% respectively in 2010!! We shy away from parabolic curves, so we continue to maintain our equity hedges!

The second factor that affected our investment results in 2010 was the mark-to-market losses in our bond portfolio, particularly our muni bonds, primarily as a result of an increase in interest rates. Of our muni bond portfolio of $5.4 billion, $3.5 billion or approximately 65% are bonds guaranteed by Berkshire Hathaway that we purchased in the fourth quarter of 2008. At current yields of approximately 5.5%, we are getting a pre-tax equivalent yield of 7.9% on a Berkshire credit. It does not get much better than that! It’s a great yield, but unfortunately there are none around!! The remaining muni bonds we have are either of essential services like large airports or of large states like California. During 2010, as credit spreads came down to pre-2008 levels, we sold many of our corporate and distressed bonds at a significant profit and we purchased government bonds. We continued to reduce our corporate bond exposure in early 2011.

For many years prior to 2008, we had harped against asset backed bonds, particularly triple A tranches, because their spreads had no correlation to their risks. In the last two years we purchased many triple A tranches of mortgage backed bonds at about 40¢ on the dollar, since even if house prices dropped by 67%, we would get our money back. Also, we bought some lower rated tranches at 8-9¢ on the dollar – where the interest payments alone on the tranches would pay back our purchase price in less than 12 months. We invested a total of $388 million in these mortgage backed bonds, received $262 million in interest and principal payments and sold the tranches for $441 million – a

FAIRFAX FINANCIAL HOLDINGS LIMITED

total gain of $315 million or 81% on our investment in less than 2 1/2 years. This idea was brought to us by Jamie Rosenwald from Dalton Investments, and Brian Bradstreet and our investment committee worked with Jamie approving each purchase. Please thank Jamie when you next see him – perhaps at our AGM. By the way, we invested $23 million with Jamie from 1996 to 2006 for Asian investments, he returned $20 million in March 2008, and the remaining amount was worth $63 million at the end of 2010!

You know our concern re deflation. Well, Brian Bradstreet of CDS fame came up with a similar idea called CPI-linked derivative contracts. These are ten-year contracts (with major banks as counterparties) that are linked to the consumer price index of a country or region. Say the consumer price index in the U.S. was 100 when we purchased this contract. In ten years’ time, if the CPI index is above 100 because of cumulative inflation, then our contract is worthless. On the other hand, if the index is below 100 because of cumulative deflation, then the contract will have value based on how much deflation we have had. If, for instance, the index is at 95 because of a cumulative 5% deflation over 10 years, the contract at expiry would be worth 5% of the notional value of the contract. That’s how it works! Of course, these CPI-linked derivative contracts, like the CDS contracts previously, are traded daily among investment dealers. Prices in these markets will likely be higher or lower than the underlying intrinsic value of these contracts based on demand at the time. So there is no way to say what these contracts will be worth at any time. However, for a small amount of money we feel we have significantly protected our company from the unintended and insidious consequences of deflation. As an aside, cumulative deflation in Japan in the past ten years and in the United States in the 1930s was approximately 14%.

Here’s what we have:

	Notional Amount	Weighted Average	December 31, 2010
Underlying CPI Index	($ billions)	Strike Price (CPI)	CPI

U.S.	16.2	216.58	219.18
European Union	17.1	108.83	110.93
U.K.	0.9	216.01	228.40

	34.2

We have invested $302.3 million in these contracts and at year-end they had a market value of $328.6 million – if you could sell them!! The remaining average term on these contracts is approximately 9.4 years (see more detail in the MD&A).

In 2010, we had net gains on investments of $188.5 million, comprised of $569.4 million of gains from fixed income securities, gains of $522.1 million on sales of equities, and gains of $213.1 million on long equity-related securities, offset by losses of $936.6 million on our equity hedges, losses of $145.8 million on derivatives, foreign exchange and other investments and losses of $33.7 million on other-than-temporary impairments.

The principal contributors to realized gains from fixed income securities were gains on mortgage backed securities, convertible securities and other fixed income securities ($347 million), government fixed income securities ($200 million), and other fixed income securities such as Altria Group ($54 million, a gain of 42%), H&R REIT ($30 million, a gain of 15%) and Petro Canada ($27 million, a gain of 39%), partially offset by mark-to-market losses on municipal bonds ($171 million). The principal contributors to realized gains on equities and equity-related securities were mainly mark-to-market gains on long total return swaps, warrants and call options ($181 million), and realized gains on common stocks including Magna ($99 million, a gain of 62%), International Coal ($78 million, a gain of 90%), General Electric ($51 million, a gain of 13%) and Cheung Kong ($26 million, a gain of 50%).

Our net unrealized gains (losses) by asset class at year-end were as follows:

	2010	2009

Bonds	(146.0)	179.9
Preferred stocks	2.6	0.4
Common stocks	1,030.8	888.4
Investments, at equity	261.4	170.8

	1,148.8	1,239.5

The unrealized losses in our bond portfolio are mainly from muni bonds and government bonds.

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value):

2010

United States	2,537.4
Canada	814.7
Other	1,122.4

4,474.5

At the end of 2010, we had 57% of our common stock portfolio in the U.S. versus 18% in Canada and 25% in the rest of the world. Interestingly, in 1995 we had 69% of our common stock portfolio in Canadian common stocks when Canada was for sale – and commodity prices were very low! Things change – and they will again!!

Miscellaneous

Given our results for 2010, our significant holding company cash and marketable securities position, the availability to us of the free cash flow of our insurance and reinsurance companies now that our largest companies are 100% owned, and our strong and conservative balance sheet, in early 2011 we paid a dividend of $10 per share (an extra $8 per share in excess of our nominal $2 per share). The amount above the nominal amount for any year will reflect the prevailing circumstances.

In 2010, Fairfax and its subsidiaries made over $10 million in charitable donations, benefitting a variety of charities across the countries we operate in. Since we began a charitable donation program in 1991, we have made cumulative donations of over $70 million – not bad for a company that was not worth $2 million when we began in 1985. Also, we celebrated our 25th anniversary at each of our companies, giving a copy of our 25th anniversary book to each employee and making a special donation to a hospital in the area. We are very grateful to be able “to do good by doing well”, but we never forget that doing well is the “golden goose” from which everything else flows! Our policy has been to invest in our communities by way of donation to the tune of 1% of pre-tax profits every year. Reflecting on the wonderful investments that we have made this way in the past 20 years, we are considering raising our community investments above 1% of pre-tax profit in the future.

In the past 25 years we have created a worldwide insurance and reinsurance company with a wonderful culture – focused on serving our customers by making an underwriting profit with good reserving. The two major strengths that we have developed over this time period are investing, and managing property and casualty insurance/reinsurance operations – worldwide. We continue to focus on developing competitive advantages in each of our insurance and reinsurance companies by specializing even further, and on continuing to expand worldwide in the property and casualty business. Our growth opportunity in the emerging markets, underpenetrated as they are, is very significant. Combined with investing in these countries with a long term value-oriented approach, we think that although it will not be smooth, we can achieve our objective of compounding book value per share at 15% per year over the long term.

As I have mentioned to you ad nauseam, you will not get a takeover premium for Fairfax as I have the votes (unfortunately not the equity interest!!), and even on my death I expect my controlling interest will not be sold (my children are in tears!), so that Fairfax can continue uninterrupted in building long term value for you, our shareholders, by treating our customers, employees and the communities in which we operate in a fair and friendly way! You of course also know that the multiple voting shares of Fairfax will not be sold outside my family unless the same price per share is available to the holders of subordinate voting shares.

By the way, cash flow from our insurance and reinsurance operations, on a normalized basis, is approximately $0.5 to $1.0 billion annually. While our primary objective is to expand our insurance and reinsurance operations worldwide, our investing skills could provide us with opportunities to buy, in whole or in part, excellent companies in other industries which generate strong free cash flows and will contribute to our objective of achieving a 15% per year increase in book value per share over the long term. For entrepreneurial founders who have built their companies over long periods of time, Fairfax will be an excellent owner, allowing the founders to continue to run their business, unfettered by the head office, and we are open to these opportunities.

Please do not think we have forgotten about common stock buybacks. We have historically purchased significant amounts of our stock, but have recently chosen instead to buy some excellent companies which became available and that we think will create significant intrinsic value in the future.

FAIRFAX FINANCIAL HOLDINGS LIMITED

So come and celebrate our 25th anniversary with us at our annual meeting in Toronto at 9:30 a.m. on April 20, 2011 at Roy Thomson Hall. We have a copy of our book, “The First 25 Years of Fairfax”, for you, and as always, our presidents, the Fairfax officers and the Hamblin Watsa principals will be there to answer any and all of your questions. Like last year, we will have booths on some of our companies and the products we offer – and also on the major community investments we have made.

Once again, I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2010. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. It is our privilege to continue to build shareholder value for you over the long term.

March 4, 2011

V. Prem Watsa
Chairman and Chief Executive Officer

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FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure documents filed with the OSC and the SEC (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

March 4, 2011

V. Prem Watsa	John Varnell
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed integrated audits of Fairfax Financial Holdings Limited and its subsidiaries’ 2010, 2009 and 2008 consolidated financial statements and their internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2010 and 2009 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Changes in Accounting Policies
Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements which describes the significant accounting policies of the Company. As discussed under the heading ‘Changes in Accounting Policies – Current Year’, the Company changed the manner in which it accounts for business combinations and non-controlling interests from January 1, 2010.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Report on internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting on page 20.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by COSO.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario

March 4, 2011

Valuation Actuary’s Report

I have reviewed management’s valuation, including management’s selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2010 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.

In my opinion, management’s valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.

Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.

Richard Gauthier, FCIA, FCAS
PricewaterhouseCoopers LLP
Toronto, Canada
March 4, 2011

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2010 and 2009

	2010	2009
	(US$ millions)

Assets
Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $137.4; 2009 – $78.9)	1,540.7	1,251.6
Accounts receivable and other	1,802.3	1,805.0
Income taxes receivable	216.8	50.4
Recoverable from reinsurers (including recoverables on paid losses – $238.1; 2009 – $255.1)	3,993.8	3,818.6

	7,553.6	6,925.6

Portfolio investments
Subsidiary cash and short term investments (cost $3,513.9; 2009 – $3,230.6)	3,513.9	3,244.8
Bonds (cost $11,865.8; 2009 – $10,742.0)	11,748.2	10,918.3
Preferred stocks (cost $581.3; 2009 – $292.4)	583.9	292.8
Common stocks (cost $3,202.8; 2009 – $4,082.4)	4,131.3	4,895.0
Investments, at equity (fair value $976.9; 2009 – $604.3)	715.5	433.5
Derivatives and other invested assets (cost $403.9; 2009 – $122.5)	579.4	142.7
Assets pledged for short sale and derivative obligations (cost $725.1; 2009 – $149.2)	709.6	151.5

	21,981.8	20,078.6

Deferred premium acquisition costs	357.0	372.0
Future income taxes	514.4	318.7
Premises and equipment	197.6	168.6
Goodwill and intangible assets	949.1	438.8
Other assets	184.7	149.7

	31,738.2	28,452.0

See accompanying notes.

Signed on behalf of the Board

Director	Director

	2010	2009(1)
	(US$ millions)

Liabilities
Subsidiary indebtedness	2.2	12.1
Accounts payable and accrued liabilities	1,269.6	1,238.1
Income taxes payable	25.4	70.9
Short sale and derivative obligations (including at the holding company – $66.5; 2009 – $8.9)	216.9	57.2
Funds withheld payable to reinsurers	363.2	354.9

	1,877.3	1,733.2

Provision for claims	16,270.3	14,766.7
Unearned premiums	2,120.9	1,913.8
Long term debt – holding company borrowings	1,498.1	1,236.9
Long term debt – subsidiary company borrowings	917.7	891.3
Other long term obligations – holding company	311.5	173.5

	21,118.5	18,982.2

Contingencies (note 15)
Equity
Common shareholders’ equity	7,761.9	7,391.8
Preferred stock	934.7	227.2

Shareholders’ equity attributable to shareholders of Fairfax	8,696.6	7,619.0
Non-controlling interests	45.8	117.6

Total equity	8,742.4	7,736.6

	31,738.2	28,452.0

(1)	Refer to note 2 for impact of new accounting policies.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings
for the years ended December 31, 2010, 2009 and 2008

	2010	2009(1)	2008(1)
	(US$ millions except
	per share amounts)

Revenue
Gross premiums written	5,362.9	5,094.0	5,061.4

Net premiums written	4,449.0	4,286.1	4,332.2

Net premiums earned	4,580.6	4,422.0	4,529.1
Interest and dividends	762.4	712.7	626.4
Net gains on investments	188.5	944.5	2,570.7
Excess of fair value of net assets acquired over purchase price	83.1	–	–
Other revenue	549.1	556.4	99.4

	6,163.7	6,635.6	7,825.6

Expenses
Losses on claims	3,409.0	3,186.9	3,559.1
Operating expenses	961.3	831.7	835.8
Commissions, net	707.5	701.1	729.8
Interest expense	195.4	166.3	158.6
Other expenses	538.8	544.0	98.0

	5,812.0	5,430.0	5,381.3

Earnings from operations before income taxes	351.7	1,205.6	2,444.3
Income taxes	(119.5)	214.9	755.6

Net earnings	471.2	990.7	1,688.7

Attributable to:
Shareholders of Fairfax	469.0	856.8	1,473.8
Non-controlling interests	2.2	133.9	214.9

	471.2	990.7	1,688.7

Net earnings per share	$21.41	$43.99	$80.38
Net earnings per diluted share	$21.31	$43.75	$79.53
Cash dividends paid per share	$10.00	$8.00	$5.00
Shares outstanding (000) (weighted average)	20,436	18,301	18,037

(1)	Refer to note 2 for impact of new accounting policies.

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2010, 2009 and 2008

	2010	2009(1)	2008(1)
	(US$ millions)

Net earnings	471.2	990.7	1,688.7

Other comprehensive income (loss), net of income taxes
Change in net unrealized gains (losses) on available for sale securities(2)	363.1	925.9	(548.0)
Reclassification of net realized (gains) losses to net earnings(3)	(492.9)	(47.6)	248.6
Share of other comprehensive income (loss) of investments, at equity(4)	14.5	8.2	(41.4)
Change in unrealized foreign currency translation gains (losses)(5)	122.3	213.3	(222.3)
Reclassification of foreign currency translation (gains) losses on disposition of investee company	–	–	24.9
Change in gains and losses on hedge of net investment in foreign subsidiary(6)	(28.2)	(25.5)	(7.2)

Other comprehensive income (loss), net of income taxes	(21.2)	1,074.3	(545.4)

Comprehensive income	450.0	2,065.0	1,143.3

Attributable to:
Shareholders of Fairfax	447.7	1,824.9	1,005.5
Non-controlling interests	2.3	240.1	137.8

	450.0	2,065.0	1,143.3

(1)	Refer to note 2 for impact of new accounting policies.

(2)	Net of income tax expense of $144.2 (2009 – income tax expense of $417.3; 2008 – income tax recovery of $213.4).

(3)	Net of income tax recovery of $207.6 (2009 – income tax recovery of $47.2; 2008 – income tax expense of $86.1).

(4)	Net of income tax expense of $3.2 (2009 – nil; 2008 – income tax recovery of $2.8).

(5)	Net of income tax expense of $11.2 (2009 – income tax recovery of $22.0; 2008 – income tax expense of $67.6).

(6)	Net of income tax recovery of nil (2009 – $2.8; 2008 – $2.8).

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2010, 2009 and 2008

	2010	2009(1)	2008(1)
	(US$ millions)

Common stock –
Subordinate voting shares – beginning of year	3,054.8	2,121.1	2,063.6
Issuances during the year	199.8	989.3	–
Issuances on conversion of convertible senior debentures	–	–	192.3
Purchases for cancellation	(7.1)	(55.6)	(134.8)

Subordinate voting shares – end of year	3,247.5	3,054.8	2,121.1
Multiple voting shares – beginning and end of year	3.8	3.8	3.8

Common stock	3,251.3	3,058.6	2,124.9

Other paid in capital – beginning of year	–	–	57.9
Conversion of convertible senior debentures	–	–	(57.9)

Other paid in capital – end of year	–	–	–

Treasury shares (at cost) — beginning of year	(28.7)	(22.7)	(22.6)
Net acquisitions	(23.7)	(6.0)	(0.1)

Treasury shares (at cost) – end of year	(52.4)	(28.7)	(22.7)

Share-based compensation – beginning of year	–	–	–
Amortization to net earnings during the year	3.2	–	–

Share-based compensation – end of year	3.2	–	–

Retained earnings – beginning of year	3,468.8	2,871.9	1,658.2
Net earnings for the year	469.0	856.8	1,473.8
Excess over stated value of common shares purchased for cancellation	(9.7)	(67.3)	(147.2)
Excess over stated value of preferred shares purchased for cancellation	–	(41.3)	(13.9)
Common share dividends	(200.8)	(140.8)	(88.9)
Preferred share dividends	(31.4)	(10.5)	(10.1)

Retained earnings – end of year	3,695.9	3,468.8	2,871.9

Accumulated other comprehensive income (loss) – beginning of year	893.1	(107.8)	360.5

Application of the equity method of accounting	(7.9)	32.8	–

Other comprehensive income (loss), net of income taxes:
Change in net unrealized gains (losses) on available for sale securities	363.1	804.5	(548.0)
Reclassification of net realized (gains) losses to net earnings	(492.9)	(41.1)	248.6
Share of other comprehensive income (loss) of investments, at equity	14.5	8.2	(41.4)
Change in unrealized foreign currency translation gains (losses)	122.2	222.0	(145.2)
Reclassification of foreign currency translation (gains) losses on disposition of investee company	–	–	24.9
Change in gains and losses on hedge of net investment in foreign subsidiary	(28.2)	(25.5)	(7.2)

Other comprehensive income (loss), net of income taxes	(21.3)	968.1	(468.3)

Accumulated other comprehensive income (loss) – end of year	863.9	893.1	(107.8)

Common shareholders’ equity	7,761.9	7,391.8	4,866.3

	2010	2009(1)	2008(1)
	(US$ millions)

Preferred stock –
Series A – beginning of year	–	38.4	51.2
Purchases for cancellation	–	(38.4)	(12.8)

Series A – end of year	–	–	38.4

Series B – beginning of year	–	64.1	85.4
Purchases for cancellation	–	(64.1)	(21.3)

Series B – end of year	–	–	64.1

Series C – beginning of year	227.2	–	–
Issuances during the year	–	227.2	–

Series C – end of year	227.2	227.2	–

Series E – beginning of year	–	–	–
Issuances during the year	183.1	–	–

Series E – end of year	183.1	–	–

Series G – beginning of year	–	–	–
Issuances during the year	235.9	–	–

Series G – end of year	235.9	–	–

Series I – beginning of year	–	–	–
Issuances during the year	288.5	–	–

Series I – end of year	288.5	–	–

Preferred stock	934.7	227.2	102.5

Shareholders’ equity attributable to shareholders of Fairfax	8,696.6	7,619.0	4,968.8

Non-controlling interests – beginning of year	117.6	1,382.8	1,585.0

Net earnings for the year	2.2	133.9	214.9

Application of the equity method of accounting	–	4.7	–

Other comprehensive income (loss), net of income taxes:
Change in net unrealized gains (losses) on available for sale securities	–	121.4	–
Reclassification of net realized (gains) losses to net earnings	–	(6.5)	–
Change in unrealized foreign currency translation gains (losses)	0.1	(8.7)	(77.1)

Other comprehensive income (loss), net of income taxes	0.1	106.2	(77.1)

Common share dividends	–	(7.3)	(25.6)

Net changes in capitalization	(4.8)	(1,493.8)	(311.2)

Other	(69.3)	(8.9)	(3.2)

Non-controlling interests – end of year	45.8	117.6	1,382.8

Total equity	8,742.4	7,736.6	6,351.6

(1)	Refer to note 2 for impact of new accounting policies.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2010	2009	2008

Number of shares outstanding
Common stock –
Subordinate voting shares – beginning of year	19,240,100	16,738,055	16,918,020
Issuances during the year	563,381	2,881,844	–
Issuances on conversion of convertible senior debentures	–	–	886,888
Purchases for cancellation	(43,900)	(360,100)	(1,066,601)
Net treasury shares acquired	(53,104)	(19,699)	(252)

Subordinate voting shares – end of year	19,706,477	19,240,100	16,738,055
Multiple voting shares – beginning and end of year	1,548,000	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)	(799,230)

Common stock effectively outstanding – end of year	20,455,247	19,988,870	17,486,825

Preferred stock –
Series A – beginning of year	–	2,250,000	3,000,000
Purchases for cancellation	–	(2,250,000)	(750,000)

Series A – end of year	–	–	2,250,000

Series B – beginning of year	–	3,750,000	5,000,000
Purchases for cancellation	–	(3,750,000)	(1,250,000)

Series B – end of year	–	–	3,750,000

Series C – beginning of year	10,000,000	–	–
Issuances during the year	–	10,000,000	–

Series C – end of year	10,000,000	10,000,000	–

Series E – beginning of year	–	–	–
Issuances during the year	8,000,000	–	–

Series E – end of year	8,000,000	–	–

Series G – beginning of year	–	–	–
Issuances during the year	10,000,000	–	–

Series G – end of year	10,000,000	–	–

Series I – beginning of year	–	–	–
Issuances during the year	12,000,000	–	–

Series I – end of year	12,000,000	–	–

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(US$ millions)

Operating activities
Net earnings	471.2	990.7	1,688.7
Amortization of premises and equipment and intangible assets	46.3	35.8	22.4
Net bond discount amortization	(36.9)	(29.5)	(3.9)
(Earnings) losses on investments, at equity	(50.9)	(23.3)	49.4
Future income taxes	(114.7)	12.8	(342.9)
Loss on significant commutations	–	3.6	84.2
Net (gains) losses on available for sale securities	(780.9)	(111.2)	386.2
Other net losses (gains) on investments	592.4	(833.3)	(2,956.9)
Excess of fair value of net assets acquired over purchase price	(83.1)	–	–

	43.4	45.6	(1,072.8)
Changes in operating assets and liabilities (note 23)	(9.9)	(764.8)	1,192.7

Cash provided by (used in) operating activities	33.5	(719.2)	119.9

Investing activities
Net (purchases) sales of assets and liabilities classified as held for trading	(985.9)	320.4	3,157.3
Net sales (purchases) of securities designated as held for trading	779.0	(2,657.0)	(3,814.6)
Available for sale securities – purchases	(5,722.0)	(7,048.6)	(15,306.1)
– sales	6,957.3	10,363.0	16,443.9
Net (increase) decrease in restricted cash and cash equivalents	(22.4)	38.9	196.3
Net purchases of investments, at equity	(214.8)	(58.4)	(54.2)
Net purchases of premises and equipment and intangible assets	(38.6)	(49.1)	(23.7)
Net purchases of subsidiaries, net of cash acquired	(454.9)	(1,643.6)	(11.0)

Cash provided by (used in) investing activities	297.7	(734.4)	587.9

Financing activities
Subsidiary indebtedness
Issuances	20.5	8.2	–
Repayment	(31.0)	(21.0)	(13.2)
Long term debt – holding company
Issuances	269.6	362.0	–
Issuance costs	(1.8)	(3.4)	–
Repayment	–	(13.8)	(62.1)
Long term debt – subsidiary companies
Issuances	–	–	3.3
Consent solicitation costs	(6.0)	–	–
Repayment	(21.9)	(1.4)	(118.6)
Other long term obligations – holding company repayment	(5.8)	(10.9)	(4.9)
Net repurchases of subsidiary securities	(75.0)	(96.6)	(419.5)

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2010	2009	2008
	(US$ millions)

Subordinate voting shares
Issuances	200.0	1,000.0	–
Issuance costs	(0.3)	(17.0)	–
Repurchases	(16.8)	(122.9)	(282.0)
Preferred shares
Issuances	724.0	232.3	–
Issuance costs	(22.8)	(7.3)	–
Repurchases	–	(143.8)	(48.0)
Purchase of subordinate voting shares for treasury	(26.8)	(12.8)	(0.2)
Common share dividends	(200.8)	(140.8)	(88.9)
Preferred share dividends	(31.4)	(10.5)	(10.1)
Dividends paid to non-controlling interests	–	(7.3)	(25.6)

Cash provided by (used in) financing activities	773.7	993.0	(1,069.8)

Foreign currency translation	13.3	91.8	(224.8)

Increase (decrease) in cash and cash equivalents	1,118.2	(368.8)	(586.8)
Cash and cash equivalents – beginning of year	2,156.9	2,525.7	3,112.5

Cash and cash equivalents – end of year	3,275.1	2,156.9	2,525.7

	December 31,
	2010	2009	2008
	(US$ millions)

Cash and cash equivalents are included in the consolidated balance sheet as follows:
Holding company cash and short term investments (including assets pledged for short sale and derivative obligations)	337.3	139.9	293.8
Subsidiary cash and short term investments (including assets pledged for short sale and derivative obligations)	3,036.7	2,093.3	2,347.1
Subsidiary restricted cash and short term investments	(98.9)	(76.3)	(115.2)

	3,275.1	2,156.9	2,525.7

Supplementary information
Interest paid	186.3	148.5	160.2
Taxes paid	182.6	823.3	483.8

See accompanying notes.

Notes to Consolidated Financial Statements
for the years ended December 31, 2010, 2009 and 2008
(in US$ and $millions except per share amounts and as otherwise indicated)

1.	Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is incorporated and domiciled in Ontario, Canada.

2.	Summary of Significant Accounting Policies

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods covered by the financial statements. Critical accounting estimates and judgments are described in note 3.

As a financial services holding company, the consolidated balance sheet is presented based on liquidity rather than using a current and non-current classification.

The principal accounting policies applied to the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented unless otherwise stated.

Principles of consolidation
Subsidiaries – The company’s consolidated financial statements include the assets, liabilities, equity, revenues, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity which is controlled, directly or indirectly, through ownership of more than 50% of the outstanding voting rights, or where Fairfax otherwise has the power to govern the financial and operating policies so as to obtain benefits from its activities. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The operating results of subsidiaries that have been divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of earnings. All intercompany balances, profits and transactions are eliminated in full.

The consolidated financial statements are prepared as of December 31, based on individual company financial statements at the same date. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Fairfax.

The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2010. The principal subsidiaries are:

Canadian Insurance

Northbridge Financial Corporation
(Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (Crum & Forster)

Zenith National Insurance Corp. (Zenith National)

Asian Insurance

Fairfax Asia consists of:

Falcon Insurance Company Limited (Falcon)

First Capital Insurance Limited (First Capital)

ICICI Lombard General Insurance Company Limited
(26% equity accounted interest) (ICICI Lombard)

Reinsurance and Insurance

Odyssey Re Holdings Corp. (OdysseyRe)

Advent Capital (Holdings) PLC (Advent)

Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)

Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)

Group Re, which underwrites business in:

CRC Reinsurance Limited (CRC Re)

Wentworth Insurance Company Ltd. (Wentworth)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff

TIG Insurance Company (TIG)

Fairmont Specialty Group Inc. (Fairmont)

General Fidelity Insurance Company (GFIC)

RiverStone Insurance (UK) Limited (RiverStone (UK))

RiverStone Managing Agency Limited

nSpire Re Limited (nSpire Re)

Other

Hamblin Watsa Investment Counsel Ltd.
(Hamblin Watsa) (investment management)

Ridley Inc. (Ridley) (animal nutrition)

All subsidiaries are wholly-owned except for Ridley with a 73.5% interest (2009 – 71.0%; 2008 - 67.9%). Prior to the privatization transactions in 2009 as described in note 19, the company owned 70.4%, 63.6% and 66.6% of OdysseyRe, Northbridge and Advent respectively, at December 31, 2008. During 2010, the company acquired 100% ownership interests in Zenith National and GFIC pursuant to the transactions as described in note 19.

The holding company is a financial services holding company with significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore makes a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments and long term debt, to provide additional insight into the company’s liquidity, financial leverage and capital structure.

Non-controlling interests – A non-controlling interest is initially recognized at the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital.

Investments, at equity – Investments, at equity are accounted for using the equity method and are comprised of investment in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Significant influence is presumed to exist when the company owns, directly or indirectly, between 20% and 50% of the outstanding voting rights of the investee. Assessment of significant influence is ultimately based on the substance of the relationship between the company and the investee. These investments are reported in investments, at equity in the consolidated balance sheets, with the company’s share of earnings (loss) and other comprehensive income (loss) of the investee reported in interest and dividends in the consolidated statements of earnings and in the corresponding line in the company’s consolidated statements of comprehensive income respectively. Gains and losses realized on dispositions and charges to reflect impairment in the value of equity method investments are included in net gains (losses) on investments. Under the equity method of accounting, an investment in common shares, a partnership or a joint venture is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the investee. Any excess of the cost of acquisition over the company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognized as goodwill, and is included within the carrying amount of the investment. Foreign equity method investees are translated in the same manner as foreign subsidiaries. At each reporting date, and more frequently when conditions warrant, management evaluates those investments, at equity for which carrying value exceeds fair value. If management’s assessment indicates that the impairment in value is other than temporary, the investment is written down to its fair value and an impairment loss is recognized in net gains (losses) on investments in the consolidated statement of earnings.

Investments which were recorded on the equity method of accounting at December 31, 2010 and the company’s ownership interests for those investments in prior years were as follows:

	2010	2009	2008

Gulf Insurance Company (“Gulf Insurance”)	41.3%	–	–
Cunningham Lindsey Group Limited (“CLGL”)	43.6%	43.6%	45.7%
ICICI Lombard	26.0%	26.0%	26.0%
Falcon Insurance PLC (“Falcon Thailand”)	40.5%	40.5%	24.9%
International Coal Group, Inc. (“ICG”)	–	27.7%	19.7%
Singapore Reinsurance Corporation Limited (“Singapore Re”)	22.2%	20.0%	8.7%
The Brick Group Income Fund (“The Brick”)	17.3%	12.8%	13.0%
Polskie Towarzystwo Ubezpieczen S.A. (“PTU”)	22.7%	22.7%	–
MEGA Brands Inc. (“MEGA”)	16.5%	–	–
Fibrek Inc. (“Fibrek”)	25.8%	19.2%	19.2%

During 2010 and 2009, the company changed its accounting treatment from available for sale to the equity method of accounting for its investments in Fibrek and MEGA, and Singapore Re, The Brick and ICG respectively, on a prospective basis as described below under the heading of “Changes to the Application of the Equity Method of Accounting”. Subsequently, during 2010, the accounting treatment for ICG was changed from the equity method of accounting to available for sale as the result of a partial disposition. During 2010, the company completed the acquisition of a 41.3% interest in Gulf Insurance and commenced recording this investment on the equity method of accounting on the acquisition date of September 28, 2010, as described in note 19.

Business combinations
Refer to “Changes in accounting policies – current year” below.

Goodwill and intangible assets
Goodwill – Goodwill is recorded as the excess of the consideration transferred over the fair value of the identifiable net assets acquired less accumulated impairment charges and is allocated to the reporting units expected to benefit from the acquisition for the purpose of impairment testing. On an annual basis or more frequently if there are potential indicators of impairment, the company assesses the carrying value of goodwill based on the underlying fair value of the reporting units. Potential impairment is identified when the carrying value of a reporting unit, including its allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of a reporting unit’s allocated goodwill over the implied fair value of the goodwill, and is charged to operating expenses in the consolidated statements of earnings. Impairment charges cannot be reversed for subsequent increases in a reporting unit’s fair value. The estimated fair values are sensitive to the assumptions used in the valuations.

To the extent that the consideration transferred is less than the fair value of identifiable net assets acquired in a business combination, the excess is recognized in the consolidated statement of earnings.

Goodwill is derecognized on disposal of a subsidiary, with the difference between the proceeds and carrying value of the subsidiary (inclusive of goodwill and unrealized balances recorded in accumulated other comprehensive income) recorded in the consolidated statement of earnings.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and are subsequently measured at cost less accumulated amortization where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The intended use, expected life and economic benefit to be derived from intangible assets with a finite life are evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment on an annual basis or more frequently if there are potential indicators of impairment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The estimated useful lives of the company’s intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names	Indefinite lives
Computer software	3 to 15 years

Foreign currency translation
Functional and presentation currency – The company and all of its subsidiaries prepare their financial statements in the currency used in the primary economic environment in which they operate (the functional currency). The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.

Transactions and items in the consolidated balance sheet in foreign currencies – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings except for unrealized foreign exchange gains and losses arising on monetary investments classified as available for sale. These unrealized gains and losses are recorded in other comprehensive income (loss) until realized, at which time the cumulative gain or loss is reclassified to net gains (losses) on investments in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company’s subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these subsidiaries are translated on consolidation at the year-end rates of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the year. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income.

On consolidation, translation gains and losses arising from the translation of a monetary item that forms part of the net investment in a foreign operation are recognized in accumulated other comprehensive income. Upon disposal or reduction of a foreign operation, the related net translation gain or loss is reclassified from accumulated other comprehensive income to the consolidated statement of earnings as a component of the net gain or loss on disposition.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of that foreign operation and translated at the year-end rates of exchange and translation gains and losses are recognized in accumulated other comprehensive income.

Net investment hedge – In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in other comprehensive income. The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statements of earnings. Gains and losses in accumulated other comprehensive income are recognized in net earnings when the hedged net investment in foreign operations is reduced.

Comprehensive income (loss)
Comprehensive income (loss) consists of net earnings and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in self-sustaining foreign operations are recorded in the consolidated statement of comprehensive income and included in accumulated other comprehensive income (loss) until recognized in the consolidated statement of earnings. Accumulated other comprehensive income (net of income taxes) is included on the consolidated balance sheet as a separate component of shareholders’ equity.

Consolidated statements of cash flows
The company’s consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash and short term investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term investments that are restricted. Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair value.

Investments
Investments include cash and cash equivalents, short-term investments, non-derivative financial instruments, derivatives, real estate held for investment, investments, at equity and joint ventures.

Financial assets are classified or designated as held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are classified as held for trading or as other financial liabilities. Derivatives are classified as held for trading. Management determines the appropriate classifications of investments in fixed income and equity securities at their acquisition date.

Short-term investments – Short-term investments are investments with maturity dates between three months and twelve months when purchased. The carrying values of short-term investments approximate fair value.

Held for trading – Held for trading financial assets and liabilities are purchased or incurred with the intention of generating profits in the near term (“classified as held for trading”) or are voluntarily so designated by the company (“designated as held for trading”). On initial recognition, the company generally designates financial instruments with embedded derivatives and has designated certain state and municipal bonds, as held for trading under the fair value option. Financial liabilities classified as held for trading comprise obligations related to securities sold short. Financial assets and liabilities and derivatives classified or designated as held for trading are carried at fair value in the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows except for interest income from mortgage backed securities. Interest from mortgage backed securities is included in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows as these securities were acquired in a distressed market.

Available for sale – Non-derivative financial assets are classified or designated as available for sale when they are intended to be held for long term profitability and are other than those classified as loans and receivables, held to maturity or held for trading. Except for equity securities that do not have quoted market values in an active market, which are carried at cost, these financial assets are carried at fair value with changes in unrealized gains and losses, including the foreign exchange component thereof, recorded in other comprehensive income (loss) (net of tax) until realized or impaired, at which time the cumulative gain or loss is reclassified to net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. The amount of gains or losses on securities reclassified out of accumulated other comprehensive income (loss) into net earnings is determined based on average cost. Interest income from available for sale securities, including amortization of premiums and accretion of discounts, is calculated using the effective interest method. Dividends on equity investments are recognized on the date at which the investment is priced ‘ex dividend’. Interest and dividend income are recorded in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows.

Held to maturity – Non-derivative financial assets that have a fixed maturity date, other than loans and receivables, for which the company has the intent and ability to hold to maturity or redemption are classified as held to maturity and reported at amortized cost. The company has not classified any financial assets as held to maturity.

Other than temporary impairments – At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings (loss) rather than accumulated other comprehensive income (loss). This determination is based on consideration of numerous factors including: (i) the

FAIRFAX FINANCIAL HOLDINGS LIMITED

length of time and extent to which the fair value has been less than its cost or amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; (iv) the issuer’s performance as compared to its competitors and industry averages; (v) views published by third party research analysts; and (vi) the company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings. For debt instruments classified as available for sale, subsequent reversals of impairment losses are required when, in a subsequent reporting period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.

Recognition and measurement of non-derivative financial instruments – The company recognizes purchases and sales of financial assets on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected in the consolidated balance sheet in accounts receivable and other or in accounts payable and accrued liabilities.

Transaction costs related to financial assets and liabilities classified or designated as held for trading are expensed as incurred. Transaction costs related to available for sale financial assets and long term debt are capitalized to the cost of the asset or netted against the liability on initial recognition and are recorded in other comprehensive income (loss) or amortized in the consolidated statement of earnings, respectively.

A financial asset is derecognized when the rights to receive cash flows from the investment have expired or when the company has transferred control of the asset.

Determination of fair value – Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The fair values of financial instruments are based on bid prices for financial assets and offer prices for financial liabilities. The company categorizes its fair value measurements according to a three level hierarchy described below:

Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.

Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the majority of the company’s investments in bonds, derivative contracts (total return swaps and credit default swaps) and certain warrants are based on third party broker-dealer quotes.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheets are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, investments in limited partnerships are classified as Level 3 within the fair value hierarchy.

Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these assets or liabilities or related observable inputs that can be corroborated at the measurement date.

The company assesses the reasonableness of pricing received from third party broker-dealers by comparing the fair values received from broker-dealers to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

The company assesses the reasonableness of the fair values of consumer price indices (“CPI”) linked derivative contracts by comparing the fair values received from broker-dealers to values determined using option pricing models that incorporate market observable and unobservable inputs such as the current value of the relevant CPI index underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility and by comparing to recent market transactions where available. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

Real estate – Real estate, unoccupied by the company and held for investment purposes (including capital appreciation or long-term rental yield) is initially recorded at cost (including transaction costs) and is subsequently carried at historical cost less accumulated amortization and any accumulated impairment losses. The gain or loss on disposal of real estate held for investment is based on the difference between the proceeds received and the carrying value of the investment and is recognized in net gains (losses) on investments in the consolidated statement of earnings.

Loans and receivables and other financial liabilities
Loans and receivables and other financial liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. For loans and receivables, when there is no longer reasonable assurance of timely collection, an impairment loss is recognized in consolidated net earnings to reflect the difference between the carrying amount and the estimated realizable amount. The estimated realizable amount is the present value of the expected future cash flows discounted at the original effective interest rate.

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Securities sold short and derivative financial instruments
Securities sold short – Securities sold short represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in net gains (losses) on investments where fair value is determined based on Level 1 inputs (described above).

Derivative financial instruments – Derivative financial instruments may include interest rate, credit default, currency and total return swaps, CPI-linked, futures, forwards and option contracts all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and swaps.

The company uses derivatives to mitigate financial risks arising principally from its investment holdings and reinsurance recoverables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet with changes in fair value recorded in net gains (losses) on investments in the consolidated statement of earnings and as an investing activity in the consolidated statement of cash flows. All derivatives are monitored by the company for effectiveness in achieving their risk management objectives. The determination of fair value for the company’s derivative financial instruments where quoted market prices in active markets are unavailable is described in note 4. During 2010 and 2009, the company did not designate any financial assets or liabilities (including derivatives) as accounting hedges except for the net investment hedge as described in note 5.

The fair value of derivatives in a gain position is presented on the consolidated balance sheets in derivatives and other invested assets in portfolio investments and in the cash, short term investments and marketable securities of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheets in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

The fair value of the majority of the company’s equity call options and certain warrants are based on published quotes in an active market considered to be Level 1 inputs (described above). The fair value of the majority of the company’s derivative contracts (total return swaps and credit default swaps) and certain warrants are based on third party broker-

FAIRFAX FINANCIAL HOLDINGS LIMITED

dealer quotes considered to be Level 2 inputs (described above). Included in Level 3 are investments in CPI-linked derivatives that are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Cash collateral received from or paid to counterparties as security for derivative contract assets or liabilities respectively is included in liabilities or assets in the consolidated balance sheet. Securities received from counterparties as collateral are not recorded as assets. Securities delivered to counterparties as collateral continue to be reflected as assets in the consolidated balance sheet as assets pledged for short sale and derivative obligations.

Insurance contracts
Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers’ commissions and premium taxes are deferred and charged to income as the related premiums are earned. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.

Provision for claims – The company is required by applicable insurance laws, regulations and Canadian GAAP to establish reserves for payment of losses and loss adjustment expenses that arise from the company’s general insurance products and the runoff of its former insurance operations. These reserves represent the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses and reserves for incurred but not yet reported (“IBNR”) losses. Additionally, reserves are held for loss adjustment expenses, which contain the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to income as incurred.

The company’s reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance claims and claims from the run-off of its former insurance operations. The company bases such estimates (case reserves) on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case estimates received from ceding companies. The company generally establishes these reserves on an undiscounted basis (except that amounts arising from certain workers’ compensation business are discounted as discussed below) to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company’s estimation of reserves. Between the reporting and final settlement of a claim circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company reviews and re-evaluates claims and reserves on a regular basis. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The estimated liabilities for workers’ compensation indemnity lifetime benefit claims are carried in the consolidated balance sheet at discounted amounts. The company uses tabular reserving for the indemnity lifetime benefit liabilities with standard mortality assumptions, and discounts such reserves using interest rates of 3.5% to 5.0%.

The periodic discount accretion is included in the consolidated statement of earnings as a component of losses on claims.

The company also establishes reserves for IBNR claims, generally on an undiscounted basis, to recognize the estimated cost of losses for events which have already occurred but which have not yet been notified. These reserves are established to recognize the estimated costs required to bring claims for these not yet reported losses to final settlement. As these losses have not yet been reported, the company relies upon historical information and statistical models, based on product line, type and extent of coverage, to estimate its IBNR liability. The company also uses reported claim trends, claim severities, exposure growth, and other factors in estimating its IBNR reserves. The company revises these reserves as additional information becomes available and as claims are actually reported.

The time required to learn of and settle claims is an important consideration in establishing the company’s reserves. Short-tail claims, such as for property damage, are normally reported soon after the incident and are generally settled within months following the reported incident. Long-tail claims, such as pollution, asbestos and product liability, can take years to develop and additional time to settle. For long-tail claims, information concerning the event, such as the required medical treatments and the measures and costs required to clean up pollution, may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail claims.

Since the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event.

Estimation techniques – Claims and premium liabilities provisions are determined based upon previous claims experience, knowledge or events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies multiple techniques in estimating required provisions. This gives greater understanding of the trends inherent in the data being projected. The company’s estimates of losses and loss expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;

•	estimates based upon a projection of claims numbers and average cost;

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and,

•	expected loss ratios.

In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods and bases to the individual circumstances of the provision class and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The claims provisions are subject to review at the subsidiary level, the corporate level by the company’s Chief Risk Officer and by independent third party actuaries. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of

FAIRFAX FINANCIAL HOLDINGS LIMITED

these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

Uncertainties – The uncertainty arising under insurance contracts may be characterized under a number of specific headings, such as uncertainty relating to:

•	whether an event has occurred which would give rise to a policyholder suffering an insured loss;

•	the extent of policy coverage and limits applicable;

•	the amount of insured loss suffered by a policyholder as a result of the event occurring; and,

•	the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of an insured event and the time it is actually reported to the company. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of insurance liabilities is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates in the short term, particularly for the company’s long tail lines of business. The company seeks to provide appropriate levels of claims provisions and provision for unexpired risks taking the known facts and experience into account.

The company has exposures to risks in each class of business within each operating segment that may develop and that could have a material impact upon the company’s financial position. The insurance risk diversity within the company’s portfolio of issued policies make it impossible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgments and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it being difficult to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

Asbestos and environmental claims are examples of specific risks which may develop materially. The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot be wholly relied upon and the company employs specialized techniques to determine provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

Factors contributing to this higher degree of uncertainty include:

•	long delays in reporting claims from the date of exposure (for example, cases of mesothelioma can have a latent period of up to 40 years) making estimation of the ultimate number of claims expected to be received particularly difficult;

•	issues of allocation of responsibility among potentially responsible parties and insurers;

•	emerging court decisions increasing or decreasing insurer liability;

•	tendencies for social trends and factors to influence court awards;

•	developments pertaining to the company’s ability to recover reinsurance for claims of this nature; and,

•	developments in the tactics of plaintiff lawyers and court decisions and awards.

Reinsurance
Reinsurance does not relieve the originating insurer of its liability and is reflected on the balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations to policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross in the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Net premiums earned and losses on claims are recorded in the consolidated statement of earnings net of amounts ceded to, and recoverable from, reinsurers. Unearned premiums are reported before reduction for business ceded to reinsurers and the reinsurers’ portion is classified with recoverable from reinsurers in the consolidated balance sheet along with the estimates of the reinsurers’ shares of provision for claims determined on a basis consistent with the related claims liabilities.

In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company has for certain acquisitions obtained vendor indemnities or purchased excess of loss reinsurance protection from reinsurers.

Impairment – Reinsurance assets are assessed on a regular basis for any events that may trigger impairment. Triggering events may include legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers.

If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount. Impairment is considered to have taken place if it is probable that the company will not be able to collect the amounts due from reinsurers. The carrying amount of a reinsurance asset is reduced through the use of an allowance account, and the amount of the impairment loss is recognized in the consolidated statement of earnings. Provisions for previously impaired reinsurance assets may be reversed in subsequent financial reporting periods, provided that there is objective evidence that the conditions leading to the initial impairment have changed or no longer exist. On reversal of any such provisions, the carrying value of the reinsurance asset may not exceed its previously reported carrying value.

Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers will be collectible. When the probability of collection is remote either through liquidation of the reinsurer or settlement of the reinsurance balance, the uncollectible balance is written off from the provision account against the reinsurance balance.

Risk transfer – In addition to assessing whether significant insurance risk exists, reinsurance contracts are further assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded, are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

For excess of loss reinsurance treaties (other than vendor indemnities) or adverse development covers, the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records the premium charge (earned premiums ceded to reinsurers), commissions earned on ceded reinsurance premiums and the related reinsurance recovery (claims incurred ceded to reinsurers) in its consolidated statement of earnings in the period in which the adverse development is incurred and ceded to the reinsurer.

Uncertainties – The company is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s credit risk on reinsurance recoverables is analyzed by its reinsurance security department which is responsible for setting appropriate provisions for reinsurers suffering financial difficulties. The provision for uncollectible reinsurance balance represents management’s estimate of specific credit-related losses, provisions for disputed and litigated balances, as well as losses that have been incurred but are not yet identifiable by individual reinsurer. The process for determining the provision involves quantitative and qualitative assessments using current and historical credit information and current market information. The process inherently requires the use of certain assumptions and judgements including: (i) assessing the probability of impairment; (ii) estimating ultimate recovery rates of impaired reinsurers; and (iii) determining the effects from potential offsets or collateral arrangements. Changes to these assumptions or using other reasonable judgements can materially affect the provision level and the company’s net earnings.

Income taxes
Future income taxes are calculated under the liability method whereby future income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. Changes in future income tax assets and liabilities that are associated with components of other comprehensive income (loss) (primarily unrealized investment gains and losses) are charged or credited directly to other comprehensive income (loss). Otherwise, changes in future income tax assets and liabilities are included in the provision for income taxes. Changes in deferred income tax assets and liabilities attributable to changes in substantively enacted tax rates are charged or credited to provision for income tax expense in the period of substantive enactment. Losses for tax purposes are recorded as future income tax assets if it is considered more likely than not that the losses can offset future taxable income in the respective jurisdiction. A valuation allowance is established if it is more likely than not, all or some portion of, the benefits related to a future income tax asset will not be realized.

Future income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a right of offset.

Premises and equipment
Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. The company reviews for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If an asset is impaired, the carrying value is reduced to the asset’s fair value with an offsetting charge recorded in the consolidated statement of earnings. The cost of premises and equipment is depreciated on a straight-line basis over the asset’s estimated useful life.

Depreciation expense is recorded in operating expenses within the consolidated statement of earnings. All repairs and maintenance costs are charged to operating expense in the period incurred. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the company, and depreciated over the remaining useful life of the asset.

Animal nutrition products
Revenues from the sale of animal nutrition products are recognized when the price is fixed or determinable, collection is reasonably assured and the product has been shipped to the customer from the plant or facility. These revenues and the related cost of inventories sold are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

At December 31, 2010, the consolidated balance sheet includes $47.1 ($49.8 at December 31, 2009) of inventory recorded in other assets which are measured at the lower of cost or net realizable value on a first-in, first-out basis. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price.

Long term debt
Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in earnings over the period of the borrowings using the effective interest rate method.

Equity
Common stock is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity, regardless of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for use in its senior share plans. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of the instruments. When sold, the difference between the carrying amount and the proceeds is reflected in retained earnings. The consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of equity instruments are recognized directly in equity, net of tax.

Net earnings per share attributable to shareholders of Fairfax
Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the year, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the year for the dilutive effect of share-based compensation and convertible debt.

Pensions and post retirement benefits
The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company’s general assets in separate pension funds.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary.

For defined benefit pension and other post retirement benefit plans, the benefit obligations, net of the fair value of plan assets, and adjusted for unrecognized items consisting of prior service costs, transitional assets and obligations and net actuarial gains and losses, are accrued in the consolidated balance sheet. For each plan, the company has adopted the following policies:

(i)	Actuarial valuations of benefit liabilities for pension and post retirement benefit plans are performed as at December 31 of each year for all benefit plans using the projected benefit method prorated on service, based on management’s assumptions on the discount rate, rate of compensation increase, retirement age, mortality and the trend in the health care cost rate. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

(ii)	Expected return on plan assets is calculated based on the fair value of those assets.

(iii)	Actuarial gains (losses) arise from the difference between the actual rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to

FAIRFAX FINANCIAL HOLDINGS LIMITED

determine the benefit obligation. Only gains or losses in excess of 10% of the greater of the benefit obligations or the fair value of plan assets are amortized over the average remaining service period of active employees.

(iv)	Prior service costs arising from plan amendments are amortized on the straight line basis over the average remaining service period of employees active at the date of amendment.

(v)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Certain of the defined post retirement benefits covering medical care and life insurance are funded internally.

Share-based compensation
The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards is estimated on the date of grant based on the market price of the company’s stock and is amortized to compensation expense over the related vesting periods. When a restricted share award vests in instalments over the vesting period (graded vesting), each instalment is accounted for as a separate arrangement. At each balance sheet date, the company revises its estimates of the number of restricted share awards expected to vest.

Operating leases
The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. The leased assets are not recognized on the balance sheet. Payments made under operating leases (net of any incentives received from the lessor) are charged to income on a straight-line basis over the period of the lease, unless another systematic basis is representative of the time pattern of the user’s benefit even if the payments are not on that basis.

Comparative figures
Certain prior year comparative figures have been reclassified to be consistent with the current year’s presentation.

Change to the application of the equity method of accounting
Current year
On December 17, 2010, the company decreased its ownership of ICG from 22.2% to 11.1% through participation in an underwritten public offering of ICG’s common stock. Pursuant to this transaction, the company sold 22,577,800 common shares of ICG for cash proceeds of $163.9 (net of expenses of the offering) and recorded net gains on investments of $77.9. Subsequent to this transaction, the company discontinued recording its residual investment in ICG using the equity method of accounting and commenced classifying it on a prospective basis as available for sale within common stocks after it concluded that it no longer exercised significant influence over ICG.

On July 15, 2010, the company exercised rights it had acquired and fulfilled certain obligations pursuant to a standby purchase agreement which resulted in the purchase by the company and its affiliates of 16,144,861 common shares of Fibrek for cash consideration of $15.7, that when aggregated with common shares already owned by the company and its affiliates represented 25.8% of the total common shares of Fibrek outstanding. Accordingly, the company commenced recording its investment in the common shares of Fibrek using the equity method of accounting on a prospective basis.

On March 31, 2010, in connection with its participation in the recapitalization of MEGA, the company received newly issued common shares, warrants and debentures of MEGA, as consideration for an additional investment in MEGA and for the cancellation of a convertible debenture which the company had acquired in August 2008. Immediately following the receipt of the recapitalization proceeds, the company sold a portion of the newly issued common shares, warrants and debentures of MEGA to a third party and determined that its remaining 16.5% interest in MEGA combined with its responsibility pursuant to the recapitalization agreement to represent the holders of the newly issued debentures through the nomination of three members to MEGA’s board of directors, effectively resulted in the company being deemed to exercise significant influence over MEGA. Accordingly, on March 31, 2010, the company commenced recording its investment in the common shares of MEGA using the equity method of accounting on a prospective basis.

The impact on the consolidated balance sheet and the consolidated statement of earnings of the changes described in the preceding paragraphs are shown in the table below.

Prior year
The company began acquiring common shares of Singapore Re in 1999 and until December 24, 2009 accounted for its investment in 17.5% of the common shares of Singapore Re as available for sale at fair value. On December 24, 2009, the company increased its interest in Singapore Re to 20.0% and determined that it had obtained significant influence and, accordingly, the company changed the accounting treatment of its investment in Singapore Re from available for sale to the equity method of accounting on a prospective basis.

On November 28, 2009, the company changed the accounting treatment of its 12.8% interest in The Brick from available for sale to the equity method of accounting on a prospective basis. Factors considered by the company in making this determination included: (1) a potential fully diluted voting interest of 29.1% as the result of ownership of warrants entitling the company to purchase one unit of The Brick at a discount to the average trading price of those units during the fourth quarter of 2009; (2) the expiration of a standstill agreement on November 28, 2009 which precluded the company from exercising warrants, acquiring additional units or seeking to influence management; and (3) the appointment of an additional individual related to the company to the board of directors of The Brick. There have been no changes in circumstances since November 28, 2009 and accordingly, the company continues to believe it has the ability to exert significant influence over The Brick, and therefore continues to apply the equity method of accounting to this investment despite owning less than 20% of its voting common equity.

The company began acquiring common shares of ICG in 2006 and until December 31, 2008 accounted for its investment in 19.7% of the common shares of ICG as available for sale at fair value. During the first quarter of 2009, the company increased its interest in ICG to 23.8%. Accordingly, on February 20, 2009, the company changed the accounting treatment of its investment in ICG from available for sale to the equity method of accounting on a prospective basis. During the fourth quarter of 2009, the company further increased its interest in ICG to 27.7%.

The impact on the consolidated balance sheet and the consolidated statement of earnings of the changes described in the preceding paragraphs on the dates specified below were as follows:

	December 31, 2010				December 31, 2009
	ICG	Fibrek	MEGA	Total	Singapore Re	The Brick	ICG	Total

Date equity method commenced:	–	July 15, 2010	March 31, 2010		December 24, 2009	November 28, 2009	February 20, 2009

Date equity method discontinued:	December 17, 2010	–	–		–	–	–

Portfolio investments:

Subsidiary cash and short term investments	163.9	–	(41.2)	122.7	–	–	–	–

Bonds	–	–	7.8	7.8	–	–	–	–

Common stocks	159.9	(32.1)	–	127.8	(22.8)	(8.7)	(55.5)	(87.0)

Investments, at equity	(172.1)	20.3	26.5	(125.3)	19.6	4.2	119.3	143.1

Derivatives and other invested assets	–	–	6.9	6.9	–	–	–	–

Future income taxes	(20.4)	3.9	–	(16.5)	1.0	1.4	(21.0)	(18.6)

Non-controlling interests	–	–	–	–	(1.2)	–	5.9	4.7

Accumulated other comprehensive income (loss)	53.4	(7.9)	–	45.5	(1.0)	(3.1)	36.9	32.8

Net gains (losses) on investments	77.9	–	–	77.9	–	–	–	–

Changes in accounting policies
Current year
Business Combinations and Non-controlling Interests
Effective January 1, 2010, the company elected to early adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations (“Section 1582”), Section 1601, Consolidated Financial Statements (“Section 1601”) and Section 1602, Non-Controlling Interests (“Section 1602”). In accordance with the transitional provisions, these Handbook Sections were applied on a prospective basis, with the exception of the presentation and disclosure requirements for non-controlling interests which were applied retrospectively. The adoption of these Handbook Sections did not have a significant impact on the company’s consolidated financial statements other than the reclassifications of non-controlling interests, as described below.

Pursuant to Section 1582 (equivalent to IFRS 3 “Business Combinations”) business combinations completed on or after January 1, 2010 were accounted for using the acquisition method of accounting. Under the acquisition method of accounting, the consideration transferred in a business combination is measured at fair value at the date of

FAIRFAX FINANCIAL HOLDINGS LIMITED

acquisition. This consideration includes any cash paid plus the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes contingent consideration arrangements recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and the liabilities assumed are initially recognized at fair value. Where the fair value of consideration paid is less than the fair value of net assets acquired, the excess is recognized in the consolidated statement of earnings. Any pre-existing equity interests in an acquiree are re-measured to fair value at the date of the business combination and any resulting gain or loss is recognized in the consolidated statement of earnings.

Business combinations completed prior to January 1, 2010 were accounted for using the purchase method under previous Canadian GAAP. The fundamental requirements of the purchase method of accounting are similar to the acquisition method of accounting described above except that, among other differences, the purchase method required that share consideration issued by the acquirer be measured by reference to its market price for a reasonable period before and after the acquisition was announced, acquisition-related costs were included as part of the fair value of the purchase consideration, contingent consideration was generally not recognized initially as part of the consideration transferred, and identifiable assets acquired and liabilities assumed were adjusted to reflect fair values only to the extent of the acquirer’s interest in the aquiree when that interest was less than 100 percent. Furthermore, where the fair value of consideration paid was less than the fair value of net assets acquired, the excess amount was first deducted proportionally from the purchase price allocated to certain acquired non-current assets until their carrying amounts were reduced to nil. Only then was any remaining excess recognized in the consolidated statement of earnings.

A non-controlling interest may be measured at fair value or at the proportionate share of identifiable net assets acquired. Under previous Canadian GAAP, a non-controlling interest was recorded at the proportionate share of the carrying value of the acquiree.

Section 1601 carried forward existing guidance on aspects of the preparation of consolidated financial statements subsequent to the acquisition date other than those pertaining to a non-controlling interest. Section 1602 provided guidance on the treatment of a non-controlling interest after acquisition in a business combination and required: a non-controlling interest to be presented clearly in equity, but separately from the parent’s equity; the amount of consolidated net earnings and other comprehensive income attributable to the parent and to a non-controlling interest to be clearly identified and presented on the consolidated statements of earnings and comprehensive income respectively; and changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control to be accounted for as an equity transaction.

Prior year
Financial Instruments
Effective October 1, 2009, the company adopted the amendments made to CICA Handbook Section 3862, Financial Instruments – Disclosures, which required enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The new disclosures required by these amendments have been included in these annual consolidated financial statements. Since these amendments relate to disclosure only, there is no impact on the company’s financial positions as at December 31, 2010 and 2009 or its results of operations for the years then ended.

Effective October 1, 2009, the company adopted the amendments made to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, which required certain amendments to Canadian GAAP to achieve consistency with international standards on impairment of debt securities. The amendments included changing the categories into which debt instruments are required and permitted to be classified and eliminating the distinction between debt securities and other debt instruments. As a result, debt instruments not quoted in an active market may be classified as loans and receivables and subsequently assessed for impairment using the incurred credit loss model. The incurred credit loss model requires recognition of an impairment loss equal to the difference between the carrying amount and the estimated realizable amount when there is no longer reasonable assurance of timely collection of future cash flows. The estimated realizable amount is the present value of the expected future cash flows discounted at the original effective interest rate. The amendments also require the reversal of an impairment loss related to an available for sale debt instrument in the instance when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized. The adoption of these amendments was applied retroactively to January 1, 2009 and did not have an impact on the company’s financial positions as at December 31, 2010 and 2009 or its results of operations for the years then ended.

Effective July 1, 2009, the company adopted the amendment made to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, concerning the assessment of embedded derivatives upon reclassifications of financial assets out of the held for trading category occurring after July 1, 2009. No such reclassifications have been effected by the company.

In June 2009, the company adopted the amendment made to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, which clarified the application of the effective interest method to a financial asset subsequent to the recognition of an impairment loss. The adoption of this amendment did not have an impact on the company’s financial positions as at December 31, 2010 and 2009 or its results of operations for the years then ended.

Goodwill and Intangible Assets
Effective January 1, 2009, the company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”), which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 established standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this guidance did not result in a change in the recognition of the company’s goodwill and intangible assets.

Credit Risk
Effective January 1, 2009, the company adopted the CICA Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”), which provides additional guidance on how to measure financial assets and liabilities by taking into account the company’s own credit risk and the credit risk of the counterparty. The adoption of EIC-173 did not have an impact on the company’s financial positions as at December 31, 2010 and 2009 or its results of operations for the years then ended.

Accounting pronouncements to be adopted in the future
International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. The company will change over to IFRS for its interim and annual financial statements beginning on January 1, 2011.

3.	Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below, with the exception of fair value disclosures and contingencies which are discussed in note 4 and note 15, respectively.

Provision for claims
Provisions for claims are valued based on Canadian accepted actuarial practice, which are designed to ensure the company establishes an appropriate reserve on the balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and claims expenses. Under Canadian GAAP, the assumptions underlying the valuation of provisions for claims are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for claims and the inherent uncertainties associated with insurance contracts are described in the “Insurance Contracts” section of note 2.

Provision for uncollectible reinsurance recoverables
The company establishes provisions for uncollectible reinsurance recoverables centrally, based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history),

FAIRFAX FINANCIAL HOLDINGS LIMITED

financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available. Uncertainties associated with the company’s reinsurance recoverables are discussed further in the “Reinsurance” section of note 2.

Provision for other than temporary impairment in the value of investments
The company reviews those investments that are accounted for using the equity method and those that are classified as available for sale on a quarterly basis and focuses its attention on investments for which the fair value has been below carrying value for six months, and where fair value has been below cost or amortized cost for those investments classified as available for sale. Investments that have experienced sharp declines in the market based on critical events, even if for a period of less than six months, are also reviewed. Factors considered in making such a determination are discussed in the “Investments” section of note 2. Provisions for other than temporary impairment in the value of investments are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available.

Valuation allowance for recovery of future income taxes
In determining the need for a valuation allowance for the recovery of future income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to fully utilize any recorded tax asset within the next few years. The company reviews the recoverability of its future income tax assets and any related valuation allowance on a quarterly basis, taking into consideration the underlying operations’ performance as compared to plan, the outlook for the business going forward, the impact of enacted and proposed changes to tax law and the expiry date of the tax losses.

Assessment of goodwill for potential impairment
Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the fair value of each of the company’s reporting units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The fair value of each reporting unit to which goodwill has been assigned is compared to its carrying value. If the fair value of a reporting unit is determined to be less than its carrying value, the excess of carrying value over fair value of its goodwill is recognized as a goodwill impairment loss. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis.

4.	Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	December 31, 2010					December 31, 2009
	Classified	Designated	Classified			Classified	Designated	Classified
	as	as	as		Total	as	as	as		Total
	held for	held for	available		carrying	held for	held for	available		carrying
	trading	trading	for sale	Other	value	trading	trading	for sale	Other	value
Holding company:
Cash and short term investments	337.3	111.3	–	–	448.6	115.4	227.5	28.5	–	371.4
Cash and short term investments pledged for short sale and derivative obligations	–	137.4	–	–	137.4	24.5	30.0	24.4	–	78.9
Bonds	–	268.0	245.5	–	513.5	–	368.5	34.7	–	403.2
Preferred stocks	–	43.4	–	–	43.4	–	64.8	–	–	64.8
Common stocks	–	2.8	340.4	–	343.2	–	1.7	234.1	–	235.8
Derivatives	54.6	–	–	–	54.6	97.5	–	–	–	97.5

	391.9	562.9	585.9	–	1,540.7	237.4	692.5	321.7	–	1,251.6
Short sale and derivative obligations	(66.5)	–	–	–	(66.5)	(8.9)	–	–	–	(8.9)

	325.4	562.9	585.9	–	1,474.2	228.5	692.5	321.7	–	1,242.7

Portfolio investments:
Cash and short term investments	3,022.1	491.8	–	–	3,513.9	2,093.3	803.8	347.7	–	3,244.8
Bonds	–	6,011.8	5,736.4	–	11,748.2	–	6,628.2	4,290.1	–	10,918.3
Preferred stocks	–	541.9	42.0	–	583.9	–	261.1	31.7	–	292.8
Common stocks	–	262.5	3,868.8	–	4,131.3	–	132.3	4,762.7	–	4,895.0
Investments, at equity	–	–	–	715.5	715.5	–	–	–	433.5	433.5
Derivatives	547.8	–	–	–	547.8	127.7	–	–	–	127.7
Other invested assets	–	–	–	31.6	31.6	–	–	–	15.0	15.0

	3,569.9	7,308.0	9,647.2	747.1	21,272.2	2,221.0	7,825.4	9,432.2	448.5	19,927.1

Assets pledged for short sale and derivative obligations:
Cash and short term investments	14.6	–	–	–	14.6	–	4.6	–	–	4.6
Bonds	–	417.9	277.1	–	695.0	–	84.1	62.8	–	146.9

	14.6	417.9	277.1	–	709.6	–	88.7	62.8	–	151.5

	3,584.5	7,725.9	9,924.3	747.1	21,981.8	2,221.0	7,914.1	9,495.0	448.5	20,078.6
Short sale and derivative obligations	(150.4)	–	–	–	(150.4)	(48.3)	–	–	–	(48.3)

	3,434.1	7,725.9	9,924.3	747.1	21,831.4	2,172.7	7,914.1	9,495.0	448.5	20,030.3

Restricted cash and cash equivalents at December 31, 2010 of $98.9 ($76.3 at December 31, 2009) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash, short term investments and marketable securities, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

In addition to the amounts disclosed in note 15, the company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance premium business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets by the nature of the pledge requirement:

	December 31,
	2010	2009

Regulatory deposits	1,779.5	1,424.9
Security for reinsurance and other	889.4	794.3

	2,668.9	2,219.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Available For Sale Securities
Gross unrealized gains and losses on investments classified as available for sale by type of issuer, including assets pledged for short sale and derivative obligations, were as follows:

	December 31, 2010				December 31, 2009
	Cost or	Gross	Gross	Total	Cost or	Gross	Gross	Total
	amortized	unrealized	unrealized	carrying	amortized	unrealized	unrealized	carrying
	cost	gains	losses	value	cost	gains	losses	value

Holding company:
Short term investments:(1)
Canadian government	–	–	–	–	24.4	–	–	24.4
U.S. treasury	–	–	–	–	28.5	–	–	28.5

	–	–	–	–	52.9	–	–	52.9

Bonds:
U.S. treasury	246.5	1.7	(12.7)	235.5	–	–	–	–
U.S. states and municipalities	–	–	–	–	22.5	0.8	–	23.3
Other government	10.9	–	(1.9)	9.0	–	–	–	–
Corporate and other	1.0	–	–	1.0	10.9	0.5	–	11.4

	258.4	1.7	(14.6)	245.5	33.4	1.3	–	34.7

Common stocks:
Canadian	15.5	18.8	–	34.3	39.5	18.9	–	58.4
U.S.	201.9	71.3	–	273.2	80.7	44.2	(1.5)	123.4
Other	20.7	12.2	–	32.9	38.2	14.1	–	52.3

	238.1	102.3	–	340.4	158.4	77.2	(1.5)	234.1

Portfolio investments:
Short term investments:
Canadian government	–	–	–	–	15.5	0.5	–	16.0
U.S. treasury	–	–	–	–	192.5	–	–	192.5
Other government	–	–	–	–	125.5	13.7	–	139.2

	–	–	–	–	333.5	14.2	–	347.7

Bonds:
Canadian government	397.6	1.3	(10.9)	388.0	179.2	–	(0.1)	179.1
Canadian provincials	246.6	29.0	–	275.6	417.4	39.6	–	457.0
U.S. treasury	2,628.2	17.2	(188.7)	2,456.7	490.1	12.3	(41.4)	461.0
U.S. states and municipalities	766.3	3.3	(17.4)	752.2	938.6	38.0	(3.3)	973.3
Other government	948.3	16.7	(56.6)	908.4	848.8	21.5	(27.6)	842.7
Corporate and other	867.0	110.2	(21.7)	955.5	1,239.7	138.3	(1.0)	1,377.0

	5,854.0	177.7	(295.3)	5,736.4	4,113.8	249.7	(73.4)	4,290.1

Preferred stocks:
U.S.	0.3	–	–	0.3	0.1	–	–	0.1
Other	39.1	2.6	–	41.7	31.2	0.4	–	31.6

	39.4	2.6	–	42.0	31.3	0.4	–	31.7

Common stocks:
Canadian	431.2	346.5	(0.3)	777.4	476.9	230.8	–	707.7
U.S.	1,790.7	354.8	(11.0)	2,134.5	2,716.2	398.5	–	3,114.7
Other	718.4	242.3	(3.8)	956.9	756.9	188.8	(5.4)	940.3

	2,940.3	943.6	(15.1)	3,868.8	3,950.0	818.1	(5.4)	4,762.7

Assets pledged for short sale and derivative obligations:
Bonds:
Canadian provincials	–	–	–	–	1.0	0.1	–	1.1
U.S. treasury	143.2	–	(15.5)	127.7	0.4	–	–	0.4
U.S. states and municipalities	138.4	–	–	138.4	–	–	–	–
Other government	11.0	–	–	11.0	54.1	1.7	–	55.8
Corporate and other	–	–	–	–	5.0	0.5	–	5.5

	292.6	–	(15.5)	277.1	60.5	2.3	–	62.8

(1)	Includes nil ($24.4 at December 31, 2009) of short term investments included in assets pledged for short sale and derivative obligations.

The number of continuous months in which available for sale securities excluding short term investments had gross unrealized losses is as follows:

December 31, 2010

	Less than 12 Months			Greater than 12 Months			Total
		Gross			Gross			Gross
	Fair	unrealized	Number of	Fair	unrealized	Number of	Fair	unrealized	Number of
	value	losses	securities	value	losses	securities	value	losses	securities

Bonds:
Canadian government	319.9	(10.9)	1	–	–	–	319.9	(10.9)	1
U.S. treasury	2,059.8	(183.0)	8	90.9	(33.9)	2	2,150.7	(216.9)	10
U.S. states and municipalities	416.6	(13.4)	14	32.2	(4.0)	1	448.8	(17.4)	15
Other government	486.4	(50.3)	15	76.1	(8.2)	3	562.5	(58.5)	18
Corporate and other	112.5	(21.6)	5	1.1	(0.1)	1	113.6	(21.7)	6

	3,395.2	(279.2)	43	200.3	(46.2)	7	3,595.5	(325.4)	50

Common stocks:
Canadian	1.1	(0.3)	1	–	–	–	1.1	(0.3)	1
U.S.	306.1	(11.0)	2	–	–	–	306.1	(11.0)	2
Other	24.2	(3.8)	5	–	–	–	24.2	(3.8)	5

	331.4	(15.1)	8	–	–	–	331.4	(15.1)	8

	3,726.6	(294.3)	51	200.3	(46.2)	7	3,926.9	(340.5)	58

December 31, 2009

	Less than 12 Months			Greater than 12 Months			Total
		Gross			Gross			Gross
	Fair	unrealized	Number of	Fair	unrealized	Number of	Fair	unrealized	Number of
	value	losses	securities	value	losses	securities	value	losses	securities

Bonds:
Canadian government	11.9	(0.1)	1	–	–	–	11.9	(0.1)	1
U.S. treasury	196.1	(41.4)	14	–	–	–	196.1	(41.4)	14
U.S. states and municipalities	115.9	(3.2)	4	1.6	(0.1)	1	117.5	(3.3)	5
Other government	61.4	(2.0)	12	260.3	(25.6)	5	321.7	(27.6)	17
Corporate and other	129.1	(1.0)	4	–	–	–	129.1	(1.0)	4

	514.4	(47.7)	35	261.9	(25.7)	6	776.3	(73.4)	41

Common stocks:
U.S.	23.6	(1.5)	1	–	–	–	23.6	(1.5)	1
Other	75.9	(5.4)	12	–	–	–	75.9	(5.4)	12

	99.5	(6.9)	13	–	–	–	99.5	(6.9)	13

	613.9	(54.6)	48	261.9	(25.7)	6	875.8	(80.3)	54

At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings (losses) rather than in other comprehensive income (loss). Net gains (losses) on investments for 2010 included $33.7 (2009 – $340.0; 2008 – $1,011.8) of provisions for other than temporary impairments. After such provisions, the unrealized losses on such securities at December 31, 2010 were $15.1 ($6.9 at December 31, 2009) for common stocks and $325.4 ($73.4 at December 31, 2009) for bonds. The company had investments in seven debt securities (comprised primarily of U.S. treasury, other government and U.S. state and municipal debt securities) classified as available for sale which were in unrealized loss positions for a period greater than twelve months at December 31, 2010. The unrealized loss of $46.2 on these securities at December 31, 2010 was due to the effects of foreign currency translation on U.S. treasury and other government debt securities of $16.2 and the impact of an increase in interest rates on investments in U.S. treasury and U.S. state and municipal securities of $30.0.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As of December 31, 2010, the company had investments in bonds in or near default (where the issuer has missed payment of principal or interest or entered bankruptcy) with a fair value of $6.7 ($14.4 at December 31, 2009).

Securities Classified or Designated as Held for Trading
At December 31, 2010, the company classified U.S. state and municipal bonds of $890.6 ($996.6 at December 31, 2009) which were purchased prior to September 30, 2008 as available for sale. U.S. state and municipal bonds of $4,535.0 ($4,501.2 at December 31, 2009) which were acquired subsequent to September 30, 2008 have been designated as held for trading.

Common stocks designated as held for trading include investments in certain limited partnerships with a carrying value of $265.3 ($134.0 at December 31, 2009).

At December 31, 2010, the consolidated balance sheet includes $801.1 ($825.7 at December 31, 2009) of convertible bonds containing embedded derivatives (sometimes referred to as hybrid financial instruments) which the company has designated as held for trading.

Fixed Income Maturity Profile
Bonds designated or classified as held for trading and classified as available for sale are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2010, securities containing call and put features represented approximately $5,444.0 and $1,286.0, respectively ($5,587.6 and $1,376.4 at December 31, 2009, respectively) of the total fair value of bonds in the table below.

	December 31, 2010		December 31, 2009
	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in 1 year or less	555.4	525.1	779.5	726.3
Due after 1 year through 5 years	1,618.0	1,809.3	2,445.5	2,199.3
Due after 5 years through 10 years	4,870.1	5,223.6	5,412.7	6,039.4
Due after 10 years	5,596.6	5,398.7	2,476.9	2,503.4

	12,640.1	12,956.7	11,114.6	11,468.4

Effective interest rate		5.7%		5.8%

The calculation of the effective interest rate of 5.7% (2009 – 5.8%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged bond investments of approximately $4.4 billion ($4.6 billion at December 31, 2009) included in U.S. states and municipalities.

Investments at Equity
The fair value and carrying value of investments, at equity were as follows:

	December 31, 2010		December 31, 2009
	Fair	Carrying	Fair	Carrying
	value	value	value	value

Portfolio investments:
Investments, at equity
Gulf Insurance Company(1)	219.9	219.9	–	–
ICICI Lombard General Insurance Company Limited	266.5	94.2	204.4	75.9
Cunningham Lindsey Group Limited	186.1	128.9	159.5	134.8
International Coal Group, Inc.(2)	–	–	173.9	163.0
Singapore Reinsurance Corporation Limited	30.3	28.7	22.9	20.9
The Brick Group Income Fund(3)	26.8	15.7	8.9	4.2
Partnerships, trusts and other	175.4	171.3	34.7	34.7
MEGA Brands Inc.(4)	34.8	29.7	–	–
Fibrek Inc.(5)	37.1	27.1	–	–

	976.9	715.5	604.3	433.5

(1)	On September 28, 2010, the company completed the acquisition of a 41.3% interest in Gulf Insurance Company for cash consideration of $217.1 (61.9 million Kuwaiti dinar), as described in note 19.

(2)	On December 17, 2010, the company decreased its ownership of International Coal Group, Inc. from 22.2% to 11.1% and received cash consideration of $163.9 and recorded net gains on investments of $77.9, as described in note 2.

(3)	The company has investments of $43.2 ($33.8 at December 31, 2009) and $81.3 ($22.9 at December 31, 2009) in debt instruments and warrants issued by The Brick respectively. The debt instruments and the warrants are recorded in bonds and derivatives and other invested assets in the consolidated balance sheets respectively.

(4)	On March 31, 2010, the company participated in the recapitalization of MEGA and received newly issued common shares and commenced recording its investment in the common shares of MEGA using the equity method of accounting, as described in note 2. The company has investments of $27.9 ($19.7 at December 31, 2009) and $14.1 (nil at December 31, 2009) in debt instruments and warrants issued by MEGA respectively. The debt instruments and the warrants are recorded in bonds and derivatives and other invested assets in the consolidated balance sheets.

(5)	On July 15, 2010, pursuant to the transaction described in note 2 the company purchased additional common shares of Fibrek for cash consideration of $15.7, that when aggregated with common shares already owned by the company and its affiliates represented 25.8% of the total common shares of Fibrek outstanding. Accordingly, the company commenced recording its investment in Fibrek using the equity method of accounting.

The earnings (losses) from investments, at equity included in interest and dividends for the years ended December 31 were as follows:

	2010	2009	2008

Cunningham Lindsey Group Limited	4.5	4.8	7.0
ICICI Lombard General Insurance Company Limited	21.6	(4.7)	(4.7)
International Coal Group, Inc.	4.6	11.2	–
Advent Capital (Holdings) PLC	–	–	1.6
Partnerships, trusts and other	9.0	11.8	(53.3)
The Brick Group Income Fund	5.4	–	–
MEGA Brands Inc.	2.8	–	–
Singapore Re	2.0	0.2	–
Fibrek Inc.	1.0	–	–

	50.9	23.3	(49.4)

FAIRFAX FINANCIAL HOLDINGS LIMITED

On December 17, 2010, the company decreased its ownership of ICG from 22.2% to 11.1% through participation in an underwritten public offering of ICG’s common stock. Pursuant to this transaction, the company sold 22,577,800 common shares of ICG for cash proceeds of $163.9 (net of expenses of the offering) and recorded net gains on investments of $77.9 (as described in note 2). Included in net gains on investments are dilution losses of nil (2009 – $1.1; 2008 – nil) and dilution gains of $5.0 (2009 – nil; 2008 – nil).

The company’s strategic investment of $68.7 (15.0% interest) in Alltrust Insurance Company of China Ltd. (“Alltrust”) is classified as an available for sale security within portfolio investments.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuers were as follows:

	December 31, 2010				December 31, 2009
			Significant				Significant
			other	Significant			other	Significant
	Total fair	Quoted	observable	unobservable	Total fair	Quoted	observable	unobservable
	value asset	prices	inputs	inputs	value asset	prices	inputs	inputs
	(liability)	(Level 1)	(Level 2)	(Level 3)	(liability)	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	3,374.0	3,374.0	–	–	2,233.2	2,233.2	–	–

Short term investments:
Canadian government	–	–	–	–	71.8	71.8	–	–
Canadian provincials	88.6	88.6	–	–	–	–	–	–
U.S. treasury	368.5	368.5	–	–	1,196.5	1,196.5	–	–
Other government	254.2	250.6	3.6	–	177.2	135.0	42.2	–
Corporate and other	29.2	–	29.2	–	21.0	–	21.0	–

	740.5	707.7	32.8	–	1,466.5	1,403.3	63.2	–

Bonds:
Canadian government	393.5	–	393.5	–	191.7	–	191.7	–
Canadian provincials	1,251.3	–	1,251.3	–	1,346.8	–	1,346.8	–
U.S. treasury	2,824.7	–	2,824.7	–	541.4	–	541.4	–
U.S. states and municipalities	5,425.6	–	5,425.6	–	5,497.8	–	5,497.8	–
Other government	954.6	–	954.6	–	919.7	–	919.7	–
Corporate and other	2,107.0	–	2,045.1	61.9	2,689.3	–	2,672.2	17.1
Mortgage backed securities – residential	–	–	–	–	281.7	–	251.6	30.1

	12,956.7	–	12,894.8	61.9	11,468.4	–	11,421.2	47.2

Preferred stocks:
Canadian	134.6	–	134.6	–	110.4	–	110.4	–
U.S.	451.0	–	450.7	0.3	215.6	–	215.6	–
Other	41.7	–	41.7	–	31.6	–	31.6	–

	627.3	–	627.0	0.3	357.6	–	357.6	–

Common stocks:(1)
Canadian	802.0	784.3	14.6	3.1	755.5	740.2	15.3	–
U.S.	2,485.0	2,345.0	47.4	92.6	3,228.6	3,187.6	38.6	2.4
Other	1,053.6	665.9	324.7	63.0	1,020.7	710.3	292.6	17.8

	4,340.6	3,795.2	386.7	158.7	5,004.8	4,638.1	346.5	20.2

Derivatives and other invested assets(2)	609.4	–	280.8	328.6	232.2	41.6	190.6	–

Short sale and derivative obligations	(216.9)	–	(216.9)	–	(57.2)	–	(57.2)	–

Holding company cash, short term investments and marketable securities and portfolio investments measured at fair value	22,431.6	7,876.9	14,005.2	549.5	20,705.5	8,316.2	12,321.9	67.4

	100.0%	35.1%	62.4%	2.5%	100.0%	40.2%	59.5%	0.3%

(1)	Excluded from these totals are available for sale investments of $70.2 ($66.4 at December 31, 2009) and $63.7 ($59.6 at December 31, 2009) in common shares and partnership trusts respectively which are carried at cost as they do not have quoted market values in active markets.

(2)	Excluded from these totals are real estate investments of $24.6 (8.0 at December 31, 2009) which are carried at cost.

Included in Level 3 are investments in CPI-linked derivatives, mortgage backed securities purchased at deep discounts to par during 2008 and certain private placement debt securities and preferred shares. CPI-linked derivatives are classified within derivatives and other invested assets on the consolidated balance sheets and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Mortgage backed securities are classified within bonds on the consolidated balance sheets and are valued using an internal discounted cash flow model that incorporates certain inputs that are not market observable; specifically, projections of the amount and timing of the remaining cash flows expected to be received from the underlying mortgages and other assumptions and inputs that are based on security-specific collateral. Private placement debt securities are classified within bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow and option pricing models that incorporate certain inputs that are not market observable; specifically share price volatility (for convertible securities) and credit spreads of the issuer.

A summary of changes in fair values of Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	December 31, 2010					December 31, 2009
				Derivatives and
		Common	Preferred	other invested			Common
	Bonds	stocks	stocks	assets	Total	Bonds	stocks	Total

Balance – beginning of year	47.2	20.2	–	–	67.4	166.6	3.8	170.4
Total realized and unrealized gains (losses)
Included in net gains (losses) on investments	29.7	6.8	4.6	(64.6)	(23.5)	(12.5)	–	(12.5)
Included in other comprehensive income (loss)	2.6	2.4	–	–	5.0	1.1	(0.9)	0.2
Purchases	63.9	39.6	100.0	37.1	240.6	44.2	0.9	45.1
Acquisition of Zenith National	1.0	78.2	0.3	–	79.5	–	–	–
Sales	(82.5)	(3.5)	–	–	(86.0)	(56.7)	–	(56.7)
Transfer in (out of) category	–	15.0	(104.6)	356.1	266.5	(95.5)	16.4	(79.1)

Balance – end of year	61.9	158.7	0.3	328.6	549.5	47.2	20.2	67.4

Total gains (losses) for the period recognized in net gains (losses) on investments in the consolidated statements of earnings for Level 3 assets held at the end of the reporting period					(57.6)			(19.8)

During the fourth quarter of 2010, the company determined that the inflation volatility input used in the valuation of its CPI-linked derivative contracts had ceased to be observable as these contracts were out-of-the money and their average term to maturity no longer corresponded with the term of more actively traded 10-year contracts. Accordingly, on October 1, 2010, CPI-linked derivative contracts with a fair value of $356.1 previously classified as Level 2 within the fair value hierarchy were reclassified to Level 3. During the third quarter of 2010, the credit spread (an observable input) became available for a preferred stock owned in the company’s investment portfolio following the receipt of a credit rating by the issuer of that preferred stock. As a result, on July 1, 2010, preferred stock with a fair value of $104.6 previously classified as Level 3 within the fair value hierarchy was reclassified to Level 2. In addition, during the first quarter of 2009, as a result of an increase in market liquidity, broker quotations and observable market transactions became available for certain of the company’s mortgage-backed securities where fair values were previously determined using Level 3 inputs. Accordingly, $95.5 of these securities were transferred from the Level 3 classification within the fair value hierarchy to Level 2. The company has adopted a policy of recording transfers between fair value hierarchy categories effective from the beginning of the reporting period in which the transfer is identified. Purchases of $240.6 of investments classified as Level 3 within the fair value hierarchy were primarily comprised of certain privately issued debentures (included in bonds), limited partnerships (included in common stocks) and a preferred stock which was subsequently transferred out of the Level 3 category during the third quarter as described above.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Performance

An analysis of investment income for the years ended December 31 follows:

	Year ended December 31, 2010					Year ended December 31, 2009
	Classified	Designated	Classified			Classified	Designated	Classified
	as	as	as			as	as	as
	held for	held for	available			held for	held for	available
	trading	trading	for sale	Other	Total	trading	trading	for sale	Other	Total

Interest income:
Cash and short term investments	8.3	7.7	5.3	–	21.3	11.0	7.9	7.7	–	26.6
Bonds	–	375.8	286.5	–	662.3	–	315.6	225.5	–	541.1
Derivatives and other	(86.1)	–	–	5.7	(80.4)	(5.3)	–	–	2.9	(2.4)

	(77.8)	383.5	291.8	5.7	603.2	5.7	323.5	233.2	2.9	565.3

Dividends:
Preferred stocks	–	13.1	11.7	–	24.8	–	3.1	2.8	–	5.9
Common stocks	–	–	104.0	–	104.0	–	–	131.6	–	131.6

	–	13.1	115.7	–	128.8	–	3.1	134.4	–	137.5

Earnings from investments, at equity	–	–	–	50.9	50.9	–	–	–	23.3	23.3
Investment expenses	–	–	–	(20.5)	(20.5)	–	–	–	(13.4)	(13.4)

	(77.8)	396.6	407.5	36.1	762.4	5.7	326.6	367.6	12.8	712.7

Net gains (losses) on investments:
Bonds:
Gains	–	195.9	383.7	–	579.6	–	691.7	248.1	–	939.8
Losses	–	–	(10.2)	–	(10.2)	–	–	(5.0)	–	(5.0)

	–	195.9	373.5	–	569.4	–	691.7	243.1	–	934.8

Preferred stocks:
Gains	–	–	1.5	–	1.5	–	24.3	2.6	–	26.9
Losses	–	(15.4)	–	–	(15.4)	–	–	(0.3)	–	(0.3)

	–	(15.4)	1.5	–	(13.9)	–	24.3	2.3	–	26.6

Common stocks:
Gains	–	32.4	455.4	–	487.8	–	35.3	285.9	–	321.2
Losses	–	–	(11.2)	–	(11.2)	–	–	(82.1)	–	(82.1)

	–	32.4	444.2	–	476.6	–	35.3	203.8	–	239.1

Financial instruments classified as held for trading	(757.5)	–	–	–	(757.5)	37.5	–	–	–	37.5
Foreign currency gains (losses) on investing activities	(25.7)	(13.2)	(85.5)	5.1	(119.3)	18.2	(1.1)	(14.7)	8.3	10.7
Foreign currency gains (losses) on underwriting activities	–	–	–	(26.4)	(26.4)	–	–	–	14.3	14.3
Gain on partial disposition of investee company	–	–	–	77.9	77.9	–	–	–	–	–
Repurchase of debt	–	–	–	–	–	–	–	–	9.0	9.0
Other	–	0.6	(4.6)	19.4	15.4	–	(4.2)	2.0	14.7	12.5
Other than temporary impairments of investments	–	–	(33.7)	–	(33.7)	–	–	(340.0)	–	(340.0)

	(783.2)	200.3	695.4	76.0	188.5	55.7	746.0	96.5	46.3	944.5

	(861.0)	596.9	1,102.9	112.1	950.9	61.4	1,072.6	464.1	59.1	1,657.2

	Year ended December 31, 2008
	Classified	Designated	Classified
	as	as	as
	held for	held for	available
	trading	trading	for sale	Other	Total

Interest income:
Cash and short term investments	100.4	–	30.8	–	131.2
Bonds	–	81.9	372.7	–	454.6
Derivatives and other	14.8	–	–	6.4	21.2

	115.2	81.9	403.5	6.4	607.0

Dividends:
Preferred stocks	–	–	1.5	–	1.5
Common stocks	–	–	74.5	–	74.5

	–	–	76.0	–	76.0

Losses from investments, at equity	–	–	–	(49.4)	(49.4)
Investment expenses	–	–	–	(7.2)	(7.2)

	115.2	81.9	479.5	(50.2)	626.4

Net gains (losses) on investments:
Bonds:
Gains	–	–	602.9	–	602.9
Losses	–	(350.0)	(20.1)	–	(370.1)

	–	(350.0)	582.8	–	232.8

Preferred stocks:
Gains	–	–	3.0	–	3.0
Losses	–	–	–	–	–

	–	–	3.0	–	3.0

Common stocks:
Gains	–	–	54.5	–	54.5
Losses	–	(21.3)	(15.0)	–	(36.3)

	–	(21.3)	39.5	–	18.2

Financial instruments classified as held for trading	3,428.5	–	–	–	3,428.5
Foreign currency gains (losses) on investing activities	(70.6)	66.2	49.6	24.0	69.2
Foreign currency gains (losses) on underwriting activities	–	–	–	(147.9)	(147.9)
Foreign currency translation loss on disposition of investee company	–	–	–	(24.9)	(24.9)
Other	–	1.2	0.3	2.1	3.6
Other than temporary impairments of investments	–	–	(1,011.8)	–	(1,011.8)

	3,357.9	(303.9)	(336.6)	(146.7)	2,570.7

	3,473.1	(222.0)	142.9	(196.9)	3,197.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table summarizes the impact of investments classified or designated as held for trading on net gains (losses) on investments recognized in the consolidated statements of earnings. Common stock and equity index positions includes positions in equity and equity index total return swaps and equity and equity index call options. Other is primarily comprised of foreign exchange forward contracts, credit warrants and other derivative securities.

							Designated as
	Classified as held for trading						held for trading
	Common							Preferred
	stock and	Credit						and
	equity index	default	Equity	CPI-linked				common
	short positions	swaps	warrants	derivatives	Other	Total	Bonds	stocks	Total

For the year ended December 31, 2010
Realized gains (losses) on positions closed in the year(1)	(700.1)	10.4	–	–	(2.1)	(691.8)	251.2	(0.2)	251.0
Mark-to-market gains (losses) arising on positions remaining open at year end	(139.4)	5.4	83.6	28.1	(43.4)	(65.7)	(55.3)	17.2	(38.1)

Net gains (losses)	(839.5)	15.8	83.6	28.1	(45.5)	(757.5)	195.9	17.0	212.9

For the year ended December 31, 2009
Realized gains (losses) on positions closed in the year(1)	(15.4)	46.2	172.7	–	(44.9)	158.6	87.6	9.2	96.8
Mark-to-market gains (losses) arising on positions remaining open at year end	8.8	(160.8)	58.2	(0.5)	(26.8)	(121.1)	604.1	50.4	654.5

Net gains (losses)	(6.6)	(114.6)	230.9	(0.5)	(71.7)	37.5	691.7	59.6	751.3

For the year ended December 31, 2008
Realized gains (losses) on positions closed in the year(1)	2,078.9	1,047.5	–	–	65.3	3,191.7	(1.9)	–	(1.9)
Mark-to-market gains (losses) arising on positions remaining open at year end	(0.2)	238.9	–	–	(1.9)	236.8	(348.1)	(21.3)	(369.4)

Net gains (losses)	2,078.7	1,286.4	–	–	63.4	3,428.5	(350.0)	(21.3)	(371.3)

(1)	Amounts include net gains (losses) arising on certain derivatives which require the counterparties to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the derivative contracts may remain open subsequent to the quarterly cash settlement.

5.	Short Sale and Derivative Transactions

The following table summarizes the notional amount and fair value of the company’s derivative instruments:

	December 31, 2010				December 31, 2009
		Notional	Fair value			Notional	Fair value
	Cost	amount	Assets	Liabilities	Cost	amount	Assets	Liabilities

Equity derivatives:
Equity index total return swaps – short positions	–	5,463.3	10.3	133.7	–	1,582.7	9.2	–
Equity total return swaps – short positions	–	624.5	18.0	28.3	–	232.2	–	1.2
Equity total return swaps – long positions	–	1,244.3	0.7	8.3	–	214.6	8.7	7.7
Equity call options	–	–	–	–	46.2	79.3	46.0	–
Warrants	21.6	158.8	171.1	–	10.1	127.5	71.6	–
Credit derivatives:
Credit default swaps	70.8	3,499.3	67.2	–	114.8	5,926.2	71.6	–
Warrants	16.6	340.2	6.5	–	15.8	340.2	2.8	–
CPI-linked derivative contracts	302.3	34,182.3	328.6	–	8.8	1,490.7	8.2	–
Foreign exchange forward contracts	–	–	–	25.5	–	–	1.6	48.0
Other derivative contracts	–	–	–	21.1	–	–	5.5	0.3

Total			602.4	216.9			225.2	57.2

The company is exposed to significant market risk and credit risk through its investing activities. The company’s derivative contracts, with certain exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes. Refer to note 20 for further analyses of how the company uses derivatives and non-derivative instruments in risk management.

The fair value of derivatives in a gain position are presented on the consolidated balance sheets in derivatives and other invested assets in portfolio investments and in the cash, short term investments and marketable securities of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheets in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

Equity contracts
Short positions in equity and equity index total return swaps are held primarily to provide protection against significant declines in the value of the company’s portfolio of common stocks. The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes are recognized by the company as net gains (losses) on investments in the consolidated statements of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statements of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment and at inception, their fair value is zero.

The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During 2010, the company added a net notional amount of $933.6 to its equity total return swaps – long positions on individual equity securities for investment purposes. As a result of volatility in the equity markets and international credit concerns, the company has taken measures to protect its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps. Accordingly, the company added short positions in certain equities ($284.4 notional amount entered into during the third quarter of 2010), the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5 entered into during the second quarter of 2010) and to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52 entered into during the third quarter of 2009). During the fourth quarter of 2010, the company closed out $212.4 of the original notional amount of its short positions in S&P 500 index total return swaps to realign its equity hedges with its underlying equity and equity-related holdings (this transaction had a nominal impact on the average S&P 500 index value of the remaining $1.3 billion original notional amount of S&P 500 index total return swaps). At December 31, 2010, equity hedges represented approximately 88.8% of the company’s equity and equity-related holdings ($6,854.5). During 2010, the company paid net cash of $796.9 (2009 – $107.5; 2008 – received net cash of $2,053.8) to satisfy obligations incurred in connection with the quarterly reset provisions of its short equity and equity index total return swaps. During 2010, the company received net cash of $91.9 (2009 – $83.3; 2008 – nil) from counterparties in connection with the quarterly reset provisions of the company’s long equity total return swaps. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

At December 31, 2010, the fair value of the collateral deposited for the benefit of derivative counterparties included in assets pledged for short sale and derivative obligations was $847.0 ($206.0 at December 31, 2009), of which $733.2 ($156.4 at December 31, 2009) was collateral required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $113.8 ($49.6 at December 31, 2009) of which was required to support

FAIRFAX FINANCIAL HOLDINGS LIMITED

amounts owed to counterparties of the company’s total return swaps and foreign exchange forward contracts at the balance sheet date.

Equity call options include derivative purchase contracts and call options on certain U.S. publicly traded common stocks. Equity warrants were acquired in conjunction with the company’s investment in debt securities of various Canadian companies during the second quarter of 2009. The warrants have expiration dates ranging from 2 years to 4 years.

Credit contracts
Since 2003, subsidiary portfolio investments and holding company investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of risks affecting specific financial assets of the company, exposures potentially affecting the fair value of the company’s fixed income portfolio and of broader systemic risk. The company’s holdings of credit default swap contracts declined significantly by the end of 2010 largely as a result of significant sales in 2008 and contract expirations in 2009 and 2010 (as indicated in 2009, the company determined not to utilize credit default swaps currently as part of its economic hedging program and therefore not to replace its credit default swaps as sales or expiries occurred, with the result that the company no longer has significant holdings of credit default swaps). Accordingly, the company no longer considers credit default swaps to be an economic hedge of its financial assets effective January 1, 2011. The company’s remaining credit default swaps have a weighted average life of 2.4 years (2.4 years at December 31, 2009) and a notional amount and fair value as shown in the table above. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline.

The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of the contract were recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. Sales or expiration of credit default swap contracts during 2010 and 2009 caused the company to reverse any previously recorded unrealized market value changes since inception of the contract and to record the amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of net earnings. The impact of credit default swaps on the company’s net earnings is shown in note 4 in the last table under the heading of Financial Performance.

The company holds, for investment purposes, various bond warrants that give the company an option to purchase certain long dated corporate bonds. The warrants have expiration dates averaging 35.8 years (36.6 years at December 31, 2009).

CPI-linked derivative contracts
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining weighted average life of 9.4 years (10.0 years at December 31, 2009) and a notional amount and fair value as shown in the table below. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The initial premium paid for each contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of the contracts are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company’s CPI-linked derivative contracts:

	December 31, 2010			December 31, 2009
	Notional Amount			Notional Amount
	Original		Weighted average	Original		Weighted average
Underlying CPI Index	currency	U.S. dollars	strike price	currency	U.S. dollars	strike price

United States	16,250.0	16,250.0	216.58	800.0	800.0	215.85
United Kingdom	550.0	861.1	216.01	250.0	403.8	215.30
European Union	12,725.0	17,071.2	108.83	200.0	286.9	107.91

		34,182.3			1,490.7

During 2010, the company purchased $32,670.2 (2009 – $1,490.7) notional amount of CPI-linked derivative contracts at a cost of $291.4 (2009 – $8.8). The impact of CPI-linked derivatives on the company’s net earnings is shown in note 4 in the last table under the heading of Financial Performance.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the reasonably likely future impact of this aspect of the company’s risk management program.

Foreign exchange forward contracts
A significant portion of the company’s business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its equity accounted investments and its net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at December 31, 2010 consisted of cash of $26.1 (nil at December 31, 2009) and government securities of $94.4 ($23.2 at December 31, 2009) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2010. The company’s exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 20.

Hedge of net investment in Northbridge
In June 2010 and August 2009, the company designated the carrying value of Cdn$275.0 and Cdn$400.0 principal amount respectively of its Canadian dollar denominated senior notes as a hedge of its net investment in Northbridge for financial reporting purposes. In 2010, the company recognized pre-tax losses of $28.2 (2009 – $18.3) related to foreign currency movements on the senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

FAIRFAX FINANCIAL HOLDINGS LIMITED

6.	Goodwill and Intangible Assets

The following table presents details of the company’s goodwill and intangible assets:

	December 31, 2010
					Intangible
					assets not
		Intangible assets subject to			subject to
	Goodwill	amortization			amortization		Total
		Customer and
		broker	Computer		Brand
		relationships	software	Other	names	Other

Balance – beginning of year	249.3	115.6	34.2	3.6	26.0	10.1	438.8
Additions	317.6	147.5	33.4	–	20.2	–	518.7
Disposals	–	–	–	(0.2)	–	–	(0.2)
Amortization charge	–	(11.1)	(8.4)	(0.5)	–	–	(20.0)
Foreign exchange effect	5.2	4.6	1.2	–	0.8	–	11.8

Balance – end of year	572.1	256.6	60.4	2.9	47.0	10.1	949.1

Gross carrying amount	575.7	274.1	117.4	7.8	47.0	10.1	1,032.1
Accumulated amortization	–	(17.5)	(48.4)	(4.9)	–	–	(70.8)
Accumulated impairment	(3.6)	–	(8.6)	–	–	–	(12.2)

	572.1	256.6	60.4	2.9	47.0	10.1	949.1

	December 31, 2009
		Intangible assets not subject to			Intangible assets subject to
	Goodwill	amortization			amortization		Total
		Customer and
		broker	Computer		Brand
		relationships	software	Other	names	Other

Balance – beginning of year	71.5	–	29.7	9.4	2.9	9.7	123.2
Additions	167.3	107.5	7.5	0.4	21.2	–	303.9
Disposals	(2.8)	–	–	(5.0)	–	–	(7.8)
Amortization charge	–	(5.4)	(4.5)	(1.2)	–	–	(11.1)
Impairment charge	(3.6)	–	–	–	–	–	(3.6)
Foreign exchange effect	16.9	13.5	1.5	–	1.9	0.4	34.2

Balance – end of year	249.3	115.6	34.2	3.6	26.0	10.1	438.8

Gross carrying amount	252.9	121.5	70.6	11.7	26.0	10.1	492.8
Accumulated amortization	–	(5.9)	(27.8)	(8.1)	–	–	(41.8)
Accumulated impairment	(3.6)	–	(8.6)	–	–	–	(12.2)

	249.3	115.6	34.2	3.6	26.0	10.1	438.8

Goodwill and intangible assets are allocated to the respective reporting units as follows:

	Goodwill		Intangible assets
	December 31,		December 31,
	2010	2009	2010	2009

Zenith National	317.6	–	170.7	–
Northbridge	109.8	104.0	123.9	115.8
OdysseyRe	104.2	104.2	51.8	48.2
All other	40.5	41.1	30.6	25.5

	572.1	249.3	377.0	189.5

The $510.3 increase in goodwill and intangible assets in 2010 resulted from the Zenith National acquisition as described in note 19 and the effect of foreign currency translation related to the Northbridge and Polish Re goodwill and intangible assets. Consolidated goodwill of $572.1 ($249.3 at December 31, 2009) and intangible assets of $377.0 ($189.5 at December 31, 2009) (principally related to the value of customer and broker relationships and brand names) are comprised primarily of amounts arising on the acquisition of Zenith National during 2010 and the privatization of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2010 and it was concluded that no impairment had occurred.

7.	Provision for Claims

Changes in claims liabilities recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses were as shown in the following table:

	December 31,
	2010	2009	2008

Provision for claims – beginning of year – net	11,437.5	11,008.5	10,624.8
Foreign exchange effect of change in provision for claims	167.4	393.3	(580.3)
Provision for claims occurring:
In the current year	3,161.4	3,091.8	3,405.4
In the prior years	14.7	30.3	55.4
Paid on claims during the year related to:
The current year	(736.9)	(729.9)	(835.5)
The prior years	(2,612.9)	(2,424.9)	(2,034.2)
Provision for claims of companies acquired during the year at December 31	1,358.7	68.4	372.9

Provision for claims at December 31 before the undernoted	12,789.9	11,437.5	11,008.5
CTR Life	25.3	27.6	34.9

Provision for claims – end of year – net	12,815.2	11,465.1	11,043.4
Reinsurers’ share of provision for claims	3,455.1	3,301.6	3,685.0

Provision for claims – end of year – gross	16,270.3	14,766.7	14,728.4

The foreign exchange effect of change in provision for claims principally relate to the impact during the year of the strengthening of the Canadian dollar relative to the U.S. dollar, partially offset by the strengthening of the U.S. dollar relative to the British pound sterling and the Euro. The company generally mitigates the impact of foreign currency movements on its foreign currency denominated claims liabilities by holding foreign currency denominated investment assets. As a result, realized and unrealized foreign currency translation gains and losses arising from claims settlement activities and the revaluation of the provision for claims (recorded in net gains (losses) on investments in the consolidated statement of earnings) are generally partially or wholly mitigated by realized and unrealized foreign currency translation gains and losses on investments classified or designated as held for trading (recorded in net gains (losses) on investments in the consolidated statement of earnings) and investments classified as available for sale (recorded in other comprehensive income until realized, at which time the cumulative gain or loss is reclassified to net gains (losses) on investments in the consolidated statement of earnings).

Fair value
The fair value of insurance and reinsurance contracts is comprised of the fair value of unpaid claims liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of the reinsurers’ share of unpaid claims liabilities and the unearned premiums. Both reflect the time value of money whereas the carrying values (including the reinsurers’ share thereof) do not reflect discounting, except for contractual obligations related to workers’ compensation lines of business. The calculation of the fair value of the unearned premiums includes premium acquisition expenses to reflect the deferral of these expenses at the inception of the insurance or reinsurance contract. The estimated value of insurance and reinsurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

undiscounted expected future cash flows and the sum of the discounted future cash flows represents the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect factors including the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The carrying value in excess of the fair value of insurance and reinsurance contracts decreased at December 31, 2010 compared to December 31, 2009 as a result of an increase in the interest rate margin for adverse development, partially offset by a modest increase in the average market yield of the company’s bond portfolio during 2010.

	December 31, 2010		December 31, 2009
	Fair value	Carrying value	Fair value	Carrying value

Insurance and reinsurance contracts	17,941.8	18,391.2	16,127.1	16,680.5
Ceded reinsurance contracts	3,488.5	3,734.8	3,250.3	3,534.3

The company’s methodology for determining the fair value of its insurance and reinsurance contracts approximates the value at which a transfer of the liabilities related to its insurance and reinsurance contracts or a sale of the assets related to its ceded reinsurance contracts might occur in a market transaction at the balance sheet date. The fair values of the insurance and reinsurance contracts were determined using the discount rate derived from the average market yield of the company’s bond portfolio.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	December 31, 2010		December 31, 2009
	Fair value of	Fair value of	Fair value of	Fair value of
	insurance and	ceded	insurance and	ceded
	reinsurance	reinsurance	reinsurance	reinsurance
Change in interest rates	contracts	contracts	contracts	contracts

100 basis point increase	17,400.2	3,377.5	15,641.6	3,156.9
100 basis point decrease	18,550.5	3,608.3	16,537.2	3,356.4

8.	Significant Commutations

During 2009, TIG commuted several reinsurance contracts. As a result of the commutations, TIG received $37.2 in 2009 of total cash proceeds of $136.2 (and received the remaining balance of $99.0 in the first quarter of 2010) and recorded a reduction of recoverable from reinsurers of $139.8 and a net pre-tax charge of $3.6 in the consolidated statement of earnings.

During 2008, Crum & Forster commuted an aggregate stop loss reinsurance contract. As a result of the commutation, Crum & Forster received cash proceeds of $302.5 and recorded a reduction of recoverable from reinsurers of $386.7 and a pre-tax charge of $84.2 in the consolidated statement of earnings.

9.	Reinsurance

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $15.0 for OdysseyRe and Advent, $7.0 (excluding workers’ compensation) for Crum & Forster and $9.0 for Northbridge. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policy holder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The company does not expect that there will be significant changes in prices or terms and conditions in the near future. If a major loss were to occur (for example, of the magnitude of Hurricane Ike in 2009) or if the performance of the industry were to deteriorate further, the cost for reinsurance could change significantly. If that were to occur, each subsidiary would evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis or paying additional premiums for reinsurance.

Historically the company has purchased, or has negotiated as part of the purchase of a subsidiary, adverse development covers as protection from adverse development of prior years’ reserves. In the past, significant amounts of reserve development have been ceded to these reinsurance treaties. The majority of these treaties have been commuted, are at limit, or are nearing limit, so that in the future, if further adverse reserve development originally protected by these covers were to occur, little if any would be ceded to reinsurers.

The pre-tax net impact of ceded reinsurance transactions for the years ended December 31 were as follows:

	2010	2009	2008

Earned premiums ceded to reinsurers	(912.5)	(814.5)	(713.5)
Commissions earned on ceded reinsurance premiums	166.8	145.4	144.9
Claims incurred ceded to reinsurers(1)	788.7	391.3	439.3
Provision for uncollectible reinsurance	(32.0)	(59.7)	(15.0)

Net impact of ceded reinsurance transactions (pre-tax)	11.0	(337.5)	(144.3)

(1)	In 2009 included a net $3.6 pre-tax loss on TIG’s commuted reinsurance contracts. In 2008 included an $84.2 pre-tax loss on Crum & Forster’s commutation of an aggregate stop loss contract.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 20 discusses the company’s management of credit risk associated with reinsurance recoverables.

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records a general allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectibility. The provision for uncollectible reinsurance at December 31, 2010 was $373.0 ($381.1 at December 31, 2009).

Changes in the provision for uncollectible reinsurance for the years ended December 31, 2010 and 2009 are presented in the following table:

	2010	2009

Balance, beginning of year	381.1	370.2
Write-off of recoverables against provision	(40.6)	(49.4)
Provision for credit losses	40.8	74.9
Release of provision for credit losses	(8.8)	(15.2)
Foreign currency movements	0.5	0.6

Balance, end of year	373.0	381.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

10.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities

Subsidiary Indebtedness and Long Term Debt

	December 31, 2010		December 31, 2009
		Total		Total
		carrying		carrying
	Principal	value(a)	Principal	value(a)

Subsidiary indebtedness consists of the following balances:
Ridley secured revolving term facility:
Cdn $30.0 or U.S. dollar equivalent at floating rate due October 31, 2011	1.0	0.9	11.4	11.2
U.S. $20.0 at floating rate due October 31, 2011	1.3	1.3	1.0	0.9

	2.3	2.2	12.4	12.1

Long term debt consists of the following balances:
Fairfax unsecured notes:
7.75% due April 15, 2012(1)(2)	157.3	156.1	180.6	178.1
8.25% due October 1, 2015(1)(3)	82.4	82.2	90.9	90.6
7.75% due June 15, 2017(1)(4)	275.6	261.7	282.6	266.1
7.375% due April 15, 2018(3)	144.2	143.8	144.2	143.7
7.50% due August 19, 2019 (Cdn$400.0)(2)	402.6	398.5	381.6	377.0
7.25% due June 22, 2020 (Cdn$275.0)(1)	276.8	274.4	–	–
8.30% due April 15, 2026(3)	91.8	91.4	91.8	91.3
7.75% due July 15, 2037(3)	91.3	90.0	91.3	90.1

Long term debt – holding company borrowings	1,522.0	1,498.1	1,263.0	1,236.9

OdysseyRe unsecured senior notes:
7.65% due November 1, 2013(1)(5)	218.8	216.4	225.0	224.0
6.875% due May 1, 2015(1)(6)	125.0	123.3	125.0	123.8
Series A, floating rate due March 15, 2021(7)	50.0	49.8	50.0	49.7
Series B, floating rate due March 15, 2016(7)	50.0	49.7	50.0	49.7
Series C, floating rate due December 15, 2021(8)	40.0	39.8	40.0	39.8
Crum & Forster unsecured senior notes:
7.75% due May 1, 2017(1)(9)	330.0	306.8	330.0	307.5
Zenith National redeemable debentures:
8.55% due August 1, 2028(1)	38.4	38.0	–	–
Advent subordinated notes:
floating rate due June 3, 2035	34.0	33.0	34.0	33.0
€12.0 million, floating rate due June 3, 2035	16.0	15.5	17.2	16.8
Advent unsecured senior notes:
floating rate due January 15, 2026	26.0	25.1	26.0	25.0
floating rate due December 15, 2026	20.0	19.4	20.0	19.4
Ridley economic development loan at 1% due August 10, 2019	0.7	0.6	0.7	0.6
MFXchange, equipment loans at 7.3% due April 1, 2011	0.3	0.3	2.0	2.0

Long term debt – subsidiary company borrowings	949.2	917.7	919.9	891.3

	2,471.2	2,415.8	2,182.9	2,128.2

(a)	Principal net of unamortized issue costs and discounts.

(1)	During 2010, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	During 2010, holders of OdysseyRe’s 7.65% senior notes due 2013 and 6.875% senior notes due 2015 and Crum & Forster’s 7.75% senior notes due 2017 provided their consent to amend the indentures governing those senior notes to allow OdysseyRe and Crum & Forster to make available to senior note holders certain specified financial information and financial statements in lieu of the reports OdysseyRe and Crum & Forster previously filed with the Securities and Exchange Commission (“SEC”). In exchange for their consent to amend the indentures, OdysseyRe and Crum & Forster paid cash participation payments of $2.7 and $3.3 respectively to the senior note holders which were recorded as a reduction of the carrying value of the senior notes and will be amortized as an adjustment to the effective interest rate on the senior notes through interest expense in the consolidated statements of earnings. Transaction costs of $1.2, comprised of legal and agency fees incurred in connection with the consent solicitations, were recognized as an expense in the consolidated statements of earnings.

(b)	On June 22, 2010, the company completed a public debt offering of Cdn$275.0 principal amount of 7.25% unsecured senior notes due June 22, 2020 issued at par for net proceeds after commissions and expenses of $267.1 (Cdn$272.5). Commissions and expenses of $2.5 (Cdn$2.5) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at the greater of a specified redemption price based on the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to June 22, 2020 and par. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

(c)	Effective May 20, 2010, the company consolidated the assets and liabilities of Zenith National, pursuant to the transaction described in note 19. As a result, the carrying value of $38.0 of redeemable securities issued by a statutory business trust subsidiary of Zenith National, was included in long term debt – subsidiary company borrowings on the company’s consolidated balance sheet as at December 31, 2010. These securities mature on August 1, 2028, pay semi-annual cumulative cash distributions at an annual rate of 8.55% of the $1,000 liquidation amount per security and are redeemable at Zenith National’s option at any time prior to their stated maturity date at a redemption price of 100% plus the excess of the then present value of the remaining scheduled payments of principal and interest over 100% of the principal amount together with the accrued and unpaid interest. Zenith National fully and unconditionally guarantees the distributions and redemptions of these redeemable securities. On May 26, 2010, holders of the redeemable securities provided their consent to amend the indenture governing these securities to allow Zenith National to make available to the security holders certain specified financial information and financial statements in lieu of the reports Zenith National previously filed with the SEC.

The acquisition of Zenith National resulted in the consolidation of aggregate principal amount of $38.7 and $6.3 of debt securities issued by Fairfax and OdysseyRe respectively, which were recorded in Zenith National’s investment portfolio as available for sale on the acquisition date. Accordingly, the $47.5 fair value of these debt securities was eliminated against long term debt – holding company borrowings and long term debt – subsidiary company borrowings on the consolidated balance sheet. As a result, the carrying value of long term debt – holding company borrowings and long term debt – subsidiary company borrowings decreased by $38.0 and $6.3 respectively and the company recorded a pre-tax loss of $3.2 in net gains (losses) on investments in the consolidated statement of earnings.

On September 17, 2010, Zenith National purchased $7.0 principal amount of its redeemable debentures due 2028 for cash consideration of $7.0. On June 9, 2010, Zenith National purchased $13.0 principal amount of its redeemable debentures due 2028 for cash consideration of $13.0.

(2)	During 2009, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	On September 25, 2009, the company purchased $1.0 principal amount of its senior notes due 2012 for cash consideration of $1.0.

(b)	On August 18, 2009, the company completed a public debt offering of Cdn$400.0 principal amount of 7.50% unsecured senior notes due August 19, 2019 at an issue price of $99.639 for net proceeds after discount, commissions and expenses of $358.6 (Cdn$394.8). Commissions and expenses of $3.4 (Cdn$3.7) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to August 19, 2019 and par. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

(c)	On the maturity date, January 28, 2009, the company repaid the outstanding $12.8 of its 6.15% secured loan.

(3)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2010 is $28.5 ($31.3 at December 31, 2009).

FAIRFAX FINANCIAL HOLDINGS LIMITED

(4)	Redeemable at Fairfax’s option at any time on or after June 15, 2012, June 15, 2013, June 15, 2014 and June 15, 2015 at $103.9, $102.6, $101.3 and $100.0 per bond, respectively.

(5)	Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points, plus, in each case, accrued interest thereon to the date of redemption.

(6)	Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 40 basis points, plus, in each case, accrued interest thereon to the date of redemption.

(7)	The Series A and Series B notes are callable by OdysseyRe in 2011 at their par value plus accrued and unpaid interest. The interest rate on each series of debentures is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%.

(8)	The Series C notes are due in 2021 and are callable by OdysseyRe in 2011 at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.5% and is reset after every payment date.

(9)	Redeemable at Crum & Forster’s option at any time beginning May 1, 2012 at specified redemption prices.

Consolidated interest expense on long term debt amounted to $195.2 (2009 – $165.8; 2008 – $158.2). Interest expense on Ridley’s indebtedness amounted to $0.2 (2009 – $0.5; 2008 – $0.4).

The fair values of the company’s long term debt and other long term obligations are based principally on market prices, where available, or discounted cash flow models. The estimated fair values of the company’s long term debt and other long term obligations compared to their carrying values were as follows:

	December 31,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Long term debt – holding company borrowings	1,498.1	1,614.1	1,236.9	1,317.4
Long term debt – subsidiary company borrowings	917.7	987.9	891.3	917.4
Other long term obligations – holding company	311.5	309.4	173.5	171.3

	2,727.3	2,911.4	2,301.7	2,406.1

Principal repayments on long term debt-holding company borrowings and long term debt-subsidiary company borrowings are due as follows:

2011	0.4
2012	157.4
2013	218.8
2014	0.1
2015	207.5
Thereafter	1,887.0

Credit facilities

On November 10, 2010, Fairfax entered into a three year $300.0 unsecured revolving credit facility (the “credit facility”) with a syndicate of lenders to enhance its financial flexibility. As of December 31, 2010, no amounts had been drawn on the credit facility. In accordance with the terms of the credit facility agreement, Northbridge terminated its five-year unsecured revolving credit facility with a Canadian chartered bank on November 10, 2010.

As at December 31, 2009 and until February 23, 2010, OdysseyRe maintained a five-year $200.0 credit facility with a syndicate of lenders maturing in 2012. As at February 24, 2010, the size of this credit facility was reduced to $100.0 with an option to increase the size of the facility by an amount up to $50.0, to a maximum facility size of $150.0.

Following such a request, each lender has the right, but not the obligation, to commit to all or a portion of the proposed increase. As at December 31, 2010, there was $33.8 utilized under this credit facility, all of which was in support of letters of credit.

11.	Other Long Term Obligations – Holding Company

Other holding company long term obligations were comprised of the following:

	December 31,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	value	value	value	value

TIG Note	143.8	143.8	–	–
Purchase consideration payable	158.6	158.6	164.4	164.4
Trust preferred securities of subsidiaries	9.1	7.0	9.1	6.9

	311.5	309.4	173.5	171.3

On August 17, 2010, in connection with the acquisition of GFIC as described in note 19, TIG issued a non-interest bearing contingent promissory note with an acquisition date fair value of $140.6. The TIG Note is non-interest bearing (except interest of 2% per annum will be payable during periods, if any, when there is an increase in the United States consumer price index of six percentage points or more) and is due following the sixth anniversary of the closing of the GFIC Transaction. The principal amount of the TIG Note will be reduced based on the cumulative adverse development, if any, of GFIC’s loss reserves at the sixth anniversary of the closing of the GFIC Transaction. The principal amount will be reduced by 75% of any adverse development up to $100, and by 90% of any adverse development in excess of $100 until the principal amount is nil. The fair value of the TIG Note was determined as the present value of the expected payment at maturity using a discount rate of 6.17% per annum due to the long term nature of this financial instrument. Fairfax has guaranteed TIG’s obligations under the TIG Note. Amortization of the discount on the TIG Note is recognized as interest expense in the consolidated statement of earnings.

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company (“IIC”), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017.

TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued 8.597% mandatory redeemable capital securities, maturing in 2027.

On April 28, 2009, the company purchased $8.8 principal amount of its trust preferred securities for cash consideration of $5.5.

12.	Total Equity

Capital Stock

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Issued capital

Issued capital includes 1,548,000 multiple voting shares and 19,891,389 subordinate voting shares without par value. The multiple voting shares are not publicly traded. The terms of the company’s cumulative five-year rate reset preferred shares are as follows:

				Liquidation	Fixed dividend
		Number of shares		preference	rate
	Redemption date	issued	Stated capital	per share	per annum

Series C(1)	December 31, 2014	10,000,000	Cdn $250.0	Cdn $25.00	5.75%
Series E(2)	March 31, 2015	8,000,000	Cdn $200.0	Cdn $25.00	4.75%
Series G(2)	September 30, 2015	10,000,000	Cdn $250.0	Cdn $25.00	5.00%
Series I(2)	December 31, 2015	12,000,000	Cdn $300.0	Cdn $25.00	5.00%

(1)	Series C preferred shares are redeemable by the company on the date specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series C preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D on December 31, 2014 and on each subsequent five-year anniversary date. The Series D preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on December 31, 2014 or any subsequent five-year anniversary plus 3.15%.

(2)	Series E, Series G and Series I preferred shares are redeemable by the company on the dates specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series E, Series G and Series I preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series F (on March 31, 2015), Series H (on September 30, 2015) and Series J (on December 31, 2015) respectively and on each subsequent five-year anniversary date. The Series F, Series H and Series J preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2015, September 30, 2015 and December 31, 2015 or any subsequent five-year anniversary plus 2.16%, 2.56% and 2.85% respectively.

Treasury shares

The company acquires its own subordinate voting shares on the open market for use in its senior share plans. The number of shares reserved in treasury as at December 31, 2010 was 184,912 (2009 – 131,808; 2008 – 112,109). During 2010, the company acquired net treasury shares of 53,104 (2009 – 19,699; 2008 – 252) for a net cost of $23.7 (2009 – $6.0; 2008 – $0.1).

Capital transactions

Year ended December 31, 2010

On October 5, 2010, the company issued 12,000,000 cumulative five-year rate reset preferred shares, Series I for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $286.0 (Cdn$290.8). Commissions and expenses of $9.0 were charged to preferred stock and recorded net of $2.5 of future income tax recovery.

On July 28, 2010, the company issued 10,000,000 cumulative five-year rate reset preferred shares, Series G for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $233.8 (Cdn$242.2). Commissions and expenses of $7.6 were charged to preferred stock and recorded net of $2.1 of future income tax recovery.

On February 26, 2010, the company completed a public equity offering and issued 563,381 subordinate voting shares at $355.00 per share, for net proceeds after expenses (net of tax) of $199.8.

On February 1, 2010, the company issued 8,000,000 cumulative five-year rate reset preferred shares, Series E for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $181.4 (Cdn$193.5). Commissions and expenses of $6.2 were charged to preferred stock and recorded net of $1.7 of future income tax recovery.

Under the terms of normal course issuer bids, during 2010, the company repurchased for cancellation 43,900 (2009 – 360,100; 2008 – 1,066,601) subordinate voting shares for a net cost of $16.8 (2009 – $122.9; 2008 – $282.0), of which $9.7 (2009 – $67.3; 2008 – $147.2) was charged to retained earnings.

Year ended December 31, 2009

On December 1, 2009, the company repurchased for cancellation 2,250,000 and 3,750,000 Series A and B preferred shares respectively. The company paid $53.9 to repurchase $38.4 (Cdn$56.2) of the stated capital of the Series A preferred shares and $89.9 to repurchase $64.1 (Cdn$93.8) of the stated capital of the Series B preferred shares. These redemptions resulted in a charge to retained earnings of $41.3, representing the excess of the redemption amount paid (stated capital of Cdn$150.0) over the balance sheet carrying value of the redeemed shares, the difference arising as a result of the movement in the Canadian-U.S. dollar exchange rate between the date the company commenced financial reporting in U.S. dollars and the redemption date.

On October 5, 2009, the company issued 10,000,000 cumulative five-year rate reset preferred shares, Series C for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $225.0 (Cdn$242.2). Commissions and expenses of $7.3 were charged to preferred stock and recorded net of $2.2 of future income tax recovery.

On September 11, 2009, the company completed a public equity offering and issued 2,881,844 subordinate voting shares at $347.00 per share, for net proceeds after commissions and expenses (net of tax) of $989.3.

Dividends

On January 5, 2011, the company declared a cash dividend of $10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 26, 2011 to shareholders of record on January 19, 2011 for a total cash payment of $205.9.

On January 5, 2010, the company declared a cash dividend of $10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 26, 2010 to shareholders of record on January 19, 2010 for a total cash payment of $200.8.

On January 6, 2009, the company declared a cash dividend of $8.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 27, 2009 to shareholders of record on January 20, 2009 for a total cash payment of $140.8.

Accumulated Other Comprehensive Income (Loss)

The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2010			December 31, 2009
		Income tax			Income tax
	Pre-tax	(expense)	After-tax	Pre-tax	(expense)	After-tax
	amount	recovery	amount	amount	recovery	amount

Net unrealized gains (losses) on available for sale securities:
Bonds	(148.2)	47.0	(101.2)	181.2	(60.5)	120.7
Common stocks and other	998.7	(291.3)	707.4	874.3	(251.1)	623.2

	850.5	(244.3)	606.2	1,055.5	(311.6)	743.9
Share of accumulated other comprehensive income (loss) of investments, at equity	6.9	(4.4)	2.5	(10.8)	(1.2)	(12.0)
Currency translation account	273.1	(17.9)	255.2	167.9	(6.7)	161.2

	1,130.5	(266.6)	863.9	1,212.6	(319.5)	893.1

Non-controlling interest

On September 15, 2010, OdysseyRe called for redemption all of the outstanding shares of its 8.125% noncumulative Series A preferred shares and its floating rate noncumulative Series B preferred shares not owned by it or by other subsidiaries of the company. On the redemption date of October 20, 2010, OdysseyRe paid $43.6 to repurchase $42.4 of the stated capital of the Series A preferred shares and $27.0 to repurchase $26.1 of the stated capital of the Series B preferred shares. These transactions decreased non-controlling interests by $68.5 and a pre-tax loss of $2.1 was recognized in net gains (losses) on investments in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

13.	Income Taxes

The company’s provisions for (recovery of) income taxes for the years ended December 31 were as follows:

	2010	2009	2008

Current	(4.8)	202.1	1,098.5
Future	(114.7)	12.8	(342.9)

	(119.5)	214.9	755.6

A reconciliation of income tax calculated at the Canadian statutory tax rate with the income tax provision (recovery) at the effective tax rate in the consolidated statements of earnings for the years ended December 31 is summarized in the following table:

	2010	2009	2008

Provision for income taxes at the statutory income tax rate (2010 – 31.0%; 2009 – 33.0%; 2008 – 33.5%)	109.0	397.9	818.9
Tax rate differential on income earned outside Canada	(91.5)	(48.5)	(3.7)
Non-taxable investment income	(89.0)	(78.0)	(1.3)
Change in unrecorded tax benefit of losses	(43.7)	(47.7)	(12.6)
Non-taxable gain arising from U.S. acquisitions	(39.1)	–	–
Withholding tax on U.S. dividend	35.6	–	–
Change in tax rate for future income taxes	(12.7)	2.1	3.5
Recovery related to prior years	(1.7)	(48.2)	(15.8)
Foreign exchange	2.5	25.5	(33.5)
Other including permanent differences	11.1	11.8	0.1

Provision for (recovery of) income taxes	(119.5)	214.9	755.6

The $119.5 recovery of income taxes in 2010 differed from the company’s Canadian statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities and capital gains in Canada which are only 50.0% taxable), the recognition of the benefit of previously unrecorded accumulated income tax losses, the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which was not taxable and the gain on previously owned common shares of Zenith National which incurred no additional tax, partially offset by withholding tax paid on an intercompany dividend from the U.S. to Canada.

The effective income tax rate of 17.8% implicit in the $214.9 provision for income taxes in 2009 differed from the company’s Canadian statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the recognition of the benefit of previously unrecorded accumulated income tax losses and the release of $30.7 of income tax provisions subsequent to the completion of examinations of the tax filings of prior years by taxation authorities (included in recovery related to prior years), partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The effective income tax rate of 30.9% implicit in the $755.6 provision for income taxes in 2008 differed from the company’s statutory income tax rate of 33.5% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, the release of $23.3 of income tax provisions subsequent to the completion of an examination by taxation authorities, and the effect of reduced unrealized foreign currency gains on the company’s publicly issued debt securities, partially offset by the effect of the unrecorded tax benefit on unrealized losses arising from other than temporary impairments recorded on common stock and bond investments.

The net future income tax assets were comprised as follows:

	December 31,
	2010	2009

Operating and capital losses	179.3	207.8
Claims discount	328.6	298.6
Unearned premium reserve	63.0	58.2
Deferred premium acquisition cost	(52.6)	(50.3)
Allowance for doubtful accounts	16.4	16.0
Foreign tax credits	149.6	56.1
Intangible assets	(93.2)	(41.7)
Investments and other	50.3	(44.0)

	641.1	500.7
Valuation allowance	(127.0)	(182.0)

Future income taxes	514.4	318.7

Loss carryforwards as at December 31, 2010 which were available to reduce future taxable income of certain subsidiaries in the jurisdictions as noted, as well as the period in which these loss carryforwards can be utilized, were comprised as follows:

	December 31, 2010
	U.S.	Canada	Ireland	U.K.	Total

Less than 1 year	–	–	–	–	–
From 1 to 5 years	–	23.0	–	–	23.0
From 6 to 10 years	–	–	–	–	–
From 11 to 20 years	65.2	86.8	–	–	152.0
No expiration date	–	–	193.5	400.6	594.1

	65.2	109.8	193.5	400.6	769.1

Management reviews the valuation of the future income tax asset on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. As at December 31, 2010, management has recorded a valuation allowance against operating and capital losses and temporary differences of $127.0 ($182.0 at December 31, 2009), of which $12.7 ($29.2 at December 31, 2009) related to losses, mostly of the former Cunningham Lindsey companies in Canada, $94.5 ($132.5 at December 31, 2009) related to all of the losses carried forward and temporary differences in Europe (excluding Advent), and $19.8 ($20.3 at December 31, 2009) related to losses and tax credits, mostly of the former Cunningham Lindsey companies in the U.S. References to the former Cunningham Lindsey companies in Canada and in the U.S. are to certain companies which were retained by Fairfax following the disposition of its controlling interest in the operating companies of Cunningham Lindsey Group Inc. in 2007. There were no valuation allowances related to the Canadian and U.S. insurance and reinsurance operating companies. Management expects that the recorded future income tax asset will be realized in the normal course of operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

14.	Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 20. The company’s share of dividends paid in 2010 by the subsidiaries which are eliminated on consolidation was $745.6 (2009 – $115.4). At December 31, 2010, the company had access to dividend capacity for dividend payment in the year of 2011 at each of its primary operating companies as follows:

December 31, 2010

Northbridge(1)	229.0
Crum & Forster	133.1
Zenith National	69.0
OdysseyRe	315.4

746.5

(1)	Subject to prior regulatory approval.

15.	Contingencies and Commitments

Lawsuits

(a)	During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. In March 2010, the Court granted the defendants’ motions to dismiss the Amended Consolidated Complaint, on the grounds that the Court had no jurisdiction in that Complaint as constituted, and denied as futile any request by plaintiffs for leave to file a further amended complaint. Previously, in November 2009, the Court had granted a motion by the lead plaintiffs to withdraw as lead plaintiffs, and allowed other prospective lead plaintiffs 60 days to file motions seeking appointment as replacement lead plaintiff. Two entities filed such motions and subsequently asked the Court to appoint them as co-lead plaintiffs. These motions had not been ruled upon prior to the Court’s issuance of its judgment dismissing the Amended Consolidated Complaint. The original lead plaintiffs and the proposed replacement co-lead plaintiffs filed a motion asking the Court to alter or amend its March 2010 judgment so as to reinstate the claims of U.S. residents and to appoint the proposed replacement co-lead plaintiffs as co-lead plaintiffs. That motion was denied. One of the proposed replacement co-lead plaintiffs filed a motion asking the Court to grant it leave to intervene for the purpose of pursuing an appeal of the March 2010 judgment and renewing its application for appointment as replacement lead plaintiff. That motion was denied in late July 2010. The same proposed replacement co-lead plaintiff has filed notices of appeal of the March 2010 judgment and of the July 2010 denial of its motion referred to in the second preceding sentence above. Fairfax, OdysseyRe and the named officers and directors are opposing these purported appeals. The ultimate outcome of any litigation is uncertain, and should the consolidated lawsuit be allowed to continue (or a new comparable lawsuit be commenced) and be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit, if it is allowed to continue, or a subsequently commenced comparable lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to either such lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. If the consolidated lawsuit is allowed to continue or a new comparable lawsuit is commenced, Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against them and the company’s financial statements include no provision for loss in this matter.

(b)	On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers. Those defendants have not to date served all parties named in the third-party complaint and have not pursued any counterclaims. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. Fairfax intends to vigorously defend against these counterclaims. In September 2008, the Court granted a motion for summary judgment brought by two defendants, and dismissed Fairfax’s claims against those defendants without prejudice. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

Financial guarantee

On February 24, 2010, the company issued a Cdn$4.0 standby letter of credit on behalf of an investee for a term of six months. In connection with the standby letter of credit, the company had pledged short term investments in the amount of Cdn$4.2 representing the company’s maximum loss under the standby letter of credit assuming failure of any right of recourse the company may have against the investee. On August 24, 2010, the standby letter of credit expired undrawn which was followed by the release of the company’s collateral.

Other

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.

OdysseyRe, Advent and RiverStone (UK) (“the Lloyd’s participants”) participate in Lloyd’s through their 100% ownership of certain Lloyd’s syndicates. The Lloyd’s participants have pledged securities and cash, with a fair value of $510.3 and $50.4 respectively as at December 31, 2010, in deposit trust accounts in favour of Lloyd’s based on certain minimum amounts required to support the liabilities of the syndicates as determined under the risk-based capital models and on approval by Lloyd’s. The Lloyd’s participants have the ability to substitute these securities with other securities subject to certain admissibility criteria. These pledged assets effectively secure the contingent obligations of the Lloyd’s syndicates should they not meet their obligations. The Lloyd’s participants contingent liability to Lloyd’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

16.	Pensions and Post Retirement Benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans.

In addition to actuarial valuations for accounting purposes, subsidiaries of the company are required to prepare funding valuations for determination of their pension contributions. All of the defined benefit pension plans have had their most recent funding valuation performed on various dates during 2010 except for one plan in the United Kingdom where the most recent funding valuation was performed as at March 31, 2008.

The investment policy for the defined benefit pension plans is to invest prudently in order to preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans’ assets as of December 31, 2010 and 2009 were invested principally in highly rated equity securities. Plan assets were comprised as follows:

	Defined benefit		Post retirement
	pension plans		benefit plans
	December 31,		December 31,
	2010	2009	2010	2009

Fixed income securities	138.4	97.7	–	–
Equity securities	230.6	213.8	–	–
Other	39.5	29.7	–	–

	408.5	341.2	–	–

The company’s use of Level 1, Level 2 and Level 3 inputs (as described in note 2) in the valuation of defined benefit pension plan assets for the years ended December 31 was as follows:

	December 31, 2010				December 31, 2009
			Significant				Significant
			other	Significant			other	Significant
	Total	Quoted	observable	unobservable	Total	Quoted	observable	unobservable
	fair value	prices	inputs	inputs	fair value	prices	inputs	inputs
	asset	(Level 1)	(Level 2)	(Level 3)	asset	(Level 1)	(Level 2)	(Level 3)

Fixed income securities	138.4	47.2	91.2	–	97.7	36.2	61.5	–
Equity securities	230.6	220.9	9.7	–	213.8	209.6	4.2	–
Other	39.5	17.1	10.5	11.9	29.7	19.9	3.2	6.6

	408.5	285.2	111.4	11.9	341.2	265.7	68.9	6.6

The following tables set forth the funded status of the company’s benefit plans along with amounts recognized in the company’s consolidated financial statements for both defined benefit pension plans and post retirement benefit plans:

	Defined benefit		Post retirement
	pension plans		benefit plans
	December 31,		December 31,
	2010	2009	2010	2009

Change in benefit obligation:
Balance – beginning of year	385.8	305.2	65.3	56.1
Cost of benefits earned in the year	14.2	12.4	3.9	2.6
Interest cost on benefit obligation	22.6	19.8	3.7	3.5
Actuarial (gains) losses	21.9	32.0	1.3	6.8
Benefits paid	(12.9)	(15.7)	(2.5)	(2.3)
Settlements and other	–	–	–	(4.6)
Change in foreign currency exchange rate	8.3	32.1	1.2	3.2

Balance – end of year	439.9	385.8	72.9	65.3

Change in fair value of plan assets:
Balance – beginning of year	341.2	241.2	–	–
Actual return on plan assets	48.7	61.5	–	–
Company contributions	22.2	24.7	2.4	2.3
Plan participant contributions	–	–	0.1	–
Benefits paid	(12.9)	(15.7)	(2.5)	(2.3)
Settlements and other	–	–	–	–
Change in foreign currency exchange rate	9.3	29.5	–	–

Balance – end of year	408.5	341.2	–	–

Funded status of plans – surplus (deficit)	(31.4)	(44.6)	(72.9)	(65.3)
Unrecognized net actuarial loss	21.9	28.8	4.2	2.6
Unrecognized prior service costs	1.5	1.7	(4.2)	(5.3)
Unrecognized transitional (asset) obligation	(2.5)	(3.6)	–	–

Net accrued liability – end of year	(10.5)	(17.7)	(72.9)	(68.0)

Amounts recognized in the consolidated balance sheet consists of:
Other assets	47.1	14.5	–	–
Accounts payable and accrued liabilities	(57.6)	(32.2)	(72.9)	(68.0)

Net accrued liability – end of year	(10.5)	(17.7)	(72.9)	(68.0)

Weighted average assumptions used to determine benefit obligations:
Discount rate	5.5%	6.0%	5.4%	5.9%
Rate of compensation increase	4.4%	4.4%	4.0%	4.0%
Assumed overall health care cost trend	–	–	8.1%	9.1%

For defined benefit pension plans with funding deficits, the benefit obligation and fair value of plan assets was $251.1 ($231.4 at December 31, 2009) and $182.4 ($154.9 at December 31, 2009) respectively. At December 31, 2010, the accumulated benefit obligation for all defined benefit pension plans was $386.7 ($340.3 at December 31, 2009). At December 31, 2010 plans with accumulated benefit obligations in excess of the fair value of plan assets have aggregate deficits of $40.8 ($51.5 at December 31, 2009).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the composition of defined benefit pension and post retirement benefit expense:

	Defined benefit			Post retirement
	pension plans			benefit plans
	December 31,			December 31,
	2010	2009	2008	2010	2009	2008

Cost of benefits earned in the year, net of employee contributions	14.2	12.4	14.9	3.8	2.6	2.9
Interest cost on benefit obligation	22.6	19.8	19.4	3.7	3.5	3.7
Actual return on plan assets	(48.7)	(61.5)	10.8	–	–	–
Actuarial (gains) losses on benefit obligation	21.9	32.0	(43.5)	1.3	6.8	(8.2)
Settlements and other	–	–	1.6	–	(0.2)	–

Annual defined benefit pension and post retirement benefit expense if all costs and benefits were recognized as they arose	10.0	2.7	3.2	8.8	12.7	(1.6)

Adjustments to recognize the long term nature of employee future benefits costs:
(Excess) shortfall of:
Actual returns over expected returns on plan assets	27.1	45.3	(25.9)	–	–	–
Actuarial (gains) losses amortized over actuarial (gains) losses arising	(20.5)	(32.0)	46.0	(1.5)	(7.5)	8.4
Prior service costs amortized over plan amendment cost arising	0.3	0.1	0.3	(1.0)	(0.5)	(0.3)
Amortization of the transitional (asset) obligation	(1.3)	(0.9)	(1.0)	–	0.2	1.0

	5.6	12.5	19.4	(2.5)	(7.8)	9.1

Annual defined benefit pension and post retirement benefit expense recognized in the consolidated statement of earnings	15.6	15.2	22.6	6.3	4.9	7.5

Defined contribution benefit expense recognized	16.3	17.4	21.1	–	–	–

Total benefit expense recognized	31.9	32.6	43.7	6.3	4.9	7.5

Weighted average assumptions used to determine benefit expense
Discount rate	6.0%	6.3%	5.5%	5.8%	6.7%	5.9%
Expected long term rate of return on plan assets	6.3%	5.8%	5.9%	–	–	–
Rate of compensation increase	4.4%	4.4%	4.4%	4.0%	4.0%	4.0%

The annual assumed rate of increase in the per capita cost of covered benefits (ie. health care cost trend rate) is assumed to be 8.1% in 2011, decreasing to 4.8% by 2022 calculated on a weighted average basis.

The assumed expected rate of return on assets is a forward-looking estimate of the plan’s return, determined by considering expectations for inflation, long-term expected return on bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return. This resulted in the selection of an assumed expected rate of return of 6.3% for 2010, 5.8% for 2009 and 5.9% for 2008.

Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accrued post retirement benefit obligation at December 31, 2010 by $8.2, and increase the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2010 by $1.3. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accrued post retirement benefit obligation at December 31, 2010 by $6.5, and decrease the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2010 by $1.0.

During 2010, the company contributed $24.6 (2009 – $27.0) to its defined benefit pension and post retirement benefit plans. Based on the company’s current expectations, the 2011 contribution to its defined benefit pension plans and its post retirement benefit plans should be approximately $14.2 and $2.9, respectively.

The benefits expected to be paid in each of the next five fiscal years and in aggregate for the next five fiscal years thereafter are as follows:

	Defined benefit	Post retirement
	pension plans	benefit plans

2011	14.3	3.0
2012	15.5	3.2
2013	16.5	3.5
2014	18.7	3.7
2015	20.1	4.0
2016-2020	128.5	25.1

17.	Operating Leases

Aggregate future minimum commitments at December 31, 2010 under operating leases relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2011	59.2
2012	42.0
2013	34.2
2014	26.9
2015	22.2
Thereafter	79.5

18.	Earnings per Share

Net earnings per share is calculated in the following table based upon the weighted average common shares outstanding:

	2010	2009	2008

Net earnings attributable to shareholders of Fairfax	469.0	856.8	1,473.8
Preferred share dividends	(31.4)	(10.5)	(10.1)
Excess over stated value of preferred shares purchased for cancellation	–	(41.3)	(13.9)

Net earnings attributable to common shareholders – basic	437.6	805.0	1,449.8
Interest expense on convertible debt, net of tax	–	–	0.3

Net earnings available to common shareholders – diluted	437.6	805.0	1,450.1

Weighted average common shares outstanding – basic	20,436,346	18,301,133	18,036,670
Effect of dilutive shares:
Convertible debt	–	–	104,197
Restricted share awards	98,226	96,765	91,890

Total effect of dilutive shares	98,226	96,765	196,087

Weighted average common shares outstanding – diluted	20,534,572	18,397,898	18,232,757

Net earnings per common share – basic	$21.41	$43.99	$80.38
Net earnings per common share – diluted	$21.31	$43.75	$79.53

On February 13, 2008, the company’s 5.0% convertible senior debentures due July 15, 2023 were converted by their holders into 886,888 subordinate voting shares, which were thereafter weighted for inclusion in the calculation of basic net earnings per share. The subordinate voting shares issuable on conversion of the debentures were weighted for inclusion in the calculation of diluted net earnings per share for 2008 from the beginning of 2008 until the date of conversion.

FAIRFAX FINANCIAL HOLDINGS LIMITED

19.	Acquisitions and Divestitures

Subsequent to December 31, 2010

Acquisition of First Mercury Financial Corporation

On February 9, 2011, an indirect wholly-owned subsidiary of Fairfax completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) for $16.50 per share in cash, representing an aggregate purchase consideration of $294.3. The assets and liabilities and results of operations of First Mercury will be included in the company’s financial reporting in the Insurance – U.S. reporting segment. First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The preliminary determination of the identifiable assets acquired and liabilities assumed (excluding fair value and other measurement adjustments which may be identified during 2011 subsequent to completion by the company of its initial valuation of First Mercury’s assets and liabilities) is summarized in the following table.

First Mercury

Acquisition date	February 9, 2011
Percentage of common shares acquired	100%
Assets:
Holding company cash, short term investments and marketable securities	0.6
Accounts receivable and other	48.8
Recoverable from reinsurers	379.7
Portfolio investments	835.4
Future income taxes	9.3
Intangible assets	59.8
Goodwill	63.6
Other assets	43.2

1,440.4

Liabilities:
Subsidiary indebtedness	29.7
Accounts payable and accrued liabilities	60.8
Funds withheld payable to reinsurers	83.3
Provision for claims	731.1
Unearned premiums	174.2
Long term debt – subsidiary company borrowings	67.0

1,146.1
Net assets acquired	294.3

1,440.4

Fair value and other measurement adjustments and additional disclosures related to the acquisition will be prepared subsequent to the completion of the valuation of First Mercury’s assets and liabilities.

Cunningham Lindsey

On January 4, 2011, the company’s equity affiliate CLGL acquired the U.S. operations of GAB Robins North America, Inc., a provider of loss adjusting and claims management services.

Year ended December 31, 2010

Agreement to Purchase The Pacific Insurance Berhad

On December 3, 2010, the company announced an agreement with PacificMas Berhad to acquire The Pacific Insurance Berhad (“Pacific Insurance”) pursuant to which an indirect wholly-owned subsidiary of Fairfax will acquire all of the outstanding shares of Pacific Insurance common stock for approximately $64 in cash. The transaction is expected to be completed in the first quarter of 2011. Regulatory requirements in Malaysia do not permit the company to own greater than 70% of Pacific Insurance. Accordingly, the company has agreed to divest 30% of Pacific Insurance within one year of the closing date. Following the completion of this transaction, the assets and liabilities and results of operations of Pacific Insurance will be included in the company’s financial reporting in the Insurance –

Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia.

Acquisition of General Fidelity Insurance Company

On August 17, 2010, TIG Insurance Company (“TIG”), an indirect wholly-owned subsidiary of Fairfax, completed the acquisition of all of the issued and outstanding shares of General Fidelity Insurance Company (“GFIC”), for total consideration of $240.6 comprised of a cash payment of $100.0 and a contingent promissory note issued by TIG (the “TIG Note”) with an acquisition date fair value of $140.6 (the “GFIC Transaction”). The TIG Note is non-interest bearing (except interest of 2% per annum will be payable during periods, if any, when there is an increase in the United States consumer price index of six percentage points or more) and is due following the sixth anniversary of the closing of the GFIC Transaction. The principal amount of the TIG Note will be reduced based on the cumulative adverse development, if any, of GFIC’s loss reserves at the sixth anniversary of the closing of the GFIC Transaction. The principal amount will be reduced by 75% of any adverse development up to $100, and by 90% of any adverse development in excess of $100 until the principal amount is nil. The fair value of the TIG Note was determined as the present value of the expected payment at maturity using a discount rate of 6.17% per annum due to the long term nature of this financial instrument. Fairfax has guaranteed TIG’s obligations under the TIG Note. Following this transaction, the assets and liabilities and results of operations of GFIC have been included in the company’s consolidated financial reporting in the Runoff reporting segment. The purchase price of $240.6 is comprised of net assets acquired of $323.7 less the excess of the fair value of net assets acquired over the purchase price of $83.1 recorded in the consolidated statement of earnings. GFIC is a property and casualty insurance company based in the United States whose insurance business will be run off under the management of Fairfax’s RiverStone subsidiary. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”) for nominal cash consideration. Following this transaction, the assets and liabilities and results of operations of Syndicate 2112 have been included in the company’s consolidated financial reporting in the Runoff reporting segment.

Acquisition of Zenith National

On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National Insurance Corp. (“Zenith National”), other than those common shares already owned by Fairfax and its affiliates, for $38.00 per share in cash, representing aggregate cash consideration of $1.3 billion. Prior to May 20, 2010, the company classified its $90.0 investment (original cost) in 8.2% of the outstanding common shares of Zenith National as available for sale. Upon completion of the acquisition of the remaining Zenith National shares, the company remeasured its previously owned investment in Zenith National to its fair value of $118.5 and recognized a one-time pre-tax gain of $28.5 reflecting the reclassification of the unrealized gain on previously owned common shares of Zenith National from accumulated other comprehensive income in common shareholders’ equity to net gains on investments in the consolidated statements of earnings. Following this transaction, the assets and liabilities and results of operations of Zenith National have been included in the company’s consolidated financial reporting in the Insurance – U.S. reporting segment. The $1.4 billion purchase consideration includes the fair value of the previously owned common shares of Zenith National and Zenith National’s assets and liabilities acquired as summarized in the table below. Zenith National is engaged, through its wholly owned subsidiaries, in the workers’ compensation insurance business throughout the United States.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Syndicate 2112	GFIC	Zenith National

Acquisition date	October 1, 2010	August 17, 2010	May 20, 2010

Percentage of common shares acquired	100%	100%	100%
Assets:
Holding company cash, short term investments and marketable securities(1)	–	–	50.6
Accounts receivable and other	1.5	47.8	570.4
Recoverable from reinsurers	0.7	10.5	235.1
Portfolio investments(2)	29.1	661.1	1,746.6
Future income taxes	–	42.2	–
Intangible assets(3)	–	–	175.5
Goodwill	–	–	317.6
Other assets	–	–	76.1

	31.3	761.6	3,171.9

Liabilities:
Accounts payable and accrued liabilities	0.7	10.4	206.2
Future income taxes(4)	–	–	44.2
Provision for claims	30.6	394.7	1,175.8
Unearned premiums	–	32.8	246.6
Long term debt – subsidiary company borrowings	–	–	57.7

	31.3	437.9	1,730.5
Net assets acquired	–	323.7	1,441.4

	31.3	761.6	3,171.9

Excess of fair value of net assets acquired over purchase price	–	83.1	–

(1)	Included in the carrying value of Zenith National’s holding company cash, short term investments and marketable securities acquired was $40.6 of holding company cash and cash equivalents.

(2)	Included in the carrying value of the acquired portfolio investments of Syndicate 2112 and GFIC were $29.1 and $650.0 respectively of subsidiary cash and cash equivalents. Included in the carrying value of Zenith National’s portfolio investments acquired was $231.5 of subsidiary cash and cash equivalents and $47.5 of debt securities issued by Fairfax and OdysseyRe. The $47.5 of debt securities acquired was eliminated against long term debt – holding company borrowings ($40.6) and long term debt – subsidiary company borrowings ($6.9) on the consolidated balance sheet.

(3)	Zenith National’s intangible assets were comprised of broker relationships of $147.5, brand names of $20.2 and computer software of $7.8.

(4)	Included in Zenith National’s future income taxes was a future income tax liability of $58.7 associated with the recognition of broker relationships and brand names as described in footnote 3.

The financial statements of Syndicate 2112, GFIC and Zenith National are included in the company’s consolidated financial statements as of their respective acquisition dates. Goodwill in the amount of $317.6 recorded on the acquisition of Zenith National is primarily attributable to intangible assets that do not qualify for separate recognition. The excess of the fair value of net assets acquired over the purchase price in the amount of $83.1 recorded on the acquisition of GFIC is primarily attributable to the TIG Note being non-interest bearing except in periods, if any, when there is significant inflation in the United States. In 2010, the company’s consolidated statements of earnings included Zenith National’s revenue of $328.8 and net loss of $24.0 since the acquisition date of May 20, 2010. The following table presents pro-forma revenue and net earnings attributable to shareholders of Fairfax for 2010 as if the Zenith National acquisition was consummated on the same terms on January 1, 2010. As runoff entities, Syndicate

2112 and GFIC have not generated significant revenues or net earnings in 2010. Therefore the acquisition of Syndicate 2112 and the GFIC Transaction have not been included in the pro-forma disclosure below.

Year ended
December 31, 2010

Revenue – as reported	6,163.7
Revenue – Zenith National (from the beginning of the period to May 20)	194.6

Pro-forma revenue	6,358.3

Net earnings attributable to shareholders of Fairfax – as reported	469.0
Net loss attributable to shareholders of Fairfax – Zenith National (from the beginning of the period to May 20)	(26.3)

Pro-forma net earnings attributable to shareholders of Fairfax	442.7

Pro-forma net earnings per share	$20.13

Pro-forma net earnings per diluted share	$20.03

Sale of TIG Indemnity

On July 1, 2010, TIG sold its wholly-owned inactive subsidiary TIG Indemnity Company (“TIC”) to a third party purchaser, resulting in the recognition of a net gain on investment before income taxes of $7.5. TIG will continue to reinsure 100% of the insurance liabilities of TIC existing at June 30, 2010 and has entered into an administrative agreement with the purchaser whereby TIG will provide claims handling services on those liabilities.

Other

Investment in Gulf Insurance

On September 28, 2010, the company completed the acquisition of a 41.3% interest in Gulf Insurance Company (“Gulf Insurance”) for cash consideration of $217.1 (61.9 million Kuwaiti dinar) inclusive of a 2.1% interest in Gulf Insurance which the company had previously acquired for cash consideration of $8.5 (2.0 million Kuwaiti dinar). Subsequent to making its investment, the company determined that it had obtained significant influence over Gulf Insurance and commenced recording its 41.3% interest in Gulf Insurance using the equity method of accounting. The equity accounted investment in Gulf Insurance was reported in the corporate and other reporting segment. Following the closing of this transaction, the company sold its ownership interest in Arab Orient Insurance Company (“Arab Orient”) to Gulf Insurance for proceeds equal to the original cost paid to acquire this investment. Gulf Insurance is headquartered in Kuwait and underwrites a full range of primary property and casualty and life and health insurance products in the Middle East and North Africa.

Year ended December 31, 2009

Establishment of New Brazilian Insurer

At December 31, 2009, the company had invested initial capital of $39.9 (71.2 million Brazilian reais) in a newly established, wholly-owned Brazilian property and casualty insurance company, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”). Fairfax Brasil is headquartered in São Paulo, Brazil and commenced underwriting in March 2010, following the receipt of approvals from Brazilian insurance regulatory authorities, in all lines of commercial business, with a primary focus on Brazilian property, energy, casualty, surety, marine, financial lines, special risks, hull and aviation.

Privatization of OdysseyRe

On September 23, 2009, the company announced a tender offer to acquire the 27.4% of the outstanding common shares of OdysseyRe that the company did not already own for $65.00 in cash per share (the “OdysseyRe Offer”), representing aggregate cash consideration of approximately $1.0 billion. On October 27, 2009, the company paid for and acquired the 14.2 million OdysseyRe shares which had been tendered at the expiry of the OdysseyRe Offer, increasing the company’s ownership of OdysseyRe to 96.8% (71.9% at June 30, 2009). On October 28, 2009, in accordance with the terms of the related acquisition agreement, all of OdysseyRe’s common shares held by the remaining minority shareholders were cancelled and converted into the right to receive $65.00 per share in cash and OdysseyRe became a wholly owned subsidiary of the company. The result of this transaction is summarized in the

FAIRFAX FINANCIAL HOLDINGS LIMITED

table that follows. The intangible assets acquired of $37.9 have been included in the company’s financial reporting in the Reinsurance – OdysseyRe reporting segment.

Privatization of Advent

On July 17, 2009, the company announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares not already owned by the company, for 220 U.K. pence in cash per common share. On October 17, 2009, the company completed the acquisition for aggregate cash consideration of $59.5 (£35.8 million) and Advent became a wholly owned subsidiary of the company. The result of this transaction is summarized in the table that follows.

Privatization of Northbridge

On January 13, 2009, the company purchased 24.8% of the outstanding common shares of Northbridge for aggregate cash consideration of $374.0 (Cdn$458.4) pursuant to a previously announced offer to acquire all of the outstanding common shares of Northbridge other than those common shares already owned by the company (the “Step 1” acquisition). Immediately following the February 19, 2009 approval by Northbridge shareholders of a going private transaction, Northbridge redeemed the remaining 11.6% of its outstanding common shares for an aggregate cash consideration of $172.4 (Cdn$215.9) (the “Step 2” acquisition). The Step 1 and Step 2 acquisitions were completed at an offering price of Cdn$39.00 per share. The result of these transactions is summarized in the table that follows. The intangible assets acquired of $90.8 have been included in the company’s financial reporting in the Insurance – Northbridge reporting segment.

Acquisition of Polish Re

On January 7, 2009, the company completed the acquisition of 100% of the outstanding common shares of Polish Re, a Polish reinsurance company, for cash consideration of $57.0 (168.3 million Polish zloty), pursuant to a previously announced tender offer. The result of this transaction is summarized in the table that follows. The assets and liabilities and results of operations of Polish Re have been included in the company’s consolidated financial reporting in the Reinsurance and Insurance – Other reporting segment. This investment increased the company’s exposure to the Central and Eastern European economies and has established a platform for business expansion in that region over time.

	OdysseyRe	Advent	Northbridge			Polish Re
			Step 1 acquisition	Step 2 acquisition	Total

Acquisition date	October 21, 2009	September 2, 2009	January 13, 2009	February 20, 2009		January 7, 2009

Percentage of common shares acquired	27.4%	36.5%	24.8%	11.6%	36.4%	100%

Cash purchase consideration	1,017.0	59.5	374.0	172.4	546.4	57.0

Fair value of assets acquired:

Tangible assets(1)	3,028.7	368.3	1,070.2	496.0	1,566.2	141.0

Intangible assets:

Customer and broker relationships	27.9	–	53.5	26.1	79.6	–

Brand names	10.0	–	7.5	3.7	11.2	–

Goodwill	64.6	–	51.5	29.1	80.6	13.8

Total fair value of assets acquired	3,131.2	368.3	1,182.7	554.9	1,737.6	154.8

Total fair value of liabilities assumed	(2,114.2)	(308.8)	(808.7)	(382.5)	(1,191.2)	(97.8)

Net assets acquired	1,017.0	59.5	374.0	172.4	546.4	57.0

(1)	Of the $141.0 of tangible assets acquired in the Polish Re transaction, $31.9 comprised cash and cash equivalents.

The Syndicate 2112, GFIC and Zenith National acquisitions were accounted for using the acquisition method and the OdysseyRe, Advent, Northbridge and Polish Re acquisitions were accounted for using the purchase method. The fair values of intangible assets were determined primarily through earnings based approaches incorporating internal forecasts of revenues and expenses and estimates of discount rates and growth rates supplemented by the use of market based approaches where estimated fair values were compared to similar market transactions. The customer and broker relationship intangible assets are amortized on the straight-line basis over periods ranging from 8 to 20 years and the resulting amortization expense is included in the operating results of the respective reporting segments, while the brand names have indefinite lives and are not amortized. The OdysseyRe and Northbridge acquisitions decreased non-controlling interests in the consolidated balance sheet by $950.2 and $398.5, respectively.

Other

Investment in Alltrust

On August 31, 2009, the company announced the purchase of a 15.0% interest in Alltrust Insurance Company of China Ltd. (“Alltrust”) for cash consideration of $66.4. The purchase was approved by the Chinese Insurance Regulatory Commission on September 29, 2009. The company recorded its investment in Alltrust at cost within the available for sale classification as Alltrust does not have a quoted price in an active market. Alltrust is headquartered in Shanghai and provides a full range of primary insurance products and services in China, including property insurance, liability insurance, surety bonds, short-term health insurance, accident insurance, motor insurance and reinsurance.

Investment in Cunningham Lindsey

On February 11, 2009, the company made an additional investment of $49.0 in its equity affiliate CLGL to facilitate that company’s acquisition of the international operations of GAB Robins, a provider of loss adjusting and claims management services.

Year ended December 31, 2008

Acquisition of Ridley

During November 2008, the company, directly and through its operating companies, purchased 9,412,095 common shares of Ridley (a 67.9% interest), primarily from Ridley’s Australian parent, Ridley Corporation Limited. In exchange for total cash purchase consideration of $68.4 (Cdn$79.4), the company acquired assets of $231.0 (including $2.0 of cash and cash equivalents), assumed liabilities of $114.9 and recorded $48.8 of non-controlling interests and $1.1 of goodwill. The assets and liabilities and results of operations of Ridley have been included in the company’s consolidated financial reporting in the Other reporting segment. Ridley is a commercial animal nutrition company with operations throughout North America.

Acquisition of Advent

On September 11, 2008, the company, directly and through its operating companies, acquired an additional 14.0% interest in Advent for $17.3 (£9.5 million), increasing the company’s total ownership of Advent to 58.5% from 44.5%. Prior to this acquisition of a controlling interest, the company recorded its investment in Advent using the equity method of accounting. Following the transaction, the assets and liabilities and results of operations of Advent have been included in the company’s consolidated financial reporting in the Reinsurance – Other reporting segment. The consolidation resulted in an increase of $831.7 in assets (including approximately $89.1 in cash and cash equivalents and $485.1 in portfolio investments), $649.2 in liabilities, $76.4 in non-controlling interests and the elimination of the equity accounted carrying value of Advent immediately prior to the acquisition of control. On various dates during the fourth quarter of 2008, the company, directly and through its operating companies, purchased an additional 8.1% interest in Advent for cash of $8.3 (£5.4 million), increasing the company’s total ownership interest in Advent to 66.6% at December 31, 2008. These transactions during the fourth quarter of 2008 decreased non-controlling interests by $12.0 and resulted in the recognition of $4.5 of negative goodwill in the consolidated statement of earnings. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks.

Acquisition of CropUSA Insurance Agency, Inc. (“CropUSA”)

On August 29, 2008, the company through OdysseyRe purchased certain assets and liabilities associated with the crop insurance business previously produced by CropUSA for cash consideration of $8.0. Since 2006, CropUSA has acted as managing general underwriter for OdysseyRe in the crop insurance sector. The acquisition resulted in an increase of $20.9 in assets, $26.1 in liabilities, $7.7 in goodwill and $5.5 in intangible assets, which will be amortized over the expected useful lives of such assets.

Cunningham Lindsey

On June 13, 2008, CLGL, a new holding company formed in December 2007 to facilitate the disposition of the Cunningham Lindsey Group Inc. (“CLGI”) operating companies, repaid a Cdn$125.0 promissory note payable to CLGI using funds received from its new bank credit facility. CLGI used the proceeds received to repay its 7.0% unsecured Series B debentures (Cdn$125.0). During the second quarter of 2008, CLGI increased its investment in

FAIRFAX FINANCIAL HOLDINGS LIMITED

CLGL by Cdn$23.0 by contributing Cdn$5.9 in cash and by converting a Cdn$17.1 promissory note due from CLGL to equity. Subsequent to this investment, CLGI’s interest in CLGL increased to 45.7%. On December 5, 2008, the assets of CLGI were liquidated into Fairfax, triggering the recognition of a loss of $24.9 in net gains on investments in the consolidated statement of earnings related to the release of cumulative foreign currency translation losses, with the result that the equity accounted investment in CLGL was owned directly by Fairfax through an intermediate holding company.

Other

Investment in Arab Orient

In June 2008, the company through one of its subsidiaries purchased a 19.8% interest in Arab Orient for cash consideration of $10.4. Arab Orient is a publicly traded insurance company based in Amman, Jordan. The company recorded its investment in Arab Orient at fair value within the available for sale classification.

Repurchases of shares

During 2009, OdysseyRe repurchased for cancellation on the open market 1,789,100 of its common shares with a cost of $72.6, as part of its previously announced common share repurchase program. These transactions increased the company’s ownership of OdysseyRe to 72.6% and decreased non-controlling interests by $89.6 prior to the previously described going private transaction in the fourth quarter of 2009. Apart from the privatization transaction described above, Northbridge did not repurchase any of its common shares for cancellation during 2009.

During 2008, Northbridge repurchased for cancellation on the open market 2,340,000 of its common shares with a cost of $65.4, and OdysseyRe repurchased for cancellation on the open market 9,480,756 of its common shares with a cost of $351.4, as part of their previously announced common share repurchase programmes. These transactions increased the company’s ownership of Northbridge and OdysseyRe to 63.6% and 70.4%, and decreased non-controlling interests by $63.8 and $362.0, respectively at December 31, 2008. As part of the OdysseyRe step acquisition, the company recorded fair value adjustments to certain of OdysseyRe’s assets and liabilities of $7.0 and recorded a nominal amount of negative goodwill in the consolidated statement of earnings. The company recorded a nominal amount of goodwill in connection with the Northbridge step acquisition.

20.	Financial Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

There were no significant changes in the types of the company’s risk exposures and processes for managing those risks during 2010 compared to those identified in 2009. The company’s exposure to credit risk changed year-over-year as proceeds from sales of corporate and other bonds and mortgage backed securities were reinvested into U.S., Canadian and other sovereign government fixed income securities with nominal credit risk. The company’s hedging of credit risk with credit default swaps declined during 2010 as the company’s holdings of credit default swap contracts declined significantly as a result of significant sales in 2008 and contract expirations in 2009 and 2010. The company’s exposure to interest rate risk increased during 2010 with the purchase of U.S., Canadian and other sovereign government fixed income securities with longer maturities. The company continues to take measures to protect a significant proportion (approximately 88.8% at December 31, 2010 (29.5% at December 31, 2009)) of its equity and equity-related holdings against a decline in the equity markets by way of short equity and equity index total return swaps.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. The company’s Chief Risk Officer reports quarterly to Fairfax’s Executive Committee on the key risk exposures. The Executive Committee approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. All risk management policies are submitted to the Board of Directors for approval.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2010 compared to December 31, 2009.

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced commercial underwriting staff, pricing models and price adequacy monitoring tools.

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external factors, such as trends relating to jury awards, economic inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverage, the regulatory environment, underlying policy pricing, claims handling procedures, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries.

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events through various modeling techniques and through the aggregation of limits exposed. Each of the operating companies has strict underwriting guidelines for the amount of catastrophe exposure it may assume for any one risk and location. Each of the operating companies manages catastrophe exposure by factoring in levels of reinsurance protection, capital levels and risk tolerances. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized earnings from operations before income taxes.

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company’s operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes

FAIRFAX FINANCIAL HOLDINGS LIMITED

payment of the company’s loss above a specified retention. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer.

The following summarizes the company’s principal lines of business and the significant insurance risks inherent therein:

•	Property, which insures against losses from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood) and engineering problems (for example, boiler explosion, machinery breakdown and construction defects);

•	Automobile, which insures against losses from, principally, physical damage to the insured vehicle, loss of the insured vehicle and third party liability;

•	Workers’ compensation and employers liability;

•	Other casualty, such as accident and health, medical malpractice, other liability and umbrella coverage;

•	Marine and aerospace, such as inland marine, aircraft, and marine hull;

•	Other includes all other miscellaneous risks insured by the company and not identified above; and

•	Reinsurance includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by product line is included in note 21.

The table below shows the sensitivity of earnings from operations before income taxes and total pre-tax equity after giving effect to a one percentage point increase in the loss ratio. The loss ratio is regarded as a non-GAAP measure and is calculated by the company with respect to its ongoing insurance and reinsurance operations as losses on claims (including losses and loss adjustment expenses) expressed as a percentage of net premiums earned. Such an increase could arise from higher frequency of losses, increased severity of losses, or from a combination of both. The sensitivity analysis presented below does not consider the probability of such changes to loss frequency or severity occurring or any non-linear effects of reinsurance and as a result, each additional percentage point increase in the loss ratio would result in a linear impact on net earnings from operations before tax and pre-tax net assets. In practice, the company monitors insurance risk by evaluating extreme scenarios with models which consider the non-linear effects of reinsurance.

			U.S.
			Insurance (Crum &
	Insurance –		Forster and		Insurance –		Reinsurance –		Reinsurance and Insurance
	Northbridge		Zenith National)		Asia		OdysseyRe		Other
For the years ended December 31,	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Impact of +1% increase in loss ratio on:
Earnings from operations before tax	10.0	9.7	10.0	7.8	1.6	1.2	18.9	19.3	5.4	6.3
Total equity	7.0	6.6	6.5	5.1	1.4	1.0	12.3	12.5	4.1	4.8

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to investments in debt instruments, reinsurance recoverables and receivables and balances due from counterparties to derivative contracts (primarily credit default swaps, total return swaps and CPI-linked derivatives). The company’s exposure to credit risk changed year-over-year as proceeds from sales of corporate and other bonds and mortgage backed securities were reinvested into U.S., Canadian and other sovereign government fixed income securities with nominal credit risk. The company’s hedging of credit risk with credit default swaps declined during 2010 as the company’s holdings of credit default swap contracts declined significantly as a result of significant sales in 2008 and contract expirations in 2009 and 2010. Notwithstanding the foregoing, there were no significant changes to the company’s framework used to monitor, evaluate and manage credit risk at December 31, 2010 compared to December 31, 2009.

The aggregate gross credit risk exposure at December 31, 2010 (without taking into account amounts held by the company as collateral of $1,157.6 ($1,054.4 at December 31, 2009)) was $23,469.7 ($21,016.9 at December 31, 2009) and was comprised as follows:

	December 31,
	2010	2009

Bonds:
U.S., Canadian and other government	4,172.8	1,652.8
Canadian provincials	1,251.3	1,346.8
U.S. states and municipalities	5,425.6	5,497.8
Corporate and other and mortgage backed securities – residential	2,107.0	2,971.0
Derivatives and other invested assets:
Receivable from counterparties to derivatives	602.4	225.2
Accounts receivable and other	1,802.3	1,805.0
Recoverable from reinsurers	3,993.8	3,818.6
Cash and short term investments	4,114.5	3,699.7

Total gross credit risk exposure	23,469.7	21,016.9

At December 31, 2010, the company had income taxes receivable of $216.8 ($50.4 at December 31, 2009).

Investments in Debt Instruments

The company’s risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

As at December 31, 2010, the company had holdings of bonds exposed to credit risk (primarily bonds included in Canadian provincials, Corporate and other and U.S. states and municipalities) with fair value of $8,783.9 representing 37.7% of the total investment portfolio compared to $9,815.6 at December 31, 2009 representing 46.1% of the total investment portfolio. The company’s exposure to credit risk changed year-over-year as proceeds from sales of corporate and other bonds and mortgage backed securities were reinvested into U.S., Canadian and other sovereign government fixed income securities with nominal credit risk. Notwithstanding the foregoing, there were no significant changes to the company’s exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at December 31, 2010 compared to December 31, 2009 with respect to the company’s investments in debt securities.

The composition of the company’s fixed income portfolio for the years ended December 31 classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating, is presented in the table that follows:

	December 31, 2010		December 31, 2009
	Carrying		Carrying
Issuer Credit Rating	value	%	value	%

AAA/Aaa	4,220.2	32.5	5,748.9	50.1
AA/Aa	5,291.0	40.8	1,695.4	14.8
A/A	1,432.7	11.1	1,468.5	12.8
BBB/Baa	558.4	4.3	970.8	8.5
BB/Ba	324.4	2.5	253.5	2.2
B/B	215.1	1.7	291.9	2.5
Lower than B/B and unrated	914.9	7.1	1,039.4	9.1

Total	12,956.7	100.0	11,468.4	100.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

At December 31, 2010, 88.8% (86.2% at December 31, 2009) of the fixed income portfolio carrying value was rated investment grade, with 73.4% (64.9% at December 31, 2009) being rated AA or better (primarily consisting of government obligations). At December 31, 2010, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian and U.K. federal government bonds) to which the company had the greatest exposure totaled $3,991.4, which represented approximately 17.1% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2010 was $450.5, which represented approximately 1.9% of the total investment portfolio.

The consolidated investment portfolio included $5.4 billion ($5.5 billion at December 31, 2009) in U.S. state and municipal bonds (approximately $4.3 billion tax-exempt, $1.1 billion taxable), almost all of which were purchased during 2008. During 2010, the credit ratings of a significant number of issuers of U.S. state and municipal bonds, including issuers insured by Berkshire Hathaway Assurance Corp. (described below) were downgraded by credit rating agencies from AAA/Aaa to AA/Aa and was the primary reason for the increase in the company’s investment in AA/Aa bonds in the table above. Of the $5.4 billion ($5.4 billion at December 31, 2009) held in the subsidiary investment portfolios at December 31, 2010, approximately $3.5 billion ($3.5 billion at December 31, 2009) were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds. During 2010 (most notably during the fourth quarter), interest rates on U.S. state and municipal bonds increased and resulted in the company recognizing significant mark-to-market losses in consolidated net earnings. Notwithstanding these fourth quarter losses, at December 31, 2010, the aggregate net fair value of the company’s U.S. state and municipal bond portfolio remained in excess of the cost paid to acquire these bonds in 2008 (when credit spreads were significantly wider than at December 31, 2010).

Since 2003, subsidiary portfolio investments and holding company investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of risks affecting specific financial assets of the company, exposures potentially affecting the fair value of the company’s fixed income portfolio and of broader systemic risk. The company’s holdings of credit default swap contracts declined significantly by the end of 2010 largely as a result of significant sales in 2008 and contract expirations in 2009 and 2010 (as indicated in 2009, the company determined not to utilize credit default swaps currently as part of its economic hedging program and therefore not to replace its credit default swaps as sales or expiries occurred, with the result that the company no longer has significant holdings of credit default swaps). Accordingly, the company has determined to no longer present credit default swaps as an economic hedge of its financial assets effective January 1, 2011.

Balances due from Counterparties to Derivative Contracts

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts. Agreements negotiated with counterparties also provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	December 31,
	2010	2009

Total derivative assets (excluding exchange traded instruments comprised principally of equity call options and warrants and credit warrants which are not subject to counterparty risk)	424.8	104.8
Impact of net settlement arrangements	(119.0)	(11.1)
Fair value of collateral deposited for the benefit of the company	(120.5)	(23.2)

Net derivative counterparty exposure after net settlement and collateral arrangements	185.3	70.5

The fair value of the collateral deposited for the benefit of the company at December 31, 2010 consisted of cash of $26.1 (nil at December 31, 2009) and government securities of $94.4 ($23.2 at December 31, 2009) that may be sold or repledged by the company. The company had recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2010. The net derivative counterparty exposure after net settlement and collateral arrangements relates principally to balances due from counterparties that are lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.

Recoverable from Reinsurers

Credit exposure on the company’s recoverable from reinsurers balance existed at December 31, 2010 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on for amounts that remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company’s reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company’s largest single reinsurer (Swiss Re America Corp.) represents 6.3% (7.2% at December 31, 2009) of shareholders’ equity attributable to shareholders of Fairfax and is rated A by A.M. Best.

The company makes provisions against recoverable from reinsurers for companies considered to be in financial difficulty. The company recorded a provision for uncollectible reinsurance and charges related to written off reinsurance balances in 2010 totaling $32.0 (2009 – $59.7; 2008 – $15.0). The following table presents the $3,993.8 ($3,818.6 at December 31, 2009) gross recoverable from reinsurers classified according to the financial strength rating of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2010			December 31, 2009
		Outstanding			Outstanding
	Gross	balances for	Net unsecured	Gross	balances for	Net unsecured
	recoverable	which security is	recoverable	recoverable	which security is	recoverable
A.M. Best Rating	from reinsurers	held	from reinsurers	from reinsurers	held	from reinsurers

A++	176.4	8.5	167.9	124.0	8.4	115.6

A+	841.0	72.0	769.0	871.4	76.1	795.3

A	2,077.5	473.2	1,604.3	1,837.4	470.3	1,367.1

A−	262.3	123.7	138.6	352.8	143.5	209.3

B++	38.0	13.0	25.0	39.6	9.9	29.7

B+	78.0	55.8	22.2	60.7	41.3	19.4

B or lower	5.5	–	5.5	17.6	0.3	17.3

Not rated	806.6	244.3	562.3	815.5	235.7	579.8

Pools and associations	81.5	46.6	34.9	80.7	45.7	35.0

	4,366.8	1,037.1	3,329.7	4,199.7	1,031.2	3,168.5

Provision for uncollectible reinsurance	373.0		373.0	381.1		381.1

Recoverable from reinsurers	3,993.8		2,956.7	3,818.6		2,787.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Economic hedging of credit risk

The following table summarizes the effect of the credit default swap hedging instruments and related economically hedged items on the company’s historical financial position and results of operations as of and for the years ended December 31, 2010 and 2009:

	December 31, 2010		For the Year Ended December 31, 2010
			Other
			comprehensive
	Exposure/	Carrying	income	Net earnings	Net equity
	notional amount	value	(pre-tax)	(pre-tax)	(pre-tax)

Credit risk exposures:
Bonds:
U.S., Canadian and other government	4,172.8	4,172.8	–	–	–
Canadian provincials	1,251.3	1,251.3	–	–	–
U.S. states and municipalities	5,425.6	5,425.6	(49.7)	(148.1)	(197.8)
Corporate and other	2,107.0	2,107.0	(89.3)	479.6	390.3
Derivatives and other invested assets:
Receivable from counterparties to derivatives	602.4	602.4	–	4.5	4.5
Accounts receivable and other	1,802.3	1,802.3	–	2.0	2.0
Recoverable from reinsurers	3,993.8	3,993.8	–	(32.0)	(32.0)
Cash and short term investments	4,114.5	4,114.5	–	–	–

	23,469.7	23,469.7	(139.0)	306.0	167.0
Hedging instruments:
Derivatives and other invested assets:
Credit default swaps	(3,499.3)	67.2	–	15.8	15.8

Net exposure and financial effects	19,970.4		(139.0)	321.8	182.8

	December 31, 2009		For the Year Ended December 31, 2009
			Other
			comprehensive
	Exposure/	Carrying	income	Net earnings	Net equity
	notional amount	value	(pre-tax)	(pre-tax)	(pre-tax)

Credit risk exposures:
Bonds:
U.S., Canadian and other government	1,652.8	1,652.8	–	–	–
Canadian provincials	1,346.8	1,346.8	–	–	–
U.S. states and municipalities	5,497.8	5,497.8	65.3	308.6	373.9
Corporate and other and mortgage backed securities-residential	2,971.0	2,971.0	185.4	599.1	784.5
Derivatives and other invested assets:
Receivable from counterparties to derivatives	225.2	225.2	–	3.1	3.1
Accounts receivable and other	1,805.0	1,805.0	–	(1.9)	(1.9)
Recoverable from reinsurers	3,818.6	3,818.6	–	(59.7)	(59.7)
Cash and short term investments	3,699.7	3,699.7	–	–	–

	21,016.9	21,016.9	250.7	849.2	1,099.9
Hedging instruments:
Derivatives and other invested assets:
Credit default swaps	(5,926.2)	71.6	–	(114.6)	(114.6)

Net exposure and financial effects	15,090.7		250.7	734.6	985.3

In the normal course of effecting its economic hedging strategy with respect to credit risk, the company expects that there may be periods where the notional amount of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item, due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices or during the transition period when the company is adding to a new hedging program or discontinuing an existing hedging program.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s obligations in 2011. In addition to these holding company resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries.

The holding company’s known significant commitments for 2011 consist of the $294.3 (paid February 2011) and approximately $64 payments in respect of the company’s acquisitions of First Mercury and Pacific Insurance respectively, as described in note 19, the $205.9 dividend on common shares ($10.00 per share, paid January 2011), interest and corporate overhead expenses, preferred share dividends and income tax payments.

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income taxes and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims.

Historically, the insurance and reinsurance subsidiaries have used cash inflows from operations and sales of investment securities to fund their liquidity requirements. The insurance and reinsurance subsidiaries’ principal cash inflows from operating activities are derived from premiums, commissions and distributions from their subsidiaries. The principal cash inflows from investment activities result from repayments of principal, sales of investments and investment income. During any quarter the insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2010, the insurance and reinsurance subsidiaries paid net cash of $613.8 (2009 – $68.9; 2008 – received net cash of $1,162.5) with respect to short equity and equity index total return swap derivative obligations (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities and from sales of equity investments whose market value will generally vary inversely to the market value of short equity and equity index total return swaps.

The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments and operating expenses. At December 31, 2010, total insurance and reinsurance portfolio investments net of short sale and derivative obligations was $21.8 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, limited partnership interests and mortgage backed securities that are relatively illiquid. At December 31, 2010, these asset classes represented approximately 6.7% (6.7% at December 31, 2009) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table provides a maturity analysis of the company’s financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2010

	Less than	1 to 3	3 months			More than
	1 month	months	to 1 year	1 - 3 years	3 - 5 years	5 years	Total

Subsidiary indebtedness – principal and interest	1.3	–	1.0	–	–	–	2.3
Accounts payable and accrued liabilities(1)	242.9	218.9	191.3	277.8	57.6	196.9	1,185.4
Income taxes payable	–	25.4	–	–	–	–	25.4
Funds withheld payable to reinsurers	–	2.4	37.3	28.0	268.0	27.5	363.2
Gross claims liability	338.4	701.2	2,717.3	4,172.4	2,721.0	5,620.0	16,270.3
Long term debt obligations – principal	0.1	0.2	0.1	376.2	207.6	1,887.0	2,471.2
Long term debt obligations – interest	3.9	18.4	155.8	338.0	294.1	666.0	1,476.2
Other long term liabilities – principal	–	1.6	5.1	8.7	10.3	343.4	369.1
Other long term liabilities – interest	0.4	3.5	10.5	27.5	25.8	31.7	99.4
Operating leases – obligations	4.7	10.3	44.2	76.2	49.1	79.5	264.0

	591.7	981.9	3,162.6	5,304.8	3,633.5	8,852.0	22,526.5

December 31, 2009

	Less than	1 to 3	3 months			More than
	1 month	months	to 1 year	1 - 3 years	3 - 5 years	5 years	Total

Subsidiary indebtedness – principal and interest	–	–	0.1	12.6	–	–	12.7
Accounts payable and accrued liabilities(1)	179.9	134.6	440.6	163.3	58.6	160.9	1,137.9
Income taxes payable	–	70.9	–	–	–	–	70.9
Funds withheld payable to reinsurers	0.8	6.1	33.3	25.1	25.1	264.5	354.9
Gross claims liability	300.8	576.4	2,540.0	4,245.7	2,346.1	4,757.7	14,766.7
Long term debt obligations – principal	–	–	1.8	181.0	225.2	1,774.9	2,182.9
Long term debt obligations – interest	3.9	16.3	136.6	306.3	268.0	647.8	1,378.9
Other long term liabilities – principal	–	1.5	4.6	10.8	9.5	147.1	173.5
Other long term liabilities – interest	0.4	3.6	11.0	28.3	26.7	44.0	114.0
Operating leases – obligations	2.4	6.0	43.3	66.9	36.3	79.4	234.3

	488.2	815.4	3,211.3	5,040.0	2,995.5	7,876.3	20,426.7

(1)	Excludes accrued interest, deferred revenue, deferred costs and unrecognized balances relating to defined benefit pension and other post retirement benefit plans.

The timing of claims liability payments is not fixed and represents the company’s best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to the defined benefit pension and other post retirement benefit plans, and certain payables to brokers and reinsurers not expected to be settled in the short term.

For further detail on the maturity profile of the company’s fixed income portfolio, gross claims liability, obligation to pay principal and interest on long term debt and operating lease obligations, please see notes 4, 7, 10, 11 and 17 respectively.

The following table provides a maturity analysis of the company’s short sales and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2010

	Less than	1 to	3 months			More than
	1 month	3 months	to 1 year	1 - 3 years	3 - 5 years	5 years	Total

Short sale and derivative obligations:
Equity index total return swaps – short positions	7.3	126.4	–	–	–	–	133.7
Equity total return swaps – short positions	1.5	26.3	–	–	–	0.5	28.3
Equity total return swaps – long positions	6.0	2.3	–	–	–	–	8.3
Foreign exchange forward contracts	1.9	13.5	10.1	–	–	–	25.5
Other derivative contracts	15.6	–	–	5.5	–	–	21.1

	32.3	168.5	10.1	5.5	–	0.5	216.9

December 31, 2009

	Less than	1 to	3 months			More than
	1 month	3 months	to 1 year	1 - 3 years	3 - 5 years	5 years	Total

Short sale and derivative obligations:
Equity total return swaps – short positions	–	1.2	–	–	–	–	1.2
Equity total return swaps – long positions	7.7	–	–	–	–	–	7.7
Foreign exchange forward contracts	0.7	7.2	40.1	–	–	–	48.0
Other derivative contracts	–	–	–	0.3	–	–	0.3

	8.4	8.4	40.1	0.3	–	–	57.2

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. Following is a discussion of the company’s primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of the change in interest rates. The company’s interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. The company’s exposure to interest rate risk increased during 2010 with the purchase of U.S., Canadian and other sovereign government fixed income securities with longer maturities.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings and comprehensive income of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates.

FAIRFAX FINANCIAL HOLDINGS LIMITED

General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of the fixed income securities held.

At December 31, 2010, the fair value of the company’s investment portfolio included approximately $13.0 billion of fixed income securities which are subject to interest rate risk. The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security. Given the current economic and interest rate environment, the company believes a 200 basis point shift to be reasonably possible.

	December 31, 2010
		Hypothetical $ change
		effect on:
	Fair value of	Other
	fixed income	comprehensive	Net	Hypothetical
Change in Interest Rates	portfolio	income	earnings	% change

200 basis point increase	10,285.5	(1,001.2)	(800.2)	(20.6)
100 basis point increase	11,473.9	(563.5)	(445.5)	(11.4)
No change	12,956.7	–	–	–
100 basis point decrease	14,593.3	670.7	446.4	12.6
200 basis point decrease	16,461.7	1,498.9	898.5	27.1

	December 31, 2009
		Hypothetical $ change
		effect on:
	Fair value of	Other
	fixed income	comprehensive	Net	Hypothetical
Change in Interest Rates	portfolio	income	earnings	% change

200 basis point increase	9,689.3	(448.6)	(752.3)	(15.5)
100 basis point increase	10,535.9	(241.5)	(389.4)	(8.1)
No change	11,468.4	–	–	–
100 basis point decrease	12,434.0	268.9	384.1	8.4
200 basis point decrease	13,521.5	585.7	806.0	17.9

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The changes to the company’s exposure to equity price risk through its equity and equity-related holdings at December 31, 2010 compared to December 31, 2009 are described below.

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At December 31, 2010, the company had aggregate equity and equity-related holdings of $6,854.5 (common stock of $4,474.5, investments, at equity of $976.9 and equity-related derivatives of $1,403.1) compared to aggregate equity and equity-related holdings at December 31, 2009 of $6,156.5 (common stocks of $5,130.8, investments, at equity of $604.3 and equity-related derivatives of $421.4). The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During 2010, the company added a net notional amount of $933.6 to its equity total return swaps – long positions on individual equity securities for investment purposes. As a result of volatility in the equity markets and international credit concerns, the company has protected its equity and equity-related holdings against a potential decline in equity markets by way of additional short positions effected through equity index total return swaps. Accordingly, the company added short positions in certain equities ($284.4 notional amount entered into during the third quarter of 2010), the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5 entered into during the second quarter of 2010) and to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52 entered into during the third quarter of 2009). During the fourth quarter of 2010, the company closed out $212.4 of the original notional amount of its short positions in S&P 500 index total return swaps to realign its equity hedges with its underlying equity and equity-related holdings (this transaction had a nominal impact on the average S&P 500 index value of the remaining $1.3 billion original notional amount of S&P 500 index total return swaps). At December 31, 2010, equity hedges represented approximately 88.8% of the company’s equity and equity-related holdings ($6,854.5). During 2010, the company paid net cash of $796.9 (2009 – $107.5; 2008 – received net cash of $2,053.8) to satisfy obligations incurred in connection with the quarterly reset provisions of its short equity and equity index total return swaps. Duing 2010, the company received net cash of $91.9 (2009 – $83.3; 2008 – nil) from counterparties in connection with the quarterly reset provisions of the company’s long equity total return swaps. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur.

The following table summarizes the effect of equity risk hedging instruments and related hedged items on the company’s historical financial position and results of operations as of and for the years ended December 31, 2010 and 2009:

	December 31, 2010		For the Year Ended December 31, 2010
			Other
			comprehensive
	Exposure /	Carrying	income	Net earnings	Net equity
	notional value	value	(pre-tax)	(pre-tax)	(pre-tax)

Equity exposures:
Common stocks	4,474.5	4,474.5	125.2	442.4	567.6
Investments, at equity	976.9	715.5	1.8	135.1	136.9
Derivatives and other invested assets:
Equity total return swaps – long positions	1,244.3	(7.6)	–	83.2	83.2
Equity warrants	158.8	171.1	–	83.6	83.6
Equity call options	–	–	–	13.9	13.9

Total equity and equity-related holdings	6,854.5	5,353.5	127.0	758.2	885.2

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(624.5)	(10.3)	–	(93.0)	(93.0)
Equity index total return swaps – short positions	(5,463.3)	(123.4)	–	(843.6)	(843.6)

	(6,087.8)	(133.7)	–	(936.6)	(936.6)

Net exposure and financial effects	766.7		127.0	(178.4)	(51.4)

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2009		For the Year Ended December 31, 2009
			Other
			comprehensive
	Exposure /	Carrying	income	Net earnings	Net equity
	notional value	value	(pre-tax)	(pre-tax)	(pre-tax)

Equity exposures:
Common stocks	5,130.8	5,130.8	1,207.5	(91.5)	1,116.0
Investments, at equity	604.3	433.5	3.3	23.3	26.6
Derivatives and other invested assets:
Equity total return swaps – long positions	214.6	1.0	–	84.4	84.4
Equity and equity index call options	79.3	46.0	–	8.6	8.6
Equity warrants	127.5	71.6	–	230.9	230.9

Total equity and equity-related holdings	6,156.5	5,682.9	1,210.8	255.7	1,466.5

Hedging instruments:
Derivatives and other invested assets:
S&P 500 index call options	–	–	–	2.6	2.6
Equity total return swaps – short positions	(232.2)	(1.2)	–	(26.8)	(26.8)
Equity index total return swaps – short positions	(1,582.7)	9.2	–	(75.4)	(75.4)

	(1,814.9)	8.0	–	(99.6)	(99.6)

Net exposure and financial effects	4,341.6		1,210.8	156.1	1,366.9

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses. The objective of the company when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the long term and especially in the event of a significant market correction. However, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

In the normal course of effecting its economic hedging strategy with respect to equity risk, the company expects that there may be periods where the notional value of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices or during the transition period when the company is adding a new hedging program or discontinuing an existing hedging program.

The table that follows summarizes the potential impact of a 10% change in the company’s year-end holdings of equity and equity-related investments (including equity hedges where appropriate) on the company’s other comprehensive income and net earnings for the years ended December 31, 2010 and 2009. Based on an analysis of the 15-year return on various equity indices and the company’s knowledge of global equity markets, a 10% variation is considered reasonably possible. Certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumptions that the equity and equity-related holdings had increased/decreased by 10% with all other variables held constant and that all of the company’s equity and equity-related holdings move according to a one-to-one correlation with global equity markets.

	December 31, 2010		December 31, 2009
	Effect on other	Effect on	Effect on other	Effect on
	comprehensive income	net earnings	comprehensive income	net earnings

Change in global equity markets
10% increase	286.2	(294.6)	333.1	(89.5)
10% decrease	(286.2)	296.4	(333.1)	93.5

Generally, a 10% decline in global equity markets would decrease the value of the company’s equity and equity-related holdings resulting in a decrease in the company’s other comprehensive income as the majority of the company’s equity investment holdings are classified as available for sale. Conversely, a 10% increase in global equity markets would generally increase the value of the company’s equity investment holdings resulting in an increase in the company’s other comprehensive income.

At December 31, 2010, the company’s common stock holdings in the ten issuers to which the company had the greatest exposure was $2,200.3, which represented 9.4% of the total investment portfolio. The exposure to the largest single issuer of common stock holdings held at December 31, 2010 was $419.1, which represented 1.8% of the total investment portfolio.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company’s equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining weighted average life of 9.4 years (10.0 years at December 31, 2009), a notional amount of $34,182.3 and fair value of $328.6 at December 31, 2010. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

During 2010, the company purchased $32,670.2 (2009 – $1,490.7) notional amount of CPI-linked derivative contracts at a cost of $291.4 (2009 – $8.8) and recorded net mark-to-market gains of $28.1 (2009 – net mark-to-market losses of $0.5) in respect of positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the reasonably likely future impact of this aspect of the company’s risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and could produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its equity accounted investments and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company’s foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the U.S. dollar. The company’s exposure to foreign currency risk was not significantly different at December 31, 2010 compared to December 31, 2009.

The company’s foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures relating to foreign currencies. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency. Rarely does the company maintain an unmatched position for extended periods of time.

A portion of the company’s premiums are written in foreign currencies and a portion of the company’s loss reserves are denominated in foreign currencies. Moreover, a portion of the company’s cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts

FAIRFAX FINANCIAL HOLDINGS LIMITED

as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

In subsidiaries where the U.S. dollar is the functional currency, and to the extent that subsidiary transacts business in currencies other than the U.S. dollar, monetary assets and liabilities of that subsidiary, such as the provision for claims and investments designated or classified as held for trading that are denominated in currencies other than the U.S. dollar, are revalued at the balance sheet date spot foreign exchange rate, with any resulting unrealized gains and losses recorded in the consolidated statement of earnings. Non-U.S. dollar denominated investments classified as available for sale are revalued in the same manner, but resulting unrealized gains and losses are recorded in other comprehensive income until realized, at which time the cumulative foreign exchange gain or loss is reclassified to net gains on investments in the consolidated statement of earnings.

In subsidiaries where the functional currency is other than the U.S. dollar and where that subsidiary is considered to be self-sustaining, unrealized foreign exchange gains and losses on monetary assets and liabilities will be recognized in the same manner as described in the preceding paragraph when those monetary assets and liabilities are denominated in a currency other than that subsidiary’s functional currency. The overall foreign currency exposure embedded in a self-sustaining subsidiary arising on the translation from its functional currency to U.S. dollars is deferred in the currency translation account in accumulated other comprehensive income, a separate component of total equity, until such time as that subsidiary is wound up or sold to an unrelated third party.

In June 2010 and August 2009, the company designated the carrying value of Cdn$275.0 and Cdn$400.0 principal amount respectively of its Canadian dollar denominated senior notes as a hedge of its net investment in Northbridge for financial reporting purposes. In 2010, the company recognized pre-tax losses of $28.2 (2009 – $18.3) related to foreign currency movement on the senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

The company has also issued Cdn$1,000 par value of cumulative five-year rate reset preferred shares. Although not eligible to be designated as a hedge for financial reporting purposes, the company considers this Cdn$1.0 billion as an additional economic hedge of its net investment in Northbridge.

The following table presents the pre-tax foreign exchange effect on certain line items in the company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008

Net gains (losses) on investments
Underwriting activities	(26.4)	14.3	(147.9)
Investing activities	(151.8)	(31.9)	102.5

Foreign currency gains (losses) included in pre-tax net earnings	(178.2)	(17.6)	(45.4)
Other comprehensive income – investing activities foreign currency gains (losses)	100.7	(39.3)	41.6

	(77.5)	(56.9)	(3.8)

The table below shows the approximate effect of the depreciation of the U.S. dollar compared with the Canadian dollar, the euro, the British pound sterling and all other currencies, respectively, by 5% on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss).

	2010	2009

Canadian dollar
Impact on pre-tax earnings (loss)	(10.2)	(2.6)
Impact on net earnings (loss)	(8.1)	(2.1)
Impact on pre-tax other comprehensive income (loss)	(54.9)	(66.2)
Impact on other comprehensive income (loss)	(52.6)	(70.1)

Euro
Impact on pre-tax earnings (loss)	(6.1)	2.4
Impact on net earnings (loss)	(3.8)	1.9
Impact on pre-tax other comprehensive income (loss)	7.8	8.1
Impact on other comprehensive income (loss)	2.3	3.4

British pound sterling
Impact on pre-tax earnings (loss)	0.1	1.3
Impact on net earnings (loss)	(0.7)	1.1
Impact on pre-tax other comprehensive income (loss)	20.7	22.3
Impact on other comprehensive income (loss)	13.5	14.5

All other currencies
Impact on pre-tax earnings (loss)	10.8	8.4
Impact on net earnings (loss)	8.4	6.0
Impact on pre-tax other comprehensive income (loss)	(10.5)	(5.8)
Impact on other comprehensive income (loss)	(10.0)	(6.9)

Total
Impact on pre-tax earnings (loss)	(5.4)	9.5
Impact on net earnings (loss)	(4.2)	6.9
Impact on pre-tax other comprehensive income (loss)	(36.9)	(41.6)
Impact on other comprehensive income (loss)	(46.8)	(59.1)

In the preceding scenarios, certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumption that the 5% appreciation or depreciation of the U.S. dollar occurred with all other variables held constant.

Capital Management

The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2010, comprising shareholders’ equity

FAIRFAX FINANCIAL HOLDINGS LIMITED

attributable to shareholders of Fairfax and non-controlling interests, was $8,742.4, compared to $7,736.6 at December 31, 2009. The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2010		2009

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,474.2		1,242.7

Holding company debt	1,498.1		1,236.9
Subsidiary debt	919.9		903.4
Other long term obligations – holding company	311.5		173.5

Total debt	2,729.5		2,313.8

Net debt	1,255.3		1,071.1

Common shareholders’ equity	7,761.9		7,391.8
Preferred equity	934.7		227.2
Non-controlling interests	45.8		117.6

Total equity	8,742.4		7,736.6

Net debt/total equity	14.4%		13.8%
Net debt/net total capital(1)	12.6%		12.2%
Total debt/total capital(2)	23.8%		23.0%
Interest coverage(3)	2.8	x	8.2	x
Interest and preferred share dividend distribution coverage(4)	2.3	x	7.5	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

(4)	Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense and preferred share dividend distribution obligations adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

During 2010, the company issued Cdn$750.0 of stated capital of cumulative five-year rate reset preferred shares. Accordingly, the company commenced monitoring its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 4 in the table above. The company’s capital management objectives includes maintaining sufficient liquid resources at the holding company to be able to pay interest on its debt, dividends to its preferred shareholders and all other holding company obligations.

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2010, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 4.7 times (5.3 times at December 31, 2009) the authorized control level, except for TIG which had 2.7 times (2.7 times at December 31, 2009).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2010, Northbridge’s subsidiaries had a weighted average MCT ratio of 222% of the minimum statutory capital required, compared to 240% at December 31, 2009, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland, Poland, Brazil and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2010.

21.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 2. Transfer prices for inter-segment transactions are set at arm’s length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market and in selected United States and international markets.

U.S. Insurance (formerly known as Crum & Forster prior to May 20, 2010) – This reporting segment is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary, Seneca Insurance, provides property and casualty insurance to small businesses and certain specialty coverages. Zenith National is included in this segment effective from its acquisition by the company on May 20, 2010 (identifiable assets of $2,530.5 at December 31, 2010) and is primarily engaged in the workers’ compensation insurance business in the United States.

Fairfax Asia – Included in the Fairfax Asia reporting segment are the company’s operations that underwrite insurance and reinsurance coverages in Singapore (First Capital) and Hong Kong (Falcon). Fairfax Asia includes the company’s 26% equity accounted interest in Mumbai-based ICICI Lombard and its 40.5% equity accounted interest in Thailand (Falcon Thailand).

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom directly and through the Lloyd’s of London marketplace.

Reinsurance and Insurance – Other (formerly known as Reinsurance – Other prior to March 2010)

This reporting segment is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re participates in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers through CRC Re (Canadian business) and Wentworth (international business). Group Re also writes third party business. Advent is included in this reporting segment effective from its acquisition by the company on September 11, 2008 and is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Polish Re is included in this reporting segment effective from its date of acquisition on January 7, 2009 and is a Polish reinsurance company. Fairfax Brasil is included in this segment since it commenced insurance underwriting activities in March 2010 (identifiable assets of $103.5 at December 31, 2010).

Runoff

The runoff reporting segment comprises nSpire Re (including the runoff of nSpire Re’s Group Re participation), RiverStone (UK) and the U.S. runoff company formed on the merger of TIG and IIC combined with Old Lyme and Fairmont. The U.K. and international runoff operations of RiverStone (UK) have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the business. GFIC was included in U.S. runoff effective from its acquisition by the company on August 17, 2010 (identifiable assets of $702.1 at December 31, 2010) and is a property and casualty insurance company based in the United States whose business will run off under the supervision of Fairfax’s RiverStone management.

Other

The Other reporting segment includes Ridley since its acquisition on November 4, 2008. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Pre-tax income (loss) by Reporting Segment

An analysis of pre-tax income (loss) by reporting segment for the years ended December 31 is presented below:

2010

					Reinsurance
	Insurance				and			Other		Eliminations
			Fairfax	Reinsurance	Insurance	Ongoing		(animal	Corporate	and
	Northbridge	U.S.	Asia	OdysseyRe	Other	Operations	Runoff	nutrition)	and other	Adjustments	Consolidated

Net premiums earned	996.6	1,000.1	155.0	1,885.7	536.0	4,573.4	–	–	–		4,573.4
Underwriting expenses	(1,069.0)	(1,168.3)	(138.4)	(1,859.9)	(574.4)	(4,810.0)	–	–	–	–	(4,810.0)

Underwriting profit (loss)	(72.4)	(168.2)	16.6	25.8	(38.4)	(236.6)	–	–	–	–	(236.6)

Interest income	106.9	91.1	13.2	271.0	52.0	534.2	63.4	–	5.6	–	603.2
Dividends	24.9	27.1	5.0	40.3	0.7	98.0	24.4	–	6.4	–	128.8
Earnings (losses) on investments, at equity	5.0	3.3	23.2	10.9	(1.4)	41.0	3.9	–	6.0	–	50.9
Investment expenses	(11.0)	(17.6)	(1.6)	(33.3)	(6.3)	(69.8)	(13.2)	–	(3.2)	65.7	(20.5)

Interest and dividends	125.8	103.9	39.8	288.9	45.0	603.4	78.5	–	14.8	65.7	762.4

Other
Revenue(1)	–	–	–	–	–	–	90.3	549.1	65.7	(65.7)	639.4
Expenses	–	–	–	–	–	–	(124.0)	(538.8)	–	–	(662.8)

	–	–	–	–	–	–	(33.7)	10.3	65.7	(65.7)	(23.4)

Operating income (loss) before:	53.4	(64.3)	56.4	314.7	6.6	366.8	44.8	10.3	80.5	–	502.4
Net gains (losses) on investments	55.7	122.5	(3.5)	(28.8)	72.9	218.8	98.7	–	(125.6)	(3.4)	188.5
Interest expense	–	(30.7)	–	(30.5)	(4.5)	(65.7)	(3.2)	(0.6)	(125.9)	–	(195.4)
Corporate overhead and other	(15.4)	(7.7)	(2.4)	(31.3)	(3.1)	(59.9)	–	–	(83.9)	–	(143.8)

Pre-tax income (loss)	93.7	19.8	50.5	224.1	71.9	460.0	140.3	9.7	(254.9)	(3.4)	351.7
Income taxes											119.5

Net earnings											471.2

Attributable to:
Shareholders of Fairfax											469.0
Non-controlling interests											2.2

											471.2

(1)	The Runoff segment revenue includes $83.1 of the excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, as described in note 19.

2009

					Reinsurance
	Insurance				and			Other		Eliminations
			Fairfax	Reinsurance	Insurance	Ongoing		(animal	Corporate	and
	Northbridge	U.S.	Asia	OdysseyRe	Other	Operations	Runoff	nutrition)	and other	Adjustments	Consolidated

Net premiums earned	969.2	781.3	116.0	1,927.4	628.1	4,422.0	–	–	–	–	4,422.0
Underwriting expenses	(1,026.3)	(813.3)	(95.8)	(1,863.1)	(616.2)	(4,414.7)	–	–	–	–	(4,414.7)

Underwriting profit (loss)	(57.1)	(32.0)	20.2	64.3	11.9	7.3	–	–	–	–	7.3

Interest income	96.8	90.6	10.2	258.9	38.9	495.4	55.0	–	14.9	–	565.3
Dividends	24.9	34.4	5.6	52.0	2.5	119.4	11.4	–	6.7	–	137.5
Earnings (losses) on investments, at equity	0.1	4.7	(4.6)	6.5	0.4	7.1	–	–	16.2	–	23.3
Investment expenses	(8.8)	(15.8)	(2.2)	(33.8)	(4.3)	(64.9)	(12.0)	–	(1.4)	64.9	(13.4)

Interest and dividends	113.0	113.9	9.0	283.6	37.5	557.0	54.4	–	36.4	64.9	712.7

Other
Revenue	–	–	–	–	–	–	–	556.4	64.9	(64.9)	556.4
Expenses	–	–	–	–	–	–	(152.4)	(544.0)	–	–	(696.4)

	–	–	–	–	–	–	(152.4)	12.4	64.9	(64.9)	(140.0)

Operating income (loss) before:	55.9	81.9	29.2	347.9	49.4	564.3	(98.0)	12.4	101.3	–	580.0
Net gains (losses) on investments	94.4	229.1	17.8	353.6	(25.8)	669.1	129.2	–	147.3	(1.1)	944.5
Interest expense	–	(27.8)	–	(31.0)	(5.1)	(63.9)	–	(1.0)	(101.4)	–	(166.3)
Corporate overhead and other	(19.8)	(3.3)	(2.3)	(25.8)	(13.1)	(64.3)	–	–	(88.3)	–	(152.6)

Pre-tax income (loss)	130.5	279.9	44.7	644.7	5.4	1,105.2	31.2	11.4	58.9	(1.1)	1,205.6
Income taxes											(214.9)

Net earnings											990.7

Attributable to:
Shareholders of Fairfax											856.8
Non-controlling interests											133.9

											990.7

2008

					Reinsurance
	Insurance				and			Other		Eliminations
			Fairfax	Reinsurance	Insurance	Ongoing		(animal	Corporate	and
	Northbridge	U.S.	Asia	OdysseyRe	Other	operations	Runoff	nutrition)	and other	adjustments	Consolidated

Net premiums earned	1,076.1	1,005.0	84.6	2,076.4	269.6	4,511.7	–	–	–	–	4,511.7
Underwriting expenses	(1,114.0)	(1,182.2)	(77.7)	(2,104.1)	(314.6)	(4,792.6)	–	–	–	–	(4,792.6)

Underwriting profit (loss)	(37.9)	(177.2)	6.9	(27.7)	(45.0)	(280.9)	–	–	–	–	(280.9)

Interest income	94.4	107.4	5.6	256.2	30.1	493.7	71.2	–	42.1	–	607.0
Dividends	23.0	23.8	2.1	31.1	1.1	81.1	10.0	–	(15.1)	–	76.0
Earnings (losses) on investments, at equity	0.6	(32.2)	(4.9)	(13.2)	1.4	(48.3)	(4.2)	–	3.1	–	(49.4)
Investment expenses	(10.1)	(12.8)	(1.2)	(23.8)	(2.5)	(50.4)	(8.8)	–	(1.3)	53.3	(7.2)

Interest and dividends	107.9	86.2	1.6	250.3	30.1	476.1	68.2	–	28.8	53.3	626.4

Other
Revenue	–	–	–	–	–	–	17.4	99.4	53.3	(53.3)	116.8
Expenses	–	–	–	–	–	–	(192.8)	(98.0)	–	–	(290.8)

	–	–	–	–	–	–	(175.4)	1.4	53.3	(53.3)	(174.0)

Operating income (loss) before:	70.0	(91.0)	8.5	222.6	(14.9)	195.2	(107.2)	1.4	82.1	–	171.5
Net gains (losses) on investments	25.7	605.7	3.0	740.1	28.1	1,402.6	499.8	–	689.1	(20.8)	2,570.7
Interest expense	–	(28.3)	–	(34.2)	(2.6)	(65.1)	–	(0.4)	(93.1)	–	(158.6)
Corporate overhead and other	(14.5)	(8.8)	(5.5)	(13.9)	(1.9)	(44.6)	–	–	(94.7)	–	(139.3)

Pre-tax income (loss)	81.2	477.6	6.0	914.6	8.7	1,488.1	392.6	1.0	583.4	(20.8)	2,444.3
Income taxes											(755.6)

Net earnings											1,688.7

Attributable to:
Shareholders of Fairfax											1,473.8
Non-controlling interests											214.9

											1,688.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the years ended December 31 is presented below:

	2010	2009	2008

Revenues for reporting segments
Net premiums earned	4,573.4	4,422.0	4,511.7
Interest and dividends	762.4	712.7	626.4
Net gains on investments	188.5	944.5	2,570.7
Other revenue per reportable segment	639.4	556.4	116.8

Total consolidated revenues	6,163.7	6,635.6	7,825.6

Significant Non-cash Items

An analysis of significant non-cash items by reporting segment for the years ended December 31 is shown below:

					Depreciation and impairment loss
					of premises &
		Earnings (losses)			equipment &			Impairment of
		from investments,			amortization of			available for sale
		at equity			intangible assets			securities
		2010	2009	2008	2010	2009	2008	2010	2009	2008

Insurance	– Canada (Northbridge)	5.0	0.1	0.6	10.5	8.8	3.5	6.9	54.1	279.0
	– U.S. (Crum & Forster and Zenith National)	3.3	4.7	(32.2)	12.4	4.3	10.1	8.1	106.1	198.0
	– Asia (Fairfax Asia)	23.2	(4.6)	(4.9)	0.5	0.5	0.7	–	1.1	1.9
Reinsurance	– OdysseyRe	10.9	6.5	(13.2)	6.9	6.2	6.6	17.9	119.1	370.1
Reinsurance and Insurance – Other		(1.4)	0.4	1.4	0.8	0.6	–	–	19.0	8.9

Ongoing operations		41.0	7.1	(48.3)	31.1	20.4	20.9	32.9	299.4	857.9
Runoff		3.9	–	(4.2)	0.9	1.2	1.7	0.8	29.8	76.5
Other (animal nutrition)		–	–	–	11.2	12.1	2.5	–	–	–
Corporate and other		6.0	16.2	3.1	5.7	5.7	5.6	–	10.8	77.4

Consolidated		50.9	23.3	(49.4)	48.9	39.4	30.7	33.7	340.0	1,011.8

During 2010, TIG acquired all of the issued and outstanding shares of GFIC and recorded an excess of fair value of net assets acquired over purchase price of $83.1, as described in note 19.

During 2009, TIG commuted several reinsurance contracts and recorded a non-cash pre-tax charge of $3.6. Crum & Forster commuted an aggregate stop loss contract in 2008 and recorded a non-cash pre-tax charge of $84.2.

Investments, at Equity, Additions to Goodwill, Segment Assets and Segment Liabilities

An analysis of investments, at equity, additions to goodwill, segment assets and segment liabilities by reporting segment for the years ended December 31 is shown below:

		Investments,		Additions
		at equity		to goodwill		Segment assets		Segment liabilities
		2010	2009	2010	2009	2010	2009	2010	2009

Insurance	– Canada (Northbridge)	35.4	5.8	–	80.6	5,643.9	5,235.2	3,941.1	3,724.5
	– U.S. (Crum & Forster and Zenith National)	52.9	34.6	317.6	–	6,912.4	5,044.1	4,967.6	3,690.7
	– Asia (Fairfax Asia)	118.6	93.5	–	–	1,089.8	807.6	692.6	475.8
Reinsurance	– OdysseyRe	140.3	92.7	–	72.9	11,216.8	10,866.5	7,467.5	7,249.5
Reinsurance and Insurance – Other		3.9	5.2	–	13.8	2,208.2	2,004.0	1,508.9	1,430.6

Ongoing operations		351.1	231.8	317.6	167.3	27,071.1	23,957.4	18,577.7	16,571.1
Runoff		15.4	39.4	–	–	5,101.6	4,914.6	3,486.9	3,472.6
Other (animal nutrition)		–	–	–	–	199.0	205.1	73.8	81.4
Corporate and other and eliminations and adjustments		349.0	162.3	–	–	(633.5)	(625.1)	857.4	590.3

Consolidated		715.5	433.5	317.6	167.3	31,738.2	28,452.0	22,995.8	20,715.4

Product Line

An analysis of revenue by product line for years ended December 31 is presented below:

											General
		Property			Casualty			Automobile			liability
		2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Net premiums earned:
Insurance	– Canada (Northbridge)	247.7	249.6	256.1	–	–	–	458.7	439.6	498.3	196.6	197.0	234.6
	– U.S. (Crum & Forster and Zenith National)	97.6	115.9	242.8	141.9	130.2	117.7	86.7	126.3	187.2	184.9	184.8	196.5
	– Asia (Fairfax Asia)	13.7	9.5	10.7	10.2	11.3	11.0	47.5	26.7	9.4	8.0	11.8	6.4
Reinsurance	– OdysseyRe	368.5	375.4	368.1	0.3	–	0.4	132.9	182.5	186.0	400.5	413.3	583.0
Reinsurance and Insurance – Other		145.1	133.3	35.8	9.9	3.7	0.8	120.3	130.3	73.8	74.4	70.9	78.9

Ongoing operations		872.6	883.7	913.5	162.3	145.2	129.9	846.1	905.4	954.7	864.4	877.8	1,099.4
Runoff		0.2	(0.1)	(0.8)	–	(0.4)	(0.5)	(1.0)	(1.2)	0.2	3.5	0.1	4.8

Total net premiums earned		872.8	883.6	912.7	162.3	144.8	129.4	845.1	904.2	954.9	867.9	877.9	1,104.2

		Workers’			Marine and			Insurance			Reinsurance
		compensation			aerospace			Other			non-proportional			Total
		2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Net premiums earned:
Insurance	– Canada (Northbridge)	–	–	–	83.4	74.2	77.9	10.2	8.9	9.1	–	(0.1)	0.1	996.6	969.2	1,076.1
	– U.S. (Crum & Forster and Zenith National)	457.9	188.3	219.8	18.1	17.2	20.0	12.9	18.6	21.0	0.1	–	–	1,000.1	781.3	1,005.0
	– Asia (Fairfax Asia)	21.5	12.6	18.0	45.1	37.2	23.8	9.0	6.9	5.3	–	–	–	155.0	116.0	84.6
Reinsurance	– OdysseyRe	–	0.5	3.7	105.3	105.6	113.9	64.5	65.8	69.8	813.7	784.3	751.5	1,885.7	1,927.4	2,076.4
Reinsurance and Insurance – Other		3.6	0.1	(1.7)	25.9	35.7	8.8	7.9	14.9	8.3	148.9	239.2	64.9	536.0	628.1	269.6

Ongoing operations		483.0	201.5	239.8	277.8	269.9	244.4	104.5	115.1	113.5	962.7	1,023.4	816.5	4,573.4	4,422.0	4,511.7
Runoff		1.4	1.5	12.4	0.8	–	0.8	1.4	–	0.4	0.9	0.1	0.1	7.2	–	17.4

Total net premiums earned		484.4	203.0	252.2	278.6	269.9	245.2	105.9	115.1	113.9	963.6	1,023.5	816.6	4,580.6	4,422.0	4,529.1
Interest and dividends														762.4	712.7	626.4
Net gains on investments														188.5	944.5	2,570.7
Excess of fair value of net assets acquired over purchase price														83.1	–	–
Other revenue														549.1	556.4	99.4

Total consolidated revenues														6,163.7	6,635.6	7,825.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

Geographic Region

An analysis of revenue by geographic region for the years ended December 31 is shown below:

		Canada			United States			International			Total
		2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Net premiums earned:
Insurance	– Canada (Northbridge)	957.9	910.9	1,024.5	38.2	58.3	51.3	0.5	–	0.3	996.6	969.2	1,076.1
	– U.S. (Crum & Forster and Zenith National)	–	–	–	1,000.1	781.3	1,005.0	–	–	–	1,000.1	781.3	1,005.0
	– Asia (Fairfax Asia)	–	–	–	–	–	–	155.0	116.0	84.6	155.0	116.0	84.6
Reinsurance	– OdysseyRe	54.9	38.6	41.2	1,017.6	1,094.4	1,154.1	813.2	794.4	881.1	1,885.7	1,927.4	2,076.4
Reinsurance and Insurance – Other		159.3	178.7	161.5	158.1	241.8	88.3	218.6	207.6	19.8	536.0	628.1	269.6

Ongoing operations		1,172.1	1,128.2	1,227.2	2,214.0	2,175.8	2,298.7	1,187.3	1,118.0	985.8	4,573.4	4,422.0	4,511.7
Runoff		0.4	0.2	(0.2)	6.8	(0.2)	17.6	–	–	–	7.2	–	17.4

Total net premiums earned		1,172.5	1,128.4	1,227.0	2,220.8	2,175.6	2,316.3	1,187.3	1,118.0	985.8	4,580.6	4,422.0	4,529.1
Interest and dividends											762.4	712.7	626.4
Net gains on investments											188.5	944.5	2,570.7
Excess of fair value of net assets acquired over purchase price											83.1	–	–
Other revenue											549.1	556.4	99.4

Total consolidated revenues											6,163.7	6,635.6	7,825.6

Allocation of revenue		25.6%	25.5%	27.1%	48.5%	49.2%	51.1%	25.9%	25.3%	21.8%

22.	US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described below.

Consolidated Statements of Earnings and Comprehensive Income

The following table presents the net earnings and the comprehensive income for the years ended December 31 in accordance with US GAAP:

	2010	2009(a)	2008(a)

Net earnings, Canadian GAAP	471.2	990.7	1,688.7
Recoveries on retroactive reinsurance(b)	15.9	14.9	30.8
Equity accounting(c)	9.2	3.6	(7.2)
Northbridge step acquisitions(d)	12.2	(1.9)	–
OdysseyRe step acquisition(e)	86.1	17.0	–
Repurchase of subsidiary securities(f)	–	(16.9)	–
Other differences(g)	–	–	8.8
Tax effects(h)	(48.4)	(11.0)	(9.6)

Net earnings, US GAAP	546.2	996.4	1,711.5

Attributable to:
Shareholders of Fairfax, US GAAP	544.0	860.3	1,495.3
Non-controlling interests, US GAAP	2.2	136.1	216.2

	546.2	996.4	1,711.5

Net earnings per share, US GAAP	$25.08	$44.18	$81.57
Net earnings per diluted share, US GAAP	$24.96	$43.95	$80.71

Other comprehensive income (loss), Canadian GAAP	(21.2)	1,074.3	(545.4)
Equity accounting(c)	0.5	(3.7)	–
Northbridge step acquisitions(d)	(15.2)	(7.1)	–
OdysseyRe step acquisition(e)	(85.9)	(18.3)	–
Pension liability adjustment(i)	2.8	(8.3)	32.1
Tax effects	34.6	(3.8)	(6.8)

Other comprehensive income (loss), US GAAP	(84.4)	1,033.1	(520.1)

Attributable to:
Shareholders of Fairfax, US GAAP	(84.0)	928.6	(443.0)
Non-controlling interests, US GAAP	(0.4)	104.5	(77.1)

	(84.4)	1,033.1	(520.1)

Net earnings, US GAAP	546.2	996.4	1,711.5
Other comprehensive income (loss), US GAAP	(84.4)	1,033.1	(520.1)

Comprehensive income, US GAAP	461.8	2,029.5	1,191.4

Attributable to:
Shareholders of Fairfax, US GAAP	460.0	1,788.9	1,052.3
Non-controlling interests, US GAAP	1.8	240.6	139.1

	461.8	2,029.5	1,191.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

The effect of the significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP are as follows:

(a)	The presentation under Canadian and US GAAP of non-controlling interests on the consolidated balance sheets and in the consolidated statements of net earnings was substantially harmonized following the adoption by the company of new Canadian GAAP accounting pronouncements related to business combinations and non-controlling interests on January 1, 2010 as described in note 2. Accordingly, certain comparative figures have been reclassified to conform to the presentation of non-controlling interests adopted under Canadian GAAP in the current year.

(b)	Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities.

Included in recoveries on retroactive reinsurance for the year ended December 31, 2008 is pre-tax income of $8.8 related to the release of the unamortized deferred gain in connection with the commutation by Crum & Forster in the second quarter as described in note 8. The non-cash pre-tax charge under US GAAP related to this commutation was therefore $75.4.

The 2008 pre-tax income reflects $11.8 related to the release of a portion of an unamortized deferred gain caused by a decrease in the losses ceded to the underlying retroactive reinsurance contract.

(c)	Under Canadian GAAP, certain of the company’s investments in partnership trusts that do not have a quoted price in an active market are accounted for on the cost basis. Canadian GAAP requires the use of the equity method of accounting when the company is deemed to exert significant influence over the investee, whereas US GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor. As a result of these differing requirements, a pre-tax income of $9.2 was recognized in 2010 (2009 – pre-tax income of $3.6; 2008 – pre-tax loss of $7.2) under US GAAP for company’s investments in certain partnership trusts, whereas under Canadian GAAP, these investments were recorded at cost.

(d)	Under Canadian GAAP, the privatization of Northbridge was accounted for as two separate step acquisitions of the outstanding common shares of Northbridge. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of Northbridge recognized fair value adjustments to the assets and liabilities acquired, as described in note 19, which are generally released or amortized into comprehensive income in the future. These fair value adjustments to assets and liabilities are not recognized under US GAAP. Fair value adjustments relating to investments of $6.2 which decreased pre-tax net earnings and increased other comprehensive income under Canadian GAAP for the year ended December 31, 2010 are not recognized in comprehensive income under US GAAP. Fair value adjustments relating to investments of $7.4 which increased pre-tax net earnings and decreased other comprehensive income under Canadian GAAP for the year ended December 31, 2009 are not recognized in comprehensive income under US GAAP.

(e)	Under Canadian GAAP, the privatization of OdysseyRe was accounted for as a step acquisition of the outstanding common shares of OdysseyRe. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition for the privatization of OdysseyRe recognized fair value adjustments to the assets and liabilities acquired, as described in note 19, which are generally released or amortized into comprehensive income in the future. These fair value adjustments to assets and liabilities are not recognized under US GAAP. Fair value adjustments relating to investments of $84.7 (2009 – $17.0) which decreased pre-tax net earnings and increased pre-tax other comprehensive income under Canadian GAAP for the year ended December 31, 2010 are not recognized in comprehensive income under US GAAP.

(f)	Under Canadian GAAP, the repurchase by OdysseyRe of its common shares during 2009, as described in note 19, was accounted for as a step acquisition. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the excess of the fair value of net assets acquired over the cost of the acquisition is recognized in consolidated net earnings. As a result, the gain of $16.9 recognized in 2009 in connection with the repurchase of common shares by OdysseyRe under Canadian GAAP was charged to cumulative reduction in retained earnings under US GAAP.

(g)	Included in other differences for the year ended December 31, 2008 is income of $5.2 related to the release of a reserve for an uncertain tax provision established on January 1, 2007 which was resolved at December 31, 2008.

(h)	Differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP are shown net of the following provision for income taxes for the years ended December 31:

	2010	2009	2008

Recoveries on retroactive reinsurance(b)	(5.6)	(5.2)	(10.7)
Equity accounting(c)	(3.2)	(0.1)	1.1
Northbridge step acquisitions(d)	(8.8)	0.2	–
OdysseyRe step acquisitions(e)	(30.8)	(5.9)	–

	(48.4)	(11.0)	(9.6)

(i)	US GAAP requires the recognition of a net liability or asset to report the funded status of a company’s defined benefit pension and other post retirement benefit plans on its balance sheet with an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity. This adjustment records the change in pension balances for the years ended December 31, 2010, 2009 and 2008.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Balance Sheets

The following table presents the consolidated balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	December 31, 2010			December 31, 2009(i)
	Canadian			Canadian
	GAAP	Differences	US GAAP	GAAP	Differences	US GAAP

Assets
Holding company cash, short term investments and marketable securities	1,540.7	–	1,540.7	1,251.6	–	1,251.6
Portfolio investments:
Common stocks(ii)	4,131.3	(326.0)	3,805.3	4,895.0	(186.8)	4,708.2
Investments, at equity(ii)	715.5	312.3	1,027.8	433.5	165.0	598.5
All other portfolio investments	17,135.0	–	17,135.0	14,750.1	–	14,750.1
Future income taxes(iii)	514.4	76.9	591.3	318.7	89.3	408.0
Goodwill and intangible assets(iv)(v)(vi)	949.1	(268.4)	680.7	438.8	(265.4)	173.4
All other assets	6,752.2	–	6,752.2	6,364.3	–	6,364.3

	31,738.2	(205.2)	31,533.0	28,452.0	(197.9)	28,254.1

Liabilities
Accounts payable and accrued liabilities(vii)	1,269.6	111.7	1,381.3	1,238.1	130.8	1,368.9
All other liabilities	21,567.6	–	21,567.6	19,312.9	–	19,312.9

	22,837.2	111.7	22,948.9	20,551.0	130.8	20,681.8

Mandatorily redeemable shares of TRG	158.6	–	158.6	164.4	–	164.4

Equity(i)(ii)(iii)(iv)(v)(vi)(vii)	8,742.4	(316.9)	8,425.5	7,736.6	(328.7)	7,407.9

	31,738.2	(205.2)	31,533.0	28,452.0	(197.9)	28,254.1

The difference in consolidated total equity was as follows:

	December 31, 2010			December 31, 2009(i)
			Non -			Non -
		Parent	controlling		Parent	controlling
	Total	company	interests	Total	company	interests

Total equity based on Canadian GAAP	8,742.4	8,696.6	45.8	7,736.6	7,619.0	117.6
Accumulated other comprehensive loss	(123.8)	(121.6)	(2.2)	(60.6)	(58.9)	(1.7)
Cumulative reduction in retained earnings under US GAAP	(193.1)	(193.1)	–	(268.1)	(268.1)	–

Total equity based on US GAAP	8,425.5	8,381.9	43.6	7,407.9	7,292.0	115.9

The difference in consolidated accumulated other comprehensive income (loss) was as follows:

	December 31, 2010			December 31, 2009
			Non -			Non -
		Parent	controlling		Parent	controlling
	Total	company	interests	Total	company	interests

Equity accounting(ii)	(3.2)	(3.2)	–	(3.7)	(3.7)	–
Northbridge step acquisitions(iv)	(22.3)	(22.3)	–	(7.1)	(7.1)	–
OdysseyRe step acquisition(v)	(104.2)	(104.2)	–	(18.3)	(18.3)	–
Pension liability adjustment(vii)	(34.8)	(31.8)	(3.0)	(37.6)	(35.1)	(2.5)
Related future income taxes	40.7	39.9	0.8	6.1	5.3	0.8

	(123.8)	(121.6)	(2.2)	(60.6)	(58.9)	(1.7)

Amounts recognized in accumulated other comprehensive income (loss) relating to defined benefit pension and other post retirement benefit plans consisted of:

	December 31, 2010			December 31, 2009
			Non -			Non -
		Parent	controlling		Parent	controlling
	Total	company	interests	Total	company	interests

Net actuarial loss	(40.1)	(36.7)	(3.4)	(44.7)	(41.6)	(3.1)
Prior service costs	2.8	2.4	0.4	3.5	2.9	0.6
Transitional amounts	2.5	2.5	–	3.6	3.6	–

Total	(34.8)	(31.8)	(3.0)	(37.6)	(35.1)	(2.5)

The cumulative reduction in retained earnings under US GAAP was as follows:

	December 31, 2010			December 31, 2009
			Non -			Non -
		Parent	controlling		Parent	controlling
	Total	company	interests	Total	company	interests

Recoveries on retroactive reinsurance(vii)	(58.9)	(58.9)	–	(69.2)	(69.2)	–
Equity accounting(ii)	3.4	3.4	–	(2.6)	(2.6)	–
Northbridge step acquisitions(iv)	(147.0)	(147.0)	–	(150.4)	(150.4)	–
OdysseyRe step acquisition(v)	(22.8)	(22.8)	–	(78.1)	(78.1)	–
Purchase price allocation on the acquisition of TIG Re (now part of OdysseyRe) in 1999(vi)	32.2	32.2	–	32.2	32.2	–

	(193.1)	(193.1)	–	(268.1)	(268.1)	–

(i)	The presentation under Canadian and US GAAP of non-controlling interests on the consolidated balance sheets and in the consolidated statements of net earnings was substantially harmonized following the adoption by the company of new Canadian GAAP accounting pronouncements related to business combinations and non-controlling interests on January 1, 2010 as described in note 2. Accordingly, certain comparative figures have been reclassified to conform to the presentation of non-controlling interests adopted under Canadian GAAP in the current year.

(ii)	Under Canadian GAAP, certain of the company’s investments of $63.6 ($54.5 at December 31, 2009) in partnership trusts that do not have a quoted price in an active market are accounted for on the cost basis. Under Canadian GAAP, the company’s investment of $262.4 ($132.3 at December 31, 2009) in limited partnerships whose fair value can be reliably measured are recorded in the consolidated balance sheet as common stocks designated as held for trading. For the investments in partnership trusts and limited partnerships described above, US GAAP requires the use of the equity method to account for such investments since the company’s equity interest in these investments is more than minor.

(iii)	The difference is comprised principally of deferred tax adjustments related to:

	December 31, 2010	December 31, 2009

Recoveries on retroactive reinsurance	31.6	37.2
Northbridge step acquisitions	23.8	29.3
OdysseyRe step acquisitions	12.8	13.3
Pension liability adjustment	8.3	5.9
Other	0.4	3.6

	76.9	89.3

(iv)	Under Canadian GAAP, the privatization of Northbridge was accounted for as two separate step acquisitions of the outstanding common shares of Northbridge. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of Northbridge recognized fair value adjustments to the

FAIRFAX FINANCIAL HOLDINGS LIMITED

assets and liabilities acquired and goodwill, as described in note 19. These fair value adjustments to assets and liabilities and goodwill are not recognized under US GAAP. As a result, an amount of $147.9 was charged to the cumulative reduction in retained earnings under US GAAP representing the excess of the cost of the acquisition of $546.4 over the carrying value of the non-controlling interest of $398.5.

(v)	Under Canadian GAAP, the privatization of OdysseyRe was accounted for as a step acquisition of the outstanding common shares of OdysseyRe. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of OdysseyRe recognized fair value adjustments to the assets and liabilities acquired and goodwill, as described in note 19. These fair value adjustments to assets and liabilities and goodwill are not recognized under US GAAP. As a result, an amount of $89.2 was charged to the cumulative reduction in retained earnings under US GAAP representing the excess of the cost of the acquisition of $1,017.0 and liabilities assumed related to the amendment of OdysseyRe’s employee compensation plans of $22.4 over the carrying value of the non-controlling interest of $950.2.

(vi)	Under Canadian GAAP, foreign exchange losses realized on foreign exchange contracts that hedged the acquisition funding for TIG Re in 1999 (now part of OdysseyRe) were included in the purchase price equation and recorded as goodwill. Under U.S. GAAP these foreign exchange contracts were not considered a hedge and as a result, the goodwill recognized under Canadian GAAP has been reclassified as a cumulative reduction in retained earnings under US GAAP.

(vii)	The difference is comprised of the unamortized deferred gain on retroactive reinsurance contracts of $90.5 ($106.4 at December 31, 2009) and the pension liability adjustment of $21.2 ($24.4 at December 31, 2009).

Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities.

US GAAP requires the recognition of a net asset or liability to report the funded status of a company’s defined benefit and other post retirement benefit plans on its balance sheet with an offsetting adjustment to accumulated other comprehensive income in total equity. There is no such requirement under Canadian GAAP.

Statements of Cash Flows

Under Canadian GAAP, the privatizations of Northbridge, OdysseyRe and Advent were presented in the consolidated statements of cash flows as investing activities. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions and are presented in the statement of cash flows as a financing activity. Accordingly, $1,618.5 of cash used in investing activities and classified as purchases of subsidiaries, net of cash acquired under Canadian GAAP, would be classified as financing activities under US GAAP in 2009. There were no other significant differences in the consolidated statements of cash flows under US GAAP as compared to Canadian GAAP for the years ended December 31, 2010, 2009 and 2008.

Accounting pronouncements adopted in 2010

On January 1, 2010, the company adopted Accounting Standards Update No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interests Entities (“ASU 2009-17”), which amended ASC Topic 810, Consolidation. The amendments replaced the previous quantitative risks and rewards approach for determining consolidation of a variable interest entity with an approach focused on identifying which enterprise has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity or the right to receive benefits from the entity. ASU 2009-17 also requires: reconsideration of whether an entity is a variable interest entity when any changes in fact and circumstances occur; ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity; and additional disclosures about an enterprise’s involvement in variable interest entities. The adoption of ASU

2009-17 did not have any significant impact on the company’s consolidated financial position or results of operations under US GAAP.

On January 1, 2010, the company adopted Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 requires disclosures about the transfers in and out of Levels 1 and 2 and information about purchases, sales, issuances and settlements for Level 3 activities. It also clarifies requirements for existing fair value disclosures with respect to the level of disaggregation required within the fair value hierarchy and inputs and valuation techniques used to measure fair value. The adoption of ASU 2010-06 did not have any significant impact on the company’s consolidated financial position or results of operations under US GAAP.

Accounting pronouncements to be adopted in 2011

On January 4, 2008, the U.S. Securities and Exchange Commission (“SEC”) adopted rules to accept from foreign private issuers in their filings with the SEC, financial statements prepared in accordance with IFRS without reconciliation to US GAAP. The amendments are applicable to financial statements for financial years ending after November 15, 2007 and interim periods within those years contained in the filings made after the effective date. Accordingly, the company will no longer provide a reconciliation of its financial results to US GAAP once the company changes over to IFRS for its interim and annual financial statements beginning January 1, 2011.

23.	Changes in Operating Assets and Liabilities

Changes in the company’s operating assets and liabilities for the years ended December 31 in the consolidated statements of cash flows were comprised as follows:

	2010	2009	2008

Provision for claims	(282.9)	(661.3)	24.8
Unearned premiums	(125.3)	(135.4)	(200.0)
Accounts receivable and other	616.1	75.1	302.5
Income taxes receivable	(176.5)	(25.1)	(10.4)
Recoverable from reinsurers	152.8	514.7	582.5
Funds withheld payable to reinsurers	8.3	(0.2)	(25.6)
Accounts payable and accrued liabilities	(202.7)	12.5	(146.0)
Income taxes payable	(46.2)	(579.4)	614.0
Other	46.5	34.3	50.9

Change in operating assets and liabilities	(9.9)	(764.8)	1,192.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 4, 2011 except as otherwise indicated)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company’s website www.fairfax.ca.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio – which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	Other non-GAAP measures included in the Capital Resources and Management section of this Management’s Discussion and Analysis of Financial Condition include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(5)	References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to Fairfax’s insurance and reinsurance operations do not include Fairfax’s runoff operations.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three years are shown in the table that follows (Other revenue comprises animal nutrition revenue earned by Ridley Inc. (“Ridley”)).

	2010	2009	2008

Net premiums earned
Insurance – Canada (Northbridge)	996.6	969.2	1,076.1
– U.S. (Crum & Forster and Zenith National)	1,000.1	781.3	1,005.0
– Asia (Fairfax Asia)	155.0	116.0	84.6
Reinsurance – OdysseyRe	1,885.7	1,927.4	2,076.4
Reinsurance and Insurance – Other	536.0	628.1	269.6
Runoff	7.2	–	17.4

	4,580.6	4,422.0	4,529.1
Interest and dividends	762.4	712.7	626.4
Net gains on investments	188.5	944.5	2,570.7
Excess of fair value of net assets acquired over purchase price	83.1	–	–
Other revenue	549.1	556.4	99.4

	6,163.7	6,635.6	7,825.6

Revenue in 2010 decreased to $6,163.7 from $6,635.6 in 2009, principally as a result of the significant year-over-year decrease in net gains on investments and a decline in other revenue related to Ridley, partially offset by increased net premiums earned, the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price

FAIRFAX FINANCIAL HOLDINGS LIMITED

recorded by Runoff related to the acquisition of General Fidelity Insurance Company (“GFIC”) and increased interest and dividend income. The increase in net premiums earned by the insurance and reinsurance operations in 2010 of 3.4% to $4,573.4 from $4,422.0 in 2009 reflected the consolidation of net premiums earned by Zenith National Insurance Corp. (“Zenith National”) and increased net premiums earned by Fairfax Asia and Northbridge (increased in U.S. dollar terms, but decreased 6.8% in Canadian dollars), partially offset by declines in net premiums earned by Reinsurance and Insurance – Other (principally Advent and Polish Re), Crum & Forster and OdysseyRe.

Interest and dividend income increased in 2010 relative to 2009 (by $49.7, or 7.0%) with the increase primarily reflecting the consolidation of interest and dividends earned by Zenith National and GFIC. Consolidated interest and dividend income in 2010 increased 2.0% to $727.2 from $712.7 in 2009 (after excluding $29.8 and $5.4 of interest and dividends recorded by Zenith National and GFIC respectively in 2010) primarily as the result of the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity earnings of investees, partially offset by increased investment expense incurred in connection with total return swaps.

Net gains on investments decreased significantly in 2010 compared to 2009 (by $756.0, or 80.0%), principally reflecting net mark-to-market losses of $936.6 and $170.9 related to short equity and equity index total return swaps and U.S. state and municipal bonds respectively, partially offset by net gains primarily related to common stocks and corporate and other bonds. The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings, the majority of which are carried at fair value with mark-to-market gains and losses recorded in other comprehensive income (loss) until realized or impaired. The net pre-tax impact on total equity of the company’s equity hedging program was a decrease of $51.4 in 2010 as indicated in the tabular analysis under the heading of Market Price Fluctuations in note 20 to the consolidated financial statements. Net losses on U.S. state and municipal bonds were comprised primarily of net mark-to-market losses arising from an increase in interest rates during 2010 (most notably in the fourth quarter) and were more than offset by net gains on corporate and other bonds.

The global insurance and reinsurance industry continued to experience challenging market and economic conditions. Consolidated gross premiums written in 2010 included the gross premiums written by Zenith National and GFIC (which were not included in 2009). Gross premiums written increased 1.5% in 2010 compared to 2009, (after excluding gross premiums written by Zenith National ($192.3) and GFIC ($0.4 of gross premiums returned) in 2010), with increases at Fairfax Asia, Northbridge (increased in U.S. dollar terms, but decreased 5.7% in Canadian dollars) and Crum & Forster, partially offset by decreases at Reinsurance and Insurance – Other (primarily decreases at Advent (reflecting Advent’s greater reinsurance-to-close premiums in 2009), Group Re and Polish Re, partially offset by the inclusion of Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”) and OdysseyRe.

Net premiums written by the insurance and reinsurance operations in 2010 increased by 3.7% or $159.6 from $4,286.6 in 2009, and principally reflected the consolidation of Zenith National ($186.1). Net premiums written by Northbridge measured in U.S. dollars increased by 6.1% (decreased 3.8% measured in Canadian dollar terms) during 2010 as a result of continuing weakness in commercial lines market conditions and Northbridge companies’ pricing discipline which resulted in unprofitable business being let go, as well as the planned strategic exit from certain lines of business and business written in catastrophe exposed regions. Continued growth in Crum & Forster’s specialty lines (principally accident and health and certain specialty lines at its Seneca division), partially offset by decreased writings of standard commercial property and casualty lines as a result of challenging U.S. commercial lines market conditions, industry-wide pricing weakness in casualty lines that affected both new and renewal business and downward pricing pressure on commercial property lines caused by excess industry capacity and lower catastrophe losses, resulted in an overall increase in net premiums written of 2.4% in 2010. Net premiums written by Zenith National continued to be affected by the impact of the weak economy on the payrolls of its insured customers, as well as competition and rate levels. Net premiums written by OdysseyRe decreased by 2.1% during 2010 as the result of the continuation in 2010 of the broad competitive pressures in the global reinsurance and insurance markets in which the divisions of OdysseyRe compete and the selective exiting from certain programs where rates were considered to be inadequate, partially offset by selective growth in certain property catastrophe, surety and energy lines of business. OdysseyRe’s net premiums written in 2010 decreased in its U.S. Insurance division (14.2%), EuroAsia division (2.6%) and Americas division (0.9%), partially offset by increased net premiums written of 13.3% in the London Market division.

Revenue in 2009 decreased to $6,635.6 from $7,825.6 in 2008, principally as a result of decreased net gains on investments and a 2.4% decline in net premiums earned, partially offset by the inclusion of Polish Re and the entire year’s revenues of Advent, the increase in Other revenue relating to Ridley and a 13.8% increase in interest and dividends. The decline in net premiums earned in 2009 reflected declines at Northbridge ($106.9, or 9.9%), Crum & Forster ($223.7, or 22.3%) and OdysseyRe ($149.0, or 7.2%), partially offset by increases at Fairfax Asia ($31.4, or 37.1%) and as a result of the inclusion of Polish Re ($83.3) and the entire year’s premiums of Advent ($289.6, including $91.3 related to reinsurance-to-close premiums).

Interest and dividend income increased in 2009 relative to 2008 (by $86.3, or 13.8%), primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on a tax-equivalent basis increased significantly in 2009 compared to 2008 (tax advantaged bond holdings of $4,550.2 as at December 31, 2009 compared to $4,104.6 as at December 31, 2008). Decreased net gains on investments reflected increased net gains related to bonds and decreased other than temporary impairments, offset by decreased net gains related to equity and equity index total return swaps and credit default swaps.

Consolidated gross premiums written in 2009 rose 0.6% relative to the prior year, primarily due to the inclusion of Advent ($386.1, including $110.0 of reinsurance-to-close premiums in the first quarter) and Polish Re ($88.4). Overall declines in net written and net earned premiums in 2009 reflected the impact of economic and competitive conditions, including the foreign currency translation effects of U.S. dollar appreciation year-over-year relative to other currencies (average rates of exchange), and were partially offset by the inclusion of the net written and net earned premiums of Polish Re and of Advent for the entire year. Net premiums written by Northbridge measured in U.S. dollars decreased by 15.5% (9.6% measured in Canadian dollar terms) as a result of the impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market conditions and increased competition for new and renewal business. The impact of the weak U.S. economy and Crum & Forster’s continuing disciplined response to the challenging market conditions, including increasing competition for new and renewal business and declining pricing, contributed to year-over-year declines in net premiums written in most lines of business (standard commercial property, general liability and commercial automobile lines, in particular), partially offset by growth in accident and health and certain specialty lines, resulting in overall decreases in net premiums written of 18.4% in 2009. OdysseyRe continued to experience broad competitive pressures during 2009 in the global reinsurance and insurance markets in which its divisions compete. Net premiums written declined 6.7% to $1,893.8 in 2009, with decreases in the London Market (17.0%), EuroAsia (6.4%), U.S. Insurance (4.9%) and the Americas divisions (3.9%). Net premiums written expressed in U.S. dollars for the EuroAsia and London Market divisions were reduced by the year-over-year strengthening of the U.S. dollar (average rates of exchange).

As presented in note 21 to the consolidated financial statements, on a geographic basis, United States, Canadian and International operations accounted for 48.5%, 25.6% and 25.9% respectively of net premiums earned in 2010 compared with 49.2%, 25.5% and 25.3% respectively in 2009 and 51.1%, 27.1% and 21.8% respectively in 2008.

Net premiums earned in 2010 compared with 2009 increased in International (6.2%), the United States (2.1%) and Canada (3.9% — measured in U.S. dollars). International net premiums earned in 2010 increased by $69.3, reflecting increases at Fairfax Asia (primarily as a result of increased motor, property and hull business activity) and OdysseyRe (primarily as a result of an increase of 16.4% in the London Market division, partially offset by a decrease of 4.1% in the EuroAsia division). Net premiums earned in the United States in 2010 increased by $45.2, reflecting the consolidation of net premiums earned by Zenith National, partially offset by decreased net premiums earned at Reinsurance and Insurance — Other (primarily at Advent reflecting lower reinsurance-to-close premiums received in 2010 compared to 2009) and the impact of the response of Crum & Forster to challenging U.S. insurance industry pricing conditions. The increase in Canadian net premiums earned from $1,128.4 in 2009 to $1,172.5 in 2010 was primarily attributable to increased net premiums earned at Northbridge of 5.2% measured in U.S. dollars (decreased 4.6% in Canadian dollar terms as a result of continuing weakness in commercial lines market conditions and Northbridge companies’ pricing discipline which resulted in unprofitable business being let go) and at OdysseyRe where business growth was reported across all lines, partially offset by decreased net premiums earned at Reinsurance and Insurance — Other.

Net premiums earned in 2009 compared with 2008 increased in International (13.4%) and declined in the United States (6.1%) and Canada (8.0% – measured in U.S. dollars). International net premiums earned in 2009 increased by $132.2, reflecting increases in Reinsurance and Insurance – Other primarily as a result of the inclusion of the net earned premiums of Polish Re and Advent for the entire year, partially offset by decreases at OdysseyRe ($86.7, representing decreases in the London Market and EuroAsia divisions). Net premiums earned in the United States in 2009 primarily included a $223.7 decrease at Crum & Forster, partially offset by a $153.5 increase in Reinsurance and

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance – Other as a result of the inclusion of the net earned premiums of Advent for the entire year. The decline in Canadian net premiums earned from $1,227.0 in 2008 to $1,128.4 in 2009 was primarily attributable to the impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market and increased competition for new and renewal business, and the weaker average Canadian dollar exchange rate relative to the U.S. dollar compared to 2008.

Other revenue in 2010 and 2009 of $549.1 and $556.4 respectively reflected the inclusion of the revenue of Ridley for the entire year compared to $99.4 in 2008, representing the revenue of Ridley since its consolidation in November 2008.

Net Earnings

The company’s sources of net earnings and combined ratios by business segment were as set out in the table that follows for the most recent three years. In August 2010, TIG Insurance Company (“TIG”), an indirect wholly-owned subsidiary of Fairfax, completed the acquisition of all of the outstanding shares of GFIC, a property and casualty insurance company based in the United States. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”). The operating results of GFIC and Syndicate 2112 since acquisition are included in the Runoff business segment. In May 2010, the company completed the acquisition of all of the outstanding shares of Zenith National, other than those common shares already owned by the company. The operating results of Zenith National since acquisition are included in the Insurance – U.S. business segment (formerly known as U.S. Insurance – Crum & Forster business segment prior to May 20, 2010). In March 2010, Fairfax Brasil, the company’s recently established wholly-owned insurance company, commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The operating results of Fairfax Brasil are included in the Reinsurance and Insurance – Other business segment (formerly known as the Reinsurance – Other business segment prior to January 1, 2010).

The 2009 results reflected the company’s 100% interest in Northbridge, 100% interest in OdysseyRe, 100% interest in Advent and include the results of operations of Polish Re. On January 7, 2009, the company commenced consolidation of Polish Re following the acquisition of a 100% interest in Polish Re. The results for Polish Re are included in the Reinsurance and Insurance – Other business segment. In February 2009, the company completed the acquisition of the 36.4% of the outstanding common shares of Northbridge not already owned by Fairfax. In October 2009, the company completed the acquisition of the 36.5% of the outstanding common shares of Advent not already owned by Fairfax. During the latter part of 2009, the company completed the acquisition of the 27.4% of the outstanding common shares of OdysseyRe not already owned by Fairfax. The foregoing transactions are described in further detail in note 19 to the consolidated financial statements.

In September 2008 the company commenced consolidation of Advent following an increase in the company’s investment in Advent, and in November 2008 the company commenced consolidation of Ridley following the acquisition of a 67.9% interest in Ridley.

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for its runoff operations, as well as the earnings contributions from Ridley. In that table, interest and dividends and net gains on investments on the consolidated statements of earnings are broken out so that those items are shown separately as they relate to the insurance and reinsurance operating results, and are included in Runoff and Corporate overhead and other as they relate to these segments.

	2010	2009	2008
			(1)(2)
Combined ratios
Insurance – Canada (Northbridge)	107.3%	105.9%	103.5%
– U.S. (Crum & Forster and Zenith National)	116.8%	104.1%	117.6%
– Asia (Fairfax Asia)	89.3%	82.6%	91.8%
Reinsurance – OdysseyRe	98.6%	96.7%	101.3%
Reinsurance and Insurance – Other	107.2%	98.1%	116.6%

Consolidated	105.2%	99.8%	106.2%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	(72.4)	(57.1)	(37.9)
– U.S. (Crum & Forster and Zenith National)	(168.2)	(32.0)	(177.2)
– Asia (Fairfax Asia)	16.6	20.2	6.9
Reinsurance – OdysseyRe	25.8	64.3	(27.7)
Reinsurance and Insurance – Other	(38.4)	11.9	(45.0)

Underwriting profit (loss)	(236.6)	7.3	(280.9)
Interest and dividends – insurance and reinsurance	603.4	557.0	476.1

Operating income	366.8	564.3	195.2
Net gains on investments – insurance and reinsurance	215.4	668.0	1,381.8
Runoff	143.5	31.2	392.6
Other (animal nutrition)	10.3	12.4	1.4
Interest expense	(195.4)	(166.3)	(158.6)
Corporate overhead and other	(188.9)	96.0	631.9

Pre-tax income	351.7	1,205.6	2,444.3
Income taxes	119.5	(214.9)	(755.6)

Net earnings	471.2	990.7	1,688.7

Attributable to:
Shareholders of Fairfax	469.0	856.8	1,473.8
Non-controlling interests	2.2	133.9	214.9

	471.2	990.7	1,688.7

(1)	Excluding the impact in 2008 of Crum & Forster’s lawsuit settlement in the first quarter and Crum & Forster’s reinsurance commutation loss in the second quarter, the combined ratios in 2008 were 106.7% and 103.8% for Crum & Forster and Fairfax consolidated respectively.

(2)	Prior to giving effect to the above-mentioned items affecting Crum & Forster and catastrophe losses related to Hurricanes Ike and Gustav, the Fairfax consolidated combined ratio in 2008 was 96.5%.

In 2010, the insurance and reinsurance operations reported an underwriting loss of $236.6 compared to an underwriting profit of $7.3 in 2009. The combined ratio of those operations in 2010 was 105.2% compared to 99.8% in 2009, with Northbridge, U.S. Insurance, Fairfax Asia, OdysseyRe and Reinsurance and Insurance – Other producing combined ratios of 107.3%, 116.8%, 89.3%, 98.6% and 107.2% respectively. Catastrophe losses negatively impacted 2010 underwriting results by 7.3 combined ratio points ($331.4 net of reinstatement premiums) compared to 3.8 combined ratio points ($165.6 net of reinstatement premiums) in 2009. Catastrophe losses in 2010 principally related to the impact of the Chilean earthquake ($137.2 net of reinstatement premiums, 3.0 combined ratio points)

FAIRFAX FINANCIAL HOLDINGS LIMITED

which affected the underwriting results of OdysseyRe ($86.5 net of reinstatement premiums), Advent ($35.5 net of reinstatement premiums) and Group Re ($15.2 net of reinstatement premiums). The 2010 underwriting loss also included attritional catastrophe losses at OdysseyRe, Group Re and Advent, the impact of the New Zealand earthquake (0.4 of a combined ratio point, $19.9 net of reinstatement premiums), Windstorm Xynthia, the Eastern European floods and the Haitian earthquake and the impact of the Deepwater Horizon loss ($36.8 net of reinstatement premiums, 0.8 combined ratio points). Prior to giving effect to the impact of the Deepwater Horizon loss and the Chilean earthquake losses, the combined ratio of the insurance and reinsurance operations was 101.4% in 2010. Catastrophe losses negatively impacted 2009 underwriting results by 3.8 combined ratio points ($165.6 net of reinstatement premiums) related primarily to storm activity in Europe and severe weather in the U.S. Underwriting results in 2010 included the benefit of 0.3 of a combined ratio point ($11.5) of net favourable development of prior years’ reserves principally at Advent, Fairfax Asia, OdysseyRe and Northbridge, partially offset by net adverse development of prior years’ reserves at Zenith National, Crum & Forster and Group Re. Underwriting results in 2009 included the benefit of 0.6 of a combined ratio point ($26.3) of net favourable development of prior years’ reserves principally at Crum & Forster, Northbridge, OdysseyRe and Fairfax Asia, partially offset by net adverse development at Group Re and Advent.

In 2010, the company reported net earnings attributable to shareholders of Fairfax of $469.0 ($21.41 per share, $21.31 per diluted share) compared to $856.8 ($43.99 per share, $43.75 per diluted share) in 2009. The year-over-year decrease in net earnings primarily reflected decreased net gains on investments, the significant underwriting losses resulting from the Chilean earthquake, the Deepwater Horizon loss and other attritional catastrophes and increased interest expense, partially offset by the benefit attributable to the corporate income tax recovery in 2010, the reduction in earnings attributable to non-controlling interests following the privatization of Northbridge and OdysseyRe during 2009, the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of GFIC, increased interest and dividend income and the reduced Runoff operating loss. Net gains on investments in 2010 of $188.5 (2009 – $944.5; 2008 – $2,570.7) were comprised as follows:

	2010	2009	2008

Net gains (losses) on investments:
Common stocks	476.5	239.0	35.7
Equity derivatives	(755.9)	224.3	2,061.1
Bonds	573.9	937.9	218.9
Preferred stocks	(13.8)	26.6	3.0
Other derivatives	26.4	(147.2)	1,305.7
Partial disposition of investee company	77.9	–	–
Provisions for other than temporary impairments	(33.7)	(340.0)	(1,011.8)
Foreign currency	(178.2)	(17.6)	(45.4)
Other	15.4	21.5	3.5

	188.5	944.5	2,570.7

Net gains on investments in 2010 included net mark-to-market losses of $936.6 related to short equity and equity index total return swaps (included in equity derivatives in the table above) which were partially offset by net gains on long equity total return swaps and equity warrants. The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings, the majority of which are carried at fair value with mark-to-market gains and losses recorded in other comprehensive income (loss) until realized or impaired. At December 31, 2010, equity hedges represented approximately 88.8% of the company’s equity and equity-related holdings ($6,854.5). The net pre-tax impact on total equity of the company’s equity hedging program was a decrease of $51.4 in 2010 as indicated in the tabular analysis under the heading of Market Price Fluctuations in note 20 to the consolidated financial statements. The year ended 2010 also included net mark-to-market losses of $170.9 on U.S. state and municipal bonds included in bonds in the table above. These were comprised primarily of net mark-to-market losses arising from an increase in interest rates during 2010 (most notably in the fourth quarter) and were more than offset by net gains on corporate and other bonds.

Operating expenses in 2010, 2009 and 2008 in the consolidated statement of earnings included only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses in 2010 included the operating expenses of Zenith National (which was not included in 2009 and

2008), Fairfax Brasil (which was not included in 2009 and 2008) and GFIC (which was not included in 2009 and 2008). The $21.0 increase in 2010 operating expenses compared to 2009 (after excluding $103.9 and $4.7 of operating expenses recorded by Zenith National and GFIC in 2010 respectively) related primarily to increased operating expenses at Northbridge (with the increase principally attributable to currency translation), OdysseyRe, Advent and the inclusion of the operating expenses of Fairfax Brasil, partially offset by decreased corporate overhead of Fairfax and subsidiary holding companies and decreased operating expenses at Crum & Forster and Runoff. Operating expenses in 2009 included the operating expenses of Advent (which was not included in the first eight months of 2008) and Polish Re (which was not included in 2008). The $25.8 decrease in 2009 operating expenses (after excluding the operating expenses for the first eight months of 2009 for Advent and for 2009 for Polish Re) related primarily to reduced corporate overhead expenses at Fairfax (primarily reflecting lower legal expense, partially offset by increased compensation expense) and decreased operating expenses at Northbridge, Crum & Forster and Runoff, partially offset by increased privatization-related corporate overhead expenses at OdysseyRe.

The insurance and reinsurance operations generated an underwriting profit of $7.3 and a combined ratio of 99.8% in 2009 compared to an underwriting loss of $280.9 and a combined ratio of 106.2% in 2008. Underwriting results in 2009 included the benefit of 0.6 of a combined ratio point ($26.3) of net favourable development of prior years’ reserves principally at Crum & Forster, Northbridge, OdysseyRe and Fairfax Asia, partially offset by net adverse development at Group Re and Advent. Underwriting results in 2008 included the impact of a reinsurance commutation in the second quarter by Crum & Forster ($84.2 pre-tax, representing 1.9 combined ratio points of adverse prior years’ reserve development) and the settlement of an asbestos-related lawsuit in the first quarter by Crum & Forster ($25.5 pre-tax, representing 0.6 of a combined ratio point of adverse prior years’ reserve development). Underwriting results in 2008 included the benefit of 0.3 of a combined ratio point ($14.2) of net favourable development of prior years’ reserve development, comprised of the 2.4 combined ratio points of adverse reserve development resulting from the Crum & Forster reinsurance commutation and lawsuit settlement, offset by 2.7 combined ratio points of otherwise net favourable reserve development primarily at Crum & Forster, Northbridge and OdysseyRe. Catastrophe losses, principally related to storm activity in Europe and severe weather in the U.S., contributed 3.8 combined ratio points ($165.6) to underwriting results in 2009, compared to the impact of 10.3 combined ratio points ($462.0) in 2008, primarily related to U.S. hurricanes, southern China snowstorms, European windstorms, Australian floods and the China earthquake.

Net earnings attributable to shareholders of Fairfax in 2009 were $856.8 ($43.99 per share, $43.75 per diluted share) compared to $1,473.8 ($80.38 per share, $79.53 per diluted share) in 2008. Net earnings in 2009 reflected improved underwriting profit as a result of reduced catastrophe losses in 2009 (after the significant U.S. hurricane losses in 2008), increased interest and dividend income and net gains on investments of $944.5 compared to net gains on investments of $2,570.7 in 2008.

The increase in common shareholders’ equity was primarily as a result of net earnings attributable to shareholders of Fairfax and the company’s first quarter equity issuance, partially offset by the net decrease in accumulated other comprehensive income (net decrease in unrealized gains on available for sale securities, partially offset by the net increase in foreign currency translation), and by dividends paid on common and preferred shares. Common shareholders’ equity at December 31, 2010 increased to $7,761.9 or $379.46 per basic share from $369.80 per basic share at December 31, 2009, representing an increase per basic share in 2010 of 2.6% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2010, or 5.3% adjusted to include that dividend).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment are set out in the tables that follow for the most recent three years. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains or losses on investments eliminates gains or losses on investment purchase and sale transactions within the consolidated group. Also included in corporate and other are net gains (losses) on investments arising on holding company cash, short term investments and marketable securities.

Year ended December 31, 2010

					Other
					Reinsurance			Other
			Fairfax		and	Ongoing		(animal		Corporate &
	Northbridge	U.S.	Asia	OdysseyRe	Insurance	Operations	Runoff	nutrition)	Intercompany	Other	Consolidated

Gross premiums written	1,299.9	1,078.3	353.2	2,167.3	628.0	5,526.7	2.8	–	(166.6)	–	5,362.9

Net premiums written	985.0	919.5	157.4	1,853.8	530.5	4,446.2	2.8	–	–	–	4,449.0

Net premiums earned	996.6	1,000.1	155.0	1,885.7	536.0	4,573.4	7.2	–	–	–	4,580.6

Underwriting profit (loss)	(72.4)	(168.2)	16.6	25.8	(38.4)	(236.6)	–	–	–	–	(236.6)
Interest and dividends	125.8	103.9	39.8	288.9	45.0	603.4	–	–	–	–	603.4

Operating income (loss) before:	53.4	(64.3)	56.4	314.7	6.6	366.8	–	–	–	–	366.8
Net gains (losses) on investments	55.7	122.5	(3.5)	(28.8)	72.9	218.8	98.7	–	(3.4)	–	314.1
Runoff(1)	–	–	–	–	–	–	44.8	–	–	–	44.8
Other (animal nutrition)	–	–	–	–	–	–	–	10.3	–	–	10.3
Interest expense	–	(30.7)	–	(30.5)	(4.5)	(65.7)	(3.2)	(0.6)	–	(125.9)	(195.4)
Corporate overhead and other	(15.4)	(7.7)	(2.4)	(31.3)	(3.1)	(59.9)	–	–	–	(129.0)	(188.9)

Pre-tax income (loss)	93.7	19.8	50.5	224.1	71.9	460.0	140.3	9.7	(3.4)	(254.9)	351.7
Income taxes											119.5

Net earnings											471.2

Attributable to:
Shareholders of Fairfax											469.0
Non-controlling interests											2.2

											471.2

(1)	Comprised of the $83.1 excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, partially offset by the Runoff operating loss of $38.3.

Year ended December 31, 2009

					Other
					Reinsurance			Other
			Fairfax		and	Ongoing		(animal		Corporate &
	Northbridge	U.S.	Asia	OdysseyRe	Insurance	Operations	Runoff	nutrition)	Intercompany	Other	Consolidated

Gross premiums written	1,250.5	863.8	285.8	2,195.0	688.3	5,283.4	1.1	–	(190.5)	–	5,094.0

Net premiums written	928.7	716.4	127.9	1,893.8	619.8	4,286.6	(0.5)	–	–	–	4,286.1

Net premiums earned	969.2	781.3	116.0	1,927.4	628.1	4,422.0	–	–	–	–	4,422.0

Underwriting profit (loss)	(57.1)	(32.0)	20.2	64.3	11.9	7.3	–	–	–	–	7.3
Interest and dividends	113.0	113.9	9.0	283.6	37.5	557.0	–	–	–	–	557.0

Operating income before:	55.9	81.9	29.2	347.9	49.4	564.3	–	–	–	–	564.3
Net gains (losses) on investments	94.4	229.1	17.8	353.6	(25.8)	669.1	129.2	–	(1.1)	–	797.2
Runoff	–	–	–	–	–	–	(98.0)	–	–	–	(98.0)
Other (animal nutrition)	–	–	–	–	–	–	–	12.4	–	–	12.4
Interest expense	–	(27.8)	–	(31.0)	(5.1)	(63.9)	–	(1.0)	–	(101.4)	(166.3)
Corporate overhead and other	(19.8)	(3.3)	(2.3)	(25.8)	(13.1)	(64.3)	–	–	–	160.3	96.0

Pre-tax income (loss)	130.5	279.9	44.7	644.7	5.4	1,105.2	31.2	11.4	(1.1)	58.9	1,205.6
Income taxes											(214.9)

Net earnings											990.7

Attributable to:
Shareholders of Fairfax											856.8
Non-controlling interests											133.9

											990.7

Year ended December 31, 2008

					Other
					Reinsurance			Other
			Fairfax		and	Ongoing		(animal		Corporate &
	Northbridge	U.S.	Asia	OdysseyRe	Insurance	Operations	Runoff	nutrition)	Intercompany	Other	Consolidated

Gross premiums written	1,452.1	1,019.6	227.0	2,294.5	245.8	5,239.0	12.6	–	(190.2)	–	5,061.4

Net premiums written	1,099.5	878.2	86.5	2,030.8	226.1	4,321.1	11.1	–	–	–	4,332.2

Net premiums earned	1,076.1	1,005.0	84.6	2,076.4	269.6	4,511.7	17.4	–	–	–	4,529.1

Underwriting profit (loss)	(37.9)	(177.2)	6.9	(27.7)	(45.0)	(280.9)	–	–	–	–	(280.9)
Interest and dividends	107.9	86.2	1.6	250.3	30.1	476.1	–	–	–	–	476.1

Operating income (loss) before:	70.0	(91.0)	8.5	222.6	(14.9)	195.2	–	–	–	–	195.2
Net gains (losses) on investments	25.7	605.7	3.0	740.1	28.1	1,402.6	499.8	–	(20.8)	–	1,881.6
Runoff	–	–	–	–	–	–	(107.2)	–	–	–	(107.2)
Other (animal nutrition)	–	–	–	–	–	–	–	1.4	–	–	1.4
Interest expense	–	(28.3)	–	(34.2)	(2.6)	(65.1)	–	(0.4)	–	(93.1)	(158.6)
Corporate overhead and other	(14.5)	(8.8)	(5.5)	(13.9)	(1.9)	(44.6)	–	–	–	676.5	631.9

Pre-tax income (loss)	81.2	477.6	6.0	914.6	8.7	1,488.1	392.6	1.0	(20.8)	583.4	2,444.3
Income taxes											(755.6)

Net earnings											1,688.7

Attributable to:
Shareholders of Fairfax											1,473.8
Non-controlling interests											214.9

											1,688.7

Segmented Balance Sheets

The company’s segmented balance sheets as at December 31, 2010 and 2009 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff, which excludes intercompany balances related to U.S. acquisition financing), prepared in accordance with Canadian GAAP and Fairfax’s accounting policies and basis of accounting. Accordingly, these segmented balance sheets differ from those published by Crum & Forster (at December 31, 2009), Zenith National and OdysseyRe primarily due to differences between Canadian and US GAAP and from those published by Advent primarily due to differences between Canadian GAAP and IFRS as adopted by the European Union. The segmented balance sheets of Northbridge, Zenith National, OdysseyRe, Advent, Polish Re, Runoff and Other (Ridley) also include purchase price adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

(b)	Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s business segments. Affiliated insurance and reinsurance balances, including premiums receivable, reinsurance recoverable, deferred premium acquisition costs, funds withheld payable to reinsurers, provision for claims and unearned premiums, are not shown separately but are eliminated in Corporate and Other.

(c)	Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under Canadian GAAP to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re, reinsurance between OdysseyRe and the primary insurers, and reinsurance related to pre-acquisition reinsurance arrangements), which affects recoverable from reinsurers, provision for claims and unearned premiums. The $1,659.9 ($1,412.4 at December 31, 2009) Corporate and Other long term debt as at December 31, 2010 consisted primarily of Fairfax debt of $1,498.1 ($1,236.9 at December 31, 2009), other long term obligations consisting of TIG trust preferred securities of $9.1 ($9.1 at December 31, 2009) and purchase consideration payable of $158.6 ($164.4 at December 31, 2009) related to the TRG acquisition (see note 11 to the consolidated financial statements).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2010

					Other
					Reinsurance
			Fairfax		and	Operating		Other (animal	Corporate
	Northbridge	U.S.	Asia	OdysseyRe	Insurance	Companies	Runoff	nutrition)	& Other	Consolidated

Assets
Holding company cash, short term investments and marketable securities	36.6	13.5	–	39.9	–	90.0	–	–	1,450.7	1,540.7
Accounts receivable and other	377.7	347.4	87.1	669.0	172.3	1,653.5	108.4	38.3	2.1	1,802.3
Income taxes receivable	98.4	35.4	–	50.5	2.8	187.1	5.8	–	23.9	216.8
Recoverable from reinsurers	1,119.5	1,145.6	278.5	1,113.3	132.3	3,789.2	1,103.6	–	(899.0)	3,993.8
Portfolio investments	3,302.3	4,491.4	693.2	8,400.5	1,741.1	18,628.5	2,998.6	1.1	353.6	21,981.8
Deferred premium acquisition costs	125.0	53.9	16.1	136.3	25.7	357.0	–	–	–	357.0
Future income taxes	26.9	93.7	–	192.5	35.0	348.1	597.8	1.7	(433.2)	514.4
Premises and equipment	12.1	48.0	7.7	8.0	5.8	81.6	1.3	85.2	29.5	197.6
Goodwill and intangible assets	233.7	511.1	5.5	156.0	18.4	924.7	–	21.9	2.5	949.1
Due from affiliates	235.5	–	1.7	192.5	0.1	429.8	17.7	–	(447.5)	–
Other assets	41.4	38.5	–	30.7	1.8	112.4	27.8	50.8	(6.3)	184.7
Investments in Fairfax affiliates	34.8	133.9	–	227.6	72.9	469.2	240.6	–	(709.8)	–

Total assets	5,643.9	6,912.4	1,089.8	11,216.8	2,208.2	27,071.1	5,101.6	199.0	(633.5)	31,738.2

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	2.2	–	2.2
Accounts payable and accrued liabilities	205.4	183.1	148.6	345.2	71.5	953.8	157.2	48.1	110.5	1,269.6
Income taxes payable	–	–	8.6	20.9	0.4	29.9	2.0	0.3	(6.8)	25.4
Short sale and derivative obligations	41.5	4.1	10.1	99.8	–	155.5	–	0.2	61.2	216.9
Due to affiliates	–	3.9	–	–	0.5	4.4	–	–	(4.4)	–
Funds withheld payable to reinsurers	37.8	266.1	37.9	43.9	–	385.7	19.7	–	(42.2)	363.2
Provision for claims	2,936.5	3,699.7	347.6	5,809.7	1,126.0	13,919.5	3,137.2	–	(786.4)	16,270.3
Unearned premiums	718.7	457.5	137.2	662.8	217.2	2,193.4	27.0	–	(99.5)	2,120.9
Future income taxes	1.2	8.4	2.6	–	0.3	12.5	–	22.4	(34.9)	–
Long term debt	–	344.8	–	485.2	93.0	923.0	143.8	0.6	1,659.9	2,727.3

Total liabilities	3,941.1	4,967.6	692.6	7,467.5	1,508.9	18,577.7	3,486.9	73.8	857.4	22,995.8

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,702.8	1,944.8	392.4	3,749.3	699.3	8,488.6	1,614.7	125.2	(1,531.9)	8,696.6
Non-controlling interests	–	–	4.8	–	–	4.8	–	–	41.0	45.8

Total equity	1,702.8	1,944.8	397.2	3,749.3	699.3	8,493.4	1,614.7	125.2	(1,490.9)	8,742.4

Total liabilities and total equity	5,643.9	6,912.4	1,089.8	11,216.8	2,208.2	27,071.1	5,101.6	199.0	(633.5)	31,738.2

Capital
Debt	–	344.8	–	485.2	93.0	923.0	143.8	0.6	1,659.9	2,727.3
Non-controlling interests	–	–	4.8	–	–	4.8	–	41.0	–	45.8
Investments in Fairfax affiliates	34.8	133.9	–	227.6	72.9	469.2	240.6	–	(709.8)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,668.0	1,810.9	392.4	3,521.7	626.4	8,019.4	1,374.1	84.2	(781.1)	8,696.6

Total capital	1,702.8	2,289.6	397.2	4,234.5	792.3	9,416.4	1,758.5	125.8	169.0	11,469.7

% of total capital	14.8%	20.0%	3.5%	36.9%	6.9%	82.1%	15.3%	1.1%	1.5%	100.0%

Segmented Balance Sheet as at December 31, 2009

					Other
					Reinsurance
			Fairfax		and	Operating		Other (animal	Corporate
	Northbridge	U.S.	Asia	OdysseyRe	Insurance	Companies	Runoff	nutrition)	& Other	Consolidated

Assets
Holding company cash, short term investments and marketable securities	27.4	2.5	–	83.0	–	112.9	–	–	1,138.7	1,251.6
Accounts receivable and other	377.3	206.2	54.6	733.9	153.4	1,525.4	229.2	39.1	11.3	1,805.0
Income taxes receivable	18.1	–	–	–	5.2	23.3	–	0.1	27.0	50.4
Recoverable from reinsurers	1,130.5	927.3	170.3	1,025.0	88.9	3,342.0	1,378.0	–	(901.4)	3,818.6
Portfolio investments	3,186.6	3,639.1	554.4	8,433.8	1,602.2	17,416.1	2,413.8	1.6	247.1	20,078.6
Deferred premium acquisition costs	122.4	50.1	13.5	161.8	24.2	372.0	–	–	–	372.0
Future income taxes	18.4	72.8	–	93.4	29.9	214.5	552.7	1.0	(449.5)	318.7
Premises and equipment	12.1	6.9	7.5	11.5	2.0	40.0	1.4	87.3	39.9	168.6
Goodwill and intangible assets	219.8	20.9	5.5	152.4	18.7	417.3	–	21.9	(0.4)	438.8
Due from affiliates	78.7	–	1.8	–	9.2	89.7	4.8	–	(94.5)	–
Other assets	10.9	13.8	–	33.2	1.2	59.1	25.1	54.1	11.4	149.7
Investments in Fairfax affiliates	33.0	104.5	–	138.5	69.1	345.1	309.6	–	(654.7)	–

Total assets	5,235.2	5,044.1	807.6	10,866.5	2,004.0	23,957.4	4,914.6	205.1	(625.1)	28,452.0

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	12.1	–	12.1
Accounts payable and accrued liabilities	166.2	152.2	105.1	434.4	25.9	883.8	177.2	45.5	131.6	1,238.1
Income taxes payable	10.0	11.1	7.5	31.5	–	60.1	1.2	0.1	9.5	70.9
Short sale and derivative obligations	–	–	–	40.8	–	40.8	7.2	0.3	8.9	57.2
Due to affiliates	–	1.5	–	13.0	0.3	14.8	–	–	(14.8)	–
Funds withheld payable to reinsurers	30.6	248.2	25.0	43.8	21.2	368.8	21.3	–	(35.2)	354.9
Provision for claims	2,802.2	2,672.4	218.0	5,507.8	1,090.8	12,291.2	3,265.7	–	(790.2)	14,766.7
Unearned premiums	713.8	297.8	116.6	691.2	196.2	2,015.6	–	–	(101.8)	1,913.8
Future income taxes	1.7	–	3.6	–	2.0	7.3	–	22.8	(30.1)	–
Long term debt	–	307.5	–	487.0	94.2	888.7	–	0.6	1,412.4	2,301.7

Total liabilities	3,724.5	3,690.7	475.8	7,249.5	1,430.6	16,571.1	3,472.6	81.4	590.3	20,715.4

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,510.7	1,353.4	327.8	3,617.0	573.4	7,382.3	1,442.0	123.7	(1,329.0)	7,619.0
Non-controlling interests	–	–	4.0	–	–	4.0	–	–	113.6	117.6

Total equity	1,510.7	1,353.4	331.8	3,617.0	573.4	7,386.3	1,442.0	123.7	(1,215.4)	7,736.6

Total liabilities and total equity	5,235.2	5,044.1	807.6	10,866.5	2,004.0	23,957.4	4,914.6	205.1	(625.1)	28,452.0

Capital
Debt	–	307.5	–	487.0	94.2	888.7	–	0.6	1,412.4	2,301.7
Non-controlling interests	–	–	4.0	69.1	–	73.1	–	44.5	–	117.6
Investments in Fairfax affiliates	33.0	104.5	–	138.5	69.1	345.1	309.6	–	(654.7)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,477.7	1,248.9	327.8	3,409.4	504.3	6,968.1	1,132.4	79.2	(560.7)	7,619.0

Total capital	1,510.7	1,660.9	331.8	4,104.0	667.6	8,275.0	1,442.0	124.3	197.0	10,038.3

% of total capital	15.0%	16.6%	3.3%	40.9%	6.6%	82.4%	14.4%	1.2%	2.0%	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Holding company cash, short term investments and marketable securities increased to $1,540.7 at December 31, 2010 from $1,251.6 at the end of 2009. Significant cash movements at the Fairfax holding company level during 2010 included the following inflows – the receipt of $286.0 (Cdn$290.8) of net proceeds on the issuance of Series I preferred shares, the receipt of $233.8 (Cdn$242.2) of net proceeds on the issuance of Series G preferred shares, the receipt of $181.4 (Cdn$193.5) of net proceeds on the issuance of Series E preferred shares, the receipt of $199.8 of net proceeds on the issuance of subordinate voting shares, the receipt of $267.1 (Cdn$272.5) of net proceeds on the issuance of 7.25% unsecured notes due 2020, taxes recovered of $168.6 and the receipt of $745.6 of dividends (comprised of a $136.0 ordinary and a $350.0 extraordinary dividend received from Crum & Forster and a $259.6 dividend received from Zenith National subsequent to its acquisition by the company) and the following outflows – the payment of $1.3 billion in respect of the company’s acquisition of Zenith National, the acquisition of 41.3% of Gulf Insurance for $217.1 and the payment of $232.2 of common and preferred share dividends. The carrying values of holding company short term investments and marketable securities vary with changes in the fair value of those securities.

Cash inflows of the holding company in 2009 included the receipt of $983.0 of net proceeds on the issuance of subordinate voting shares in the third quarter, the receipt of $358.6 of net proceeds on the issuance of unsecured senior notes in the third quarter, the receipt of $225.0 (Cdn$242.2) of net proceeds on the issuance of Series C preferred shares in the fourth quarter, and the receipt of $115.4 in cash dividends from subsidiaries during the year. Holding company cash, short term investments and marketable securities was further increased by $313.3 of investment income (including net investment gains recorded in net earnings and in other comprehensive income). Cash outflows of the holding company in 2009 included the payment of $1.0 billion in respect of the company’s privatization of OdysseyRe in the fourth quarter (as described in note 19 to the consolidated financial statements), the payment of $374.0 (Cdn$458.4) in respect of the company’s privatization of Northbridge in the first quarter (as described in note 19 to the consolidated financial statements), the payment of $143.8 in the fourth quarter to redeem Series A and B preferred shares, the payment of $157.5 in corporate income taxes during the year, the payment of $151.3 of common and preferred share dividends during the year, the $135.7 of cash used to repurchase the company’s common shares during the year, the investment of $66.4 to acquire a 15.0% equity interest in Alltrust Insurance Company of China Ltd. (“Alltrust”) in the third quarter, the $57.0 cash consideration paid in the first quarter to acquire Polish Re (as described in note 19 to the consolidated financial statements), the additional investment of $49.0 in Cunningham Lindsey Group Limited in the first quarter (in conjunction with that company’s acquisition of the international business of GAB Robins), the investment of $39.9 during the year in the start-up insurance operations of Fairfax Brasil, the repayment of $12.8 at maturity in the first quarter of the company’s 6.15% secured loan, and the holding company’s share of $12.3 in the third quarter privatization of Advent (as described in note 19 to the consolidated financial statements).

Accounts receivable and other decreased to $1,802.3 at December 31, 2010 from $1,805.0 at the end of 2009, with the decrease principally reflecting the collection of $99.0 in 2010 related to reinsurance commutations in Runoff completed during the third and fourth quarters of 2009 (as described in note 8 to the consolidated financial statements) and the effect of the decline in operating activity, partially offset by the acquisitions of Zenith National and GFIC.

Recoverable from reinsurers increased by $175.2 to $3,993.8 at December 31, 2010 from $3,818.6 at December 31, 2009, with the increase related primarily to the acquisition of Zenith National and GFIC, the effects of losses ceded to reinsurers related to the Chilean earthquake (principally by OdysseyRe) and business growth at Fairfax Asia, partially offset by continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

Income taxes receivable increased by $166.4 to $216.8 during 2010, as tax instalments paid exceeded estimated tax liabilities for the year and tax losses enabled certain entities to recover taxes paid in prior years.

Portfolio investments comprise investments carried at fair value and equity accounted investments (at December 31, 2010, the latter primarily included the company’s investments in ICICI Lombard, Gulf Insurance, Cunningham Lindsey Group and other partnerships and trusts), the aggregate carrying value of which was $21,981.8 at December 31, 2010 ($21,831.4 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2009 of $20,078.6 ($20,030.3 net of subsidiary short sale and derivative obligations). The net $1,801.1 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at December 31, 2010 compared to December 31, 2009 primarily reflected the consolidation of the investment portfolios of Zenith National and GFIC ($1.6 billion and $604.9 respectively at December 31, 2010), increased net unrealized gains on common stocks and the favourable impact of foreign currency translation, partially offset by increased unrealized losses on the company’s equity hedges, U.S. state and municipal fixed income securities and U.S. treasury securities and subsidiary uses of cash, funded by subsidiary portfolio investments, that included $351.2 of subsidiary corporate income tax payments and the payment of dividends to Fairfax. Major movements in portfolio investments in 2010 included increases of $269.1 in subsidiary cash and short term investments and an $829.9 increase in bonds, partially offset by a $763.7 decrease in common stocks. Investments, at equity, increased $282.0 (principally as the result of the acquisition of a 41.3% interest in Gulf Insurance) and derivatives and other invested assets increased $436.7 (principally related to the purchase of additional CPI-linked derivatives and increased mark-to-market gains on equity warrants and appreciation of CPI-linked derivatives).

Future income taxes represent amounts expected to be recovered in future years. The future income tax asset increased by $195.7 to $514.4 during 2010, with the change primarily attributable to increases in unrealized losses on investments held for trading, increases in foreign tax credits in the U.S. and the consolidation of the future income tax asset of GFIC, partially offset by the consolidation of the future income tax liability of Zenith National.

At December 31, 2010 the future income tax asset of $514.4 consisted of $179.3 related to operating and capital losses and $462.1 of temporary differences (which primarily represent income and expenses recorded in the consolidated financial statements but not yet included or deducted for income tax purposes), partially offset by a valuation allowance of $127.0. The tax-effected operating and capital losses (before valuation allowance) relate to losses in Canada of $24.6 (primarily related to the former Cunningham Lindsey companies and the Canadian holding company), losses in the U.S. of $22.8 (primarily related to the former Cunningham Lindsey companies in the U.S.) and losses of $131.9 in Europe. Management expects that the recorded future income tax asset will be realized in the normal course of operations. References to the former Cunningham Lindsey companies in Canada and in the U.S. are to certain companies which were retained by Fairfax following the disposition of its controlling interest in the operating companies of Cunningham Lindsey Group Inc. in 2007.

As at December 31, 2010, management has recorded a valuation allowance against operating and capital losses and certain temporary differences of $127.0, of which $12.7 related to losses in Canada, $94.5 related to all of the losses carried forward and temporary differences in Europe (excluding Advent) and $19.8 related to losses and tax credits in the U.S. The valuation allowances in Canada and in the U.S. relate primarily to the former Cunningham Lindsey companies. There were no valuation allowances related to the Canadian and U.S. insurance and reinsurance operating companies.

In determining the need for a valuation allowance, management primarily considers current and expected profitability of the companies. Management reviews the recoverability of the future income tax asset and the valuation allowance on a quarterly basis. The net temporary differences principally relate to insurance-related balances such as claims, unearned premiums and deferred premium acquisition costs, foreign tax credits at OdysseyRe, intangibles assets which arose on the privatization and acquisition transactions in 2009 and 2010 and investment-related balances such as realized and unrealized gains and losses. Such temporary differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.

Goodwill and intangible assets increased to $949.1 at December 31, 2010 from $438.8 at December 31, 2009. The $510.3 increase in goodwill and intangible assets in 2010 resulted from the Zenith National acquisition as described in note 19 to the consolidated financial statements, and foreign currency translation amounts related to the Northbridge and Polish Re goodwill and intangible assets. Consolidated goodwill of $572.1 ($249.3 at December 31, 2009) and intangible assets of $377.0 ($189.5 at December 31, 2009) (principally related to the value of customer and broker relationships and brand names) are comprised primarily of amounts arising on the acquisition of Zenith National during 2010, and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2010 and it was concluded that no impairment had occurred. The intended use, expected life and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The customer and broker relationships intangible assets are being amortized to net earnings over periods ranging from 8 to 20 years.

Provision for claims increased to $16,270.3 at December 31, 2010 from $14,766.7 at December 31, 2009. The net $1,503.6 increase related primarily to the acquisition of Zenith National and GFIC, the effects of the significant catastrophe losses incurred by OdysseyRe, Advent and Group Re in the first quarter of 2010, large losses incurred in the second quarter of 2010 related to the Deepwater Horizon losses (principally at OdysseyRe and Advent) and business growth at Fairfax Asia, partially offset by continued progress by Runoff and reduced underwriting activity at

FAIRFAX FINANCIAL HOLDINGS LIMITED

Crum & Forster as a result of the weak economic conditions, the softening underwriting cycle and competitive market conditions. Additional disclosure on the company’s claims reserves, on a consolidated basis and by operating segment, is found in the section entitled “Provision for Claims”.

Non-controlling interests declined in 2010 by $71.8 to $45.8 from $117.6 at December 31, 2009, with the decrease primarily attributable to the redemption by OdysseyRe of its outstanding Series A and Series B preferred shares not owned by it or other subsidiaries of the company, as described in note 12 to the consolidated financial statements. Prior to being called for redemption, OdysseyRe’s Series A and Series B preferred shares were classified as non-controlling interests in the consolidated balance sheets of the company. The non-controlling interests balance remaining at December 31, 2010 primarily relates to Ridley.

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations by segment for the most recent three years.

Canadian Insurance – Northbridge(1)

	2010	2009	2008

Underwriting profit (loss)	(72.4)	(57.1)	(37.9)

Combined ratio
Loss & LAE	74.8%	75.7%	75.2%
Commissions	12.0%	11.8%	10.7%
Underwriting expense	20.5%	18.4%	17.6%

	107.3%	105.9%	103.5%

Gross premiums written	1,299.9	1,250.5	1,452.1

Net premiums written	985.0	928.7	1,099.5

Net premiums earned	996.6	969.2	1,076.1

Underwriting profit (loss)	(72.4)	(57.1)	(37.9)
Interest and dividends	125.8	113.0	107.9

Operating income	53.4	55.9	70.0
Net gains on investments	55.7	94.4	25.7

Pre-tax income before interest and other	109.1	150.3	95.7

Net earnings	80.7	91.8	45.7

(1)	These results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments recorded by Fairfax related to the privatization of Northbridge. Excluding these purchase price adjustments, Northbridge’s 2010 and 2009 underwriting loss and combined ratio were $66.4 and $51.7, and 106.7% and 105.3% respectively.

The 2010 fiscal year produced an underwriting loss of $72.4 and a combined ratio of 107.3% compared to an underwriting loss of $57.1 and a combined ratio of 105.9% in 2009. Northbridge’s 2010 underwriting results were impacted by continuing weakness in commercial lines market conditions and Northbridge companies’ pricing discipline which resulted in unprofitable business being let go, as well as the planned strategic exit from certain lines of business and business written in catastrophe exposed regions. The combination of these factors resulted in a 6.8% decline in net premiums earned and upward pressure on the expense ratio in Canadian dollar terms. The underwriting expense ratios of 20.5% in 2010, compared to 18.4% in 2009 were impacted by lower net premiums earned and severance costs incurred in 2010. Underwriting results in 2010 included 2.1 combined ratio points ($21.0) of catastrophe losses primarily related to the effects of the Ontario tornado, flooding in the south and central United States, the hailstorms in Western Canada and the effects of Hurricane Igor. Catastrophe losses, primarily related to wind and flood activity, added 1.3 combined ratio points ($13.1) to 2009 underwriting results. The 2010 underwriting results included

0.1 of a combined ratio point ($1.2) of net favourable development principally attributable to net favourable development across most lines of coverage and accident years, partially offset by adverse development principally attributable to pre-1990 liability claims reserves in the small-to-medium account segment, increased claims reserves on certain discontinued programs and increased provisions for uncollectible reinsurance recoverables. Underwriting results in 2009 included 1.5 combined ratio points ($14.1) of net favourable development of prior years’ reserves, principally attributable to net favourable development of non-marine energy reserves in its large account segment, U.S. third party liability reserves in its transportation segment, and across most lines and accident years in its small-to-medium account segment, partially offset by adverse development of pre-2003 casualty and commercial auto liability claims and the impact on loss reserves of the imposition of an additional sales tax in certain Canadian provinces.

Underwriting results in 2009 deteriorated relative to 2008 results, with an underwriting loss of $57.1 and a combined ratio of 105.9% compared to an underwriting loss of $37.9 and a combined ratio of 103.5% in 2008. Underwriting results in 2008 included net losses of $25.2 related to Hurricane Ike. Northbridge’s 2009 underwriting results generally reflected the continuing weakness in commercial lines pricing and market conditions and the impact of economic conditions on Northbridge’s insured customers, and specifically included the impact of several large incurred losses in its small-to-medium account and trucking segments. Northbridge’s 2009 combined ratio was adversely affected, with a year-over-year increase in its underwriting expense ratio to 18.4% in 2009 from 17.6% in 2008, as a result of a 3.6% decline in net premiums earned and a 2.1% increase in general operating expenses in Canadian dollar terms. Underwriting results in 2009 included 1.5 combined ratio points ($14.1) of net favourable development of prior years’ reserves, principally attributable to net favourable development of non-marine energy reserves in its large account segment, U.S. third party liability reserves in its transportation segment, and across most lines and accident years in its small-to-medium account segment, partially offset by adverse development of pre-2003 casualty and commercial auto liability claims and the impact on loss reserves of the imposition of an additional sales tax in certain Canadian provinces. Underwriting results in 2008 included 5.9 combined ratio points ($63.3) of net favourable development of prior years’ reserves, principally attributable to better than expected development across most lines of business for the most recent accident years. Catastrophe losses, primarily related to wind and flood activity, added 1.3 combined ratio points ($13.1) in 2009 compared to 3.4 combined ratio points ($36.2, including $25.2 related to Hurricane Ike) in 2008.

The impact of underwriting actions undertaken by Northbridge including selective exiting from certain programs and reductions in catastrophe-exposed regions, and challenging industry and economic conditions, including increased competition for new and renewal business, partially offset by rate increases on renewal business, contributed to a 5.7% decline in gross premiums written during 2010 in Canadian dollar terms compared to 2009. Net premiums written decreased by 3.8% in 2010 in Canadian dollar terms compared to 2009. The impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market conditions and increased competition for new and renewal business contributed to a decline in gross premiums written during 2009 in Canadian dollar terms of 7.8% compared to 2008. Net premiums written decreased by 9.6% in 2009 in Canadian dollar terms compared to 2008.

Net gains on investments in 2010 of $55.7 (compared to net gains of $94.4 in 2009) included $181.9 of net gains on bonds (including $7.0 of net mark-to-market gains on U.S. state and municipal bonds) and $4.1 of net gains on preferred stocks, partially offset by $75.3 of net losses on common stocks and equity derivatives (including $129.6 of net mark-to-market losses related to the company’s equity hedges), $42.9 of net losses related to foreign currency and $5.3 of net losses related to CPI-linked and other derivatives. Net gains on investments of $94.4 in 2009 included $142.2 of net gains on bonds, $28.9 of net gains on common stocks and equity derivatives and $8.9 of net gains on preferred stocks, partially offset by $54.1 of other than temporary impairments recorded principally on common stocks and bonds and $33.1 of net losses related to foreign currency. A year-over-year decrease in net investment gains and the decline in underwriting results, partially offset by increased interest and dividends (primarily related to the effects of foreign currency translation) produced pre-tax income before interest and other of $109.1 in 2010, compared to a pre-tax income before interest and other of $150.3 in 2009.

Net gains on investments of $25.7 in 2008 (included $250.2 of net gains on common stocks and equity derivatives, $132.7 of net gains related to credit default swaps and $26.8 of net gains related to foreign currency, partially offset by $279.0 of other than temporary impairments recorded on common stocks and bonds and $104.9 of net losses on bonds). The impact of increased net gains on investments and interest and dividends, partially offset by the

FAIRFAX FINANCIAL HOLDINGS LIMITED

deterioration in underwriting results, contributed to increased pre-tax income before interest and other of $150.3 in 2009, compared to pre-tax income before interest and other of $95.7 in 2008.

Northbridge’s cash resources in 2010 increased by $12.1 compared to a decrease of $75.6 in 2009. Net cash used in operating activities in 2010 of $178.1 compared to $80.6 of net cash used in operating activities in 2009, with the year-over-year change primarily attributable to higher income tax payments and lower premiums collected, partially offset by lower non-claims expense payments.

Northbridge’s cash resources decreased by $75.6 in 2009, compared to a decline of $230.1 in 2008. Cash used in operating activities in 2009 was $80.6 compared to cash provided by operating activities of $144.0 in 2008, with the change primarily due to reduced underwriting cash flows.

Northbridge’s average annual return on average equity over the past 25 years since inception in 1985 was 15.3% at December 31, 2010 (15.7% at December 31, 2009) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2010 and 2009.

	2010	2009

Assets
Holding company cash, short term investments and marketable securities	36.6	27.4
Accounts receivable and other	377.7	377.3
Income taxes receivable	98.4	18.1
Recoverable from reinsurers	1,119.5	1,130.5
Portfolio investments	3,302.3	3,186.6
Deferred premium acquisition costs	125.0	122.4
Future income taxes	26.9	18.4
Premises and equipment	12.1	12.1
Goodwill and intangible assets	233.7	219.8
Due from affiliates	235.5	78.7
Other assets	41.4	10.9
Investment in Fairfax affiliates	34.8	33.0

Total assets	5,643.9	5,235.2

Liabilities
Accounts payable and accrued liabilities	205.4	166.2
Income taxes payable	–	10.0
Short sales and derivative obligations	41.5	–
Funds withheld payable to reinsurers	37.8	30.6
Provision for claims	2,936.5	2,802.2
Unearned premiums	718.7	713.8
Future income taxes	1.2	1.7

Total liabilities	3,941.1	3,724.5

Total equity	1,702.8	1,510.7

Total liabilities and total equity	5,643.9	5,235.2

Northbridge’s balance sheet in U.S. dollars (including Fairfax-level purchase price adjustments) as at December 31, 2010 compared to December 31, 2009 reflected the currency translation effect of the appreciation of the Canadian dollar relative to the U.S. dollar in 2010 (2010 year-end exchange rate of 1.0064 compared to 0.9539 at the end of 2009). Notable year-over-year changes in balance sheet accounts included portfolio investments, which increased in 2010 relative to 2009 as a result of the effect of foreign currency translation (portfolio investments in Canadian dollars declined slightly year-over-year), due from affiliates which increased in 2010 relative to 2009 as a result of increased intercompany loans from Northbridge to Fairfax and provision for claims which increased in 2010 relative to 2009 as a result of the effect of foreign currency translation (provision for claims in Canadian dollars decreased slightly year-over-year). The decrease in provision for claims (in Canadian dollars) at the end of 2010 compared to 2009, primarily related to the timing of claims payments and a decrease in incurred losses which followed reduced year-over-year business volumes as Northbridge let unprofitable business go in response to declining insurance pricing in the Canadian market. Although there was only a marginal decrease in reinsurance recoverables in U.S. dollar terms in 2010 compared to 2009, in Canadian dollars the decrease in reinsurance recoverables was more significant and primarily reflected the receipt of amounts owing from reinsurers combined with reduced ceded premiums as a result of Northbridge’s response to the challenging industry pricing conditions noted above. Total equity increased by $192.1, reflecting the effects of the growth in accumulated other comprehensive income (primarily as a result of unrealized foreign currency translation gains due to the appreciation of the Canadian dollar relative to the U.S. dollar and modest net unrealized appreciation of available for sale securities) and net earnings of $80.7. Excluding purchase accounting adjustments which arose on the privatization of Northbridge (principally related to goodwill and intangible assets), Northbridge’s total equity was $1,525.8 at December 2010 ($1,343.3 at December 31, 2009).

Northbridge’s investment in Fairfax affiliates as at December 31, 2010 consisted of:

Affiliate	% interest

Ridley	31.8

U.S. Insurance

	2010			2009	2008
	Crum &	Zenith		Crum &	Crum &
	Forster	National(1)	Total	Forster(1)	Forster(1)

Underwriting profit (loss)	(66.5)	(101.7)	(168.2)	(32.0)	(177.2)

Combined ratio
Loss & LAE	74.3%	89.2%	78.3%	69.2%	85.8%
Commissions	12.1%	9.9%	11.5%	11.8%	12.0%
Underwriting expense	22.7%	38.7%	27.0%	23.1%	19.8%

	109.1%	137.8%	116.8%	104.1%	117.6%

Gross premiums written	886.0	192.3	1,078.3	863.8	1,019.6

Net premiums written	733.4	186.1	919.5	716.4	878.2

Net premiums earned	731.2	268.9	1,000.1	781.3	1,005.0

Underwriting profit (loss)	(66.5)	(101.7)	(168.2)	(32.0)	(177.2)
Interest and dividends	74.1	29.8	103.9	113.9	86.2

Operating income (loss)	7.6	(71.9)	(64.3)	81.9	(91.0)
Net gains on investments	92.4	30.1	122.5	229.1	605.7

Pre-tax income (loss) before interest and other	100.0	(41.8)	58.2	311.0	514.7

Net earnings (loss)	64.2	(24.0)	40.2	212.7	315.1

(1)	These results differ from those published by Crum & Forster Holdings Corp. and Zenith National, primarily due to differences between Canadian and US GAAP and purchase accounting adjustments recorded by Fairfax related to the acquisition of Zenith National.

On May 20, 2010, the company commenced consolidating the assets, liabilities and results of operations of Zenith National following the completion of the acquisition of all of the outstanding common shares of Zenith National other than those common shares already owned by the company, as described in note 19 to the consolidated financial statements. Zenith National is engaged through its wholly-owned insurance subsidiaries (primarily Zenith Insurance Company) in the workers’ compensation insurance business across the United States. The operating results of Zenith National since acquisition are included in the U.S. Insurance business segment (formerly known as the U.S. Insurance – Crum & Forster business segment prior to May 20, 2010).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Crum & Forster

Crum & Forster’s reported underwriting loss of $66.5 and combined ratio of 109.1% in 2010 compared to an underwriting loss of $32.0 and a combined ratio of 104.1% in 2009 and generally reflected the continuation in 2010 of the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets, and underwriting actions undertaken by the company. The underwriting results in 2010 included 1.5 combined ratio points ($11.3) of net adverse development of prior years’ reserves, principally related to general liability lines and workers’ compensation for recent accident years and reserve strengthening related to two large prior year claims in general liability and surety lines, partially offset by net favourable emergence in umbrella lines and at Crum & Forster’s Seneca division. The underwriting results in 2009 included the benefit of 3.2 combined ratio points ($25.0) of net favourable development of prior years’ reserves, principally related to net favourable emergence in specialty lines and workers’ compensation, partially offset by net adverse development in commercial auto lines and latent claims. Crum & Forster’s combined ratio in 2010 included a modest year-over-year improvement in its expense ratio excluding commissions (22.7% in 2010, compared to 23.1% in 2009) as a result of a 6.4% decline in net premiums earned relative to a 7.8% decline in underwriting operating expenses (reflecting the benefit of actions taken by management to reduce operating expenses). Crum & Forster’s commission expense ratio of 12.1% in 2010, compared to 11.8% in 2009, reflected the competitive insurance market. Catastrophe losses of $3.2, primarily related to winter storm activity in the U.S. northeast, added 0.4 of a combined ratio point to 2010 underwriting results compared to $11.6 and 1.5 combined ratio points in 2009.

U.S. commercial lines market conditions continued to be challenging in 2010, and featured industry-wide pricing weakness in casualty lines (including general liability, automobile and workers’ compensation) affecting both renewals and new business. Commercial property lines also continued to experience downward pricing pressure in the fourth quarter of 2010 caused by excess industry capacity as financial markets stabilized and catastrophe losses remained low. Gross premiums written and net premiums written increased by 2.6% and 2.4% respectively in 2010 compared to 2009 primarily as the result of continued growth in specialty lines (principally accident and health and certain specialty lines at Crum & Forster’s Seneca division), partially offset by decreased writings of standard commercial property and casualty lines. Net premiums earned decreased by 6.4% in 2010 compared to 2009, reflecting the decline in net premiums written in 2009.

Crum & Forster reported an underwriting loss of $32.0 and a combined ratio of 104.1% in 2009 compared to an underwriting loss of $177.2 and a combined ratio of 117.6% in 2008 (including the impact of $74.3 of catastrophe losses attributable to Hurricanes Ike and Gustav, an $84.2 charge related to a second quarter reinsurance commutation and the $25.5 impact of a settlement of an asbestos-related lawsuit in the first quarter of 2008). The results in 2009 generally reflected the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets, and underwriting actions taken by the company. Crum & Forster’s 2009 combined ratio was adversely affected by a year-over-year deterioration in its expense ratio excluding commissions (23.1% in 2009, compared to 19.8% in 2008) as a result of the 22.3% decline in net premiums earned relative to a 5.8% decline in underwriting operating expenses. The underwriting results in 2009 included the benefit of 3.2 combined ratio points ($25.0) of net favourable development of prior years’ reserves, principally related to favourable emergence in specialty lines and workers’ compensation, partially offset by net adverse development in commercial auto and latent claims. The underwriting results in 2008 included 5.9 combined ratio points ($59.0) of net adverse prior years’ reserve development including the unfavourable impacts of the reinsurance commutation ($84.2 or 8.4 combined ratio points) and the lawsuit settlement ($25.5 or 2.5 combined ratio points), partially offset by otherwise net favourable prior years’ reserve development of 5.0 combined ratio points ($50.7), related primarily to workers’ compensation, umbrella and specialty lines. Catastrophe losses of $11.6 added 1.5 combined ratio points to the 2009 underwriting results compared to $93.7 and 9.3 combined ratio points in 2008 (primarily related to Hurricanes Ike and Gustav).

The effects of unfavourable pricing trends and market conditions in 2008, the impact of Hurricanes Ike and Gustav ($74.3, 7.4 combined ratio points) in the third quarter, the second quarter reinsurance commutation ($84.2, 8.4 combined ratio points) and the settlement of an asbestos-related lawsuit in the first quarter ($25.5, 2.5 combined ratio points) contributed to an unfavourable underwriting result for Crum & Forster in 2008, with an underwriting loss of $177.2 and a combined ratio of 117.6%. Prior to giving effect to the impact of the Hurricanes Ike and Gustav losses, the reinsurance commutation and the lawsuit settlement, Crum & Forster’s combined ratio in 2008 was 99.3%.

The impact of the weak U.S. economy and Crum & Forster’s continuing disciplined response to the challenging market conditions, including increasing competition for new and renewal business and declining pricing, contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business (standard commercial property, general liability and commercial automobile lines, in particular), partially offset by growth in accident and health and certain specialty lines, resulting in overall decreases in gross premiums written and net premiums written of 15.3% and 18.4% respectively for 2009 compared to 2008. Net premiums earned decreased by 22.3% in 2009 compared to 2008.

During 2010, Crum & Forster recorded net gains on investments of $92.4 (principally comprised of $101.7 of net gains on bonds (including $51.3 of net mark-to-market losses on U.S. state and municipal bonds) and $10.9 of net gains related to CPI-linked and other derivatives, partially offset by $7.8 of net losses on common stocks and equity derivatives (including $258.6 of net mark-to-market losses related to the company’s equity hedges), $8.1 of other than temporary impairments recorded on common stocks and $4.7 of net losses on preferred stocks) compared to $229.1 of net gains on investments in 2009 (including $240.6 of net gains on bonds and $106.2 of net gains on common stocks and equity derivatives, partially offset by $106.1 of other than temporary impairments recorded on common stocks and bonds and $9.8 of net losses related to credit default swaps and other derivatives). The year-over-year decline in net gains on investments, the impact of decreased interest and dividends (principally the result of increased investment expenses related to total return swaps and lower average portfolio investments held during 2010 compared to 2009) and an increased underwriting loss produced pre-tax income before interest and other of $100.0 in 2010 compared to pre-tax income before interest and other of $311.0 in 2009.

Crum & Forster recorded significantly lower net gains on investments of $229.1 in 2009 compared to net gains of $605.7 in 2008. Net gains on investments of $605.7 in 2008 included $418.0 of net gains on common stocks and equity derivatives, $289.1 of net gains related to credit default swaps and other derivatives and $95.6 of net gains on bonds, partially offset by $198.0 of other than temporary impairments recorded on common stocks and bonds. The significant year-over-year decline in net investment gains was partially offset by improved underwriting results and higher interest and dividends, and contributed to decreased pre-tax income before interest and other of $311.0 in 2009 compared to $514.7 in 2008.

Crum & Forster’s principal operating subsidiaries (United States Fire Insurance and North River Insurance) paid combined dividends in 2010 to their parent holding company of $510.0 (2009 – $138.4; 2008 – $511.3). The Crum & Forster holding company paid $486.0 of dividends (including a $350.0 extraordinary dividend) to Fairfax in 2010 compared to $115.0 in 2009 (2008 – $494.0). The dividends paid to Fairfax and decreased unrealized gains on available for sale investments, partially offset by the effect of net earnings, decreased Crum & Forster’s total equity to $854.4 at December 31, 2010 from $1,353.4 at December 31, 2009. Crum & Forster’s operating subsidiaries’ combined 2011 maximum dividend capacity is $133.1, which is not subject to prior regulatory approval for payment.

Crum & Forster’s cash resources in 2010 increased by $196.6 compared to an increase of $79.3 in 2009. Cash used in operating activities of $183.0 in 2010 compared to $402.4 of cash used in operating activities in 2009 with the improvement attributable to lower income tax payments, net paid losses and underwriting expense payments during 2010.

Crum & Forster’s cash resources increased by $79.3 in 2009, compared to a $718.2 decline in 2008. Cash used in operating activities in 2009 was $402.4 compared to cash provided by operations of $100.9 in 2008, with the year-over-year change primarily attributable to lower premium collections related to the decline in premiums written, higher income tax payments and steady or only modestly declining outlays for paid losses, ceded reinsurance costs and fixed operating expenses in 2009 and the impact of the $302.5 cash proceeds of the reinsurance commutation received in 2008.

Crum & Forster’s net income for the year ended December 31, 2010 produced a return on average equity of 5.8% (2009 – 17.7%). Crum & Forster’s cumulative net earnings since acquisition on August 13, 1998 have been $1,654.8, from which it has paid cumulative dividends to Fairfax of $1,721.6, and its annual return on average equity since acquisition has been 12.8% (2009 – 13.4%).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Zenith National

Zenith National reported an underwriting loss of $101.7 and combined ratio of 137.8% for the period of May 21, 2010 through December 31, 2010. The results reflect an accident year loss & LAE ratio of 80.1% and net adverse development of prior accident years’ reserves of $24.4 or 9.1 combined ratio points in the period of May 21 through December 31, 2010. Net premiums earned by Zenith National continued to be affected by the impact of the weak economy on the payrolls of its insured customers, as well as intense competition. Policies and insured payroll in-force declined 5.4% and 0.6%, respectively, in the twelve months ended December 31, 2010, which is an improvement from that experienced in the twelve months ended December 31, 2009 of 14.2% and 11.5%, respectively. Premium rates in California, Zenith National’s largest state, started to increase modestly during 2010, and are expected to continue to increase during 2011. Rates in Florida (Zenith National’s second largest state), declined during 2010 and are expected to increase by approximately 5% on 2011 policies.

During the period of May 21, 2010 through December 31, 2010, Zenith National’s pre-tax loss before interest and other of $41.8 was comprised of an underwriting loss of $101.7, partially offset by net gains on investments of $30.1 and interest and dividend income of $29.8. The $30.1 of net gains on investments was comprised of $21.2 of net gains on bonds (including $18.5 of net mark-to-market losses on U.S. state and municipal bonds), $4.1 of net gains on preferred stocks and $4.8 of net gains on common stocks.

Zenith National’s investment portfolio at December 31, 2010 consisted primarily of liquid securities, including cash resources of $83.3. Net cash of $60.6 was used in operating activities for the period May 21, 2010 through December 31, 2010 and included cash payments for acquisition-related expenses which were accrued in the opening Zenith National balance sheet as of May 20, 2010. Zenith National paid a dividend of $282.9 to Fairfax and its affiliates (of which $259.6 was paid to Fairfax) in June 2010. In June and September 2010, Zenith National repurchased, at par value, $13.0 and $7.0, respectively, of the aggregate principal amount of its outstanding debt securities, resulting in a $38.4 aggregate principal amount of Zenith National debt securities outstanding at December 31, 2010.

Set out below are the balance sheets for U.S. Insurance as at December 31, 2010 and 2009.

	2010			2009
	Crum &	Zenith		Crum &
	Forster	National(1)	Total	Forster(1)

Assets
Holding company cash, short term investments and marketable securities	1.4	12.1	13.5	2.5
Accounts receivable and other	185.4	162.0	347.4	206.2
Income taxes receivable	28.8	6.6	35.4	–
Recoverable from reinsurers	925.6	220.0	1,145.6	927.3
Portfolio investments	2,920.3	1,571.1	4,491.4	3,639.1
Deferred premium acquisition costs	49.6	4.3	53.9	50.1
Future income taxes	93.7	–	93.7	72.8
Premises and equipment	7.5	40.5	48.0	6.9
Goodwill and intangible assets	22.8	488.3	511.1	20.9
Other assets	13.1	25.4	38.5	13.8
Investments in Fairfax affiliates	133.9	–	133.9	104.5

Total assets	4,382.1	2,530.3	6,912.4	5,044.1

Liabilities
Accounts payable and accrued liabilities	126.0	57.1	183.1	152.2
Income taxes payable	–	–	–	11.1
Short sales and derivative obligations	4.1	–	4.1	–
Due to affiliates	2.6	1.3	3.9	1.5
Funds withheld payable to reinsurers	266.1	–	266.1	248.2
Provision for claims	2,526.3	1,173.4	3,699.7	2,672.4
Unearned premiums	295.8	161.7	457.5	297.8
Future income taxes	–	8.4	8.4	–
Long term debt	306.8	38.0	344.8	307.5

Total liabilities	3,527.7	1,439.9	4,967.6	3,690.7

Total equity	854.4	1,090.4	1,944.8	1,353.4

Total liabilities and total equity	4,382.1	2,530.3	6,912.4	5,044.1

(1)	These balance sheets differ from those published by Crum & Forster Holdings Corp. and Zenith National, primarily due to differences between Canadian and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Zenith National. Excluding these purchase accounting adjustments, Zenith National’s Canadian GAAP total equity was $687.2 at December 31, 2010.

Significant changes to the U.S. Insurance balance sheet as at December 31, 2010 as compared to December 31, 2009 primarily reflected the acquisition of a 100% interest in Zenith National which added $1,571.1 and $1,173.4 to portfolio investments and provision for claims respectively and the decreased level of underwriting activity in 2010 by Crum & Forster in response to challenging industry conditions in the U.S. commercial lines market. Portfolio investments at Crum & Forster decreased by $718.8, reflecting cash used in operating activities ($183.0) and dividends paid to Fairfax of $486.0, principally funded by net sales of portfolio investments. Total equity at Crum & Forster decreased by $499.0 primarily as a result of dividends paid to Fairfax of $486.0 and net unrealized losses on available for sale investments ($78.6, net of tax), partially offset by net earnings of $64.2. Total equity of the U.S. Insurance segment increased by $591.4 primarily as a result of the acquisition of Zenith National and net earnings of $40.2, partially offset by net unrealized losses on available for sale investments ($113.1, net of tax) and dividends paid to Fairfax and its affiliates of $768.9.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Crum & Forster’s investments in Fairfax affiliates as at December 31, 2010 consisted of:

Affiliate	% interest

TRG Holdings	1.4
Advent	17.5
OdysseyRe	8.8
Zenith National	2.0

During the second quarter of 2010, holders of Crum & Forster’s and Zenith National’s senior notes provided their consent to amend the indentures governing those notes to allow Crum & Forster and Zenith National to make available to senior note holders certain specified financial information and financial statements in lieu of the reports previously filed with the Securities and Exchange Commission (“SEC”) in prior periods. Accordingly, Crum & Forster and Zenith National are no longer subject to SEC reporting obligations.

Asian Insurance – Fairfax Asia

	2010	2009	2008

Underwriting profit	16.6	20.2	6.9

Combined ratio
Loss & LAE	77.6%	73.1%	81.5%
Commissions	1.4%	(1.7)%	(6.6)%
Underwriting expense	10.3%	11.2%	16.9%

	89.3%	82.6%	91.8%

Gross premiums written	353.2	285.8	227.0

Net premiums written	157.4	127.9	86.5

Net premiums earned	155.0	116.0	84.6

Underwriting profit	16.6	20.2	6.9
Interest and dividends	39.8	9.0	1.6

Operating income	56.4	29.2	8.5
Net gains (losses) on investments	(3.5)	17.8	3.0

Pre-tax income before interest and other	52.9	47.0	11.5

Net earnings	46.0	39.6	1.5

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Limited, 40.5%-owned Bangkok-based Falcon Insurance Public Company Limited and a 26% equity-accounted interest in Mumbai-based ICICI Lombard General Insurance Company Limited, India’s largest (by market share) private general insurer (the remaining 74% interest is held by ICICI Bank, India’s second largest commercial bank).

Fairfax Asia produced an underwriting profit of $16.6 and a combined ratio of 89.3% in 2010 compared to an underwriting profit of $20.2 and a combined ratio of 82.6% in 2009, with each of 2010 and 2009 reflecting favourable underwriting results at First Capital, partially offset by unfavourable results at Falcon. In 2010, increased motor, property and marine hull business activity at First Capital and Falcon resulted in a 23.6% increase in gross premiums written and a 23.1% increase in net premiums written. The results for 2010 included 6.4 combined ratio points ($10.0) attributable to net favourable development of prior years’ reserves, primarily related to workers’ compensation lines of business (compared to 7.0 combined ratio points ($8.1) of net favourable development in 2009). Fairfax Asia recorded net losses on investments in 2010 of $3.5 (including $8.8 of net losses related to foreign currency, partially offset by $2.8 of net gains on bonds and $2.3 of net gains on common stocks and equity derivatives (including $12.6 of net mark-to-market losses related to the company’s equity hedges)) compared to net gains of $17.8 in 2009 (including $9.8 of net gains on bonds and $10.6 of net gains on common stocks, partially offset by $1.1 of other than temporary impairments on common stocks and bonds). Increased interest and dividends (due to increased equity earnings of investees, principally ICICI Lombard and higher average portfolio investments held during 2010 compared to 2009), partially offset by the year-over-year decrease in net gains on investments and lower underwriting profit produced pre-tax income before interest and other of $52.9 in 2010 compared to pre-tax income before interest and other of $47.0 in 2009.

Fairfax Asia reported improved underwriting profit of $20.2 and a combined ratio of 82.6% in 2009 (underwriting profit of $6.9 and a combined ratio of 91.8% in 2008), reflecting favourable underwriting results at First Capital and unfavourable results at Falcon. Fairfax Asia produced an underwriting profit of $6.9 and a combined ratio of 91.8% in 2008, reflecting favourable underwriting results from First Capital, partially offset by unfavourable results from Falcon. Increased business activity in 2009 at First Capital and Falcon, principally relating to increased commercial auto and marine hull business, resulted in a 25.9% increase in gross premiums written and a 47.9% increase in net premiums written. The 2009 results included 7.0 combined ratio points ($8.1) of net favourable development of prior years’ reserves, primarily related to net favourable emergence at Falcon (compared to 4.0 combined ratio points ($3.4) of net unfavourable development in 2008 primarily related to workers’ compensation at Falcon). Increased interest and dividends in 2009 of $9.0 (compared to interest and dividends of $1.6 in 2008) primarily related to the effects of reinvestment in higher yielding fixed income securities. Significantly increased underwriting profit, increased interest and dividends (due to reinvestment of the portfolio into higher yielding fixed income securities) and net gains on investments in 2009 compared to 2008 resulted in increased pre-tax income before interest and other of $47.0 compared to $11.5.

As at December 31, 2010, the company had invested a total of $88.1 to acquire and maintain its 26% interest in ICICI Lombard and carried this investment at $94.2 using the equity method of accounting (fair value of $266.5 as disclosed in note 4 to the consolidated financial statements). The company’s investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the nine month period ended December 31, 2010, ICICI Lombard’s gross premiums written increased in Indian rupees by 28.3% over the comparable 2009 period, with a combined ratio (trade basis) of 102.1% on an Indian GAAP basis. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2010, including highly competitive pricing as a result of the phasing out (begun in 2007) of regulatory price controls. With a 10.1% market share, 4,170 employees and 315 offices across India, ICICI Lombard is India’s largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

Set out below are the balance sheets for Fairfax Asia as at December 31, 2010 and 2009:

	2010	2009

Assets
Accounts receivable and other	87.1	54.6
Recoverable from reinsurers	278.5	170.3
Portfolio investments	693.2	554.4
Deferred premium acquisition costs	16.1	13.5
Premises and equipment	7.7	7.5
Goodwill and intangible assets	5.5	5.5
Due from affiliates	1.7	1.8

Total assets	1,089.8	807.6

Liabilities
Accounts payable and accrued liabilities	148.6	105.1
Income taxes payable	8.6	7.5
Short sales and derivative obligations	10.1	–
Funds withheld payable to reinsurers	37.9	25.0
Provision for claims	347.6	218.0
Unearned premiums	137.2	116.6
Future income taxes	2.6	3.6

Total liabilities	692.6	475.8

Total equity	397.2	331.8

Total liabilities and total equity	1,089.8	807.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

Significant changes to Fairfax Asia’s balance sheet as at December 31, 2010 compared to December 31, 2009, reflected increased business activity during 2010 and included increased portfolio investments, recoverable from reinsurers, provision for claims and unearned premiums. In addition, recoverable from reinsurers and provision for claims were impacted by increased losses in motor, property and marine hull business lines during 2010. Total equity increased primarily as a result of net earnings of $46.0 and unrealized foreign currency translation gains due to the appreciation of the Singapore dollar relative to the U.S. dollar, partially offset by modest net unrealized depreciation of available for sale securities.

Reinsurance – OdysseyRe(1)

	2010	2009	2008

Underwriting profit (loss)	25.8	64.3	(27.7)

Combined ratio
Loss & LAE	69.8%	67.6%	72.7%
Commissions	18.4%	19.5%	20.1%
Underwriting expense	10.4%	9.6%	8.5%

	98.6%	96.7%	101.3%

Gross premiums written	2,167.3	2,195.0	2,294.5

Net premiums written	1,853.8	1,893.8	2,030.8

Net premiums earned	1,885.7	1,927.4	2,076.4

Underwriting profit (loss)	25.8	64.3	(27.7)
Interest and dividends	288.9	283.6	250.3

Operating income	314.7	347.9	222.6
Net gains (losses) on investments	(28.8)	353.6	740.1

Pre-tax income before interest and other	285.9	701.5	962.7

Net earnings	225.3	486.9	613.9

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP and purchase accounting adjustments recorded by Fairfax related to the privatization of OdysseyRe.

During the fourth quarter of 2009, the company completed the acquisition of the outstanding common shares of OdysseyRe not already owned by Fairfax, as described in note 19 to the consolidated financial statements.

In 2010, OdysseyRe reported an underwriting profit of $25.8 and a combined ratio of 98.6%, compared to an underwriting profit of $64.3 and a combined ratio of 96.7% in 2009. The 2010 combined ratio included 11.6 combined ratio points ($217.8 net of reinstatement premiums) related to current period catastrophe losses, principally related to the Chilean earthquake (4.6 combined ratio points, $86.5 net of reinstatement premiums), the New Zealand earthquake, Windstorm Xynthia, the Eastern European floods and the Haitian earthquake. The combined ratio in 2010 included 1.6 combined ratio points ($30.7 net of reinstatement premiums) related to the Deepwater Horizon loss. Underwriting results in 2009 included the impact of catastrophe losses of 6.1 combined ratio points ($116.1 net of reinstatement premiums) principally related to storm activity and flooding in Europe and Turkey. The 2010 underwriting results included 0.2 of a combined ratio point ($3.6) attributable to net favourable prior period reserve development, comprised of net favourable development in the U.S. Insurance, London Market and EuroAsia divisions, partially offset by net adverse development in the Americas division related to pre-2002 casualty reserves. OdysseyRe’s results in 2009 were favourably impacted by 0.6 of a combined ratio point ($11.3) of net favourable prior period reserve development, comprised of net favourable development in the EuroAsia, London Market and U.S. Insurance divisions, partially offset by a strengthening of asbestos reserves in the Americas division. OdysseyRe’s combined ratio for 2010 was adversely affected by a year-over-year deterioration in its underwriting expense ratio (10.4% in 2010, compared to 9.6% in 2009) as a result of the 2.2% decline in net premiums earned relative to a 5.4% increase in underwriting operating expenses, primarily the result of infrastructure investments within the U.S. Insurance division, increased compensation costs (including pension costs) and net increases in provisions for uncollectible balances.

Improved underwriting performance in 2009 produced underwriting profit of $64.3 and a combined ratio of 96.7%, compared to an underwriting loss of $27.7 and a combined ratio of 101.3% in 2008. Underwriting results in 2009 included the impact of catastrophe losses of 6.1 combined ratio points ($116.1), principally related to storm activity and flooding in Europe and Turkey, and 11.8 combined ratio points ($242.2) in 2008 primarily related to Hurricanes Ike and Gustav in the U.S., the southern China snowstorms, windstorm Emma in central Europe, flood losses in eastern Australia and the China earthquake. OdysseyRe’s 2009 results were favourably impacted by 0.6 of a combined ratio point ($11.3) of net favourable reserve development, comprised of net favourable development in the EuroAsia, London Market and U.S. Insurance divisions, partially offset by a strengthening of asbestos reserves in the Americas division. OdysseyRe’s results in 2008 were favourably impacted by 0.5 of a combined ratio point ($10.1) of prior years’ reserve development (net favourable development in the U.S. Insurance, EuroAsia and London Market divisions, partially offset by net adverse development in the Americas division).

Gross premiums written in 2010 decreased modestly by 1.3% to $2,167.3 from $2,195.0 primarily as a result of the continuation of the broad competitive pressures in the global reinsurance and insurance markets in which the divisions of OdysseyRe compete. Net premiums written in 2010 decreased 2.1% to $1,853.8 from $1,893.8 and net premiums earned decreased 2.2% to $1,885.7 from $1,927.4. Gross premiums written in 2010 declined in the EuroAsia (3.7%), U.S. Insurance (0.9%) and London Market (1.1%) divisions and increased in the Americas division (0.2%). Declines in gross premiums written in the EuroAsia division reflected the challenging pricing environment and the year-over-year strengthening of the U.S. dollar relative to the euro. The U.S. Insurance division was affected by soft market conditions in its financial products and auto lines, partially offset by selective growth in its energy lines of business. Declines in gross premiums written by the London Market division principally related to the timing of the renewals of certain reinsurance contracts. Increased gross premiums written by the Americas division resulted from selective growth in certain property catastrophe lines of business, partially offset by the effect of the competitive market conditions on the casualty treaty business of the Americas division.

OdysseyRe’s gross premiums written declined 4.3% to $2,195.0 in 2009 compared to 2008. Net premiums written declined 6.7% to $1,893.8 in 2009, and net premiums earned declined 7.2% to $1,927.4. Gross premiums written in 2009 declined in the London Market (10.2%), EuroAsia (6.3%) and Americas (3.9%) divisions, and increased in the U.S. Insurance division (1.4%). Premiums written expressed in U.S. dollars for the EuroAsia and London Market divisions were reduced by the year-over-year appreciation of the average 2009 U.S. dollar exchange rate. Declines in the Americas division reinsurance premiums reflected increasing client retentions and softening pricing in reinsurance markets, while insurance premiums were affected by planned reductions in certain of the U.S. Insurance division’s lines of business (including non-standard personal auto) and by increased competition in its medical professional liability segment. The EuroAsia division reported modestly increased written premiums in 2008, primarily as a result of a system change in the reinsurance premium process (which had no impact on earned premiums). Decreased written premiums in the Americas and U.S. Insurance divisions were partially offset by the increase in the EuroAsia division and by increases in premiums written by the London Market division, which experienced growth in its professional liability business.

Interest and dividend income in 2010 increased 1.9% compared to 2009, primarily reflecting increased yield and the larger average size of the investment portfolio held during 2010 compared to 2009, partially offset by increased expenses incurred in connection with total return swaps. OdysseyRe reported net investment losses of $28.8 in 2010 (including $129.3 of net losses related to foreign currency, $49.1 of net losses on common stocks and equity derivatives (including $327.9 of net mark-to-market losses related to the company’s equity hedges), $17.9 of other than temporary impairments recorded on common stocks and bonds and $6.3 of net losses related to preferred stocks, partially offset by $165.3 of net gains on bonds (including $84.7 of net mark-to-market losses on U.S. state and municipal bonds) and $11.8 of net gains related to CPI-linked and other derivatives) compared to net investment gains of $353.6 in 2009 (including $394.6 of net gains on bonds, $99.0 of net gains on common stocks and equity derivatives and $7.3 of net gains on preferred stocks, partially offset by $119.1 of other than temporary impairments recorded on common stocks and bonds and $31.3 of net losses related to credit default swaps and other derivatives). The decline in net gains on investments and decreased underwriting profitability, partially offset by increased interest and dividends, produced pre-tax income before interest and other of $285.9 in 2010 compared to $701.5 in 2009.

Interest and dividend income in 2009 increased 13.3% compared to 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of the sale of lower yielding government debt securities. Net gains on investments of

FAIRFAX FINANCIAL HOLDINGS LIMITED

$353.6 in 2009 (compared to net gains of $740.1 in 2008) included $394.6 of net gains on bonds, $99.0 of net gains on common stocks and equity derivatives and $7.3 of net gains on preferred stocks, partially offset by $119.1 of other than temporary impairments recorded on common stocks and bonds and $31.3 of net losses related to credit default swaps and other derivatives. Net gains on investments of $740.1 in 2008 included $554.6 of net gains on common stocks and equity derivatives, $352.2 of net gains related to credit default swaps, and $233.2 of net gains on bonds, partially offset by $370.1 of other than temporary impairments recorded on common stocks and bonds and $33.4 of net losses related to foreign currency. This decline in net investment gains, partially offset by increased underwriting profit and interest and dividend income, produced pre-tax income before interest and other of $701.5 in 2009 compared to $962.7 in 2008.

Cash resources at OdysseyRe increased by $124.9 to $1,066.4 during 2010. Net cash provided by operating activities in 2010 of $273.3 compared to net cash used in operating activities of $1.3 in 2009, with the year-over-year change primarily attributable to higher income tax payments in 2009 (substantially related to significant investment gains realized in 2008) and increased underwriting cash flows in 2010.

OdysseyRe’s cash resources increased in 2009 by $185.7 and decreased in 2008 by $142.2. Cash used in operating activities in 2009 was $1.3 compared to $107.6 of cash provided by operating activities in 2008, with the change primarily attributable to higher income tax payments (substantially related to significant investment gains realized in 2008) and decreased underwriting cash flows, including higher paid losses and lower premiums collections.

Set out below are the balance sheets for OdysseyRe as at December 31, 2010 and 2009:

	2010(1)	2009(1)
Assets
Holding company cash, short term investments and marketable securities	39.9	83.0
Accounts receivable and other	669.0	733.9
Income taxes receivable	50.5	–
Recoverable from reinsurers	1,113.3	1,025.0
Portfolio investments	8,400.5	8,433.8
Deferred premium acquisition costs	136.3	161.8
Future income taxes	192.5	93.4
Premises and equipment	8.0	11.5
Goodwill and intangible assets	156.0	152.4
Due from affiliates	192.5	–
Other assets	30.7	33.2
Investments in Fairfax affiliates	227.6	138.5

Total assets	11,216.8	10,866.5

Liabilities
Accounts payable and accrued liabilities	345.2	434.4
Income taxes payable	20.9	31.5
Short sale and derivative obligations	99.8	40.8
Due to affiliates	–	13.0
Funds withheld payable to reinsurers	43.9	43.8
Provision for claims	5,809.7	5,507.8
Unearned premiums	662.8	691.2
Long term debt	485.2	487.0

Total liabilities	7,467.5	7,249.5

Total equity	3,749.3	3,617.0

Total liabilities and total equity	11,216.8	10,866.5

(1)	These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe’s Canadian GAAP total equity was $3,643.6 at December 31, 2010 ($3,512.6 at December 31, 2009).

Changes in OdysseyRe’s balance sheet as at December 31, 2010 compared to December 31, 2009 reflected the effects of the appreciation of the Canadian dollar and the depreciation of the other currencies in which OdysseyRe’s divisions conduct significant business (including the British pound sterling and euro) relative to the U.S. dollar. Despite a decline in written and earned premiums in 2010 compared to 2009, OdysseyRe’s provision for claims increased principally due to significant catastrophe and large losses incurred during 2010, partially offset by the effects of foreign currency translation (principally related to claims liabilities denominated in the British pound sterling and euro). Recoverable from reinsurers increased as a result of recoveries related to catastrophe losses combined with increased reinsurance cessions principally related to increased direct premiums written by OdysseyRe’s U.S. Insurance division. Portfolio investments decreased by $33.3 to $8,400.5, reflecting net investment losses and net depreciation of available for sale securities (principally bonds). Future income taxes increased primarily as a result of foreign tax credits which are available to reduce U.S. income taxes payable in future periods and increased unrealized losses on investments. The income taxes receivable balance arose principally as a result of 2010 tax instalments paid which exceeded the actual estimates of OdysseyRe’s 2010 U.S. tax liability primarily due to fourth quarter losses for tax purposes. Total equity increased by $132.3 to $3,749.3 primarily as a result of net earnings ($225.3), partially offset by a $31.3 decrease in accumulated other comprehensive income (principally net unrealized depreciation of available for sale bonds) and the effect of preferred shares repurchased during 2010 ($69.3).

OdysseyRe’s investments in Fairfax affiliates as at December 31, 2010 consisted of:

Affiliate	% interest

TRG Holdings	13.0
Fairfax Asia	26.2
Advent	21.7
Zenith National	6.2

During the third quarter of 2010, holders of OdysseyRe’s senior notes provided their consent to amend the indenture governing those senior notes to allow OdysseyRe to make available to senior note holders certain specified financial information and financial statements in lieu of the reports filed with the SEC in prior periods. In addition, during the third quarter of 2010, OdysseyRe called for redemption all of its outstanding Series A and Series B preferred shares not owned by it or by other subsidiaries of the company, as described in note 12 to the consolidated financial statements. Accordingly, OdysseyRe will no longer be subject to SEC reporting requirements.

Reinsurance and Insurance – Other

In March 2010, the company’s recently established, wholly-owned insurer, Fairfax Brasil commenced writing commercial property and casualty insurance in Brazil. The results of Fairfax Brasil are included in the Reinsurance and Insurance – Other business segment (formerly known as the Reinsurance – Other business segment prior to January 1, 2010). In the first quarter of 2009, the company acquired a 100% interest in Polish Re, and Polish Re’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. In the latter part of 2008, the company increased its investment in Advent to 66.7% and commenced consolidation of Advent’s assets and liabilities and results of operations in the third quarter of 2008. In October 2009, the company completed the acquisition of the 36.5% of the outstanding common shares of Advent not already owned by Fairfax. These transactions are described in greater detail in note 19 to the consolidated financial statements.

CRC Re (formerly CRC (Bermuda) prior to its redomestication to Barbados effective January 4, 2011) and Wentworth may participate in certain of the reinsurance programs of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers, consistent with the company’s objective of retaining more business for its own account during periods of favourable market conditions. That participation and, since 2004, certain third party business of CRC Re and Wentworth is reported as “Group Re”. Group Re’s activities are managed by Fairfax. Group Re’s cumulative pre-tax

FAIRFAX FINANCIAL HOLDINGS LIMITED

income, since its inception in 2002 to 2010 inclusive and including business derived from Fairfax subsidiaries and third party insurers and reinsurers, was $226.5, notwithstanding its hurricane-related $80.0 pre-tax loss in 2005.

	2010						2009
				Fairfax	Inter-					Inter
	Group Re	Advent(1)	Polish Re	Brasil	company	Total	Group Re	Advent(1)	Polish Re	company	Total

Underwriting profit (loss)	(8.2)	(18.0)	(3.0)	(9.2)	–	(38.4)	(10.3)	21.6	0.6	–	11.9

Combined ratio
Loss & LAE	76.9%	69.4%	79.3%	–	–	74.4%	77.5%	71.2%	76.3%	–	74.4%
Commissions	24.8%	22.9%	17.0%	–	–	23.0%	25.2%	14.1%	18.4%	–	19.2%
Underwriting expense	1.6%	16.1%	8.1%	–	–	9.8%	1.3%	7.2%	4.5%	–	4.5%

	103.3%	108.4%	104.4%	–	–	107.2%	104.0%	92.5%	99.2%	–	98.1%

Gross premiums written	243.3	318.9	81.7	35.0	(50.9)	628.0	263.7	386.1	88.4	(49.9)	688.3

Net premiums written	243.3	214.3	68.2	4.7	–	530.5	263.7	277.0	79.1	–	619.8

Net premiums earned	250.8	214.8	69.6	0.8	–	536.0	255.2	289.6	83.3	–	628.1

Underwriting profit (loss)	(8.2)	(18.0)	(3.0)	(9.2)	–	(38.4)	(10.3)	21.6	0.6	–	11.9
Interest and dividends	24.4	16.7	3.0	0.9	–	45.0	15.6	17.8	4.1	–	37.5

Operating income (loss)	16.2	(1.3)	–	(8.3)	–	6.6	5.3	39.4	4.7	–	49.4
Net gains (losses) on investments	59.2	5.2	6.0	2.5	–	72.9	(22.5)	(11.0)	7.7	–	(25.8)

Pre-tax income (loss) before interest and other	75.4	3.9	6.0	(5.8)	–	79.5	(17.2)	28.4	12.4	–	23.6

Net earnings (loss)	75.1	(2.0)	6.1	(6.3)	–	72.9	(14.2)	6.7	11.3	–	3.8

	2008
	Group Re	Advent(1)	Total

Underwriting profit (loss)	(22.7)	(22.3)	(45.0)

Combined ratio
Loss & LAE	79.3%	96.3%	84.3%
Commissions	30.6%	23.8%	28.6%
Underwriting expense	2.0%	8.1%	3.7%

	111.9%	128.2%	116.6%

Gross premiums written	185.4	60.4	245.8

Net premiums written	185.5	40.6	226.1

Net premiums earned	190.8	78.8	269.6

Underwriting profit (loss)	(22.7)	(22.3)	(45.0)
Interest and dividends	22.4	7.7	30.1

Operating income (loss)	(0.3)	(14.6)	(14.9)
Net gains (losses) on investments	40.5	(12.4)	28.1

Pre-tax income (loss) before interest and other	40.2	(27.0)	13.2

Net earnings (loss)	49.2	(20.2)	29.0

(1)	These results for Advent differ from those published by Advent Capital (Holdings) PLC primarily due to differences in classification between Canadian GAAP and IFRS as adopted by the European Union.

In 2010, the Reinsurance and Insurance – Other segment produced a combined ratio of 107.2% and an underwriting loss of $38.4, compared to a combined ratio of 98.1% and an underwriting profit of $11.9 in 2009. The underwriting results in 2010 included current period catastrophe losses of 16.7 combined ratio points ($89.4 net of reinstatement premiums) primarily related to the impact of the Chilean earthquake on the property reinsurance businesses of Advent and Group Re, the impact of the New Zealand earthquake on Group Re and the impact of the Eastern European floods on the property catastrophe business of Polish Re and also included 1.1 combined ratio points ($6.1) related to the Deepwater Horizon loss. Current period catastrophe losses in 2009 totalled 4.0 combined ratio points ($24.8 net of reinstatement premiums) and related principally to Advent’s property catastrophe business. Prior to giving effect to the impact of the Chilean earthquake ($35.5 and $15.2 at Advent and Group Re net of reinstatement premiums respectively), the combined ratio of the Reinsurance and Insurance – Other segment was 97.8% in 2010. The 2010 underwriting results also included 6.0 combined ratio points ($32.4) of net favourable development of prior years’ reserves, comprising net favourable development at Advent (principally related to the World Trade Center claims) and Polish Re, partially offset by net adverse development at Group Re. The 2009 underwriting results included 5.1 combined ratio points ($32.2) of net adverse development of prior years’ reserves, primarily related to Group Re’s 2002 and prior years’ claims ceded by Northbridge and increased losses at Advent primarily related to Hurricane Ike.

Improved underwriting results for the Reinsurance and Insurance – Other segment in 2009 included a combined ratio of 98.1% and an underwriting profit of $11.9, compared to a combined ratio of 116.6% and an underwriting loss of $45.0 in 2008, with the 2008 underwriting results reflecting the significant impact of U.S. hurricane losses. Current period catastrophe losses in 2009 totaled 4.0 combined ratio points ($24.8 net of reinstatement premiums) and related principally to Advent’s property catastrophe business, compared to 32.9 combined ratio points ($89.9 net of reinstatement premiums) for Advent and Group Re in 2008, primarily related to Hurricanes Ike and Gustav. In 2009, underwriting results of the Reinsurance and Insurance – Other segment included 5.1 combined ratio points ($32.2) of net adverse development of prior years’ reserves primarily related to Group Re’s 2002 and prior years’ losses ceded by Northbridge and increased losses at Advent in connection with Hurricane Ike. Underwriting results in 2008 included 1.2 combined ratio points ($3.2) of net favourable development of prior years’ reserves comprised of 2.1 combined ratio points ($5.6) of net favourable emergence at Advent partially offset by 0.9 of a combined ratio point ($2.4) of net adverse development at Group Re. The underwriting results of the Reinsurance and Insurance – Other segment in 2008 also reflected the impact of 4.8 combined ratio points ($13.0) related to the CTR Life portfolio. Advent’s underwriting results in 2008, and particularly its combined ratio, as reported above in Fairfax’s business segment reporting was adversely impacted by the inclusion of Advent’s net earned premiums from September 11, 2008, concurrent with the inclusion since that date of significant incurred catastrophe losses from Hurricane Ike. Prior to giving effect to the significant losses related to Hurricanes Ike and Gustav, Advent’s combined ratio in 2008 was 28.8%.

Gross premiums written and net premiums written by the Reinsurance and Insurance – Other segment in 2010 declined by 8.8% and 14.4% respectively compared to 2009 and reflected lower reinsurance-to-close premiums received by Advent in the first quarter of 2010 compared to the first quarter of 2009 and decreased written premiums assumed by Group Re, partially offset by the consolidation of Fairfax Brasil. Increased utilization of catastrophe reinsurance by Advent and the cost of purchasing excess of loss reinsurance for the start-up operations of Fairfax Brasil resulted in the decrease in net premiums written being in excess of the decrease in gross premiums written. Group Re’s gross premiums written in 2010 included $42.9 (2009 – $42.3) of property reinsurance business assumed through a 30% (2009 – 40%) quota share reinsurance contract with Advent and $8.0 (2009 – $7.6) of property reinsurance business assumed through a 31.8% (2009 – 36.5% since inception on July 1, 2009) quota share reinsurance contract with Polish Re. The Reinsurance and Insurance – Other segment had net investment gains of $72.9 in 2010 (principally $42.7 of net gains on common stocks and equity derivatives (including $2.4 of net mark-to-market losses related to the company’s equity hedges), $34.9 of net gains on bonds (including $9.0 of net mark-to-market gains on U.S. state and municipal bonds), partially offset by $2.8 of net losses related to foreign currency and $3.1 of net losses on CPI-linked derivatives) compared to net investment losses of $25.8 in 2009 (principally $19.0 of other than temporary impairments recorded on common stock investments and $13.7 of net losses on bonds, partially offset by $5.8 of net gains related to foreign currency and $5.4 of net gains on common stocks and equity derivatives). Significantly increased net gains on investments and increased interest and dividend income, partially offset by a deterioration in underwriting profit, produced pre-tax income before interest and other of $79.5 compared to pre-tax income before interest and other of $23.6 in 2009.

Gross premiums written and net premiums written in 2009 by the Reinsurance and Insurance – Other segment compared to 2008 increased significantly as a result of the consolidation of Advent and Polish Re and increased activity at Group Re. Advent’s net premiums written (as well as its net premiums earned and net claims incurred)

FAIRFAX FINANCIAL HOLDINGS LIMITED

included $91.3 of reinsurance-to-close premiums related to the closure of Syndicate 2 into Syndicate 3330, an increase in Syndicate 3330 capacity from approximately 45% to 100%, and an increase in Syndicate 780 capacity from 80.4% to 83.7%. Increased gross premiums written by Group Re in 2009 included $42.3 related to a quota share contract with Advent (40% of Advent’s property reinsurance business) and increased third party business, principally related to property catastrophe covers. Increased underwriting profit and interest and dividend income, partially offset by decreased net gains on investments, and including the effect of the inclusion of the results of Advent and Polish Re, produced increased pre-tax income before interest and other of $23.6 compared to $13.2 in 2008.

Set out below are the balance sheets for Reinsurance and Insurance – Other as at December 31, 2010 and 2009.

	2010						2009
				Fairfax	Inter-					Inter-
	Group Re	Advent(1)	Polish Re	Brasil	company	Total	Group Re	Advent(1)	Polish Re	company	Total

Assets

Accounts receivable and other	51.2	102.0	13.9	18.2	(13.0)	172.3	53.9	100.7	15.6	(16.8)	153.4

Income taxes receivable	–	2.5	0.3	–	–	2.8	–	5.2	–	–	5.2

Recoverable from reinsurers	0.4	149.7	18.0	29.8	(65.6)	132.3	0.4	99.9	14.6	(26.0)	88.9

Portfolio investments	966.5	582.5	139.3	52.8	–	1,741.1	821.0	638.9	142.3	–	1,602.2

Deferred premium acquisition costs	5.0	12.7	5.9	2.1	–	25.7	3.9	13.5	6.8	–	24.2

Future income taxes	–	34.8	0.1	0.1	–	35.0	–	29.9	–	–	29.9

Premises and equipment	–	3.8	1.6	0.4	–	5.8	–	0.4	1.6	–	2.0

Goodwill and intangible assets	–	4.3	13.9	0.2	–	18.4	–	4.3	14.4	–	18.7

Due from affiliates	–	–	0.1	–	–	0.1	9.2	–	–	–	9.2

Other assets	–	1.8	–	–	–	1.8	–	1.2	–	–	1.2

Investments in Fairfax affiliates	72.9	–	–	–	–	72.9	69.1	–	–	–	69.1

Total assets	1,096.0	894.1	193.1	103.6	(78.6)	2,208.2	957.5	894.0	195.3	(42.8)	2,004.0

Liabilities

Accounts payable and accrued liabilities	0.3	37.1	2.5	31.6	–	71.5	0.6	18.5	6.8	–	25.9

Income taxes payable	0.2	–	0.2	–	–	0.4	–	–	–	–	–

Due to affiliates	0.5	–	–	–	–	0.5	–	–	0.3	–	0.3

Funds withheld payable to reinsurers	–	18.4	–	–	(18.4)	–	–	39.2	0.1	(18.1)	21.2

Provision for claims	550.1	535.2	86.2	8.8	(54.3)	1,126.0	509.6	520.1	78.1	(17.0)	1,090.8

Unearned premiums	112.4	60.7	23.3	26.7	(5.9)	217.2	114.6	63.0	26.3	(7.7)	196.2

Future income taxes	–	–	0.3	–	–	0.3	–	–	2.0	–	2.0

Long term debt	–	93.0	–	–	–	93.0	–	94.2	–	–	94.2

Total liabilities	663.5	744.4	112.5	67.1	(78.6)	1,508.9	624.8	735.0	113.6	(42.8)	1,430.6

Total equity	432.5	149.7	80.6	36.5	–	699.3	332.7	159.0	81.7	–	573.4

Total liabilities and total equity	1,096.0	894.1	193.1	103.6	(78.6)	2,208.2	957.5	894.0	195.3	(42.8)	2,004.0

(1)	This balance sheet differs from that published by Advent primarily due to differences in classification between Canadian GAAP and IFRS and purchase accounting adjustments (principally goodwill) which arose on the privatization of Advent. Excluding these purchase accounting adjustments, Advent’s Canadian GAAP total equity was $156.4 at December 31, 2010 ($165.6 at December 31, 2009).

Significant changes to the December 31, 2010 balance sheet of the Reinsurance and Insurance – Other segment compared to the December 31, 2009 balance sheet primarily reflected the addition of the operating assets and liabilities of the recently established, wholly-owned insurer, Fairfax Brasil. Increased portfolio investments of $145.5 at Group Re primarily reflected the currency translation effect of the appreciation the Canadian dollar relative to the U.S. dollar at CRC Re and investment portfolio appreciation at Wentworth. The increase in provision for claims at Group Re of $40.5 was principally comprised of the currency translation effect of appreciation of the Canadian dollar relative to the U.S. dollar at CRC Re and significant catastrophe losses during 2010 (described below). Decreased portfolio investments of $56.4 at Advent primarily reflected the impact of claims payments, additional reinsurance purchased during 2010 and increased unrealized net investment losses. Advent’s provision for claims increased due to significant catastrophe losses during 2010 partially offset by favourable development of prior years’ reserves. Advent’s recoverable from reinsurers increased as a result of the significant catastrophe losses in 2010 and included losses recoverable from CRC Re under a quota share contract and consequently, CRC Re’s provision for claims also increased. Total equity increased by $125.9 to $699.3 primarily as a result of net earnings of $72.9, the contribution of Fairfax Brasil to the reporting segment and the impact of unrealized foreign currency translation gains due to the appreciation of the Canadian dollar relative to the U.S. dollar at CRC Re.

Reinsurance and Insurance – Other’s investments in Fairfax affiliates as at December 31, 2010 consisted of:

Affiliate	% interest

Northbridge	1.5
Advent	18.8
Ridley	26.0

Runoff

The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (“TRG”), which was comprised of the runoff management expertise and experienced personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (“IIC”). On August 17, 2010, the company commenced consolidating the assets, liabilities and results of operations of General Fidelity Insurance Company (“GFIC”) following the completion of the acquisition of 100% ownership of GFIC. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”) for nominal cash consideration. The acquisition of GFIC and Syndicate 2112 are described in note 19 to the consolidated financial statements. The runoff segment currently consists of two groups: the U.S. runoff group, consisting of the company resulting from the December 2002 merger of TIG Insurance Company and IIC, the Fairmont legal entities placed in runoff on January 1, 2006 and GFIC since August 17, 2010, and the European runoff group, consisting of RiverStone Insurance (UK), nSpire Re, Syndicate 3500 and Syndicate 2112 (since October 1, 2010). Both groups are managed by the dedicated RiverStone runoff management operation which has 202 employees in the U.S. and the U.K.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008

Gross premiums written	2.8	1.1	12.6

Net premiums written	2.8	(0.5)	11.1

Net premiums earned	7.2	–	17.4
Losses on claims	(43.5)	(57.6)	(83.2)
Operating expenses	(80.5)	(94.8)	(109.6)
Interest and dividends	78.5	54.4	68.2

Operating loss	(38.3)	(98.0)	(107.2)
Net gains on investments	98.7	129.2	499.8

Pre-tax income before interest and other	60.4	31.2	392.6
Excess of fair value of net assets acquired over purchase price	83.1	–	–

Pre-tax income	143.5	31.2	392.6

The Runoff segment pre-tax income of $143.5 reported in 2010 (compared to a pre-tax income of $31.2 in 2009), primarily reflected the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, a decreased operating loss of $38.3 (compared to an operating loss of $98.0 in 2009), partially offset by a year-over-year decrease in net gains on investments. The reduced operating loss principally reflected increased interest and dividend income (primarily as a result of increased yield and the larger average size of the investment portfolio during 2010 compared to 2009), lower operating expenses resulting from operating cost initiatives undertaken early in 2009 (primarily decreased fees and compensation expenses) and decreased incurred losses. Incurred losses of $43.5 in 2010 included $69.7 of net strengthening of loss reserves in U.S. runoff (primarily related to net strengthening of workers’ compensation and asbestos lines), partially offset by $16.5 of net favourable

FAIRFAX FINANCIAL HOLDINGS LIMITED

development of prior years’ reserves in European runoff (primarily comprised of $29.8 of net favourable development across all lines, partially offset by $13.3 of increases to provisions for uncollectible reinsurance recoverable balances) and net releases in European runoff of unallocated loss adjustment expense reserves of $9.7. Incurred losses of $57.6 in 2009 included $100.2 of net strengthening of loss reserves in U.S. runoff (including $36.8 of strengthening of workers’ compensation and latent reserves, $59.8 of reinsurance recoverable balances written off, and net losses of $3.6 resulting from third quarter commutation losses of $21.1 and fourth quarter commutation gains of $17.5 (as described in note 8 to the consolidated financial statements)), partially offset by $42.6 of net favourable development of reserves across all lines in European runoff. In 2010, net gains on investments of $98.7 were principally comprised of $37.1 of net gains on common stocks and equity derivatives (including $11.3 of net mark-to-market losses related to the company’s equity hedges), $27.9 of net gains on CPI-linked and other derivatives, $22.9 of net gains on bonds (including $35.2 of net mark-to-market losses on U.S. state and municipal bonds), $7.5 of net gains on the sale of TIG Indemnity Company as described in note 19 to the consolidated financial statements and $2.8 of net gains related to foreign currency. Net gains on investments of $129.2 in 2009 were principally comprised of $96.2 of net gains on bonds, $92.1 of net gains on common stocks and equity derivatives and $6.0 of net gains related to foreign currency, partially offset by $35.4 of net losses related to credit default swaps and other derivatives and $29.8 of other than temporary impairments recorded on common stocks and bonds.

The Runoff segment reported pre-tax income of $31.2 in 2009 compared to $392.6 in 2008, reflecting a decreased operating loss of $98.0 and lower net gains on investments of $129.2. Decreased operating expenses, decreased incurred losses and a decline in interest and dividend income resulted in a decreased operating loss of $98.0 in 2009 compared to an operating loss of $107.2 in 2008. Incurred losses of $57.6 in 2009 included $100.2 of net strengthening of loss reserves in U.S. runoff (including $36.8 of strengthening of workers’ compensation and latent reserves, $59.8 of reinsurance recoverable balances written off, and net losses of $3.6 resulting from third quarter commutation losses of $21.1 and fourth quarter commutation gains of $17.5 (as described in note 8 to the consolidated financial statements)), partially offset by $42.6 of net favourable development of reserves across all lines in European runoff. Incurred losses of $83.2 in 2008 included $68.0 primarily related to strengthening of prior years’ U.S. workers’ compensation claims reserves and losses of $13.0 on reinsurance commutations, partially offset by modest net favourable development of prior years’ reserves in Europe. Reduced operating expenses in 2009 reflected the impact of operating cost reduction initiatives undertaken in 2008 and 2009 (operating expenses in 2008 included $11.9 in related severance and other costs). Net investment gains in 2009 of $129.2 (compared to net gains of $499.8 in 2008) included $96.2 of net gains on bonds, $92.1 of net gains on common stocks and equity derivatives and $6.0 of net gains related to foreign currency, partially offset by $35.4 of net losses related to credit default swaps and other derivatives and $29.8 of other than temporary impairments recorded on common stocks and bonds. Net gains on investments of $499.8 in 2008 were principally comprised of $311.5 of net gains related to credit default swaps, $142.8 of net gains on common stocks and equity derivatives and $126.5 of net gains on bonds, partially offset by $76.5 of other than temporary impairments recorded on common stocks and bonds and $5.4 of net losses related to foreign currency.

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2010, 2009 and 2008, the runoff group did not require cash flow funding from Fairfax. Based upon runoff’s projected plans and absent unplanned adverse developments, it is expected that in the future runoff will not require any cash flow funding from Fairfax that would be significant in relation to holding company cash resources.

Set out below are the balance sheets for Runoff as at December 31, 2010 and 2009.

	2010	2009

Assets
Accounts receivable and other	108.4	229.2
Income taxes receivable	5.8	–
Recoverable from reinsurers	1,103.6	1,378.0
Portfolio investments	2,998.6	2,413.8
Future income taxes	597.8	552.7
Premises and equipment	1.3	1.4
Due from affiliates	17.7	4.8
Other assets	27.8	25.1
Investments in Fairfax affiliates	240.6	309.6

Total assets	5,101.6	4,914.6

Liabilities
Accounts payable and accrued liabilities	157.2	177.2
Income taxes payable	2.0	1.2
Short sale and derivative obligations	–	7.2
Funds withheld payable to reinsurers	19.7	21.3
Provision for claims	3,137.2	3,265.7
Unearned premiums	27.0	–
Long term debt	143.8	–

Total liabilities	3,486.9	3,472.6

Total equity	1,614.7	1,442.0

Total liabilities and total equity	5,101.6	4,914.6

The balance sheet for Runoff represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European runoff balance sheet excludes the approximately $0.9 billion of capital of nSpire Re related to the acquisition financing of the U.S. insurance and reinsurance companies. The following commentary relates to the balance sheet as at December 31, 2010.

Approximately $403.0 and $287.0 of the total $2,998.6 of portfolio investments held at December 31, 2010 by U.S. runoff and European runoff, respectively, were pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Recoverable from reinsurers included, in the U.S. runoff segment, $318.5 emanating from IIC, predominantly representing recoverable from reinsurers on asbestos, pollution and health hazard (“APH”) claims, and included, in the European runoff segment, $16.1 of recoverable from reinsurers on APH claims.

Significant changes to the 2010 balance sheet of the Runoff segment compared to 2009 primarily related to the acquisition of GFIC which increased portfolio investments, provision for claims and recoverable from reinsurers by $604.9, $365.0 and $9.6 respectively at December 31, 2010. Excluding the effects of the GFIC acquisition, the continued progress achieved by Runoff management is reflected by the $493.5 decline in the provision for claims and the $284.0 decrease in recoverable from reinsurers. The $143.8 long term debt relates to TIG’s acquisition of GFIC as described in note 19 to the consolidated financial statements.

The $597.8 future income tax asset which is entirely attributable to the U.S. runoff balance sheet consisted principally of $557.2 of U.S. operating losses, which have been used by other Fairfax subsidiaries within the U.S. consolidated tax group (and have therefore been eliminated in the preparation of the company’s consolidated balance sheet) but which remain with the U.S. runoff companies on a stand-alone basis, and $40.6 of temporary differences. The net operating losses in the European runoff segment have a full valuation allowance recorded against them.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff’s investments in Fairfax affiliates as at December 31, 2010 consist of:

Affiliate	% interest

OdysseyRe	19.0
Advent	20.8
TRG Holdings	8.0

Other (animal nutrition)(1)

	2010	2009	2008

Revenue	549.1	556.4	99.4
Costs and expenses	(538.8)	(544.0)	(98.0)

Pre-tax income before interest and other	10.3	12.4	1.4
Interest expense	(0.6)	(1.0)	(0.4)

Pre-tax income	9.7	11.4	1.0

(1)	These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments recorded by Fairfax related to the acquisition of Ridley.

The Other business segment comprises the animal nutrition business (Ridley).

During the fourth quarter of 2008, the company acquired a 67.9% interest in Ridley, pursuant to the transaction described in note 19 to the consolidated financial statements, and Ridley’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. The results of operations for Ridley (as included in Fairfax’s 2008 financial reporting) comprised the fifty-eight day period beginning November 4, 2008 and ended December 31, 2008.

Ridley’s financial results in 2010 included a $2.6 impairment loss recognized on the closure of two manufacturing facilities. The effect of lower overall volumes in 2010 compared to 2009 was partially offset by improved product mix. Improved operating margins exclusive of plant impairments reflected the successful achievement of cost reductions and expense management initiatives. Ridley’s 2009 results reflect the first full year of reporting since its acquisition by Fairfax. Ridley is one of North America’s leading commercial animal nutrition companies.

Interest and Dividends

Interest and dividend income earned by the insurance and reinsurance operations in 2010 increased to $603.4 from $557.0 in 2009, primarily as a result of the inclusion of the interest and dividend income of Zenith National (which was not included in 2009), the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity earnings of investees, partially offset by increased investment expense incurred in connection with total return swaps. Interest income on a tax-equivalent basis in 2010 remained comparable with 2009 (tax advantaged bond holdings of $4,358.9 as at December 31, 2010 compared to $4,550.2 as at December 31, 2009).

Interest and dividend income earned by the insurance and reinsurance operations in 2009 increased to $557.0 from $476.1 in 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on a tax-equivalent basis increased significantly in 2009 compared to 2008 (tax advantaged bond holdings of $4,550.2 as at December 31, 2009 compared to $4,104.6 as at December 31, 2008 all of which were purchase during 2008).

Consolidated interest and dividend income in 2010 of $762.4 included the interest and dividends of Zenith National and GFIC since acquisition (which were not included in 2009). Consolidated interest and dividend income in 2010 increased 2.0% to $727.2 from $712.7 in 2009 (after excluding interest and dividends earned by Zenith National and GFIC of $35.2 in 2010). The increased interest and dividend income earned in 2010 compared to 2009 is primarily due to the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity earnings of investees, partially offset by increased investment expense incurred in connection with total return swaps.

Consolidated interest and dividend income in 2009 increased 13.8% to $712.7 from $626.4 in 2008, primarily due to the inclusion of Advent and Polish Re in 2009 and the impact of purchases of higher yielding municipal and other tax exempt debt securities and corporate bonds in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities.

Net Gains on Investments

Net gains on investments earned by the insurance and reinsurance operations decreased in 2010 to $215.4 from $668.0 in 2009. Consolidated net gains on investments in 2010 of $188.5 (2009 – $944.5; 2008 – $2,570.7) included net gains of $98.7 (2009 – $129.2; 2008 – $499.8) for the runoff companies and $125.6 of net losses (2009 – net gains of $147.3; 2008 – net gains of $689.1) for the holding company in addition to the net investment gains of the insurance and reinsurance operating companies. Consolidated net gains on investments in 2010 of $188.5 (2009 – $944.5; 2008 – $2,570.7) were comprised as follows:

	2010	2009	2008

Net gains (losses) on investments:
Common stocks	476.5	239.0	35.7
Equity derivatives	(755.9)	224.3	2,061.1
Bonds	573.9	937.9	218.9
Preferred stocks	(13.8)	26.6	3.0
Other derivatives	26.4	(147.2)	1,305.7
Partial disposition of investee company	77.9	–	–
Provisions for other than temporary impairments	(33.7)	(340.0)	(1,011.8)
Foreign currency	(178.2)	(17.6)	(45.4)
Other	15.4	21.5	3.5

	188.5	944.5	2,570.7

Net gains on investments in 2010 included net mark-to-market losses of $936.6 related to short equity and equity index total return swaps (included in equity derivatives in the table above) which were partially offset by net gains on long equity total return swaps and equity warrants. The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings, the majority of which are carried at fair value with mark-to-market gains and losses recorded in other comprehensive income (loss) until realized or impaired. At December 31, 2010, equity hedges represented approximately 88.8% of the company’s equity and equity-related holdings ($6,854.5). The net pre-tax impact on total equity of the company’s equity hedging program was a decrease of $51.4 in 2010 as indicated in the tabular analysis under the heading of Market Price Fluctuations in note 20 to the consolidated financial statements. The year ended 2010 also included net mark-to-market losses of $170.9 on U.S. state and municipal bonds included in bonds in the table above. These were comprised primarily of net mark-to-market losses arising from an increase in interest rates during 2010 (most notably in the fourth quarter) and were more than offset by net gains on corporate and other bonds.

The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During 2010, the company added a net notional amount of $933.6 to its equity total return swaps – long positions on individual equity securities for investment purposes. As a result of volatility in the equity markets and international credit concerns, the company has taken measures to protect its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps. Accordingly, the company added short positions in certain equities ($284.4 notional amount entered into during the third quarter of 2010), the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5 entered into during the second quarter of 2010) and to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52 entered into during the third quarter of 2009). During the fourth quarter of 2010, the company closed out $212.4 of the original notional amount of its short positions in S&P 500 index total return swaps to realign its equity hedges with its underlying equity and equity-related holdings (this transaction had a nominal impact on the average S&P 500 index value of the remaining $1.3 billion original notional amount of S&P 500 index total return

FAIRFAX FINANCIAL HOLDINGS LIMITED

swaps). At December 31, 2010, equity hedges represented approximately 88.8% of the company’s equity and equity-related holdings ($6,854.5). During 2010, the company paid net cash of $796.9 (2009 – $107.5; 2008 – received net cash of $2,053.8) to satisfy obligations incurred in connection with the quarterly reset provisions of its short equity and equity index total return swaps. During 2010, the company received net cash of $91.9 (2009 – $83.3; 2008 – nil) from counterparties in connection with the quarterly reset provisions of the company’s long equity total return swaps. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining weighted average life of 9.4 years (10.0 years at December 31, 2009), a notional amount of $34,182.3 and fair value of $328.6 at December 31, 2010. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The initial premium paid for each contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of the contracts are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

During 2010, the company purchased $32,607.2 (2009 – $1,490.7) notional amount of CPI-linked derivative contracts at a cost of $291.4 (2009 – $8.8) and recorded net mark-to-market gains of $28.1 (2009 – net mark-to-market losses of $0.5) in respect of positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the reasonably likely future impact of this aspect of the company’s risk management program.

Since 2003, subsidiary portfolio investments and holding company investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of risks affecting specific financial assets of the company, exposures potentially affecting the fair value of the company’s fixed income portfolio and of broader systemic risk. The company’s holdings of credit default swap contracts declined significantly by the end of 2010 as described above. The company determined not to utilize credit default swaps currently as part of its economic hedging program and therefore not to replace its credit default swaps as sales or expiries occurred, with the result that the company no longer has significant holdings of credit default swaps. Accordingly, the company no longer considers credit default swaps to be an economic hedge of its financial assets effective January 1, 2011.

The consolidated investment portfolio included $5.4 billion ($5.5 billion at December 31, 2009) of U.S. state and municipal bonds (approximately $4.3 billion tax-exempt, $1.1 billion taxable), almost all of which were purchased during 2008. Of the $5.4 billion ($5.4 billion at December 31, 2009) held in the subsidiary investment portfolios at December 31, 2010, approximately $3.5 billion ($3.5 billion at December 31, 2009) were fully insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds. During the fourth quarter of 2010, interest rates on U.S. state and municipal bonds increased and resulted in the company recognizing significant mark-to-market losses in consolidated net earnings. Notwithstanding these fourth quarter losses, at December 31, 2010, the aggregate net fair value of the company’s U.S. state and municipal bond portfolio remained in excess of the cost paid to acquire these bonds in 2008 (when credit spreads were significantly wider than at December 31, 2010).

In the normal course of effecting its economic hedging strategy with respect to credit risk, the company expects that there may be periods where the notional amount of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item, due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices or during the transition period when the company is adding to a new hedging program or discontinuing an existing hedging program.

Interest Expense

Consolidated interest expense increased 17.5% to $195.4 in 2010 from $166.3 in 2009, primarily reflecting the additional interest expense incurred following the company’s third quarter 2009 issuance of Cdn$400.0 of senior unsecured notes, the company’s second quarter 2010 issuance of Cdn$275.0 of senior unsecured notes, interest expense incurred on Zenith National’s redeemable debentures following the acquisition of Zenith National in the second quarter of 2010 and interest expense incurred on the TIG Note in connection with the acquisition of GFIC in the third quarter of 2010, as described in note 19 to the consolidated financial statements.

Consolidated interest expense increased 4.9% to $166.3 in 2009 from $158.6 in 2008, primarily reflecting the additional interest expense incurred following the company’s third quarter 2009 issuance of Cdn$400.0 of senior unsecured notes, partially offset by decreased interest expense as a result of lower subsidiary debt in 2009 compared to 2008.

Consolidated interest expense is comprised of the following:

	2010	2009	2008

Fairfax	125.9	101.4	89.1
Crum & Forster	28.2	27.8	28.3
Zenith National	2.5	–	–
OdysseyRe	30.5	31.0	34.2
Cunningham Lindsey	–	–	4.0
Advent	4.5	5.1	2.6
Runoff (TIG)	3.2	–	–
Ridley	0.6	1.0	0.4

	195.4	166.3	158.6

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and investment income, including net investment gains and losses, earned on holding company cash, short term investments and marketable securities, and is comprised of the following:

	2010	2009	2008

Fairfax corporate overhead	83.9	88.3	94.7
Subsidiary holding companies corporate overhead	59.9	64.3	44.6
Holding company interest and dividends	(14.8)	(36.4)	(28.8)
Holding company net (gains) losses on investments	125.6	(147.3)	(689.1)
Investment management and administration fees	(65.7)	(64.9)	(53.3)

	188.9	(96.0)	(631.9)

Fairfax corporate overhead expense in 2010 decreased to $83.9 from $88.3 in 2009, primarily as a result of a recovery of a corporate reinsurance recoverable which was fully provided for in a prior period, partially offset by increased legal expenses. Subsidiary holding companies’ corporate overhead expense decreased to $59.9 in 2010 from $64.3 in 2009, principally due to decreased charitable donations and decreased legal and compensation expenses during 2010. Interest and dividends earned on holding company cash, short term investments and marketable securities decreased in 2010 compared to 2009 as a result of increased expenses incurred in connection with total return swaps and lower equity earnings of investees. Net losses on investments at the holding company of $125.6 in 2010 included $154.4 of net losses on common stocks and equity derivatives (including $194.2 of net mark-to-market losses related to the company’s equity hedges), $15.8 of net losses on credit default swaps and other derivatives and $11.8 of net losses on preferred stocks, partially offset by $43.2 of net gains on bonds. Net gains on investments at the holding company of

FAIRFAX FINANCIAL HOLDINGS LIMITED

$147.3 in 2009 included $121.1 of net gains on common stocks and equity derivatives, $68.2 of net gains on bonds, $8.2 of net gains related to foreign currency and $7.9 of net gains on preferred stocks, partially offset by $72.0 of net losses related to credit default swaps and other derivatives and $10.8 of other than temporary impairments recorded on common stocks and bonds.

Fairfax corporate overhead expense in 2009 declined to $88.3 from $94.7 in 2008, primarily reflecting lower legal expenses, partially offset by increased compensation expenses. Subsidiary holding companies corporate overhead expenses increased from $44.6 in 2008 to $64.3 in 2009, principally as a result of increased compensation and legal expenses. Interest and dividend income increased in 2009, reflecting increased average holdings of cash, short term investments and marketable securities during the year. Net investment gains were $147.3 in 2009 compared to net investment gains of $689.1 in 2008 (including $693.0 of net gains on common stocks and equity derivatives and $209.4 of net gains related to credit default swaps and other derivatives, partially offset by $77.2 of other than temporary impairments recorded on common stocks and bonds, $142.8 of net losses on bonds and $15.2 of net losses related to foreign currency).

Income Taxes

The $119.5 recovery of income taxes in 2010 differed from the company’s Canadian statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable), the recognition of the benefit of previously unrecorded accumulated income tax losses, the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which was not taxable and the gain on previously owned common shares of Zenith National which incurred no additional tax, partially offset by withholding tax paid on an intercompany dividend from the U.S. to Canada.

The effective income tax rate of 17.8% implicit in the $214.9 provision for income taxes in 2009 differed from the company’s Canadian statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the recognition of the benefit of previously unrecorded accumulated income tax losses and the release of $30.7 of income tax provisions subsequent to the completion of examinations of the tax filings of prior years by taxation authorities, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The effective income tax rate of 30.9% implicit in the $755.6 provision for income taxes in 2008 differed from the company’s statutory income tax rate of 33.5% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, the release of $23.3 of income tax provisions subsequent to the completion of examinations of the tax filings of prior years by taxation authorities, and the effect of reduced unrealized foreign currency gains on the company’s publicly issued debt securities, partially offset by the effect of the unrecorded tax benefit on unrealized losses arising from other than temporary impairments recorded on common stock and bond investments.

Non-controlling Interests

The attribution of net earnings to the non-controlling interests in the consolidated statements of earnings is comprised as follows:

	2010	2009	2008

OdysseyRe	–	128.8	209.3
Northbridge	–	2.7	18.4
Ridley	1.3	0.3	0.2
Advent	–	0.8	(13.6)
Fairfax Asia	0.9	1.3	0.6

	2.2	133.9	214.9

During the first quarter of 2009, Fairfax completed the Northbridge going private transaction, increasing the company’s ownership of Northbridge to 100%. During the fourth quarter of 2009, the company completed the acquisition of the outstanding common shares of OdysseyRe and Advent not already owned by Fairfax. These transactions are described in note 19 to the consolidated financial statements.

During 2009 (prior to the OdysseyRe privatization), OdysseyRe purchased on the open market approximately 1.8 million (2008 – 9.5 million) of its common shares pursuant to its previously announced common share repurchase programme, increasing the company’s ownership of OdysseyRe to 72.6% as at September 30, 2009. During the first quarter of 2009, the company completed the Northbridge going-private transaction, increasing the company’s ownership of Northbridge to 100%. During 2008, Northbridge purchased on the open market 2.3 million of its common shares pursuant to its previously announced common share repurchase programme, increasing the company’s ownership of Northbridge to 63.6% prior to its privatization. Upon increasing the company’s total interest in Advent to 58.5% in the third quarter of 2008 from 44.5%, the company commenced the consolidation of Advent’s results of operations and the related non-controlling interest in its consolidated statements of earnings. During the fourth quarter of 2008 and the first six months of 2009, the company purchased an additional 8.1% and 0.1% interest in Advent respectively, increasing the company’s total ownership interest in Advent to 66.7% (27.1 million common shares). On July 17, 2009, the company announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares already owned by Fairfax and its affiliates, for 220 U.K. pence in cash per common share. Upon acquiring a 67.9% interest in Ridley in the fourth quarter of 2008 (an additional 3.1% interest was acquired in 2009), the company commenced the consolidation of Ridley’s results of operations and the related non-controlling interest in its consolidated statements of earnings.

Provision for Claims

Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly or to support letters of credit issued for the following purposes, are regulatory deposits (such as with U.S. states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.7 billion of cash and investments pledged by the company’s subsidiaries at December 31, 2010, as described in note 4 to the consolidated financial statements, represented the aggregate amount as at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations, as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. Our reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish their estimated provisions. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims including incurred but not reported (“IBNR”) based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original provisions can be developed.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development means that the original reserve estimates were lower than subsequently indicated. The aggregate net unfavourable development of ($14.7) and ($30.3) in 2010 and 2009 respectively were comprised as shown in the following table:

Favourable/(Unfavourable)
	2010	2009

Insurance – Canada (Northbridge)	1.2	14.1
– U.S. (Crum & Forster)	(11.3)	25.0
– Asia (Fairfax Asia)	10.0	8.1
Reinsurance – OdysseyRe	3.6	11.3
Reinsurance and Insurance – Other	32.4	(31.2)

Insurance and reinsurance operating companies	35.9	27.3
Runoff	(50.6)	(57.6)

Net reserve development	(14.7)	(30.3)

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff operations for the most recent five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and runoff operations was $16,270.3 as at December 31, 2010 – the amount shown as provision for claims on Fairfax’s consolidated balance sheet.

Reconciliation of Provision for Claims and LAE as at December 31

	2010	2009	2008	2007	2006

Insurance subsidiaries owned throughout the year	3,849.0	3,810.4	3,716.3	3,478.3	3,184.0
Insurance subsidiaries acquired during the year(1)	964.3	–	–	–	–

Total insurance subsidiaries	4,813.3	3,810.4	3,716.3	3,478.3	3,184.0

Reinsurance subsidiaries owned throughout the year(2)	5,906.9	5,629.6	4,964.3	5,051.5	4,986.7
Reinsurance subsidiaries acquired during the year(3)	–	68.4	372.9	–	–

Total reinsurance subsidiaries	5,906.9	5,698.0	5,337.2	5,051.5	4,986.7

Runoff subsidiaries owned throughout the year	1,700.6	1,956.7	1,989.9	2,116.5	2,487.9
Runoff subsidiaries acquired during the year(4)	394.4	–	–	–	–

Total runoff subsidiaries	2,095.0	1,956.7	1,989.9	2,116.5	2.487.9

Net provision for claims and LAE	12,815.2	11,465.1	11,043.4	10,646.3	10,658.6
Reinsurance gross-up	3,455.1	3,301.6	3,685.0	4,401.8	4,843.7

Gross provision for claims and LAE	16,270.3	14,766.7	14,728.4	15,048.1	15,502.3

(1)	Zenith National in 2010.

(2)	Including Group Re.

(3)	Polish Re in 2009 and Advent in 2008.

(4)	GFIC and Syndicate 2112 in 2010.

The fourteen tables that follow show the reserve reconciliation and the reserve development of Canadian Insurance (Northbridge), U.S. Insurance (Crum & Forster and Zenith National), Asian Insurance (Fairfax Asia), Reinsurance (OdysseyRe) and Reinsurance and Insurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff’s net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge (Canadian Insurance) tables are presented in Canadian dollars and Crum & Forster and Zenith National (U.S. Insurance), Fairfax Asia, OdysseyRe, Reinsurance and Insurance – Other and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for claims and LAE at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.

With regard to the five tables that follow that show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, Crum & Forster and OdysseyRe show the development of the provision for claims reserves including LAE by accident year commencing in 2000, with the re-estimated amount of each accident year’s reserve development shown in subsequent years up to December 31, 2010. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Northbridge

	2010	2009	2008	2007	2006
	(In Cdn$ except as indicated)

Provision for claims and LAE at January 1	1,973.3	1,931.8	1,696.0	1,640.2	1,408.7

Incurred losses on claims and LAE
Provision for current accident year’s claims	769.2	849.4	925.3	778.4	780.8
Foreign exchange effect on claims	(7.9)	(36.6)	59.2	(46.8)	0.8
Increase (decrease) in provision for prior accident years’ claims	(1.3)	(16.0)	(67.1)	(31.5)	54.1

Total incurred losses on claims and LAE	760.0	796.8	917.4	700.1	835.7

Payments for losses on claims and LAE
Payments on current accident year’s claims	(266.3)	(272.3)	(298.6)	(267.9)	(251.1)
Payments on prior accident years’ claims	(472.7)	(483.0)	(383.0)	(376.4)	(353.1)

Total payments for losses on claims and LAE	(739.0)	(755.3)	(681.6)	(644.3)	(604.2)

Provision for claims and LAE at December 31	1,994.3	1,973.3	1,931.8	1,696.0	1,640.2
Exchange rate	1.0064	0.9539	0.8100	1.0132	0.8593
Provision for claims and LAE at December 31 converted to U.S. dollars	2,007.0	1,882.3	1,564.8	1,718.4	1,409.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Northbridge the original provision for claims reserves including LAE at each calendar year-end commencing in 2000, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(In Cdn$)

Provision for claims including LAE	585.5	621.9	728.9	855.4	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3
Cumulative payments as of:
One year later	223.7	200.7	273.7	233.4	279.1	353.1	376.4	383.0	483.0	472.7
Two years later	333.8	366.6	396.9	377.9	441.8	594.2	619.5	656.0	796.8
Three years later	458.2	451.4	500.1	493.3	576.0	777.3	835.4	887.0
Four years later	525.3	527.2	577.1	585.1	707.7	937.7	1,000.9
Five years later	573.9	580.6	632.3	671.0	803.4	1,055.5
Six years later	609.0	616.3	687.0	729.7	878.5
Seven years later	634.3	654.4	722.3	778.9
Eight years later	660.5	677.3	753.3
Nine years later	676.7	701.5
Ten years later	697.3
Reserves re-estimated as of:
One year later	617.9	630.1	724.8	864.8	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8
Two years later	634.3	672.3	792.1	880.8	1,094.0	1,418.1	1,545.4	1,635.1	1,901.2
Three years later	673.9	721.8	812.2	890.1	1,096.7	1,412.5	1,510.3	1,635.1
Four years later	717.2	741.6	826.9	903.2	1,107.2	1,400.2	1,507.9
Five years later	724.5	752.2	836.6	924.4	1,117.7	1,398.4
Six years later	734.8	762.1	857.9	935.0	1,124.7
Seven years later	743.2	780.4	862.7	945.3
Eight years later	756.8	784.7	876.1
Nine years later	766.8	803.0
Ten years later	785.6
Favourable (unfavourable) development	(200.1)	(181.1)	(147.2)	(89.9)	29.2	10.3	132.3	60.9	30.6	7.5

Northbridge experienced net favourable development of prior years’ reserves of Cdn$7.5 during 2010 as a result of net favourable development of Cdn$1.3 and the favourable effect of foreign currency movements on the translation of the U.S. dollar-denominated claims liabilities of Commonwealth and Markel of Cdn$6.2. The net favourable reserve development of Cdn$1.3 primarily reflected net favourable development across most lines of coverage and accident years, partially offset by adverse development principally attributable to pre-1990 liability claims reserves in the small-to-medium account segment, increased claims reserves on certain previously discontinued programs and increased provisions for uncollectible reinsurance recoverables. The total favourable impact of the foreign exchange effect on claims reserves of Cdn$7.9 was principally as a result of the strengthening of the Canadian dollar relative to the U.S. dollar during 2010 and comprised Cdn$6.2 on prior years and Cdn$1.7 on the current year.

The following table is derived from the “Northbridge’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge’s Accident Year Claims Reserve Development

	Accident year
	2000 &
As at December 31	Prior	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(In Cdn$)

End of first year	585.5	227.7	299.5	404.2	522.4	573.1	531.6	508.1	640.8	572.4	501.2
One year later	617.9	219.6	253.3	346.4	467.2	646.8	499.2	505.1	631.7	547.6
Two years later	634.3	222.1	271.0	342.3	437.2	600.5	485.9	501.3	649.1
Three years later	673.9	228.4	271.3	336.9	426.9	584.4	463.2	503.5
Four years later	717.2	240.9	275.4	340.3	416.2	561.6	462.5
Five years later	724.5	241.2	275.2	340.2	416.1	552.8
Six years later	734.8	242.6	278.3	346.0	412.8
Seven years later	743.2	247.3	278.6	342.9
Eight years later	756.8	241.7	273.9
Nine years later	766.8	241.1
Ten years later	785.6
Favourable (unfavourable) development	(34.2)%	(5.9)%	8.5%	15.2%	21.0%	3.5%	13.0%	0.9%	(1.3)%	4.3%

Accident year 2009 experienced favourable development due to better than expected emergence in commercial property from the large account segment. Accident year 2008 reflected adverse development due to worse than expected emergence in commercial liability and automobile claims. Accident years 2002 to 2007 reflected cumulative net favourable development, largely attributable to lower than expected claims emergence in commercial automobile and property lines of business. Reserves for the 2001 accident year were adversely impacted by higher than expected severity of automobile-related claims and general liability claims. Reserves for the 2000 and prior period were impacted by pre-1990 general liability claims.

FAIRFAX FINANCIAL HOLDINGS LIMITED

U.S. Insurance

The following table shows for Fairfax’s U.S. insurance operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. Zenith National was included in U.S. insurance subsequent to its acquisition on May 20, 2010. Beginning in 2006 and until May 20, 2010, U.S. insurance consisted of Crum & Forster only. The years prior to 2006 included Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. runoff. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – U.S. Insurance

	2010	2009	2008	2007	2006

Provision for claims and LAE at January 1	1,789.4	2,038.3	1,668.9	1,686.9	1,756.7

Transfer of Fairmont to Runoff(1)	–	–	–	–	(146.2)

Incurred losses on claims and LAE
Provision for current accident year’s claims	532.3	566.0	802.8	816.8	762.2
Increase (decrease) in provision for prior accident years’ claims	11.3	(25.0)	59.0	(46.6)	(48.9)

Total incurred losses on claims and LAE	543.6	541.0	861.8	770.2	713.3

Payments for losses on claims and LAE
Payments on current accident year’s claims(2)	(143.4)	(157.0)	(228.3)	(217.2)	(158.0)
Payments on prior accident years’ claims	(550.6)	(632.9)	(264.1)	(571.0)	(478.9)

Total payments for losses on claims and LAE	(694.0)	(789.9)	(492.4)	(788.2)	(636.9)

Provision for claims and LAE at December 31 before the undernoted	1,639.0	1,789.4	2,038.3	1,668.9	1,686.9

Insurance subsidiaries acquired during the year(3)	964.3	–	–	–	–

Provision for claims and LAE at December 31	2,603.3	1,789.4	2,038.3	1,668.9	1,686.9

(1)	Crum & Forster transferred the Fairmont entities to U.S. runoff in 2006.

(2)	Reduced by $302.5 of proceeds from a significant reinsurance commutation in 2008.

(3)	Zenith National in 2010.

The following table shows for Crum & Forster the original provision for claims reserves including LAE at each calendar year-end commencing in 2000, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

Crum & Forster’s Calendar Year Claims Reserve Development (excluding Fairmont prior to 2006)

	Calendar year
As at December 31	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Provision for claims including LAE	1,736.6	1,318.2	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	1,639.0
Cumulative payments as of:
One year later	667.2	447.0	161.3	460.0	466.0	478.9	571.0	264.1	632.9	550.6
Two years later	1,012.2	525.0	514.5	792.2	796.7	848.7	629.2	649.0	1,033.9
Three years later	1,083.8	812.4	780.0	1,045.1	1,066.1	804.7	904.3	956.4
Four years later	1,311.1	1,029.8	970.2	1,257.1	959.6	1,013.8	1,139.1
Five years later	1,483.6	1,185.5	1,144.6	1,111.5	1,118.3	1,195.1
Six years later	1,613.9	1,337.6	960.8	1,241.7	1,265.4
Seven years later	1,739.9	1,137.6	1,064.1	1,370.8
Eight years later	1,531.6	1,232.6	1,167.8
Nine years later	1,617.9	1,329.7
Ten years later	1,707.1
Reserves re-estimated as of:
One year later	1,691.0	1,337.7	1,278.6	1,508.1	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7
Two years later	1,708.3	1,411.7	1,285.9	1,536.0	1,509.2	1,525.3	1,716.5	1,692.4	2,015.5
Three years later	1,754.8	1,420.7	1,308.2	1,513.3	1,499.7	1,640.4	1,700.3	1,711.8
Four years later	1,765.2	1,438.6	1,296.8	1,545.5	1,616.7	1,653.0	1,732.0
Five years later	1,779.1	1,437.0	1,330.0	1,674.8	1,658.2	1,688.5
Six years later	1,794.1	1,469.0	1,457.2	1,719.4	1,687.3
Seven years later	1,816.6	1,592.4	1,472.9	1,746.8
Eight years later	1,945.5	1,607.5	1,488.8
Nine years later	1,957.5	1,623.9
Ten years later	1,977.6
Favourable (unfavourable) development	(241.0)	(305.7)	(250.4)	(208.6)	(109.1)	(77.9)	(45.1)	(42.9)	22.8	(11.3)

In 2010, Crum & Forster experienced $11.3 of net unfavourable development of prior years’ reserves, principally related to general liability lines and workers’ compensation for the recent accident years and reserve strengthening related to two large prior year claims in general liability and surety lines, partially offset by net favourable emergence in umbrella lines and at Crum & Forster’s Seneca division.

The following table is derived from the “Crum & Forster’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Crum & Forster’s Accident Year Claims Reserve Development

	Accident year
	2000 &
As at December 31	Prior	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

End of first year	1,736.6	294.4	347.7	420.9	530.1	529.7	604.2	599.6	574.5	408.9	388.9
One year later	1,691.0	296.6	313.9	383.5	470.9	518.5	594.0	582.5	585.1	418.0
Two years later	1,708.3	324.1	312.2	389.1	455.9	491.6	555.1	563.0	567.8
Three years later	1,754.8	322.8	316.7	377.8	414.2	489.7	526.3	550.9
Four years later	1,765.2	326.7	306.8	376.8	401.9	460.8	522.5
Five years later	1,779.1	310.1	308.0	378.9	398.8	467.2
Six years later	1,794.1	319.6	311.8	407.8	400.5
Seven years later	1,816.6	314.2	312.4	419.4
Eight years later	1,945.5	317.2	311.9
Nine years later	1,957.6	313.5
Ten years later	1,977.6
Favourable (unfavourable) development	(13.9)%	(6.5)%	10.3%	0.4%	24.4%	11.8%	13.5%	8.1%	1.2%	(2.2)%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Adverse development in accident year 2001 and 2000 and prior accident years reflected the impact of increased frequency and severity on casualty lines and the effects of increased competitive conditions during this period, and included strengthening of asbestos, environmental and latent claims reserves on 2000 and prior accident years. Accident years 2002 to 2007 experienced net favourable development, principally attributable to workers’ compensation and favourable development on general liability and commercial multi-peril exposures experiencing decreased loss activity. Accident year 2008 experienced favourable development of property and general liability reserves due to lower than expected claims costs. Accident year 2009 experienced unfavourable development due to higher claims emergence than expected for workers’ compensation.

Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Fairfax Asia

	2010	2009	2008	2007	2006

Provision for claims and LAE at January 1	138.7	113.2	91.0	87.6	74.7

Incurred losses on claims and LAE
Provision for current accident year’s claims	130.2	92.8	65.5	43.1	34.7
Foreign exchange effect on claims	12.7	2.5	0.1	2.2	2.1
Increase (decrease) in provision for prior accident years’ claims	(10.0)	(8.1)	3.4	(4.4)	2.8

Total incurred losses on claims and LAE	132.9	87.2	69.0	40.9	39.6

Payments for losses on claims and LAE
Payments on current accident year’s claims	(24.0)	(20.7)	(15.9)	(11.0)	(11.1)
Payments on prior accident years’ claims	(44.6)	(41.0)	(30.9)	(26.5)	(15.6)

Total payments for losses on claims and LAE	(68.6)	(61.7)	(46.8)	(37.5)	(26.7)

Provision for claims and LAE at December 31	203.0	138.7	113.2	91.0	87.6

The following table shows for Fairfax Asia the original provision for claims reserves including LAE at each calendar year-end commencing in 2000, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired

Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004

Fairfax Asia’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Provision for claims including LAE	11.0	29.6	23.1	25.1	54.7	74.7	87.6	91.0	113.2	138.7	203.0
Cumulative payments as of:
One year later	5.7	19.0	10.1	7.9	13.3	15.6	26.5	30.9	41.0	44.6
Two years later	7.9	26.1	14.1	13.1	21.9	32.6	45.2	49.8	56.5
Three years later	9.7	27.9	16.5	15.9	29.1	44.6	56.3	55.8
Four years later	10.8	29.1	17.8	17.3	32.6	50.3	58.8
Five years later	11.6	29.5	18.2	17.9	33.8	51.1
Six years later	11.6	29.7	18.5	18.2	34.2
Seven years later	11.7	29.8	18.7	18.3
Eight years later	11.7	30.0	18.8
Nine years later	11.7	30.0
Ten years later	11.7
Reserves re-estimated as of:
One year later	13.4	32.8	22.4	24.9	59.6	79.6	84.5	94.9	106.0	136.3
Two years later	14.1	32.3	22.2	23.1	58.2	72.2	84.1	84.7	100.2
Three years later	13.6	32.2	21.3	21.2	49.9	71.8	75.0	79.5
Four years later	13.3	31.5	20.5	20.0	48.3	64.7	72.2
Five years later	12.8	30.8	19.6	20.0	43.5	63.4
Six years later	12.3	30.2	19.8	19.2	42.9
Seven years later	11.9	30.4	19.6	19.2
Eight years later	11.9	30.4	19.7
Nine years later	11.9	30.4
Ten years later	11.8
Favourable (unfavourable) development	(0.8)	(0.8)	3.4	5.9	11.8	11.3	15.4	11.5	13.0	2.4

Fairfax Asia experienced net favourable reserve development of $2.4 during 2010 as a result of net favourable loss reserve development of $10.0, partially offset by unfavourable foreign exchange movements of $7.6 on translation of prior accident years’ claims liabilities denominated in foreign currencies. The net favourable reserve development primarily related to workers’ compensation, marine cargo and general liability lines of business at Falcon, partially offset by net unfavourable development in the hull line of business. The total unfavourable foreign exchange effect on claims reserves of $12.7 was principally related to the strengthening of the Singapore dollar relative to the U.S. dollar during 2010 and was comprised of unfavourable development of $7.6 on prior accident years and unfavourable development of $5.1 on the current accident year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – OdysseyRe

	2010	2009	2008	2007	2006

Provision for claims and LAE at January 1	4,666.3	4,560.3	4,475.6	4,403.1	3,865.4

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,320.6	1,313.3	1,518.8	1,367.9	1,344.3
Foreign exchange effect on claims	46.5	58.8	(143.2)	26.6	46.6
Increase (decrease) in provision for prior accident years’ claims	(3.6)	(11.3)	(10.1)	40.5	185.4

Total incurred losses on claims and LAE	1,363.5	1,360.8	1,365.5	1,435.0	1,576.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(184.4)	(230.6)	(264.8)	(251.4)	(251.3)
Payments on prior accident years’ claims	(988.2)	(1,024.2)	(1,016.0)	(1,111.1)	(787.3)

Total payments for losses on claims and LAE	(1,172.6)	(1,254.8)	(1,280.8)	(1,362.5)	(1,038.6)

Provision for claims and LAE at December 31	4,857.2	4,666.3	4,560.3	4,475.6	4,403.1

The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 2000, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Provision for claims including LAE	1,666.8	1,674.4	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2
Cumulative payments as of:
One year later	596.2	616.2	601.8	632.4	913.7	787.3	1,111.1	1,016.0	1,024.2	988.2
Two years later	1,009.9	985.4	998.8	1,212.9	1,298.5	1,614.0	1,808.2	1,646.5	1,676.1
Three years later	1,276.4	1,295.5	1,423.6	1,455.7	1,835.7	2,160.9	2,273.0	2,123.5
Four years later	1,553.1	1,601.6	1,562.6	1,898.4	2,221.0	2,520.9	2,661.8
Five years later	1,802.2	1,665.8	1,932.4	2,206.1	2,490.5	2,831.1
Six years later	1,827.3	1,968.7	2,188.1	2,426.5	2,734.3
Seven years later	2,061.8	2,173.5	2,373.8	2,625.8
Eight years later	2,224.6	2,327.9	2,546.2
Nine years later	2,352.3	2,476.7
Ten years later	2,475.6
Reserves re-estimated as of:
One year later	1,689.9	1,740.4	1,961.5	2,522.1	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7
Two years later	1,768.1	1,904.2	2,201.0	2,782.1	3,537.0	4,143.5	4,481.5	4,499.0	4,567.7
Three years later	1,987.9	2,155.2	2,527.7	3,049.6	3,736.1	4,221.3	4,564.3	4,537.8
Four years later	2,241.1	2,468.0	2,827.3	3,293.8	3,837.5	4,320.5	4,623.1
Five years later	2,535.0	2,725.8	3,076.8	3,414.1	3,950.1	4,393.0
Six years later	2,750.5	2,973.6	3,202.2	3,534.4	4,023.3
Seven years later	2,968.9	3,079.3	3,324.8	3,606.0
Eight years later	3,068.6	3,193.7	3,396.0
Nine years later	3,181.5	3,269.3
Ten years later	3,252.2
Favourable (unfavourable) development	(1,585.4)	(1,594.9)	(1,551.4)	(1,265.1)	(890.8)	(527.6)	(220.0)	(62.2)	(7.4)	3.6

OdysseyRe experienced net favourable prior period reserve development of $3.6 in 2010, primarily attributable to net favourable development in the U.S. Insurance ($30.4), London Market ($23.5) and EuroAsia divisions ($6.3), partially offset by net adverse development in the Americas division ($56.6) related to pre-2002 casualty reserves and included strengthening of asbestos claims ($44.4).

The following table is derived from the “OdysseyRe’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe’s Accident Year Claims Reserve Development

	Accident Year
	2000 &
As at December 31	Prior	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

End of first year	1,666.8	580.9	720.6	981.3	1,242.1	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7
One year later	1,689.7	568.7	673.5	923.8	1,149.3	1,427.6	1,087.4	1,095.2	1,066.1	1,119.2
Two years later	1,767.7	512.7	661.6	856.4	1,119.7	1,321.2	1,047.5	1,045.7	1,045.9
Three years later	1,987.7	510.2	675.4	824.1	1,074.6	1,297.5	1,031.1	1,025.8
Four years later	2,241.4	529.2	717.7	818.8	1,055.9	1,284.1	1,017.4
Five years later	2,535.2	571.6	719.4	813.7	1,048.1	1,283.4
Six years later	2,750.5	601.0	739.1	811.4	1,049.7
Seven years later	2,968.8	606.9	747.3	811.7
Eight years later	3,068.6	608.4	742.9
Nine years later	3,181.5	613.3
Ten years later	3,252.2
Favourable (unfavourable) development	(95.1)%	(5.6)%	(3.1)%	17.3%	15.5%	13.3%	10.7%	10.3%	5.8%	2.0%

The increase in reserves on accident years 2000 and prior for calendar year 2010 related principally to increased reserves for asbestos and environmental pollution liabilities. The increases in reserves on accident years 2001 and 2002 in recent calendar years related principally to casualty reinsurance written in the United States.

Improvements in competitive conditions and in the economic environment beginning in 2001 resulted in a general downward trend on re-estimated reserves for accident years 2003 through 2009. Initial loss estimates for these more recent accident years did not fully anticipate the improvements in competitive and economic conditions achieved since the early 2000s.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance and Insurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil)

The following table shows for Reinsurance and Insurance – Other (being only Group Re prior to 2008) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Reinsurance and Insurance – Other

	2010	2009	2008	2007	2006

Provision for claims and LAE at January 1	1,004.1	742.0	554.4	558.8	632.3

Transfer to Runoff(1)	–	–	(97.9)	–	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	429.3	371.4	132.4	168.6	201.0
Foreign exchange effect on claims	20.1	69.0	(86.7)	65.0	(0.4)
Increase (decrease) in provision for prior accident years’ claims	(32.4)	31.2	2.3	(28.4)	25.2

Total incurred losses on claims and LAE	417.0	471.6	48.0	205.2	225.8

Payments for losses on claims and LAE
Payments on current accident year’s claims	(126.4)	(81.5)	(42.4)	(54.4)	(73.7)
Payments on prior accident years’ claims	(270.3)	(196.4)	(93.0)	(155.2)	(225.6)

Total payments for losses on claims and LAE	(396.7)	(277.9)	(135.4)	(209.6)	(299.3)

Insurance subsidiaries acquired during the year(2)	–	68.4	372.9	–	–

Provision for claims and LAE at December 31 excluding CTR Life	1,024.4	1,004.1	742.0	554.4	558.8
CTR Life	25.3	27.6	34.9	21.5	24.8

Provision for claims and LAE at December 31	1,049.7	1,031.7	776.9	575.9	583.6

(1)	Transfer to Runoff of nSpire Re’s Group Re business in 2008.

(2)	Polish Re in 2009 and Advent in 2008.

The following table shows for Reinsurance and Insurance – Other (being only Group Re prior to 2008) the original provision for claims reserves including LAE at each calendar year-end commencing in 2000, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Reinsurance and Insurance – Other’s Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Provisions for claims including LAE	209.8	232.4	226.1	263.3	267.6	315.6	373.5	456.5	742.0	1,004.1	1,024.4
Cumulative payments as of:
One year later	47.5	66.6	78.2	115.8	54.3	40.3	85.9	93.0	197.7	240.5
Two years later	100.5	129.7	175.5	152.8	74.6	104.3	151.9	160.5	262.5
Three years later	146.0	215.0	206.0	164.9	128.8	160.5	209.4	238.7
Four years later	221.0	232.0	209.0	210.0	179.2	206.6	267.3
Five years later	227.7	222.5	243.4	251.8	216.2	252.7
Six years later	205.4	243.7	276.7	280.8	252.5
Seven years later	220.4	265.2	299.5	309.6
Eight years later	237.9	279.7	320.6
Nine years later	249.8	293.8
Ten years later	262.3
Reserves re-estimated as of:
One year later	205.3	229.5	268.2	286.3	279.6	319.4	429.4	383.8	833.5	989.2
Two years later	202.8	258.5	295.2	302.9	288.2	361.9	375.8	454.1	833.0
Three years later	222.7	277.5	310.1	317.3	326.7	322.9	436.9	484.2
Four years later	242.0	283.2	323.4	348.4	302.8	377.6	458.0
Five years later	245.3	291.1	348.1	338.0	351.7	393.3
Six years later	251.5	307.9	343.5	375.2	364.5
Seven years later	266.0	305.8	374.6	384.7
Eight years later	266.9	327.1	380.3
Nine years later	287.1	334.7
Ten years later	295.7
Favourable (unfavourable) development	(85.9)	(102.3)	(154.2)	(121.4)	(96.9)	(77.7)	(84.5)	(27.7)	(91.0)	14.9

(1)	The table above has been restated to reflect the transfer of nSpire Re’s Group Re business to Runoff effective January 1, 2008.

Reinsurance and Insurance – Other experienced net favourable development of prior years’ reserves of $14.9 during 2010 as a result of net favourable loss reserve development of $32.4, comprising net favourable development at Advent (principally related to the World Trade Center claims) and Polish Re, partially offset by net adverse development at Group Re and the unfavourable effect of foreign currency movements of $17.5, principally related to the translation of the Canadian dollar-denominated claims liabilities of CRC Re. The total unfavourable impact of the foreign exchange effect on claims reserves of $20.1 was principally as a result of the strengthening of the Canadian dollar relative to the U.S. dollar during 2010 and comprised of $17.5 on prior years and $2.6 on the current year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff

The following table shows for Fairfax’s Runoff operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2006 through 2010. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Runoff

	2010	2009		2008	2007	2006

Provision for claims and LAE at January 1	1,956.7	1,989.9		2,116.5	2,487.9	1,797.9

Transfer to Runoff(1)	–	–		97.9	–	146.2

Incurred losses on claims and LAE
Provision for current accident year’s claims	1.8	–		13.7	5.3	96.2
Foreign exchange effect on claims	(8.4)	14.3		(30.5)	21.0	29.9
Increase in provision for prior accident years’ claims	50.6	57.6		64.1	90.9	75.8
Increase in provision – Swiss Re commutation	–	–		–	–	412.6

Total incurred losses on claims and LAE	44.0	71.9		47.3	117.2	614.5

Payments for losses on claims and LAE
Payments on current accident year’s claims	(0.1)	–		(2.6)	(4.1)	(32.8)
Payments on prior accident years’ claims	(300.0)	(105.1	)(2)	(269.2)	(484.5)	(37.9	)(3)

Total payments for losses on claims and LAE	(300.1)	(105.1)		(271.8)	(488.6)	(70.7)

Runoff subsidiaries acquired during the year(4)	394.4	–		–	–	–

Provision for claims and LAE at December 31	2,095.0	1,956.7		1,989.9	2,116.5	2,487.9

(1)	Transfer to Runoff of nSpire Re’s Group Re business in 2008 and Fairmont in 2006.

(2)	Reduced by $136.2 of proceeds received from the commutation of several reinsurance treaties.

(3)	Reduced by $587.4 of proceeds received from the commutation of the Swiss Re corporate adverse development cover.

(4)	GFIC and Syndicate 2112 in 2010.

In 2010, Runoff experienced $50.6 of net adverse development. U.S. runoff experienced $63.7 of net strengthening of prior years’ reserves (primarily related to net strengthening of workers’ compensation and asbestos lines), partially offset by $13.1 of net favourable development of prior years’ reserves in European runoff (primarily comprised of $29.8 of net favourable development across most lines, $9.7 of net releases of unallocated loss adjustment expense, partially offset by $26.4 of increases to provisions for unpaid uncollectible reinsurance recoverable balances).

Asbestos and Pollution

Note: In this Asbestos and Pollution section, figures are in US$ millions unless otherwise indicated. Figures may not add due to rounding.

General A&E Discussion

A number of Fairfax’s subsidiaries wrote general insurance policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively “A&E”) claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, across the country, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

In addition to asbestos and pollution, the company faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, and welding fumes. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within the company. Tobacco and methyl tertiary butyl ether (“MTBE”) remain as the most significant potential health hazard exposures facing the company. Although still a risk, lead pigment has had some favorable litigation developments in 2009 resulting in this hazard presenting less of a risk to the company.

Following is an analysis of the company’s gross and net loss and ALAE reserves from A&E exposures at year-end 2010, 2009, and 2008 and the movement in gross and net reserves for those years:

	2010		2009		2008
	Gross	Net	Gross	Net	Gross	Net
Runoff
Provision for A&E claims and ALAE at January 1	906.3	354.1	914.8	276.1	988.8	285.9
A&E losses and ALAE incurred during the year	22.2	16.9	74.6	89.1	26.3	17.4
A&E losses and ALAE paid during the year	94.2	28.2	83.1	11.1	100.3	27.2
Provision for A&E claims and ALAE at December 31	834.3	342.8	906.3	354.1	914.8	276.1
US Insurance
Provision for A&E claims and ALAE at January 1	391.1	340.0	444.6	380.7	485.5	418.6
A&E losses and ALAE incurred during the year	10.8	7.7	26.5	7.0	31.9	34.6
A&E losses and ALAE paid during the year	53.8	45.1	80.0	47.7	72.8	72.5
Insurance subsidiaries acquired during the year(1)	8.6	8.6	–	–	–	–
Provision for A&E claims and ALAE at December 31	356.7	311.2	391.1	340.0	444.6	380.7
OdysseyRe
Provision for A&E claims and ALAE at January 1	413.7	265.6	394.8	260.4	381.2	256.9
A&E losses and ALAE incurred during the year	84.5	53.2	70.3	40.6	76.4	45.1
A&E losses and ALAE paid during the year	55.3	38.0	51.4	35.4	62.8	41.6
Provision for A&E claims and ALAE at December 31	442.9	280.8	413.7	265.6	394.8	260.4
Fairfax Total
Provision for A&E claims and ALAE at January 1	1,711.1	959.7	1,754.2	917.2	1,855.5	961.4
A&E losses and ALAE incurred during the year	117.5	77.8	171.4	136.7	134.6	97.1
A&E losses and ALAE paid during the year	203.3	111.3	214.5	94.2	235.9	141.3
Insurance subsidiaries acquired during the year(1)	8.6	8.6	–	–	–	–
Provision for A&E claims and ALAE at December 31	1,633.9	934.8	1,711.1	959.7	1,754.2	917.2

(1)	Zenith National in 2010.

Reserves presented in the above table, exclude certain reserves related to pre-collected reinsurance recoverable balances from previously commuted reinsurance contracts along with amounts for impaired reinsurers principally at Runoff. At December 31, 2010, these additional reserves amounted to $180.2 (2009 – $196.1; 2008 – $197.9) the majority of which relate to commuted reinsurance balances.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As part of the overall review of its asbestos and environmental exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid losses and ALAE for the past three years. The resulting ratio is a simple measure of the estimated number of years before the year-end loss and ALAE reserves would be exhausted using recent payment run rates (the higher the ratio, the more years the loss and ALAE reserves would be expected to cover). The following table presents the asbestos and environmental survival ratios:

	Runoff	U.S. Insurance	OdysseyRe

Net loss and ALAE reserves	342.8	311.2	280.8
3-year average net paid loss and ALAE	22.2	56.8	38.3
3-year survival ratio	15.5	5.5	7.3

Asbestos Claim Discussion

Tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, this has not been the case. However, expense has increased somewhat as a result of this trend due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases were.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2010, 2009, and 2008 and the movement in gross and net reserves for those years:

	2010		2009		2008
	Gross	Net	Gross	Net	Gross	Net
Runoff
Provision for asbestos claims and ALAE at January 1	668.4	251.5	589.0	186.8	655.4	199.9
Asbestos losses and ALAE incurred during the year	57.8	36.2	120.3	74.6	7.1	4.0
Asbestos losses and ALAE paid during the year	62.3	22.7	40.9	9.9	73.5	17.1
Provision for asbestos claims and ALAE at December 31	663.9	265.0	668.4	251.5	589.0	186.8
US Insurance
Provision for asbestos claims and ALAE at January 1	314.1	269.3	356.4	301.8	391.5	333.6
Asbestos losses and ALAE incurred during the year	9.8	6.7	21.2	2.8	23.1	25.2
Asbestos losses and ALAE paid during the year	46.1	39.6	63.5	35.3	58.2	57.0
Insurance subsidiaries acquired during the year(1)	6.6	6.6	–	–	–	–
Provision for asbestos claims and ALAE at December 31	284.4	243.0	314.1	269.3	356.4	301.8
OdysseyRe
Provision for asbestos claims and ALAE at January 1	386.6	241.6	360.6	230.5	339.2	222.4
Asbestos losses and ALAE incurred during the year	73.8	44.4	69.4	40.0	73.8	41.0
Asbestos losses and ALAE paid during the year	51.1	34.2	43.4	28.9	52.4	32.9
Provision for asbestos claims and ALAE at December 31	409.3	251.8	386.6	241.6	360.6	230.5
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,369.1	762.4	1,306.0	719.1	1,386.1	755.9
Asbestos losses and ALAE incurred during the year	141.4	87.3	210.9	117.4	104.0	70.2
Asbestos losses and ALAE paid during the year	159.5	96.5	147.8	74.1	184.1	107.0
Insurance subsidiaries acquired during the year(1)	6.6	6.6	–	–	–	–
Provision for asbestos claims and ALAE at December 31	1,357.6	759.8	1,369.1	762.4	1,306.0	719.1

(1)	Zenith National in 2010.

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The runoff companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants.

Crum & Forster has asbestos exposure related mostly to less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners. For the most part, these insureds are defendants on a regional rather than nationwide basis. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, Fairfax evaluates their asbestos exposure on an insured-by-insured basis. Since the mid-1990’s Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2010 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, claims against Fortune 500 companies continue to decline, and while insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, approximately 1,280 sites are included on the National Priorities List (NPL) of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources.

The state of New Jersey as well as various special interest groups and Native American tribes in Washington have and continue to pursue polluters for natural resource damages. However, these claims continue to develop slowly. At this point in time, natural resource damages claims have not developed into significant risks for Fairfax insureds.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2010, 2009, and 2008 and the movement in gross and net reserves for those years:

	2010		2009		2008
	Gross	Net	Gross	Net	Gross	Net

Runoff
Provision for pollution claims and ALAE at January 1	237.9	102.6	325.8	89.3	333.4	86.0
Pollution losses and ALAE incurred during the year	(35.6)	(19.3)	(45.7)	14.5	19.2	13.4
Pollution losses and ALAE paid during the year	31.9	5.5	42.2	1.2	26.8	10.1
Provision for pollution claims and ALAE at December 31	170.4	77.8	237.9	102.6	325.8	89.3
US Insurance
Provision for pollution claims and ALAE at January 1	77.0	70.7	88.2	78.9	94.0	85.0
Pollution losses and ALAE incurred during the year	1.0	1.0	5.3	4.2	8.8	9.4
Pollution losses and ALAE paid during the year	7.7	5.5	16.5	12.4	14.6	15.5
Insurance subsidiaries acquired during the year(1)	2.0	2.0	–	–	–	–
Provision for pollution claims and ALAE at December 31	72.3	68.2	77.0	70.7	88.2	78.9
OdysseyRe
Provision for pollution claims and ALAE at January 1	27.1	24.0	34.2	29.9	42.0	34.5
Pollution losses and ALAE incurred during the year	10.7	8.8	0.9	0.6	2.6	4.1
Pollution losses and ALAE paid during the year	4.2	3.8	8.0	6.5	10.4	8.7
Provision for pollution claims and ALAE at December 31	33.6	29.0	27.1	24.0	34.2	29.9
Fairfax Total
Provision for pollution claims and ALAE at January 1	342.0	197.3	448.2	198.1	469.4	205.5
Pollution losses and ALAE incurred during the year	(23.9)	(9.5)	(39.5)	19.3	30.6	26.9
Pollution losses and ALAE paid during the year	43.8	14.8	66.7	20.1	51.8	34.3
Insurance subsidiaries acquired during the year(1)	2.0	2.0	–	–	–	–
Provision for pollution claims and ALAE at December 31	276.3	175.0	342.0	197.3	448.2	198.1

(1)	Zenith National in 2010.

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by Fairfax’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities. The exposure presented by each insured is evaluated; the anticipated cost of resolution assessed and using ground-up, exposure-based analysis a determination of potential impact to Fairfax subsidiaries’ policies is made. This ground-up, exposure based analysis is considered industry “best practice” for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

Summary

Management believes that the A&E reserves reported at December 31, 2010 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Recoverable from Reinsurers

Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks that they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers on the consolidated balance sheet ($3,993.8 at December 31, 2010) consists of future recoverables on unpaid claims ($3.5 billion), reinsurance receivable on paid losses ($238.1) and unearned premiums from reinsurers ($279.8). This $3.5 billion of future recoverables from reinsurers on unpaid claims at December 31, 2010 increased by $0.2 billion during 2010 from $3.3 billion at December 31, 2009. The increase related primarily to the acquisition of Zenith National and GFIC, the effects of losses ceded to reinsurers related to the Chilean earthquake (principally by OdysseyRe) and business growth at Fairfax Asia, partially offset by continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

The following table presents Fairfax’s top 50 reinsurance groups (ranked by gross recoverable from reinsurers net of provisions for uncollectible reinsurance) at December 31, 2010. These 50 reinsurance groups represented 80.2% of Fairfax’s consolidated recoverable from reinsurers at December 31, 2010. In the following table and the accompanying tables in this section, recoverable from reinsurers are reported net of intercompany reinsurance.

		A.M. Best rating	Gross	Net unsecured
		(or S&P	recoverable	recoverable(3)
Group	Principal reinsurers	equivalent)(1)	from reinsurers(2)	from reinsurers

Swiss Re	Swiss Re America Corp.	A	776.5	473.5
Lloyd’s	Lloyd’s	A	296.8	264.4
Munich	Munich Reinsurance Co. of Canada	A+	182.0	162.4
Nationwide	Nationwide Mutual Insurance Co.	A+	137.0	136.9
Berkshire Hathaway	General Reinsurance Corp.	A++	128.6	125.8
Everest	Everest Reinsurance Co.	A+	125.5	105.1
SCOR	SCOR Canada Reinsurance Co.	A	110.6	102.5
HDI	Hannover Rueckversicherung	A	109.7	86.4
CNA	Continental Casualty	A	107.5	72.5
Aegon	Arc Re	(4)	96.3	14.1
Transatlantic	Transatlantic Reinsurance Co.	A	93.2	89.6
GIC	General Insurance Corp. of India	A-	86.6	21.6
Ace	Insurance Co. of North America	A+	80.5	79.0
Enstar	Unionamerica Insurance	NR	66.3	61.6
Alterra	Alterra Bermuda Ltd.	A	58.4	39.6
AXA	Colisee Re	A	55.7	51.5
Travelers	Travelers Indemnity Co.	A+	50.4	49.8
Genworth	Genworth Life and Annuity Insurance Co.	A	49.8	49.8
Platinum	Platinum Underwriters Reinsurance Co.	A	49.5	43.3
Ullico	Ullico Casualty Co.	B+	49.1	–
Arch Capital	Arch Reinsurance Co.	A	46.2	19.7
PartnerRe	Paris Re SA	A	39.5	33.4
Brit	Brit Insurance Ltd.	A	38.2	33.3
Singapore Re	Singapore Re Corp	A-	37.7	13.5
Liberty Mutual	Employers Insurance of Wausau	A	37.6	37.1
MS&AD Insurance Group	Aioi Nissay Dowa Insurance Co. Ltd.	A	34.5	25.5
Cigna	Connecticut General Life Insurance Co.	A	32.3	32.2
AIG	Lexington Insurance	A	31.4	25.6
Aspen	Aspen Insurance UK Ltd	A	30.0	29.3
Chubb	Federal Insurance Co.	A++	29.7	29.5
CCR	Caisse Centrale de Reassurance	A++	29.2	22.4
Aviva	Aviva International Insurance Ltd.	A	26.5	26.2
Randall & Quilter	R&Q Reinsurance Co.	NR	26.1	26.1
Allstate	Allstate Insurance Co.	A+	25.3	25.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

		A.M. Best rating	Gross	Net unsecured
		(or S&P	recoverable	recoverable(3)
Group	Principal reinsurers	equivalent)(1)	from reinsurers(2)	from reinsurers

Renaissance	Renaissance Re	A+	24.7	24.0
Met Life	Metropolitan Life Insurance Co.	A+	24.2	24.2
Toa Re	Toa Reinsurance Co. of America	A	23.5	21.9
FM Global	Factory Mutual Insurance Co.	A+	22.8	22.8
Manulife	John Hancock Life Insurance Co.	A+	22.7	20.4
White Mountains	White Mountains Reinsurance Co. of America	A-	22.5	20.4
Hartford	Excess Insurance Co. Ltd.	A	21.5	18.2
Validus	Validus Reinsurance Ltd.	A-	21.5	19.9
Asia Capital	Asia Capital Re Group Pte Ltd.	A-	20.3	15.3
Starr	Starr Indemnity & Liability Co.	A	18.9	18.9
WR Berkley	Berkley Insurance Co.	A+	18.8	16.8
XL	XL Reinsurance America Inc.	A	18.3	16.5
Axis	Axis Reinsurance Co.	A	17.9	15.9
Tokio Marine	Tokio Marine & Nichido Fire Insurance Co. Ltd.	A++	17.5	16.6
Symetra	Symetra Life Insurance Co.	A	17.5	17.5
Global Re	Global Reinsurance Corp. of America	NR	16.9	15.1

Sub-total			3,503.7	2,712.9
Other reinsurers			863.1	616.8

Total recoverable from reinsurers			4,366.8	3,329.7
Provision for uncollectible reinsurance			373.0	373.0

Recoverable from reinsurers			3,993.8	2,956.7

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)	Before specific provisions for uncollectible reinsurance.

(3)	Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

(4)	Aegon is rated A- by S&P; Arc Re is not rated.

The following table presents the classification of the $3,993.8 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2010. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

          Consolidated Recoverable from Reinsurers

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	recoverable	security	recoverable
	equivalent)	from reinsurers	is held	from reinsurers

	A++	176.4	8.5	167.9
	A+	841.0	72.0	769.0
	A	2,077.5	473.2	1,604.3
	A-	262.3	123.7	138.6
	B++	38.0	13.0	25.0
	B+	78.0	55.8	22.2
	B or lower	5.5	–	5.5
	Not rated	806.6	244.3	562.3
	Pools and associations	81.5	46.6	34.9

		4,366.8	1,037.1	3,329.7
Provision for uncollectible reinsurance		373.0		373.0

Recoverable from reinsurers		3,993.8		2,956.7

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,037.1 as at December 31, 2010 as follows:

•	for reinsurers rated A- or better, Fairfax had security of $677.4 against outstanding reinsurance recoverable of $3,357.2;

•	for reinsurers rated B++ or lower, Fairfax had security of $68.8 against outstanding reinsurance recoverable of $121.5; and

•	for unrated reinsurers, Fairfax had security of $244.3 against outstanding reinsurance recoverable of $806.6.

In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $373.0 provision for uncollectible reinsurance related to the $615.0 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated.

The two following tables separately break out the consolidated recoverable from reinsurers for the operating companies and for the runoff operations. As shown in those tables, approximately 25.0% of the consolidated recoverable from reinsurers related to runoff operations as at December 31, 2010 (compared to 33.0% at December 31, 2009).

          Recoverable from Reinsurers – Reinsurance and Insurance Operating Companies

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	recoverable	security	recoverable
	equivalent)	from reinsurers	is held	from reinsurers

	A++	158.2	8.4	149.8
	A+	531.4	50.5	480.9
	A	1,639.2	439.2	1,200.0
	A-	242.6	122.8	119.8
	B++	34.0	12.5	21.5
	B+	66.7	53.5	13.2
	B or lower	2.9	–	2.9
	Not rated	359.8	158.6	201.2
	Pools and associations	75.0	46.6	28.4

		3,109.8	892.1	2,217.7
Provision for uncollectible reinsurance		114.2		114.2

Recoverable from reinsurers		2,995.6		2,103.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

          Recoverable from Reinsurers – Runoff Operations

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	recoverable	security	recoverable
	equivalent)	from reinsurers	is held	from reinsurers

	A++	18.2	0.1	18.1
	A+	309.6	21.5	288.1
	A	438.3	34.0	404.3
	A-	19.7	0.9	18.8
	B++	4.0	0.5	3.5
	B+	11.3	2.3	9.0
	B or lower	2.6	–	2.6
	Not rated	446.8	85.7	361.1
	Pools and associations	6.5	–	6.5

		1,257.0	145.0	1,112.0
Provision for uncollectible reinsurance		258.8		258.8

Recoverable from reinsurers		998.2		853.2

Based on the results of the preceding analysis of Fairfax’s reinsurance recoverable and on the credit risk analysis performed by the company’s reinsurance security department as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provided for all likely losses arising from uncollectible reinsurance at December 31, 2010.

The company’s reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance for various reasons including risk diversification and mitigation and protection of capital. As set out in note 9 to the consolidated financial statements, ceded reinsurance transactions had a net favourable pre-tax impact in 2010 of $11.0 (2009 – net negative pre-tax impact of $337.5; net negative pre-tax impact of 2008 – $144.3). Earned premiums ceded to reinsurers increased to $912.5 in 2010 compared to $814.5 in 2009 with increases at OdysseyRe of $48.3 (principally increased utilization of reinsurance at OdysseyRe’s insurance operations), Fairfax Asia of $38.5 (primarily reflecting business growth) and Crum and Forster of $10.6 (due to lower net retentions), partially offset by a decrease at Northbridge of $9.8 (related to Northbridge’s response to the challenging industry pricing conditions, partially offset by the effect of foreign currency translation). Earned premiums ceded to reinsurers in 2009 increased to $814.5 compared to $713.5 in 2008. Earned premiums ceded to reinsurers in 2009 reflected greater reinsurance utilization by OdysseyRe’s insurance operations ($64.2), Crum & Forster ($30.6), Advent ($28.6) and Fairfax Asia ($24.5), partially offset by greater retention of premiums written at Northbridge following changes to its reinsurance programme in 2008 and the effect of the strengthening during 2009 of the U.S. dollar relative to certain other currencies in which the company transacts business (based on annual average rates of exchange). Commissions earned on ceded reinsurance premiums in 2010 increased to $166.8 compared to $145.4 in 2009 (2008 – $144.9) with the increases in commissions earned on ceded reinsurance premiums generally following the increases in earned premiums ceded to reinsurers as described above. Increased claims incurred ceded to reinsurers of $788.7 in 2010 compared to $391.3 in 2009 (2008 – $439.3) reflected an increase in losses ceded by Fairfax Asia’s First Capital principally attributable to the Aban Pearl oil rig loss and increased reinsurance utilization. Provisions for uncollectible reinsurance decreased in 2010 to $32.0 from $59.7 in 2009 (2008 – $15.0) primarily as a result of the large write-off of reinsurance recoverable balances in U.S. runoff in 2009.

Reinsurance activities contributed to operating cash flow during 2010 as the result of collections in 2010 of ceded losses related to the Chilean and New Zealand earthquakes, the Deepwater Horizon loss and the Aban Pearl oil rig loss and continued progress by the Runoff operations in collecting and commuting its remaining reinsurance recoverable balances (including the collection of $99.0 in 2010 related to the commutation of several reinsurance contracts by TIG in 2009), partially offset by increased written premium ceded to reinsurers. Reinsurance activities contributed to operating cash flow during 2009 as the result of significant reinsurance collections in 2009 of ceded losses related to Hurricanes Ike and Gustav (which occurred in 2008) and other catastrophe losses and the effects of reinsurance commutations. Reinsurance activities contributed significantly to operating cash flow during 2008 primarily as a result of Crum & Forster’s reinsurance commutation (cash proceeds received in 2008 of $302.5), decreased written premium ceded to reinsurers by Northbridge following changes to its reinsurance programme, reduced underwriting activity as a result of the insurance and operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions, and continued progress by the Runoff operations, partially offset by the effect of increased reinsurance utilization by OdysseyRe’s insurance operations.

Float

Fairfax’s float is the sum of its loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. The float is a non-GAAP measure. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of generating that float. As the table shows, the average float from those operations increased 10.6% in 2010 to $10.4 billion, at a cost of 2.3%.

					Average long
			Benefit		term Canada
	Underwriting		(cost)		treasury bond
Year	profit (loss)	Average float	of float		yield

1986	2.5	21.6	11.6%		9.6%

2006	212.6	8,212.9	2.6%		4.3%
2007	238.9	8,617.7	2.8%		4.3%
2008	(280.9)	8,917.8	(3.1%	)	4.1%
2009	7.3	9,429.3	0.1%		3.9%
2010	(236.6)	10,430.5	(2.3%	)	3.8%
Weighted average since inception			(2.3%	)	4.9%
Fairfax weighted average financing differential since inception: 2.6%

The following table presents the breakdown of total year-end float for the most recent five years.

					Reinsurance	Total
					and	Insurance
	Canadian	U.S.	Asian	Reinsurance	Insurance	and
Year	Insurance	Insurance	Insurance	OdysseyRe	Other	Reinsurance	Runoff	Total

2006	1,586.0	1,853.8	85.4	4,360.2	572.4	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,412.6	577.8	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5

In 2010, the Canadian float increased by 6.8% (at a cost of 3.4%) primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar. The U.S. Insurance float increased 41.5% (at a cost of 6.7%), as a result of the acquisition of Zenith National, partially offset by the sustained reduction of business at Crum & Forster. Excluding the portion of the overall increase due to the acquisition of Zenith National, the U.S. Insurance float decreased 5.7%

FAIRFAX FINANCIAL HOLDINGS LIMITED

(at a cost of 3.3%). The Asian Insurance float increased by 14.6% (at no cost), due to an increase in premiums written at both Falcon and First Capital and the strengthening of the Singapore dollar relative to the U.S. dollar. The Reinsurance – OdysseyRe float increased 5.7% (at no cost), primarily as a result of increased net reserves. The Reinsurance and Insurance – Other float decreased 2.0% (at a cost of 3.9%) primarily due to decreased premium volumes at Advent, Group Re and Polish Re, partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar. The Runoff float increased 18.0% as a result of the acquisition of GFIC and Syndicate 2112, partially offset by the continued progress in the reduction of runoff claims. Excluding the portion of the overall increase attributable to the acquisition of GFIC, the Runoff float decreased 3.6%. In the aggregate, the total float increased by 13.6% to $13.1 billion at the end of 2010. Excluding the portion of the overall increase attributable to the acquisition of Zenith National and GFIC, the total float increased by 1.9% to $11.8 billion at the end of 2010.

Insurance Environment

The property and casualty insurance and reinsurance industry’s underwriting results deteriorated in 2010 due to challenging industry conditions driven by industry wide pricing weaknesses. This was caused by excess capacity in the industry as financial markets have stabilized (relative to recent years) and catastrophe losses within North America have remained low. Offsetting this deterioration, was favorable prior year development that benefited the current year combined ratio. The combined ratio in 2010 for the industry in Canada, U.S. commercial lines insurers and U.S. reinsurers are expected to be approximately 99.4%, 108.5% and 95.7% respectively, according to recently published reports. The insurance industry faces a difficult environment in 2011 with pricing in many lines of businesses still declining (although at a slower rate), interest rates at historical lows and decreasing reserve adequacy levels.

Investments

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income earned on holding company cash, short term investments and marketable securities was $14.8 in 2010 (2009 – $36.4, 2008 – $28.8). Interest and dividend income earned in Fairfax’s first year and for the past twelve years (the period since Fairfax’s last significant acquisition added materially to investments notwithstanding the acquisition of Zenith in 2010) is presented in the following table.

	Average		Interest and dividend income
	investments at		Pre-tax			After tax
Year	carrying value(1)		Amount	Yield	Per share	Amount	Yield	Per share
				(%)	($)		(%)	($)

1986	46.3		3.4	7.34	0.70	1.8	3.89	0.38

1999	10,020.3		532.7	5.32	39.96	348.0	3.47	26.10
2000	11,291.5		534.0	4.73	40.54	377.6	3.34	28.66
2001	10,264.3		436.9	4.26	33.00	297.1	2.89	22.44
2002	10,377.9		436.1	4.20	30.53	292.2	2.82	20.46
2003	11,527.5		331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8		375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5		466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0		746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	(2)	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	(2)	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	(2)	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,273.0	(2)	762.4	3.42	37.31	526.1	2.36	25.74

(1)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(2)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

Funds withheld payable to reinsurers shown on the consolidated balance sheet ($363.2 as at December 31, 2010) represented premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties, principally related to Crum & Forster ($264.7) and OdysseyRe ($42.3). In 2010, $17.3 of interest expense accrued to reinsurers on funds withheld; the company’s total interest and dividend income of $762.4 in 2010 was net of this interest expense. Claims payable under such treaties are paid first out of the funds withheld balances.

Interest and dividend income increased in 2010 relative to 2009 (by $49.7, or 7.0%) with the increase primarily reflecting the consolidation of interest and dividends earned by Zenith National and GFIC. Consolidated interest and dividend income in 2010 increased 2.0% to $727.2 from $712.7 in 2009 (after excluding $29.8 and $5.4 of interest and dividends recorded by Zenith National and GFIC respectively in 2010) primarily as the result of the impact of higher yielding securities owned in the investment portfolio and the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity earnings of investees, partially offset by increased investment expense incurred in connection with total return swaps. The gross portfolio yield, before deduction of interest expense on funds withheld, of $779.7 was 3.50% in 2010 compared to the 2009 gross portfolio yield of $729.0, or 3.54%. The pre-tax interest and dividend income yield and the after-tax interest and dividend yield remained relatively unchanged year-over-year which was consistent with trends in short term and long term U.S. interest rates in 2010. The company’s pre-tax interest and dividend income yield was 3.42% in 2010 compared to 3.46% in 2009, while the after-tax interest and dividend yield was 2.36% in 2010 compared to 2.32% in 2009. Yields on three-month U.S. treasury bills averaged approximately 0.14% in 2010 and 2009 and yields on ten-year U.S. treasury bonds averaged approximately 3.22% in 2010 compared to approximately 3.24% in 2009. The modest increase in the after-tax interest and dividend yield was attributable to the decrease in the company’s Canadian statutory income tax rate from 33.0% in 2009 to 31.0% in 2010. Since 1985, pre-tax interest and dividend income per share has compounded at a rate of 18.0% per year.

Investments at their year-end carrying values (including at the holding company) in Fairfax’s first year and for the past twelve years (the period since Fairfax’s last significant acquisition added materially to investments notwithstanding the acquisition of Zenith National in 2010) are presented in the following table. Bonds includes credit and CPI-linked derivatives and common stocks includes investments, at equity and equity derivatives.

	Cash and
	short term		Preferred	Common	Real		Per share
Year	investments(1)	Bonds	stocks	stocks	estate	Total(1)	($)(1)

1985	6.4	14.1	1.0	2.5	–	24.0	4.80

1999	1,766.9	9,165.9	92.3	1,209.0	55.6	12,289.7	915.35
2000	1,663.0	7,825.5	46.7	813.6	50.8	10,399.6	793.81
2001	1,931.3	7,357.3	79.4	811.7	49.1	10,228.8	712.76
2002	2,033.2	7,390.6	160.1	992.1	20.5	10,596.5	753.90
2003	6,120.8	4,705.2	142.3	1,510.7	12.2	12,491.2	901.35
2004	4,075.0	7,260.9	135.8	1,960.9	28.0	13,460.6	840.80
2005	4,385.0	8,127.4	15.8	2,324.0	17.2	14,869.4	835.11
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007(2)	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008(2)	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009(2)	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010(2)	4,073.4	13,353.5	627.3	5,226.8	24.6	23,305.6	1,139.35

(1)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(2)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

Total investments per share increased at December 31, 2010 compared to December 31, 2009 with the increase primarily reflecting the consolidation of the investment portfolios of Zenith National and GFIC ($1.6 billion and $604.9 respectively at December 31, 2010), increased net unrealized gains on common stocks and the favourable impact of foreign currency translation, partially offset by increased unrealized losses on the company’s equity hedges,

FAIRFAX FINANCIAL HOLDINGS LIMITED

U.S. state and municipal fixed income securities and U.S. treasury securities and the increase in common shares effectively outstanding (20,455,247 at December 31, 2010 increased from 19,988,870 at December 31, 2009). Net gains on investments in 2010 of $188.5 were principally comprised of $573.9 of net gains on bonds (including $170.9 of net mark-to-market losses on U.S. state and municipal bonds), $77.9 of net gains on the partial disposition of International Coal (as described in note 2 to the consolidated financial statements) and $26.4 of net gains on CPI-linked and other derivatives, partially offset by $279.4 of net losses on common stocks and equity derivatives (including $936.6 of net losses related to the company’s equity hedges), $178.2 of net losses related to foreign currency, $33.7 of other than temporary impairments recorded on common stocks and bonds and $13.8 of net losses on preferred stocks. Since 1985, investments per share have compounded at a rate of 25.6% per year.

Fairfax’s investment managers perform their own fundamental analysis of each proposed investment, and subsequent to investing, management evaluates at least quarterly all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings (losses) rather than in other comprehensive income (loss). In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current assessment of intrinsic value based on current outlook and other relevant investment considerations. Other considerations in this assessment include: (i) the length of time and extent to which the fair value has been less than its cost or amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; and (iv) the company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings.

The composition of the company’s fixed income portfolio as at December 31, 2010, classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented in the table that follows:

	December 31, 2010		December 31, 2009
	Carrying		Carrying
Issuer Credit Rating	value	%	value	%

AAA/Aaa	4,220.2	32.5	5,748.9	50.1
AA/Aa	5,291.0	40.8	1,695.4	14.8
A/A	1,432.7	11.1	1,468.5	12.8
BBB/Baa	558.4	4.3	970.8	8.5
BB/Ba	324.4	2.5	253.5	2.2
B/B	215.1	1.7	291.9	2.5
Lower than B/B and unrated	914.9	7.1	1,039.4	9.1

Total	12,956.7	100.0	11,468.4	100.0

At December 31, 2010, 88.8% (86.2% at December 31, 2009) of the fixed income portfolio carrying value was rated investment grade, with 73.4% (64.9% at December 31, 2009) being rated AA or better (primarily consisting of government obligations). At December 31, 2010, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian and U.K. federal government bonds) to which the company had the greatest exposure totaled $3,991.4, which represented approximately 17.1% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2010 was $450.5, which represented approximately 1.9% of the total investment portfolio.

The consolidated investment portfolio included $5.4 billion ($5.5 billion at December 31, 2009) in U.S. state and municipal bonds (approximately $4.3 billion tax-exempt, $1.1 billion taxable), almost all of which were purchased during 2008. During 2010, the credit ratings of a significant number of issuers of U.S. state and municipal bonds, including issuers insured by Berkshire Hathaway Assurance Corp. (as described below) were downgraded by credit rating agencies from AAA/Aaa to AA/Aa and was the primary reason for the increase in the company’s investment in AA/Aa bonds in the table above. Of the $5.4 billion ($5.4 billion at December 31, 2009) held in the subsidiary investment portfolios at December 31, 2010, approximately $3.5 billion ($3.5 billion at December 31, 2009) were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds. During the fourth quarter of 2010, interest rates on U.S. state and municipal bonds increased and resulted in the company recognizing significant mark-to-market losses in consolidated net earnings. Notwithstanding these fourth quarter losses, at December 31, 2010, the aggregate net fair value of the company’s U.S. state and municipal bond portfolio remained in excess of the cost paid to acquire these bonds in 2008 (when credit spreads were significantly wider than at December 31, 2010).

Since 2003, subsidiary portfolio investments and holding company investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of risks affecting specific financial assets of the company, exposures potentially affecting the fair value of the company’s fixed income portfolio and of broader systemic risk. The company’s holdings of credit default swap contracts have declined significantly by the end of 2010 largely as a result of significant sales in 2008 and contract expirations in 2009 and 2010. The company determined not to utilize credit default swaps currently as part of its economic hedging program and therefore not to replace its credit default swaps as sales or expiries occurred, with the result that the company no longer has significant holdings of credit default swaps. Accordingly, the company no longer considers credit default swaps to be an economic hedge of its financial assets effective January 1, 2011.

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts. Agreements negotiated with counterparties also provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	December 31,
	2010	2009

Total derivative assets (excluding exchange traded instruments comprised principally of equity call options and warrants and credit warrants which are not subject to counterparty risk)	424.8	104.8
Impact of net settlement arrangements	(119.0)	(11.1)
Fair value of collateral deposited for the benefit of the company	(120.5)	(23.2)

Net derivative counterparty exposure after net settlement and collateral arrangements	185.3	70.5

The fair value of the collateral deposited for the benefit of the company at December 31, 2010 consisted of cash of $26.1 (nil at December 31, 2009) and government securities of $94.4 ($23.2 at December 31, 2009) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2010. The net derivative counterparty exposure after net settlement and collateral arrangements relates principally to balances due from counterparties that are lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.

Interest Rate Risk

Credit risk aside, the company positions its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced by liquidity requirements, and may reposition the portfolio in response to changes in the interest rate environment.

At December 31, 2010, the fair value of the company’s investment portfolio included approximately $13.0 billion of fixed income securities which are subject to interest rate risk. As interest rates rise, the fair value of fixed income investments declines and, conversely, as interest rates decline, the market value of fixed income investments rises. In

FAIRFAX FINANCIAL HOLDINGS LIMITED

each case, the longer the maturity of the financial instrument, the greater the consequence of the change in interest rates. The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security. Given the current economic and interest rate environment, the company believes a 200 basis point shift to be reasonably possible.

	December 31, 2010
		Hypothetical $ change
		effect on:
	Fair value of	Other
	fixed income	comprehensive	Net	Hypothetical
Change in Interest Rates	portfolio	income	earnings	% change

200 basis point increase	10,285.5	(1,001.2)	(800.2)	(20.6)
100 basis point increase	11,473.9	(563.5)	(445.5)	(11.4)
No change	12,956.7	–	–	–
100 basis point decrease	14,593.3	670.7	446.4	12.6
200 basis point decrease	16,461.7	1,498.9	898.5	27.1

	December 31, 2009
		Hypothetical $ change
		effect on:
	Fair value of	Other
	fixed income	comprehensive	Net	Hypothetical
Change in Interest Rates	portfolio	income	earnings	% change

200 basis point increase	9,689.3	(448.6)	(752.3)	(15.5)
100 basis point increase	10,535.9	(241.5)	(389.4)	(8.1)
No change	11,468.4	–	–	–
100 basis point decrease	12,434.0	268.9	384.1	8.4
200 basis point decrease	13,521.5	585.7	806.0	17.9

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Return on the Investment Portfolio

The following table presents the performance of the investment portfolio in Fairfax’s first year and for the most recent twelve years (the period since Fairfax’s last significant acquisition added materially to investments notwithstanding the acquisition of Zenith National in 2010). For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses). Since 2007, due to the prospective adoption effective January 1, 2007 of accounting pronouncements as described in footnote 4 to the table, the calculation of total return on average investments included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

									Change in
							Net gains (losses)		unrealized
	Average					Change in	recorded in:		gains	Total return
	investments		Interest	Net		unrealized		Other	(losses)	on average
	at carrying		and	realized		gains	Net	comprehensive	on equity accounted	investments
Year	value(1)		dividends	gains		(losses)	earnings(5)	income	investments		(%)

1986	46.3		3.4	0.7		(0.2)	–	–	–	3.9	8.4

1999	10,020.3		532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5		534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3		436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9		436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5		331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8		375.7	300.5	(2)	165.6	–	–	–	841.8	6.5
2005	14,142.5		466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0		746.5	789.4	(3)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	(4)	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	(4)	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	(4)	712.7	–		–	904.3	1,076.7	(185.2)	2,508.5	12.2
2010	22,273.0	(4)	762.4	–		–	214.9	(193.2)	90.6	874.7	3.9

Cumulative from inception			7,534.2	3,887.8			5,477.3				9.7	(6)

(1)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(2)	Excludes the $40.1 gain on the company’s 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(3)	Excludes the $69.7 gain on the company’s 2006 secondary offering of OdysseyRe, the $15.7 loss on the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(4)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

(5)	Excludes a net loss in 2010 of $26.4 (2009 – net gain of $14.3; 2008 – net loss of $147.9; 2007 – net gain of $26.4) recognized on the company’s underwriting activities related to foreign currency. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company’s consolidated subsidiaries.

(6)	Simple average of the total return on average investments for each of the 25 years.

Investment gains have been an important component of Fairfax’s financial results since 1985, having contributed an aggregate $10,215.6 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2010, total return on average investments has averaged 9.7%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	2010		2009		2008		2007		2006(1)		2006

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,474.2		1,242.7		1,555.0		963.4		783.6		767.4

Holding company debt	1,498.1		1,236.9		869.6		1,063.2		1,181.5		1,202.6
Subsidiary debt	919.9		903.4		910.2		915.0		974.2		981.3
Other long term obligations – holding company	311.5		173.5		187.7		192.6		197.1		197.1

Total debt	2,729.5		2,313.8		1,967.5		2,170.8		2,352.8		2,381.0

Net debt	1,255.3		1,071.1		412.5		1,207.4		1,569.2		1,613.6

Common shareholders’ equity	7,761.9		7,391.8		4,866.3		4,121.4		2,799.6		2,720.3
Preferred stock	934.7		227.2		102.5		136.6		136.6		136.6
Non-controlling interests	45.8		117.6		1,382.8		1,585.0		1,300.6		1,292.9

Total equity	8,742.4		7,736.6		6,351.6		5,843.0		4,236.8		4,149.8

Net debt/total equity	14.4%		13.8%		6.5%		20.7%		37.0%		38.9%
Net debt/net total capital(2)	12.6%		12.2%		6.1%		17.1%		27.0%		28.0%
Total debt/total capital(3)	23.8%		23.0%		23.7%		27.1%		35.7%		36.5%
Interest coverage(4)	2.8	x	8.2	x	16.4	x	11.3	x	5.2	x	5.2	x
Interest and preferred share dividend distribution coverage(5)	2.3	x	7.5	x	15.0	x	10.3	x	4.8	x	4.8x

(1)	Balances reflect the adjustment at January 1, 2007 upon adoption of the accounting standards described in note 2 of the company’s consolidated financial statements for the year ended December 31, 2007.

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

(5)	Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense and preferred share dividend distribution obligations adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

Holding company cash, short term investments and marketable securities at December 31, 2010 totaled $1,540.7 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations) compared to $1,251.6 at December 31, 2009 ($1,242.7 net of $8.9 of holding company short sale and derivative obligations).

Holding company debt (including other long term obligations) at December 31, 2010 increased by $399.2 to $1,809.6 from $1,410.4 at December 31, 2009, primarily reflecting the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn$272.5), the issuance of the contingent note in connection with the acquisition of GFIC as described in note 19 to the consolidated financial statements, and the foreign currency translation effect during 2010 of the strengthening of the Canadian dollar relative to the U.S. dollar, partially offset by the elimination on consolidation of Zenith National’s holdings of Fairfax’s debt securities as described in note 10.

Subsidiary debt at December 31, 2010 increased by $16.5 to $919.9 from $903.4 at December 31, 2009, primarily reflecting the consolidation of Zenith National’s redeemable securities pursuant to the acquisition transaction described in note 19 to the consolidated financial statements, partially offset by the elimination on consolidation of Zenith National’s holdings of OdysseyRe’s debt securities as described in note 10 to the consolidated financial statements.

On February 26, 2010, the company completed a public equity offering in which it issued 563,381 subordinate voting shares at $355.00 per share, for net proceeds after expenses (net of tax) of $199.8.

At December 31, 2010 the company’s consolidated net debt/net total capital ratio increased to 12.6% from 12.2% at December 31, 2009. The change primarily reflected the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn$272.5) and the issuance of the contingent note in connection with the GFIC acquisition as described in note 11 to the consolidated financial statements, partially offset by the increase in holding company cash, short term investments and marketable securities (discussed in the Liquidity section immediately following this Capital Resources and Management section), increased common shareholders’ equity (resulting from increased retained earnings, partially offset by decreased accumulated other comprehensive income), the first quarter issuance of $199.8 of subordinate voting shares, and the increase in preferred stock as a result of the first quarter issuance of $181.4 (Cdn$193.5) of Series E preferred shares, the third quarter issuance of $233.8 (Cdn$242.2) of Series G preferred shares and the fourth quarter issuance of $286.0 (Cdn$290.8) of Series I preferred shares. The consolidated total debt/total capital ratio increased to 23.8% at December 31, 2010 from 23.0% at December 31, 2009. The increase related primarily to the effects of the above-mentioned increases in total debt partially offset by increases in total equity.

At December 31, 2009 the company’s consolidated net debt/net total capital ratio increased to 12.2% from 6.1% at December 31, 2008. The increase primarily reflected the decrease in holding company cash, short term investments and marketable securities, the increases in retained earnings and accumulated other comprehensive income, the net increase in preferred equity as a result of the issuance of Series C preferred shares completed on October 5, 2009 and the redemption of Series A and Series B preferred shares on December 1, 2009 (as described in note 12 to the consolidated financial statements), the decrease in non-controlling interests (primarily resulting from the Northbridge and OdysseyRe privatizations), and the increase in holding company debt as a result of the third quarter issuance of unsecured senior notes. The consolidated total debt/total capital ratio decreased to 23.0% at December 31, 2009 from 23.7% at December 31, 2008. The improvement related primarily to the effects of the above-mentioned increases in shareholders’ equity, partially offset by the decrease in non-controlling interests (primarily resulting from the Northbridge and OdysseyRe privatizations) and the increase in holding company debt.

Primarily as a result of the company’s first quarter issuance of subordinate voting shares (net proceeds $199.8) and Series E preferred shares (net proceeds $181.4), the third quarter issuance of Series G preferred shares (net proceeds $233.8), the fourth quarter issuance of Series I preferred shares (net proceeds $286.0) and net earnings attributable to shareholders of Fairfax of $469.0, partially offset by the effect of decreased accumulated other comprehensive income (a decrease of $29.2 in 2010, primarily reflecting a decrease in unrealized gains on available for sale securities, partially offset by a net increase in foreign currency translation) and the company’s dividend payments ($232.2) on its common shares and preferred shares, shareholders’ equity at December 31, 2010 increased by $1,077.6 to $8,696.6 from $7,619.0 at December 31, 2009. Common shareholders’ equity at December 31, 2010 was $7,761.9 or $379.46 per basic share (excluding the unrecorded $261.4 excess of fair value over the carrying value of equity accounted investments) compared to $369.80 per basic share (excluding the unrecorded $170.8 excess of fair value over the carrying value of equity accounted investments) at the end of 2009, representing an increase per basic share in 2010 of 2.6% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2010, or 5.3% adjusted to include that dividend). During 2010, the number of basic shares increased primarily as a result of the company’s February 26, 2010 issuance of 563,381 subordinate voting shares at $355.00 per share, partially offset by the repurchase of 53,104 subordinate voting shares for treasury (for use in the company’s senior share plans) and 43,900 subordinate voting shares for cancellation. At December 31, 2010, there were 20,455,247 common shares effectively outstanding.

Non-controlling interests declined by $71.8 to $45.8 during 2010, with the decrease primarily attributable to the redemption by OdysseyRe of its outstanding Series A and Series B preferred shares not owned by it or other subsidiaries of the company as described in note 12 to the consolidated financial statements. Prior to being called for redemption, OdysseyRe’s Series A and Series B preferred shares were classified as non-controlling interests in the consolidated balance sheets of the company. The non-controlling interests balance remaining at December 31, 2010 primarily related to Ridley.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company has issued and repurchased common shares in the most recent five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)

2006 – repurchase of shares	(67,800)	113.57	(7.7)
2007 – repurchase of shares	(38,600)	181.35	(7.0)
2008 – issue of shares	886,888	216.83	192.3
2008 – repurchase of shares	(1,066,601)	264.39	(282.0)
2009 – issue of shares	2,881,844	343.29	989.3
2009 – repurchase of shares	(360,100)	341.29	(122.9)
2010 – issue of shares	563,381	354.64	199.8
2010 – repurchase of shares	(43,900)	382.69	(16.8)

Share issuances in 2009 and 2010 were pursuant to public offerings. Shares issued in 2008 related to the conversion of the company’s 5.0% convertible senior debentures due July 15, 2023.

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

A common measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2010	2009	2008	2007	2006

Insurance
Northbridge (Canada)	0.8	0.7	1.0	0.7	1.0
Crum & Forster (U.S.)	0.6	0.5	0.8	0.8	1.0
Zenith National (U.S.)(1)	0.6	n/a	n/a	n/a	n/a
Fairfax Asia	0.4	0.4	0.3	0.3	0.4
Reinsurance – OdysseyRe	0.5	0.5	0.7	0.8	1.1
Reinsurance and Insurance – Other(2)	0.8	1.1	0.6	0.6	1.2
Canadian insurance industry	1.1	1.0	1.0	1.0	1.0
U.S. insurance industry	0.7	0.8	1.0	0.9	0.9

(1)	Zenith National was acquired May 20, 2010 pursuant to the acquisition transaction described in note 19 to the consolidated financial statements. Zenith National’s net premiums written for the period May 21, 2010 to December 31, 2010 have been annualized for inclusion in this calculation.

(2)	Other includes Group Re (all years), Advent (effective September 2008), Polish Re (effective January 2009) and Fairfax Brasil (effective March 2010).

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2010, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 4.7 times

(5.3 times at December 31, 2009) the authorized control level, except for TIG which had 2.7 times (2.7 times at December 31, 2009).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2010, Northbridge’s subsidiaries had a weighted average MCT ratio of 222% of the minimum statutory capital required, compared to 240% at December 31, 2009, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland, Poland, Brazil and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2010.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2010:

Standard
Issuer Credit Ratings	A.M. Best		& Poor’s		Moody’s	DBRS

Fairfax Financial Holdings Limited	bbb		BBB-		Ba1	BBB
Crum & Forster Holdings Corp.	bbb		BBB-		Ba1	–
Zenith National Insurance Corp.	bbb		BBB-		Ba1	–
Odyssey Re Holdings Corp.	bbb		BBB-		Baa3	–
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A		A-		Baa1	–
Zenith National Insurance Corp.	A		A-		A3	–
Odyssey Re Holdings Corp.(1)	A		A-		A3	–
Lombard General Insurance Company of Canada	A		A-		–	–
Commonwealth Insurance Company	A		A-		–	–
Markel Insurance Company of Canada	A		A-		–	–
Federated Insurance Company of Canada	A		A-		–	–
CRC Reinsurance Limited	A		–		–	–
Wentworth Insurance Company Ltd.	A-		–		–	–
First Capital Insurance Limited	A		–		–	–
Falcon Insurance Company (Hong Kong) Limited	–		A-		–	–
Advent Capital (Holdings) PLC	A	(2)	A+	(2)	–	–
Polish Re	A-		BBB+		–	–

(1)	Financial strength ratings apply to the operating companies

(2)	Advent’s ratings are the A.M. Best and Standard & Poor’s ratings assigned to Lloyd’s

During 2010, Standard & Poor’s upgraded the financial strength rating of Polish Re to a “BBB+” rating; A.M. Best assigned a financial strength rating of “A−” to Wentworth Insurance Company Ltd. and upgraded the financial strength rating of Polish Re to an “A−”; and DBRS upgraded the issuer credit rating of Fairfax to a “BBB” rating.

Liquidity

The purpose of liquidity management is to ensure that there will be sufficient cash to meet all financial commitments and obligations as they become due.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s known obligations in 2011. In addition to these holding company resources, the holding company expects to continue to receive investment management and

FAIRFAX FINANCIAL HOLDINGS LIMITED

administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries.

The holding company’s known significant commitments for 2011 consist of the $294.3 (paid in February 2011) and approximately $64 payments in respect of the company’s acquisitions of First Mercury and Pacific Insurance respectively, as described in note 19 to the consolidated financial statements, the $205.9 annual dividend on common shares ($10.00 per share, paid on January 26, 2011), interest and corporate overhead expenses and preferred share dividends.

Holding company cash, short term investments and marketable securities at December 31, 2010 totaled $1,540.7 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations), compared to $1,251.6 at December 31, 2009 ($1,242.7 net of $8.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2010 included the following inflows – the receipt of $286.0 (Cdn$290.8) of net proceeds on the issuance of Series I preferred shares, the receipt of $233.8 (Cdn$242.2) of net proceeds on the issuance of Series G preferred shares, the receipt of $181.4 (Cdn$193.5) of net proceeds on the issuance of Series E preferred shares, the receipt of $199.8 of net proceeds on the issuance of subordinate voting shares, the receipt of $267.1 (Cdn$272.5) of net proceeds on the issuance of 7.25% unsecured notes due 2020, taxes recovered of $168.6 and the receipt of $745.6 of dividends (comprised of a $136.0 ordinary and a $350.0 extraordinary dividend received from Crum & Forster and a $259.6 dividend received from Zenith National subsequent to its acquisition by the company) – and the following outflows – the payment of $1.3 billion in respect of the company’s acquisition of Zenith National, the acquisition of 41.3% of Gulf Insurance for $217.1 and the payment of $200.8 of common and $31.4 of preferred share dividends. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

Subsidiary cash and short term investments increased by $269.1 to $3,513.9 at December 31, 2010 from $3,244.8 at December 31, 2009, with the increase primarily related to the consolidation of the cash and short term investments of Zenith National and GFIC of $88.4 and $89.7 respectively and net sales of investments (principally available for sale securities) to fund subsidiaries’ operating cash requirements, partially offset by dividends to Fairfax of $745.6 paid during 2010.

During any quarter, the insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2010, the insurance and reinsurance subsidiaries paid net cash of $613.8 (2009 – $68.9; 2008 – received net cash of $1,162.5) with respect to short equity and equity index total return swap derivative obligations (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities and from sales of equity investments whose market value will generally vary inversely to the market value of short equity and equity index total return swaps.

Consolidated cash resources increased by $1,118.2 during 2010, primarily as a result of $297.7 of cash provided by investing activities (which included cash used in the company’s acquisition of Zenith National and its investment in 41.3% of Gulf Insurance, partially offset by net cash acquired in connection with the purchase of GFIC, as described in note 19 to the consolidated financial statements), $33.5 of cash provided by operating activities, and $773.7 of cash provided by financing activities (including the issuance of Cdn$300 par value of Series I preferred shares for net proceeds of $286.0 (Cdn$290.8), Cdn$250 par value of Series G preferred shares for net proceeds of $233.8 (Cdn$242.2), the issuance of Cdn$200 par value of Series E preferred shares for net proceeds of $181.4 (Cdn$193.5), the issuance of subordinate voting shares for net proceeds of $199.8 and the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn$272.5), partially offset by $232.2 of common and preferred share dividends paid, $26.8 of shares purchased for treasury and $21.9 of repayment of long term debt (primarily by Zenith National as described in note 10 to the consolidated financial statements). Consolidated cash resources decreased by $368.8 in 2009, primarily as a result of $734.4 of cash used in investing activities (including the privatizations of OdysseyRe, Northbridge and Advent, the acquisition of Polish Re and investments in Alltrust and Cunningham Lindsey), $719.2 of cash used in operating activities (reflecting declining premiums and steady or only modestly declining paid losses and fixed operating expenses at certain operating companies), and $993.0 provided by financing activities (including issuances of common stock, senior notes and the Series C preferred shares, partially offset by cash used to redeem the Series A and Series B preferred shares, repurchase Fairfax common shares and pay common and preferred share dividends). Consolidated cash resources decreased by $586.8 in 2008, primarily as a result of $1,069.8 of net cash used in financing activities, including the payment of common share and preferred dividends and repurchases by Fairfax, Northbridge and OdysseyRe of their common and preferred shares, partially offset by $119.9 of cash provided by operating activities and $587.9 of cash provided by investing activities.

Contractual Obligations

The following table provides a payment schedule of the company’s material current and future obligations (holding company and subsidiaries) as at December 31, 2010:

	Less than			More than
	1 year	1 - 3 years	3 - 5 years	5 years	Total

Gross claims liability	3,756.9	4,172.4	2,721.0	5,620.0	16,270.3
Long term debt obligations – principal	0.4	376.2	207.6	1,887.0	2,471.2
Long term debt obligations – interest	178.1	338.0	294.1	666.0	1,476.2
Operating leases – obligations	59.2	76.2	49.1	79.5	264.0
Other long term liabilities – principal	6.7	8.7	10.3	343.4	369.1
Other long term liabilities – interest	14.4	27.5	25.8	31.7	99.4

	4,015.7	4,999.0	3,307.9	8,627.6	20,950.2

For further detail on the maturity profile of the company’s financial liabilities, please see “Liquidity Risk” in note 20 to the consolidated financial statements.

Lawsuits

For a full description of this matter, please see “Lawsuits” in note 15 (Contingencies and Commitments) to the consolidated financial statements.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2010 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2010, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The company’s management, including the CEO and CFO, concluded that, as of December 31, 2010, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s most recent Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company’s net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company’s management of pricing risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements. The company’s management of claims reserves is discussed in note 3 (Critical Accounting Estimates and Judgments) and in note 7 (Provision for Claims) to the consolidated financial statements.

Catastrophe Exposure

The company’s insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable and can cause losses in a variety of property and casualty lines. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company’s net earnings and financial condition. The company’s management of catastrophe risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position and cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate as a result of changes in reinsurers’ profitability. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by industry consolidation may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, the company’s results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Investment Portfolio

Investment returns are an important part of the company’s overall profitability. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative securities. Accordingly, fluctuations in the fixed income or equity markets could impair profitability, financial condition or cash flows. Investment income is derived from interest and dividends, together with net gains on investments. The portion derived from net gains on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equity securities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce investment income and net gains on investment or result in investment losses. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company’s financial assets. The market value and liquidity of these investments are extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment

Use of derivative instruments is governed by the company’s investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could reduce net earnings significantly and adversely affect the company’s business, financial position or results of operations. The company’s use of derivatives is discussed in note 5 (Short Sale and Derivative Transactions) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Economic Hedging Strategies

Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition and results of operations. The company’s use of derivatives is discussed in note 5 (Short Sale and Derivative Transactions) and management of basis risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods. The company’s management of reserving risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements and in the Asbestos and Pollution section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Recoverable from Reinsurers

Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected.

Although the magnitude of the company’s recoverable from reinsurers balance is significant, a portion of the balance arose as a result of past acquisitions of companies that had relied heavily on reinsurance and of the company’s greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed in note 20 (Financial Risk Management) to the consolidated financial statements and in the Recoverable from Reinsurers section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Strategic Initiatives

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes thorough due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company’s net earnings and financial condition.

The strategies and performance of operating companies are regularly assessed by the company’s CEO, Board of Directors and senior management. An annual strategic planning process is conducted where key strategic initiatives at the operating companies are determined, including the alignment of those strategies throughout the organization.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Financial strength ratings measure a company’s ability to meet its obligations to contract holders. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. Credit ratings measure a company’s ability to repay its obligations and directly affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of domestic and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce prices, the company’s operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention, further reducing operating margins. The company’s management of pricing risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence. The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company’s management of reserving risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements and in the Asbestos and Pollution section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are

FAIRFAX FINANCIAL HOLDINGS LIMITED

inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. Rather than incurring increased costs of reinsurance by virtue of purchasing more reinsurance or by virtue of these higher rates, in the following year the company elected to decrease its direct catastrophe exposure in that region, therefore requiring the purchase of a reduced amount of catastrophe reinsurance. In 2007 reinsurance rates stabilized while primary rates continued to decrease, increasing the cost of reinsurance for Fairfax’s operating companies on a relative basis. Significant catastrophe losses incurred by reinsurers in 2008 have made and may continue to make catastrophe exposed reinsurance more expensive in the future.

Holding Company Liquidity

Fairfax is a financial services holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company’s operations are conducted through its subsidiaries, none of the subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, Ireland, the United Kingdom, Poland, Hong Kong, Singapore and Brazil and is affected by the subsidiaries’ credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Access to Capital

The company’s future capital requirements depend on many factors, including its ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.

The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 10 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements. The credit facility contains various covenants that place restrictions on, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company’s management of liquidity risk is discussed further in note 20 (Financial Risk Management) to the consolidated financial statements.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman and significant shareholder, Mr. Prem Watsa, and the senior management of its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company’s ability to attract new business. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. Such changes could adversely affect the financial results of the company’s subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. The company’s management of the risks associated with the management of its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Information Requests or Proceedings by Government Authorities

Each of the company’s insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The existence of information requests or proceedings by government authorities could have various adverse effects. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of one particular region.

Lawsuits

The existence of lawsuits against the company or its affiliates, directors or officers could have various adverse effects. For a full description of the current state of such lawsuits, please see “Lawsuits” in note 15 (Contingencies and Commitments) to the consolidated financial statements.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk.

Significant Shareholder

The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 44.9% of the voting power of outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the board of directors and adopting amendments to articles of incorporation and by-laws.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Foreign Exchange

The company’s presentation currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company’s operating results. The company’s management of foreign currency risk is discussed in note 20 (Financial Risk Management) to the consolidated financial statements.

Reliance on Distribution Channels

The company transacts business with a large number of independent brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the consolidated balance sheets originated from various acquisitions made by the company or from acquisitions made by the company’s operating subsidiaries. Continued profitability of the acquired entity is essential for there to be no impairment in the carrying value of the goodwill. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying value of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of future income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a writedown in the company’s future income tax asset if it becomes more likely than not that the amount of the asset will not be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also utilizes external tax professionals as it deems necessary. Tax legislation for each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of future income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company’s U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business.

Technology

Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company’s operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company’s computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Therefore, it is critical that the company’s facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

Operational availability, integrity and security of the company’s information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

International Financial Reporting Standards

Canadian public companies are required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years beginning on or after January 1, 2011. The company will report its financial results for the year ending December 31, 2011 and its quarterly unaudited interim financial results commencing with the quarter ending March 31, 2011 in accordance with IFRS. The company will also provide comparative data on an IFRS basis. With the adoption of IFRS, the company will no longer provide a reconciliation of its financial results to US GAAP.

The company’s transition balance sheet as at January 1, 2010, under IFRS, including commentary on individual Canadian GAAP to IFRS measurement differences is set out on pages 202 to 205.

In 2008 the company established a steering committee, a project team and working groups with appropriate IFRS training and expertise to manage the adoption and implementation of IFRS. The project team developed a conversion plan (described below) and provides regular updates to management, the Steering Committee and the Audit Committee on the execution of this plan, including activities completed in the quarter, activities planned for the following quarter and progress towards key goals and milestones. Education sessions have been, and continue to be, provided for employees, management and the Audit Committee to increase knowledge and awareness of IFRS and its impact.

The company’s IFRS conversion plan consists of four phases: Preliminary Impact Assessment, Detailed Planning, Execution and Post-Implementation Review. The company has completed the first two phases and continues its work on the Execution phase, which is nearing completion. In working through the Detailed Planning phase, the company reviewed current requirements under IFRS, identified a number of potential measurement differences between IFRS and Canadian GAAP, and considered accounting policy choices along with available first-time adopter implementation exemptions. Management has made and continues to make presentations to the company’s Audit Committee identifying the IFRS (both current and expected) that it believes will have the most significant impact on the company’s consolidated financial statements. These presentations include an overview of these various IFRS, ongoing changes to IFRS, alternative accounting policies available under IFRS, optional exemptions for the

FAIRFAX FINANCIAL HOLDINGS LIMITED

application of the standards available to first-time adopters and the identification of the operating groups expected to be impacted most significantly by the adoption of IFRS.

With a project of this scale and significance to the company’s financial reporting, it is critical that the company continue to carefully assess the impact of any changes in requirements and processes on the adequacy of its financial reporting systems and internal controls, including information technology and disclosure controls. A significant amount of effort to adopt and comply with IFRS has been required.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures that need to be addressed. Throughout the project the company monitored discussion papers, exposure drafts and standards released by the IASB and the IFRS Interpretations Committee (formerly the IFRIC). The company assesses the impact of the proposed standards on its financial statements and disclosure as additional information becomes available.

In its transition balance sheet the company applied certain of the optional exemptions available under IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The company: recognized all unamortized actuarial gains and losses of its defined benefit pension plans directly in opening retained earnings; applied IFRS prospectively for business combinations and compound financial instruments from the date of transition to IFRS; and recognized all cumulative currency translation gains and losses recorded in accumulated other comprehensive income (loss) in opening retained earnings.

Management’s assessment to date identified the following areas as most affected by IFRS currently in force: the measurement of financial assets, insurance contracts, employee benefits, and income taxes. With the exception of these items, and those discussed below, the company’s IFRS accounting policies subsequent to January 1, 2010 do not differ significantly from those currently applied under Canadian GAAP. The 2010 comparative IFRS financial statements will use the same estimates in their preparation as those used in the 2010 Canadian GAAP financial statements.

At the date of transition to IFRS, most non-financial assets must be assessed for impairment in accordance with International Accounting Standard 36 – Impairment of Assets (“IAS 36”). IAS 36 uses a one-step approach for both testing and measurement of impairment, with an asset’s carrying value compared directly with the higher of (i) the asset’s fair value less costs to sell and (ii) value in use, which is determined using discounted future cash flows. Canadian GAAP uses a two-step approach by first comparing an asset’s carrying value to its undiscounted future cash flows to determine whether impairment exists; only when the carrying value exceeds the undiscounted future cash flows is impairment then measured by comparing the asset’s carrying value to its fair value. With the exception of goodwill and indefinite-life intangibles, IAS 36 also permits reversal of previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Most notably, in response to financial reporting issues that emerged from the 2008 global financial crisis, the IASB set out to revise or replace the IFRS standards that addressed many of these areas. The IASB is replacing its existing financial instruments standard, IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”), in several phases. The first phase was completed in November 2009 with the publication of IFRS 9 – Financial Instruments (“IFRS 9”), which addresses the classification and measurement of financial assets, including investment securities. The new accounting model eliminates the available for sale and held to maturity categories, and the need to bifurcate embedded derivatives in financial assets; it measures hybrid contracts as a whole at fair value through profit and loss (“FVTPL”). Equity instruments are measured at FVTPL by default. An option is available to measure equity instruments that are not held for trading at fair value through other comprehensive income (“FVTOCI”) without recycling of gains and losses to the income statement. Dividend income on equity instruments measured at FVTOCI is recognized in the income statement. Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, otherwise fixed income investments are measured at FVTPL. While this new standard is not mandatory until January 1, 2013, the company has early adopted the first phase of IFRS 9 as currently written for the classification and measurement of its financial assets on transition to IFRS to simplify its accounting for financial instruments and streamline its conversion process. Under this standard, the company’s business model requires its investment portfolio to primarily be measured at FVTPL, with no significant impact on the company’s equity at the date of transition.

As part of the first phase of the IASB’s financial instruments revision, the IASB also concluded that the accounting model for financial liabilities under IFRS 9 will remain unchanged from that under IAS 39, with two measurement categories: FVTPL and amortized cost. Financial liabilities held for trading will continue to be measured at FVTPL, and all other financial liabilities will be measured at amortized cost unless the fair value option is applied using existing criteria in IAS 39. However, unlike current guidance under IAS 39, changes in own credit risk for financial liabilities designated at FVTPL using the fair value option will be recorded in other comprehensive income. Other changes in the fair value of the financial liability will be recorded in profit and loss. The company currently records its non-derivative financial liabilities under Canadian GAAP at amortized cost and will continue doing so under IFRS. The accounting model for financial liabilities under IFRS 9, as currently written, will not have any significant impact on transition to IFRS.

The IASB (along with the Financial Accounting Standards Board (“FASB”) in the U.S.) is developing a new accounting standard for employee benefits with the intent of improving accounting for defined benefit pension costs and obligations. Current guidance under International Accounting Standard 19 – Employee Benefits (“IAS 19”) is similar to both Canadian and US GAAP and allows, as an accounting policy choice for defined benefit pension plans, the deferral and amortization of certain actuarial gains and losses to future accounting periods when determining pension expense (the “corridor method”). IAS 19 also permits actuarial gains and losses to be recognized immediately in net income or other comprehensive income. On April 29, 2010, the IASB issued an Exposure Draft – Defined Benefit Plans: Proposed amendments to IAS 19. The exposure draft: eliminates the corridor method; requires that actuarial gains and losses be immediately recognized in other comprehensive income without recycling to net income; removes the ability to incorporate an expected rate of return on plan assets; and proposes a new presentation approach for changes in defined benefit obligations and the fair value of plan assets. The final standard is expected to be issued late in the first quarter of 2011, with mandatory adoption no earlier than January 1, 2013. In keeping with the company’s objective to streamline its conversion process, and as permitted under IAS 19, the company will immediately recognize all actuarial gains and losses arising subsequent to its transition to IFRS in other comprehensive income, consistent with the requirements of the exposure draft.

The following table sets out the reconciliation of the company’s Canadian GAAP consolidated balance sheet to its IFRS transition consolidated balance sheet as at January 1, 2010:

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Balance Sheet
as at January 1, 2010
(unaudited – US$ millions)

					Adjustments
					upon
Canadian GAAP	Canadian	Reclassi-			adoption of			IFRS
Assets	GAAP	fications		Reclassified	IFRS		IFRS	Assets

Holding company investments	1,251.6	–		1,251.6	–		1,251.6	Holding company investments
Accounts receivable and other	1,805.0	(431.4	)(e)	1,373.6	3.2	(10)	1,376.8	Insurance contract receivables
Income taxes receivable	50.4	(50.4	)(e)	–	–		–
					(245.7	)(5)
Recoverable from reinsurers	3,818.6	–		3,818.6	(1.8	)(10)	3,571.1	Recoverable from reinsurers

	6,925.6	(481.8)		6,443.8	(244.3)		6,199.5

Portfolio investments								Portfolio investments
Subsidiary cash and short term investments	3,244.8	–		3,244.8	–		3,244.8	Subsidiary cash and short term investments
Bonds	10,918.3	–		10,918.3	–		10,918.3	Bonds
Preferred stocks	292.8	–		292.8	–		292.8	Preferred stocks
Common stocks	4,895.0	–		4,895.0	(1.8	)(10)	4,893.2	Common stocks
Investments, at equity	433.5	–		433.5	(9.8	)(2)	423.7	Investments in associates
Derivatives and other invested assets	142.7	–		142.7	–		142.7	Derivatives and other invested assets
Assets pledged for short sale and derivative obligations	151.5	–		151.5	–		151.5	Assets pledged for short sale and derivative obligations

	20,078.6	–		20,078.6	(11.6)		20,067.0

Deferred premium acquisition costs	372.0	–		372.0	–		372.0	Deferred premium acquisition costs
					3.9	(2)
					(27.0	)(6)
					3.8	(7)
					7.4	(8)
					(1.3	)(9)
Future income taxes	318.7	–		318.7	(6.0	)(10)	299.5	Deferred income taxes
Goodwill and intangible assets	438.8	–		438.8	–		438.8	Goodwill and intangible assets
					(4.8	)(2)
					(12.7	)(7)
					(8.5	)(8)
					(1.1	)(9)
Other assets(a)	318.3	481.8	(e)	800.1	(1.4	)(10)	771.6	Other assets

	28,452.0	–		28,452.0	(303.6)		28,148.4

Liabilities								Liabilities
Subsidiary indebtedness	12.1	–		12.1	–		12.1	Subsidiary indebtedness
					22.3	(2)
					15.1	(5)
					20.5	(8)
					(4.4	)(9)
Accounts payable and accrued liabilities	1,238.1	–		1,238.1	(0.8	)(10)	1,290.8	Accounts payable and accrued liabilities
					5.8	(6)
Income taxes payable	70.9	–		70.9	0.9	(10)	77.6	Income taxes payable
Short sale and derivative obligations	57.2	–		57.2	–		57.2	Short sale and derivative obligations
Funds withheld payable to reinsurers	354.9	–		354.9	–		354.9	Funds withheld payable to reinsurers

	1,733.2	–		1,733.2	59.4		1,792.6

					(260.8	)(5)
Insurance contract liabilities(b)	16,680.5	–		16,680.5	(1.1	)(10)	16,418.6	Insurance contract liabilities
Long term debt(c)	2,301.7	–		2,301.7	(0.5	)(10)	2,301.2	Long term debt

	18,982.2	–		18,982.2	(262.4)		18,719.8

Equity(d)								Equity
Common stock	3,058.6	–		3,058.6	–		3,058.6	Common stock
Treasury stock, at cost	(28.7)	–		(28.7)	–		(28.7)	Treasury stock, at cost
					(31.3	)(2)
					150.1	(3)
					747.1	(4)
					(32.8	)(6)
					(6.3	)(7)
					(21.6	)(8)
					1.7	(9)
Retained earnings	3,468.8	–		3,468.8	(6.3	)(10)	4,269.4	Retained earnings
					(150.1	)(3)
Accumulated other comprehensive income	893.1	–		893.1	(747.1	)(4)	(4.1)	Accumulated other comprehensive income

Common shareholders’ equity	7,391.8	–		7,391.8	(96.6)		7,295.2	Common shareholders’ equity
Preferred stock	227.2	–		227.2	–		227.2	Preferred stock

Shareholders’ equity attributable to shareholders of Fairfax	7,619.0	–		7,619.0	(96.6)		7,522.4	Shareholders’ equity attributable to shareholders of Fairfax
					(1.7	)(2)
					(2.6	)(7)
Non-controlling interests	117.6	–		117.6	0.3	(9)	113.6	Non-controlling interests

Total equity	7,736.6	–		7,736.6	(100.6)		7,636.0	Total equity

	28,452.0	–		28,452.0	(303.6)		28,148.4

     Reclassifications to conform with the company’s IFRS balance sheet presentation

(a)	Other assets include premises and equipment which was disclosed as a separate line under Canadian GAAP;

(b)	Insurance contract liabilities include provisions for claims and unearned premiums which were disclosed as separate line items under Canadian GAAP;

(c)	Long term debt includes holding company borrowings, subsidiary company borrowings and other long term obligations of the holding company which were disclosed as separate lines under Canadian GAAP;

(d)	Presentation of equity for Canadian GAAP reflects the adoption of the Canadian Institute of Chartered Accountants Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests; and,

(e)	Reclassification of income taxes receivable and miscellaneous balances receivable (primarily accrued interest and dividends) to other assets in order to separately present insurance contract receivables.

     Adjustments upon adoption of IFRS

IFRS permits exemptions from full retrospective application of certain standards. In preparing these consolidated financial statements in accordance with IFRS, the company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

          IFRS mandatory exceptions

The company has applied the following mandatory exceptions from retrospective application of IFRS:

Estimates

Hindsight was not used to create or revise estimates. The estimates previously made by the company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies. Estimates under IFRS at January 1, 2010 are consistent with estimates made for that same date under Canadian GAAP.

Hedge accounting

Hedge accounting can only be applied prospectively from the IFRS transition date to transactions that satisfy the hedge accounting criteria in IAS 39 Financial Instruments: Recognition and Measurement. Hedging relationships cannot be designated and the supporting documentation cannot be created retrospectively.

The company’s existing hedge of its net investment in Northbridge under Canadian GAAP complies with IAS 39. No adjustment upon adoption of IFRS was required.

Non-controlling interests

The requirements of IAS 27 Consolidated and Separate Financial Statements were applied prospectively from January 1, 2010 with respect to the attribution of total comprehensive income to the shareholders of the company and to the non-controlling interests, and for transactions involving a change in the level of the company’s ownership in a subsidiary. These requirements were adopted under Canadian GAAP on January 1, 2010, and accordingly no adjustment upon adoption of IFRS was required.

          IFRS optional exemptions

The company has elected to apply the following optional exemptions from full retrospective application of IFRS:

(1) Business combinations
IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the transition date. Full retrospective application of IFRS 3 would require restatement of all business combinations that occurred prior to the transition date.

The company has applied the business combinations exemption in IFRS 1 and as a result has not retrospectively applied IFRS 3 to any business combinations that took place prior to the transition date of January 1, 2010. No changes to assets or liabilities recognized in those business combinations were required as a result of adopting IFRS. Goodwill arising on business combinations prior to the transition date was not adjusted from the carrying value previously determined under Canadian GAAP.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2) Employee benefits
IFRS 1 provides the option to apply IAS 19 Employee Benefits retrospectively for the recognition of actuarial gains and losses, or to recognize all actuarial gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

The company has elected to recognize all unamortized actuarial gains and losses from its pension and post retirement benefit plans in opening retained earnings as at January 1, 2010, resulting in a decrease in retained earnings, pension assets, investment in associates (CLGL) and non-controlling interests of $31.3, $4.8, $9.8 and $1.7, respectively and an increase in pension and post retirement liabilities and deferred income taxes of $22.3 and $3.9, respectively.

(3) Currency translation differences
Retrospective application of IFRS would require the company to determine cumulative currency translation differences in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 provides the option to recognize all cumulative currency translation gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

The company has elected to recognize all cumulative currency translation gains and losses in opening retained earnings as at January 1, 2010, resulting in an increase in retained earnings and a decrease in accumulated other comprehensive income of $150.1.

          Other Measurement Adjustments between Canadian GAAP and IFRS

(4) Adoption of IFRS 9 Financial Instruments: Classification and Measurement
As permitted by the transition rules for first-time adopters of IFRS, the company has early adopted IFRS 9 Financial Instruments: Classification and Measurement effective January 1, 2010. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement for all financial assets. IFRS 9 eliminates the available for sale and held to maturity categories, and the requirement to bifurcate embedded derivatives with respect to hybrid contracts. Under IFRS 9 hybrid contracts are measured as a whole at fair value through profit and loss. Equity instruments are measured at FVTPL by default. Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, otherwise fixed income investments are measured at FVTPL. Under this standard, the company’s business model requires that its investment portfolio be primarily measured at FVTPL.

The effect of adopting IFRS 9 as at January 1, 2010 is to recognize all unrealized gains and losses in accumulated other comprehensive income resulting in an increase in opening retained earnings and a decrease in accumulated other comprehensive income of $747.1.

(5) Structured settlements
Structured settlements occur when an insurer has settled a claim and purchased an annuity from a life insurance company to cover the payment stream agreed to in the settlement with the claimant. The payments are usually for a set amount over the claimant’s life, or a series of fixed payments for a specified period of time.

Under IFRS, the company accounts for structured settlements by derecognizing the original claims liability and recording any secondary obligation arising as a financial guarantee where: (i) an annuity is purchased and there is an irrevocable direction from the company to the annuity underwriter to make all payments directly to the claimant, (ii) the annuity is non-commutable, non-assignable and non-transferable, the company is not entitled to any annuity payments and there are no rights under the contractual arrangement that would provide any current or future benefit to the company, (iii) the company is released by the claimant to evidence settlement of the claim amount, and (iv) the company remains liable to make payments to the claimant in the event and to the extent the annuity underwriter fails to make payments under the terms and conditions of the annuity and the irrevocable direction given.

Under Canadian GAAP where it was not virtually assured that a secondary obligation did not exist, the company accounted for structured settlements by applying reinsurance accounting whereby the reinsurance recoverable (i.e. the value of the life annuity) and the claim obligation remained on the consolidated balance sheet. The effect of this adjustment decreased recoverable from reinsurers and insurance contract liabilities by $245.7 and $260.8, respectively and increased accounts payable and accrued liabilities by $15.1.

(6)	Derecognition of deferred tax assets
Under IFRS, certain income tax payments related to the transfer of assets between group companies may no longer be deferred on consolidation, as was permitted under Canadian GAAP. Historically the company had recorded prepaid taxes related to intercompany transfers within future income taxes. The effect of this adjustment decreased opening retained earnings and deferred income taxes by $32.8 and $27.0, respectively and increased current taxes payable by $5.8.

(7) Impairment of premises and equipment
Under IFRS, the carrying amount of an asset is reduced to its recoverable amount when the asset’s carrying amount exceeds its recoverable amount which is defined as the higher of value in use or fair value less costs to sell. Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable and willing parties, less the cost of disposal, and value in use is the present value of the future cash flows expected to be derived from the use of the asset.

Under Canadian GAAP, the carrying amount of an asset was not recoverable when it exceeded the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. The impairment loss was then measured as the amount by which the carrying amount exceeded its fair value.

An impairment charge was recorded under IFRS related to certain of Ridley’s manufacturing plants resulting primarily from the use of undiscounted cash flows under Canadian GAAP and discounted cash flows under IFRS in the methodology for assessing impairment. This adjustment reduced premises and equipment, opening retained earnings and non-controlling interests by $12.7, $6.3 and $2.6, respectively and increased deferred income taxes by $3.8.

(8) Pension asset limitation
IFRS limits the measurement of a defined benefit pension plan asset to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan plus unrecognized gains and losses. Based on the statutory minimum funding requirements and expected future service costs of a subsidiary defined benefit pension plan, a pension asset previously recorded under Canadian GAAP no longer qualified for recognition under IFRS. The effect of this adjustment increased deferred income taxes and pension liabilities by $7.4 and $20.5 respectively and decreased pension assets and opening retained earnings by $8.5 and $21.6 respectively.

(9) Employee benefits
IFRS permits only the unvested portion of past service costs (i.e., costs related to prior periods from the introduction of or a change to certain types of employee benefit plans) to be deferred and recognized as an expense on a straight line basis over the average period until the benefits become vested. All vested past service costs are expensed immediately under IFRS, whereas under Canadian GAAP, vested past service costs were generally recognized as an expense over the expected average remaining service period. The effect of recognizing all vested past service costs increased opening retained earnings and non-controlling interests by $1.7 and $0.3, respectively and reduced pension liabilities, pension assets and deferred income taxes by $4.4, $1.1 and $1.3, respectively.

(10) Other
Other adjustments include individually insignificant adjustments that resulted in a decrease in recoverable from reinsurers, common stocks, deferred income taxes, other assets, accounts payable and accrued liabilities, insurance contract liabilities, long term debt and opening retained earnings of $1.8, $1.8, $6.0, $1.4, $0.8, $1.1, $0.5 and $6.3, respectively and increased insurance contract receivables and income taxes payable of $3.2 and $0.9, respectively.

     Future changes under IFRS

The second phase of the IASB’s financial instruments revision will amend the recognition and measurement requirements for impairment of financial assets carried at amortized cost. The IASB issued an Exposure Draft – Financial Instruments: Amortized Cost and Impairment on November 5, 2009 and on January 31, 2011, issued a narrow scope supplementary Exposure Draft – Financial Instruments: Impairment, that addresses certain of the more challenging operational aspects of the initial exposure draft. If this standard is finalized as currently drafted, financial

FAIRFAX FINANCIAL HOLDINGS LIMITED

assets measured at amortized cost would be tested for impairment using an expected credit loss model. Currently, an incurred credit loss model is applied to determine impairment. The final standard is expected to be issued in the second quarter of 2011 with mandatory adoption no earlier than January 1, 2013. With the company’s investment portfolio primarily classified as FVTPL under IFRS 9, the proposed standard is not expected to have a significant impact on the company’s equity.

The third phase of the IASB’s financial instruments revision addresses hedge accounting. The IASB issued an Exposure Draft – Hedge Accounting on December 9, 2010. The proposed model is intended to more closely align hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. Existing hedge accounting under IAS 39 is complex and primarily rules driven; the proposed model is principles based and permits, for instance, hedging of components of non-financial items and the hedging of net positions, two areas that are prohibited under IAS 39. The final standard is expected to be issued in the second quarter of 2011 with mandatory adoption no earlier than January 1, 2013. The proposed hedge accounting model under IFRS 9, as currently drafted, is not expected to have a significant impact on the company’s equity, but may present opportunities for expanded application of hedge accounting in the future.

Another area where the company anticipates that the adoption of IFRS will have a significant impact is accounting for insurance contracts. The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and the final standard is expected to be issued in the second quarter of 2011. The exposure draft is a comprehensive standard that addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased and probability-weighted average of future cash flows expected to arise as the insurer fulfils the contract; (ii) the effect of time value of money; (iii) an explicit risk adjustment; and (iv) a residual margin calibrated to ensure that no profit is recognized on inception of the contract. Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is required for short-duration contracts in which the coverage period is approximately one year or less. The effective date of the proposed standard remains to be determined, but will not be earlier than January 1, 2013. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could add significant operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the financial statements.

The IASB (along with the FASB) is also developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010, the IASB issued an Exposure Draft – Leases that proposes to eliminate the distinction between operating and capital leases. Lessees would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. Lessors would apply a performance obligation model or a derecognition model depending on whether control and all but a trivial amount of the risks and benefits of the underlying asset are transferred to the lessee. The final standard is expected in the second quarter of 2011, with mandatory adoption expected to be no earlier than January 1, 2013. However, the proposed standard would apply to all leases in force at the effective date. The company has commenced a preliminary assessment of the impact of the exposure draft on its lease commitments.

     Other

The company has evaluated its financial information systems and processes and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. Based on IFRS currently in force, management is confident that the company’s internal controls over financial reporting, disclosure controls and procedures, and underlying financial information systems and processes are appropriately designed and properly functioning for an IFRS reporting environment. It is conceivable that new requirements may arise that could necessitate significant revision to the company’s internal controls over financial reporting, disclosure controls and procedures, and financial information systems and processes as a result of the proposed changes for the determination of impairment of financial assets carried at amortized cost and the requirements of the insurance contracts exposure draft. Management continues to concurrently monitor changes to IFRS and the ability of the company’s controls, systems and processes to meet these potential requirements.

The company nears completion of the Execution phase of its conversion plan, building on the detailed analysis and evaluation of the financial information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. The company is completing its pro-forma IFRS financial statement formats and notes. Preliminary quarterly financial information for 2010 on an IFRS basis continues to be prepared after each Canadian GAAP reporting period. At this time the company’s auditors continue their review of the company’s analysis and documentation of identified measurement differences between Canadian GAAP and IFRS, and the company’s 2010 IFRS quarterly information. Management believes that the company continues to track well with its IFRS conversion plan as approved by the Audit Committee.

Critical Accounting Estimates and Judgments

Please refer to note 3 (Critical Accounting Estimates and Judgments) to the consolidated financial statements.

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence

FAIRFAX FINANCIAL HOLDINGS LIMITED

exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize future income tax assets; assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Short Form Base Shelf Prospectus dated December 10, 2010 (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year

2010
Revenue	1,804.4	1,811.7	1,681.0	866.6	6,163.7
Net earnings (loss)	289.4	325.2	219.0	(364.6)	469.0
Net earnings (loss) per share	$14.08	$15.55	$10.29	$(18.43)	$21.41
Net earnings (loss) per diluted share	$14.02	$15.49	$10.24	$(18.43)	$21.31
2009
Revenue	1,279.4	1,735.5	2,213.4	1,407.3	6,635.6
Net earnings (loss)	(60.4)	275.4	562.4	79.4	856.8
Net earnings (loss) per share	$(3.55)	$15.65	$31.04	$1.66	$43.99
Net earnings (loss) per diluted share	$(3.55)	$15.56	$30.88	$1.65	$43.75
2008
Revenue	2,370.5	1,243.5	2,162.9	2,048.7	7,825.6
Net earnings	631.8	27.6	467.6	346.8	1,473.8
Net earnings per share	$34.72	$0.84	$25.40	$19.73	$80.38
Net earnings per diluted share	$33.78	$0.84	$25.27	$19.62	$79.53

Operating results at the insurance and reinsurance operations were improving as a result of company efforts, although they have in recent years been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Stock Prices and Share Information

As at March 4, 2011 Fairfax had 19,706,306 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 20,455,076 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2010, 2009 and 2008.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn$)

2010
High	410.32	409.57	425.25	420.97
Low	356.25	362.80	389.00	395.00
Close	381.90	389.88	419.00	408.99
2009
High	404.00	329.99	416.40	417.35
Low	272.38	275.95	281.79	364.00
Close	326.00	292.00	397.73	410.00
2008
High	342.20	340.00	350.00	390.00
Low	255.32	240.01	221.94	303.85
Close	298.90	261.00	341.14	390.00

The table that follows presents the New York Stock Exchange high, low and closing U.S. dollar prices of subordinate voting shares of Fairfax for each quarter of 2009 and 2008.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter(1)
	(US$)

2009
High	328.76	280.49	382.38	377.14
Low	211.01	237.16	241.50	343.00
Close	260.50	249.49	370.73	354.50
2008
High	343.00	336.00	330.00	355.48
Low	258.23	235.70	210.50	241.71
Close	287.10	253.90	328.50	313.41

(1)	On December 10, 2009, Fairfax’s subordinate voting shares were voluntarily delisted from the New York Stock Exchange.

FAIRFAX FINANCIAL HOLDINGS LIMITED

APPENDIX
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)	We expect to compound our book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!

Consolidated Financial Summary

(in US$ millions except share and per share data and as otherwise indicated)(1)

		Per Share
		Common			Earnings					Common
	Increase	share-			before					share-		Closing
	in book value	holders’	Net		income	Net	Total	Invest-	Net	holders’	Shares	share
	per share	equity	earnings	Revenue	taxes	earnings	assets	ments(2)	debt	equity	outstanding	price(3)

As at and for the years ended December 31:
1985	–	1.52	(1.35)	12.2	(0.6)	(0.6)	30.4	23.9	–	7.6	5.0	3.25	(4)
1986	179.6%	4.25	0.98	38.9	6.6	4.7	93.4	68.8	3.7	29.7	7.0	12.75
1987	48.2%	6.30	1.72	86.9	14.0	12.3	139.8	93.5	4.9	46.0	7.3	12.37
1988	31.1%	8.26	1.63	112.0	17.9	12.1	200.6	111.7	27.3	60.3	7.3	15.00
1989	27.1%	10.50	1.87	108.6	16.6	14.4	209.5	113.1	21.9	76.7	7.3	18.75
1990	41.3%	14.84	2.42	167.0	19.8	18.2	461.9	289.3	83.3	81.6	5.5	11.00
1991	23.9%	18.38	3.34	217.4	28.3	19.6	447.0	295.3	58.0	101.1	5.5	21.25
1992	0.9%	18.55	1.44	237.0	5.8	8.3	464.6	311.7	69.4	113.1	6.1	25.00
1993	42.3%	26.39	4.19	266.7	36.2	25.8	906.6	641.1	118.7	211.1	8.0	61.25
1994	17.7%	31.06	3.41	464.8	33.7	27.9	1,549.3	1,105.9	166.3	279.6	9.0	67.00
1995	25.2%	38.89	7.15	837.0	70.1	63.9	2,104.8	1,221.9	175.7	346.1	8.9	98.00
1996	62.8%	63.31	11.26	1,082.3	137.4	110.6	4,216.0	2,520.4	281.6	664.7	10.5	290.00
1997	36.3%	86.28	14.12	1,507.7	218.0	152.1	7,148.9	4,054.1	369.7	960.5	11.1	320.00
1998	30.4%	112.49	23.60	2,469.0	358.9	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	540.00
1999	38.3%	155.55	3.20	3,905.9	(72.2)	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	245.50
2000	(4.8)%	148.14	5.04	4,157.2	(66.7)	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	228.50
2001	(21.0)%	117.03	(31.93)	3,953.2	(695.1)	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	164.00
2002	7.0%	125.25	17.49	5,104.7	294.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	121.11
2003	30.7%	163.70	19.51	5,731.2	537.1	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	226.11
2004	(0.6)%	162.76	3.11	5,829.7	287.6	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	202.24
2005	(15.5)%	137.50	(27.75)	5,900.5	(466.5)	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	168.00
2006	9.2%	150.16	11.92	6,803.7	878.6	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	231.67
2007	53.2%	230.01	58.38	7,510.2	2,160.4	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	287.00
2008	21.0%	278.28	79.53	7,825.6	2,444.3	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	390.00
2009	32.9%	369.80	43.75	6,635.6	1,205.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	410.00
2010	2.6%	379.46	21.31	6,163.7	351.7	469.0	31,738.2	23,305.6	1,255.3	7,761.9	20.5	408.99

(1)	All share references are to common shares; shares outstanding are in millions.

(2)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

(3)	Quoted in Canadian dollars.

(4)	When current management took over in September 1985.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Information
Directors of the Company

Anthony F. Griffiths
Corporate Director

Robert J. Gunn
Corporate Director

Alan D. Horn
President and Chief Executive Officer,
Rogers Telecommunications Limited

Timothy R. Price
Chairman, Brookfield Funds,
Brookfield Asset Management Inc.

Brandon W. Sweitzer
Senior Fellow, U.S. Chamber of Commerce

V. Prem Watsa
Chairman and Chief Executive Officer of the Company

Operating Management

    Fairfax Insurance Group

Andrew A. Barnard, President and Chief
    Operating Officer

    Canadian Insurance

Mark J. Ram, President
Northbridge Financial Corporation

    U.S. Insurance

Douglas M. Libby, President
Crum & Forster Holdings Corp.

Stanley Zax, Chairman of the Board and President
Zenith National Insurance Corp.

    Asian Insurance

Ramaswamy Athappan, Chairman and CEO
Fairfax Asia
    Chief Executive Officer
First Capital Insurance Limited

Sammy Y. Chan, President
Fairfax Asia

Gobinath Athappan, President
Falcon Insurance Company (Hong Kong) Limited

    Other Insurance

Jacques Bergman, President
Fairfax Brasil

    Reinsurance – OdysseyRe

Brian D. Young, President and CEO
Odyssey Re Holdings Corp.

    Other Reinsurance

Keith Thompson, President
Trevor Ambridge, Managing Director
Advent Capital (Holdings) PLC

Marek Czerski, President
Polish Re

    Runoff

Nicholas C. Bentley, President
RiverStone Group LLC

    Other
Bijan Khosrowshahi, President
Fairfax International

Roger Lace, President
Hamblin Watsa Investment Counsel Ltd.

Ray Roy, President
MFXchange Holdings Inc.

Officers of the Company

David Bonham
Vice President, Financial Reporting

John Cassil
Vice President, Taxation

Peter Clarke
Vice President and Chief Risk Officer

Jean Cloutier
Vice President, International Operations

Hank Edmiston
Vice President, Regulatory Affairs

Bradley Martin
Vice President, Chief Operating Officer and
    Corporate Secretary

Paul Rivett
Vice President and Chief Legal Officer

Eric Salsberg
Vice President, Corporate Affairs

Ronald Schokking
Vice President and Treasurer

John Varnell
Vice President and Chief Financial Officer

V. Prem Watsa
Chairman and Chief Executive Officer

Jane Williamson
Vice President

Head Office

95 Wellington Street West
Suite 800
Toronto, Canada M5J 2N7
Telephone (416) 367-4941
Website www.fairfax.ca

Auditors

PricewaterhouseCoopers LLP

General Counsel

Torys

Transfer Agents and Registrars

CIBC Mellon Trust Company, Toronto
Mellon Investor Services, LLC, New York

Share Listing

Toronto Stock Exchange
Stock Symbol: FFH and FFH.U

Annual Meeting

The annual meeting of shareholders of
Fairfax Financial Holdings Limited will be
held on Wednesday, April 20, 2011 at 9:30 a.m.
(Toronto time) at Roy Thomson Hall,
60 Simcoe Street, Toronto, Canada